Securities and Exchange Commission
Washington, D.C. 20549


05049515

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of March 2005

E.ON AG

(Translation of Registrant's name into English)

E.ON AG
E.ON-Platz 1
D-40479 Düsseldorf
Germany
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F x Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): x__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ___

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _ No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-_.

Invitation to the 2005 Annual Shareholders Meeting

Summary of the 2004 Annual Report


Growing closer.
Growing together.

e·on

E.ON Group Financial Highlights

€ in millions	2004	2003	+/- %
Electricity sales (in billion kWh)[1]	403.7	390.5	+3
Gas sales (in billion kWh)[1]	868.2	854.9	+2
Sales	49,103	46,427	+6
Adjusted EBITDA[2]	10,520	9,458	+11
Adjusted EBIT[2]	7,361	6,228	+18
Income/Loss (-) from continuing operations before income taxes and minority interests	6,799	5,538	+23
Income/Loss (-) from continuing operations	4,348	3,950	+10
Income/Loss (-) from discontinued operations, net	-9	1,137	-
Net income	4,339	4,647	-7
Investments	5,285	9,196	-43
Cash provided by operating activities	5,972	5,538	+8
Free cash flow[3]	3,260	2,878	+13
Net financial position[4] (at year end)	-5,483	-7,855	+30
Stockholders' equity	33,560	29,774	+13
Total assets	114,062	111,850	+2
ROCE[5] (in %)	11.3	9.9	+1.4[6]
Cost of capital (in %)	9.0	9.5	-0.5[6]
Return on equity after taxes[7] (in %)	13.7	16.8	-3.1[6]
Employees (at year end)	69,710	67,102	+4
Earnings per share (in €)			
from continuing operations	6.62	6.04	+10
from discontinued operations	-0.01	1.74	-
from cumulative effect of changes in accounting principles, net	-	-0.67	-
from net income	6.61	7.11	-7
Per share (in €)			
Dividend	2.35	2.00	+18
Stockholders' equity[8]	50.93	45.39	+12

[1]*Unconsolidated figures; prior-year figure includes pro forma 12-month gas sales of E.ON Ruhrgas AG.* [2]*Non-GAAP financial measure; see reconciliation to consolidated net income on page 28.* [3]Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 31. [4]Non-GAAP financial measure; see reconciliation on page 32. [5]Non-GAAP financial measure; see derivation on page 45-47 of E.ON's 2004 Annual Report. [6]Change in percentage points. [7]Net income excluding minority interests ÷ annual average stockholders' equity excluding minority interests. [8]Excludes minority interests.

E.ON Group 2004 Financial Highlights by Business Segment

€ in millions	Central Europe	Pan-European Gas	U.K.	Nordic	U.S. Midwest	Corporate Center	Core Energy Business	Other Activities[1]	Total
Sales	20,752	14,426	8,490	3,347	1,913	-813	48,115	988	49,103
Adjusted EBITDA	4,908	1,900	1,592	1,121	544	-273	9,792	728	10,520
Adjusted EBIT	3,602	1,428	1,017	701	349	-314	6,783	578	7,361
ROCE (in %)	21.3	9.4	8.9	9.6	5.4	-	-	-	11.3
Cost of capital (in %)	9.0	8.2	9.2	9.0	8.0	-	-	-	9.0
Cash provided by operating activities	2,938	1,016	633	957	182	241	5,967	5	5,972
Investments	2,527	660	503	740	277	434	5,141	144	5,285
Employees (at year end)	36,811	11,520	10,397	5,530	3,437	420	68,115	1,595	69,710

[1]This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

Non-GAAP financial measures: This summary report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this summary report contains certain financial measures (adjusted EBIT, adjusted EBITDA, ROCE, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in the 2004 Annual Report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this summary report or E.ON's 2004 Annual Report on which the relevant reconciliation appears.The non-GAAP financial measures used in this summary report should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this summary report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

This is to invite the shareholders of our Company to attend the Annual Shareholders Meeting which will be held on Wednesday, April 27, 2005, at 10.00 a.m. in Grugahalle in 45131 Essen, Norbertstr. 2, Germany.

Agenda for the Shareholders Meeting

1. **Presentation of the adopted Financial Statements for the 2004 financial year along with the summarized Review of Operations for E.ON AG and the E.ON Group and the Report of the Supervisory Board as well as the presentation of the approved Consolidated Financial Statements**

2. **Appropriation of the Balance Sheet Income from the 2004 financial year**

   The Supervisory Board and the Board of Management propose that the balance sheet income available from the 2004 financial year in the amount of €1,549,010,497.05 be used to pay a dividend of €2.35 per no-par value share entitled to dividend payment.

3. **Discharge of the Board of Management for the 2004 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

4. **Discharge of the Supervisory Board for the 2004 financial year**

   The Supervisory Board and the Board of Management propose that discharge be granted.

5. **Cancellation of the existing authorized capitals and creation of a new authorized capital as well as a corresponding change of the Articles of Association**

   The currently existing authorized capitals in Section 3 paragraph 2 to 4 of the Company's Articles of Association are limited until May 25, 2005, and are therefore to be renewed.

   The Supervisory Board and the Board of Management therefore propose that it be decided:

   a) The existing authorizations to increase the Company's share capital pursuant to Section 3 paragraph 2 to 4 of the Articles of Association, which is limited until May 25, 2005, are cancelled.

   b) Subject to the approval of the Supervisory Board, the Board of Management shall be authorized to increase the Company's share capital until April 27, 2010, by up to €540,000,000 by issuing new bearer shares with no-par value against contribution in cash and/or in kind once or several times (authorized capital pursuant to Sections 202 *et seq.* of the German Stock Corporation Act [AktG]).

If the share capital is increased against cash contributions, the shareholders must be granted a subscription right. The Board of Management shall, however, be authorized to exempt fractional amounts from the shareholders' subscription right and to exclude the subscription right also in this respect, subject to the approval of the Supervisory Board, to the extent necessary to grant a subscription right to new shares to the holders of debentures with conversion or option rights, respectively, conversion obligations, which are issued at the time the authorized capital is utilized, to such an extent as such holders would be entitled to after having exercised the conversion or option right, respectively, in the case of a mandatory conversion.

Subject to the approval of the Supervisory Board, the Board of Management shall furthermore be authorized, to exclude the shareholders' subscription right when issuing shares in an amount of up to ten percent of the share capital at the time of issuance—however, only insofar as under the exclusion of the shareholders' subscription right and under application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) no use has been made of an authorization of the Shareholders Meeting to issue debentures with conversion or option rights, respectively, conversion obligations on the one hand or to sell shares, which had been acquired based on an authorization of the Shareholders Meeting for the acquisition of own shares, on the other hand. In the case of an exclusion of the subscription right of this kind, the issue price of the new shares may not fall significantly below the stock market price.

Subject to the approval of the Supervisory Board, the Board of Management shall furthermore be authorized to exclude the shareholders' subscription right when issuing shares to individuals, who are employed by the Company or an enterprise affiliated with it.

Subject to the approval of the Supervisory Board, the Board of Management shall finally be authorized to exclude the shareholders' subscription right when issuing shares against contributions in kind.

The Board of Management shall be authorized to determine the further terms and the further implementation details of the capital increases with the approval of the Supervisory Board.

The Supervisory Board shall be authorized to revise the wording of Section 3 of the Articles of Association after complete or partial consummation of the increase of the share capital in accordance with the respective utilization of the authorized capital and—if the authorized capital has not been utilized at all or not completely by April 27, 2010—after the expiration of the authorization period.

c) Section 3 paragraph 2 of the Articles of Association is revised as follows:

"Subject to the approval of the Supervisory Board, the Board of Management is authorized to increase the Company's share capital until April 27, 2010, by up to €540,000,000 by issuing new bearer shares with no-par value against contribution in cash and/or in kind once or several times (authorized capital pursuant to Sections 202 *et seq.* of the German Stock Corporation Act [AktG]).

If the share capital is increased against cash contributions, the shareholders must be granted a subscription right. The Board of Management is, however, authorized to exempt fractional amounts from the shareholders' subscription right and to exclude the subscription right also in this respect, subject to the approval of the Supervisory Board, to the extent necessary to grant a subscription right to new shares to the holders of debentures with conversion or option rights, respectively, conversion obligations, which are issued at the time the authorized capital is utilized, to such an extent as such holders would be entitled to after having exercised the conversion or option right, respectively, in the case of a mandatory conversion.

Subject to the approval of the Supervisory Board, the Board of Management is furthermore authorized to exclude the shareholders' subscription right when issuing shares in an amount of up to ten percent of the share capital at the time of issuance—however, only insofar as under the exclusion of the shareholders' subscription right and under application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) no use has been made of an authorization of the Shareholders Meeting to issue debentures with conversion or option rights, respectively, conversion obligations on the one hand or to sell shares, which had been acquired based on an authorization of the Shareholders Meeting for the acquisition of own shares, on the other hand. In the case of an exclusion of the subscription right of this kind, the issue price of the new shares may not fall significantly below the stock market price.

Subject to the approval of the Supervisory Board, the Board of Management is furthermore authorized to exclude the shareholders' subscription right when issuing shares to individuals who are employed by the Company or an enterprise affiliated with it.

Subject to the approval of the Supervisory Board, the Board of Management is finally authorized to exclude the shareholders' subscription right when issuing shares against contributions in kind.

The Board of Management is authorized to determine the further terms and the further implementation details of the capital increases with the approval of the Supervisory Board.

The Supervisory Board is authorized to revise the wording of Section 3 of the Articles of Association after complete or partial consummation of the increase of the share capital in accordance with the respective utilization of the authorized capital and—if the authorized capital has not been utilized at all or not completely by April 27, 2010—after the expiration of the authorization period."

d) Section 3 paragraph 5 of the Articles of Association remains unchanged and becomes Section 3 paragraph 3.

6. Authorization to acquire and use own shares

The authorization given to the Board of Management by the Shareholders Meeting on April 28, 2004, pursuant to Section 71 paragraph 1 no. 8 of the German Stock Corporation Act (AktG) to acquire own shares is limited until October 28, 2005, and shall therefore be renewed. The proposed resolution governs the Company's options to acquire own shares and their subsequent use.

The Supervisory Board and the Board of Management propose that the following resolution be passed:

a) The Company shall be authorized until October 27, 2006, to acquire own shares up to a total of ten percent of the share capital at the time of the acquisition. The shares acquired and other own shares, that are in possession of or to be attributed to the Company pursuant to Sections 71a *et seq.* of the German Stock Corporation Act (AktG) must altogether at no point in time account for more than ten percent of the share capital.

At the discretion of the Board of Management, the acquisition may be conducted through a stock exchange, by means of a public offer directed at all shareholders, respectively—to the extent permitted by law—a public invitation to submit an offer (hereinafter "Acquisition Offer"), by means of a public offer for the exchange of liquid shares, which are admitted to trading on an organized market within the meaning of the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*) (hereinafter "Exchange Shares"), against shares of the Company, respectively—to the extent permitted by law—a public invitation to submit such an offer (hereinafter "Exchange Offer") or by using derivatives (put or call options or a combination of both).

aa) If the acquisition is conducted on a stock exchange, the consideration paid by the Company for each share of the Company may not exceed the average market price of the shares on the Frankfurt Stock Exchange during the last three exchange trading days prior to the acquisition of the shares, as determined based on the arithmetic means of the Xetra trading's final auction prices, by more than ten percent and may not fall below such arithmetic means by more than twenty percent (not including incidental acquisition costs).

bb) If the acquisition is conducted through an Acquisition Offer, the Company may either fix a purchase price or a purchase price range, at/within which it is prepared to acquire the shares. In the case of a public invitation to submit offers, the final purchase price upon acceptance shall be determined based on the submitted sale offers of the shareholders.

The purchase price may, however—subject to an adjustment during the offer period—not exceed, respectively, fall below the average market price of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of the Acquisition Offer, as determined based on the arithmetic means of the Xetra trading's final auction prices, by more than twenty percent (not including incidental acquisition costs). If, after the public announcement, there are significant fluctuations in the relevant share price, the purchase price may be adjusted accordingly. In this case, the average market price of the shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of any such adjustment, as determined based on the arithmetic means of the Xetra trading's final auction prices, shall be decisive. The Acquisition Offer may provide for further requirements.

Should the Acquisition Offer be oversubscribed, the acceptance must be effected in proportion to the respective shares offered. However, a preferred acceptance of small offers or small parts of offers of up to a maximum of 150 shares shall be admissible.

cc) If the acquisition is conducted through an Exchange Offer, the Company may either determine an exchange ratio or a corresponding exchange range, at/within which it is prepared to acquire the shares of the Company. In doing so, it may pay a cash consideration as a supplementary purchase price payment or in order to compensate for any fractional amounts. In the case of a public invitation for the submission of offers, the final exchange ratio shall be determined upon acceptance based on the exchange offers submitted by the shareholders.

The exchange ratio, respectively, the exchange range in the form of one or several Exchange Shares and calculatory fractions (in each case including any fractional amounts, however, not including incidental acquisition costs) may—subject to any adjustment during the offer period—not exceed, respectively, fall below the relevant value of a share of the Company by more than twenty percent. Basis for calculating the exchange ratio, respectively, the exchange range in each case shall be the average market prices of the Exchange Shares and of the Company's shares on the Frankfurt Stock exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of the Exchange Offer, as determined based on the arithmetic means of the Xetra trading's final auction prices. If the public announcement results in deviations from the relevant price of the Company's shares, respectively, of the Exchange Shares, which are not merely insignificant, the exchange ratio, respectively, the exchange range may be adjusted.

In this case, the average market price of the Exchange Shares and of the Company's shares on the Frankfurt Stock Exchange on the 5th, 4th, and 3rd exchange trading day prior to the public announcement of any adjustment, as determined based on the arithmetic means of the Xetra trading's final auction prices. If no Xetra trade occurs for the Exchange Shares, the daily quotation *(Kassakurs)* on the Frankfurt Stock Exchange shall be decisive. The Exchange Offer may provide for further requirements.

Should the Exchange Offer be oversubscribed, the acceptance must be effected in proportion to the respective shares offered. However, the preferred acceptance of small offers or small parts of offers of up to a maximum of 150 shares shall be admissible.

dd) If the acquisition is effected using derivatives in the form of put or call options or a combination thereof, the option transactions must be entered into with a financial institution at conditions that are close to the market, for the determination of which, *inter alia*, the purchase price payable upon exercise of the option, the exercise price, shall be taken into account. The term of the option may not exceed one year and ends no later than on October 27, 2006. Insofar, the shareholders do not have the right—applying Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) accordingly—to enter into such option transactions with the Company. The exercise price may not exceed the average market price of the Company's shares on the Frankfurt Stock Exchange during the last three exchange trading days prior to entering into the relevant option transaction, as deter-mined based on the arithmetic means of the Xetra trading's final auction prices, by more than ten percent and may not fall below such arithmetic means by more than twenty percent (not including incidental acquisition costs, but taking into account the option premium paid, respectively, received).

The authorizations may be exercised in pursuance of one or several purposes by the Company but also by group companies or by third parties for the account of the Company or such group companies in full or for partial amounts, once or several times.

b) Besides selling shares via the stock exchange or by making an offer connected with the granting of subscription rights to all shareholders, the Board of Management shall be authorized, subject to the approval of the Supervisory Board, to use the shares of the Company, which were, respectively, are acquired on the basis of the authorization given under a) and/or based upon earlier authorizations of the Shareholders Meeting pursuant to Section 71 paragraph 1 no. 8 of the German Stock Corporation Act (AktG), while excluding the subscription right of the shareholders, as follows:

aa) The aforementioned shares of the Company may be sold and transferred against cash consideration if the selling price is not significantly lower than the stock exchange price of the Company's shares at the time of the sale (Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act [AktG]). The Board of Management may only use this authorization in such a way so that the sum of the shares sold pursuant to this authorization, of the shares issued utilizing the authorized capital against cash contribution (Section 3 paragraph 4 of the previous version of the Articles of Association and Section 3 paragraph 2 of the version of the Articles of Association proposed under Item 5 of the Agenda), and of the conversion and option rights for shares granted upon issuance of debentures with conversion or option rights, respectively, conversion obligations against cash contribution—in each case with the exclusion of the subscription right of the shareholders - does not exceed ten percent of the share capital at the time the resolution about the sale of the shares is passed.

bb) The aforementioned shares of the Company may be sold and transferred against contributions in kind, particularly in the context of mergers or the acquisition of companies, business units, shareholdings, or other assets. Sale and transfer, as used here, shall also include the granting of conversion or subscription rights as well as purchase options and the lending of shares in the context of a securities lending transaction. The aforementioned shares may furthermore be used for ending, respectively, settling valuation proceedings under company law *(gesellschaftsrechtliche Spruchverfahren)* of companies affiliated with the Company.

cc) The aforementioned shares of the Company may be used in order to satisfy the rights of creditors of debentures with conversion or option rights, respectively conversion obligations issued by the Company or by its group companies.

dd) The aforementioned shares of the Company may be offered for acquisition and transferred to individuals employed by the Company or an enterprise affiliated with it.

The authorizations may be exercised once or several times, in full or for partial amounts, individually or collectively by the Company, but also by group companies or by third parties for the account of the Company or such group companies.

The Board of Management shall furthermore be authorized to redeem the aforementioned shares without such redemption or its implementation requiring another resolution by the Shareholders Meeting.

c) In each case, the Board of Management will inform the Shareholders Meeting about the reasons for and the purpose of the acquisition of own shares, the number of own shares acquired, and the amount of the share capital attributable to them, their share in the share capital, and the shares' countervalue. Should the Xetra system be replaced by a comparable successor system, the latter shall take the place of the aforementioned Xetra system in this authorization.

c) The authorization for the acquisition of own shares given by the Shareholders Meeting on April 28, 2004, under Item 8 of the Agenda, which is limited in time until October 28, 2005, shall be cancelled once this new authorization comes into force.

7. Consent to the Agreement on Domination and Distribution of Profits and Losses between the Company and E.ON Finanzanlagen GmbH

The Supervisory Board and the Board of Management propose that consent be granted to the Agreement on Domination and Distribution of Profits and Losses between E.ON AG and E.ON Finanzanlagen GmbH of February 23, 2005.

E.ON AG holds 100 percent of the shares in E.ON Finanzanlagen GmbH. Through its activities E.ON Finanzanlagen GmbH takes a central function in financing of the E.ON Group.

In essence, the agreement has the following content:

- E.ON Finanzanlagen GmbH subjects the control over its company to E.ON AG. Accordingly, E.ON AG is entitled to issue instructions to the management of E.ON Finanzanlagen GmbH on how to manage the company.

- E.ON Finanzanlagen GmbH commits itself to distribute its entire profit to E.ON AG.

- With the approval of E.ON AG, E.ON Finanzanlagen GmbH may credit part of the annual profit to the profit reserves (Section 272 paragraph 3 of the German Commercial Code (HGB)) to the extent permitted under commercial law and to the extent this is economically justified from a reasonable commercial point of view.

- Pursuant to Section 302 paragraph 1 of the German Stock Corporation Act (AktG), E.ON AG is obliged to compensate any annual loss of E.ON Finanzanlagen GmbH that may arise during the term of the agreement, unless it is compensated by funds debited to the other retained earnings, which were credited to such accounts during the term of the agreement.

- In respect to the domination, the agreement is effective for the period from the registration of the agreement in the commercial register of E.ON Finanzanlagen GmbH, in all other respects from February 2, 2005. It is concluded until the end of December 31, 2010, and continues unchanged for consecutive one-year periods, unless terminated by either party with a prior notice period of at least three months to the end of a financial year. Otherwise, the agreement may only be terminated without prior notice for important cause. An important cause exists in particular also if E.ON AG transfers all shares in E.ON Finanzanlagen GmbH to a third party.

The shareholders meeting of E.ON Finanzanlagen GmbH has already consented to the Agreement on Domination and Distribution of Profits and Losses.

After the publication of this convening notice, the Agreement on Domination and Distribution of Profits and Losses between E.ON AG and E.ON Finanzanlagen GmbH and, to the extent available, the annual financial statements and the reports by the boards of management of the contracting companies for the last three financial years as well as the joint report of the Board of Management of E.ON AG and of the management of E.ON Finanzanlagen GmbH are available for inspection by the shareholders in the offices of E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, and of E.ON Finanzanlagen GmbH with business address in the offices of E.ON AG, E.ON-Platz 1, 40479 Düsseldorf.

The aforementioned documentation will also be laid out during the Shareholders Meeting of E.ON AG. Every shareholder will receive a copy of these documents free of charge and without undue delay upon request. Please direct your orders at

E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Telephone: + 49 211 4579-210
Fax: +49 211 4579-331
E-mail: documentation@eon.com

8. Change of the Articles of Association regarding the remuneration of the Supervisory Board

The remuneration of the members of the Company's Supervisory Board shall receive a new basis with effect as of January 1, 2005. In doing so—corresponding to the law and also in accordance with the guidelines of the German Corporate Governance Code—the responsibility and the scope of activity of the Supervisory Board members as well as the economic situation and the success of the Company are taken into account.

The Supervisory Board and the Board of Management propose that the following resolution be passed:

a) Section 15 paragraph 1 of the Articles of Association is restated as follows:

"Besides the reimbursement of their expenses incurred, which also include the VAT to be paid on their remuneration, the members of the Supervisory Board shall receive a fixed allowance in the amount of €55,000.00 for each financial year. In addition, they shall receive—subject to the distribution of a dividend to the Company's shareholders of at least four percent of the share capital being guaranteed—for each financial year

- a variable allowance in an amount of €115.00 for each €0.01 exceeding a dividend of €0.10 for each no-par value share distributed to the shareholders for the previous financial year, and
- an additional variable allowance in an amount of €70.00 for each €0.01 by which the average earnings per share resulting from the consolidated profit as reported in the Company's annual report according to the respective applicable accounting principles exceeds an amount of €2.30 for the last three financial years.

Members of the Supervisory Board, who were members of the Supervisory Board or a committee for only part of a year, shall receive a pro-rata temporis allowance for each inchoate month of their activity. The fixed allowance is payable after the end of the financial year. The variable allowances are payable after the end of the Shareholders Meeting, deciding about the discharge of the members of the Supervisory Board for the respective prior financial year."

b) The proposed change of the Articles of Association shall apply for the first time to the financial year commencing on January 1, 2005.

Except for Section 15 paragraph 1 of the Articles of Association, the existing rules pertaining to the remuneration of the Supervisory Board shall remain unchanged. Accordingly, the chairman of the Supervisory Board shall in total receive three times the amount, his deputy and each chairman of a Supervisory Board committee in total two times the amount, and each member of a committee in total one and a half times the amount of the allowance (Section 15 paragraph 2 of the Articles of Association). When taking part in the meetings of the Supervisory Board and the Supervisory Board committees, the members of the Supervisory Board shall be paid an attendance fee of €1,000 for each day of the meeting (Section 15 paragraph 3 of the Articles of Association). Finally, the Company may take out a third party liability insurance for the benefit of the members of the Supervisory Board, which covers the legal liability from boardroom activity (Section 15 paragraph 4 of the Articles of Association).

9. Change of the Articles of Association regarding the conditions for a participation in the Shareholders Meeting

The government draft of the Law on Corporate Integrity and Modernization of the Right of Avoidance (*Gesetz zur Unternehmensintegrität und Modernisierung des Anfechtungsrechts*—UMAG) provides, *inter alia*, for a change to the provisions on registering for the participation in the shareholders meeting. Accordingly, the articles of association may make the participation in the shareholders meeting or the exercise of voting rights contingent upon the shareholders registering prior to the meeting. In addition, the articles of association may demand for bearer shares that the shareholding is documented in order to participate in the shareholders meeting or to exercise the voting right.

The UMAG is to enter into force on November 1, 2005.

In anticipation of the rules of the UMAG described above and particularly also in order to establish legal certainty regarding the preconditions for a participation in the next ordinary Shareholders Meeting of the Company in 2006, the Supervisory Board and the Board of Management propose that the following change of the Articles of Association be adopted:

a) Section 16 of the Articles of Association is restated as follows:

"The Shareholders Meeting shall be convened by the Board of Management or, when required by law, by the Supervisory Board at least 30 days prior to the day by the end of which the shareholders are required to register prior to the meeting (see Section 18)."

b) Section 18 of the Articles of Association is restated as follows:

"(1) Only shareholders who have registered in text form (Section 126b of the German Civil Code [BGB]) in the German or English language no later than by the end of the seventh day prior to the day of the Shareholders Meeting have the right to participate in the Shareholders Meeting and to exercise the voting right.

(2) In addition, the shareholders must prove their right to participate in the Shareholders Meeting and to exercise the voting right. This must occur by the end of the seventh day prior to the day of the Shareholders Meeting by presenting proof about the shareholding in text form (Section 126b of the German Civil Code [BGB]) in the German or English language issued by the institution where the shares are deposited."

c) The Board of Management is instructed to file the change of the Articles of Association for registration in the commercial register of the Company only if and when the UMAG has entered into force with the rules pertaining to the participation in the Shareholders Meeting described above, unless the participation in the next Shareholders Meeting of the Company and the exercise of the voting right are governed exclusively by the current terms of the Company's Articles of Association.

10. Election of the auditors for the 2005 financial year

The Supervisory Board proposes that PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, be elected as auditors for the 2005 financial year.

Report of the Board of Management to the Shareholders Meeting pursuant to Section 203 paragraph 2 sentence 2 in connection with Section 186 paragraph 4 sentence 2 of the German Stock Corporation Act (AktG) on Item 5 of the Agenda

The Board of Management and the Supervisory Board propose to the Shareholders Meeting that a new authorized capital with a nominal amount of €540,000,000 be created against contribution in cash and/or in kind, which is to replace the currently existing authorized capitals in Section 3 paragraph 2 to 4 of the Articles of Association, which expire on May 25, 2005.

When utilizing the authorized capital against contributions in cash, the shareholders generally have a subscription right.

With the consent of the Supervisory Board, it should, however, be possible to exclude this subscription right, if the new shares are issued in accordance with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) at a price, which is not significantly lower than the stock market price. This authorization enables the Company to utilize market opportunities quickly and flexibly and to cover any capital requirements that may arise in this context on very short notice, if necessary. The exclusion of the subscription right not only makes it possible to operate with less delay but also to place the shares at a price close to the market, i.e. without the discount often required when issuing shares with subscription rights. Thereby, the Company profits from higher issuance proceeds. In addition, this type of placement is able to access new shareholder groups. When making use of the authorization, the Board of Management will make the discount within the legal limits as low as possible considering the market conditions at the time of the placement.

The aggregate shares issued with the exclusion of the subscription right pursuant to Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) may not exceed ten percent of the share capital, neither at the time of effectiveness, nor at the time when making use of the authorization. All shares must be added to this limit, which were, respectively, are to be issued in order to service debentures with conversion or option rights, respectively, conversion obligations based upon a corresponding authorization of the Shareholders Meeting, if the debentures were issued during the term of this authorization with the exclusion of the subscription right in corresponding application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG). Own shares must also be added to this number, which were disposed of in corresponding application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) with the exclusion of the subscription right. Through these requirements, the need of the shareholders for protection against dilution of their shareholdings is taken into account in accordance with the law. Because of the issue price of the new shares that is close to the market and because of the limited amount of the capital increase without subscription rights, each shareholder generally has the opportunity to acquire the shares required to maintain his participation quota under nearly the same conditions via the stock exchange. This ensures that in accordance with the legal concept of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG), the financial and voting right-related interests are reasonably preserved when utilizing the authorized capital with the exclusion of the subscription right, while additional room for maneuvers is opened up for the Company in the interest of all shareholders.

In addition, the Board of Management is to be enabled to exempt fractional amounts from the shareholders' subscription right with the approval of the Supervisory Board. This makes it possible to utilize the authorization with rounded amounts. This facilitates the handling of an issuance. The new shares that are exempt from the subscription right as so-called "free fractional shares" will be utilized for the Company's best advantage.

Furthermore, it should be possible to exclude the subscription right to the extent necessary in order to grant a subscription right to new shares also to the holders of conversion obligations in the case of capital increases against cash contributions, if required under the terms of the respective debentures. Such debentures normally contain a protection against dilution, which means that the creditors may be granted a subscription right to new shares, as the one to which shareholders are entitled, during subsequent share issuances with a subscription right for the shareholders instead of a reduction of the option, respectively, conversion price. Thereby, they are placed in the same position as if they had already exercised their option or conversion right, respectively, fulfilled a conversion obligation. This has the advantage that the Company can—compared with a dilution protection by reducing the option, respectively, conversion price—achieve a higher issue price for the shares to be issued upon conversion or when the option is exercised.

Furthermore, it should be possible to exclude the shareholders' subscription right when shares are to be issued to individuals employed by the Company or an enterprise affiliated with it. This is to support the participation of the employees in the Company.

Finally, it should also be possible to exclude the shareholders' subscription right when increasing the capital against contributions in kind. This enables the Board of Management to use the Company's shares in individual suitable cases, particularly when acquiring companies, shareholdings, or other assets. Accordingly, it may become quite necessary during negotiations to offer shares and not money as consideration. The possibility to offer the Company's shares as consideration thus provides particularly an advantage when competing for interesting acquisition targets and provides the necessary room for maneuvers in order to be able to make use of opportunities for the acquisition of companies, shareholdings, or other assets that may come up while preserving liquidity. Granting shares as consideration may also be sensible from the perspective of an optimum financing structure. The Company does not suffer any disadvantages as a result, since the issuance of shares against contributions in kind requires that the value of the consideration in kind is adequate compared with the value of the shares.

In each individual case, the Board of Management will examine diligently, whether it will make use of the authorization to increase the capital with the exclusion of the shareholders' subscription right. It will do so only, if according to the judgment of the Board of Management and of the Supervisory Board this is in the interest of the Company and thus of its shareholders.

The Board of Management will report about the utilization of the authorization in each case during the next Shareholders Meeting.

Report of the Board of Management to the Shareholders Meeting pursuant to Section 71 paragraph 1 no. 8 in connection with Section 186 paragraph 4 sentence 2 of the German Stock Corporation Act (AktG) on Item 6 of the Agenda

The authorization is intended to give the Company the option to continue acquiring own shares and to redeem these in order to reduce any possibly oversized equity base, to use them in acquisitions as direct or indirect payment of the purchase price, or to satisfy claims of creditors of debentures with conversion or option rights or conversion obligations, to allot these to employees of the Company or of enterprises affiliated with the Company, or to resell them.

In its decision about the use of the own shares, the Board of Management will only be guided by the interests of the shareholders and of the Company. The Board of Management will report to the Shareholders Meeting if it makes any use of the proposed authorization. In respect to the various possibilities for acquisition and disposal under the proposed authorization, the following details should be noted:

Acquisition through an Acquisition Offer or an Exchange Offer

Besides acquiring shares via the stock exchange, the Company is intended to be granted the option to acquire own shares through a public purchase offer or offer for the exchange of the Company's shares against other shares held by the Company aimed at the Company's shareholders, or—to the extent permitted by law—by means of a public invitation for the submission of such an offer. For the Company, the public Exchange Offer constitutes an attractive alternative to the other forms of acquiring own shares. Thereby, the Company is awarded a larger degree of flexibility. At the same time, it becomes able to float shareholdings held by it by selling them to a wide range of investors. In order to determine an exchange ratio that is widely accepted on the market, shareholders may be asked to submit offers for an exchange within a range set by the company.

When acquiring own shares through a public Acquisition Offer or Exchange Offer, compliance with the principle of equal treatment under stock corporation law is required. If a public Acquisition Offer or Exchange Offer is oversubscribed, the acceptance must be effected in proportion to the shares offered. It should, however, be permitted to provide for a preferred acceptance of small offers or small parts of offers of up to 150 shares. This serves to avoid fractional amounts when establishing acquisition quotas and small remainders, which makes technical processing easier.

Furthermore, compliance with the provisions of the German Securities Acquisition and Takeover Act (*Wertpapiererwerbs- und Übernahmegesetz*), if and to the extent these are applicable, is required when own shares are acquired through a public Acquisition Offer or Exchange Offer.

Acquisition via Derivates (Put or Call Options)

The authorization also provides for the possibility of using derivatives in the form of put and call options or a combination thereof in the context of acquiring own shares. Through these additional alternative courses of action, the Company expands its possibilities for structuring the acquisition of own shares in an optimal manner. The Board of Management intends to use put and call options only in addition to the conventional repurchase of shares.

It may be advantageous for the Company to sell put options or to acquire call options instead of acquiring shares of the Company directly.

When granting a put option, the Company grants the acquirer of the put option the right to sell shares of the Company to a price determined in the put option (exercise price) to the Company. As a so-called writer (*Stillhalter*) the Company is obliged to acquire the number of shares determined in the put option at the exercise price if the put option is exercised. As consideration for this, the Company receives the option premium when granting the put option. If the put option is exercised, the option premium paid by the acquirer of the put option reduces the total consideration paid by the Company for the acquisition of the share.

Exercising the put option makes economic sense for the beneficiary, if the price of the share of the Company is below the exercise price, since he is then able to sell shares previously acquired to the Company at the higher exercise price. From the perspective of the Company, the repurchase of shares using put option has the advantage that the exercise price is determined already on the day on which the option is concluded. The liquidity, on the other hand, flows out only on the exercise date. If the option is not exercised because the share price is higher than the exercise price on the exercise date, the Company cannot acquire own shares in this manner. However, it can keep the option premium received on the day on which the option was concluded.

When acquiring a call option, the Company receives the right against payment of an option premium, to purchase a previously determined number of shares at a previously determined price (exercise price) from the seller of the option, the writer (*Stillhalter*). Accordingly, the Company acquires the right to buy own shares. The exercise of the call option makes economic sense for the Company, if the price of the Company's shares is above the exercise price, since it is then able to buy the shares from the writer at the lower exercise price. By acquiring call options, the Company may hedge itself against rising share prices and is only required to acquire as many shares as it actually needs at the later date. In addition, the Company's liquidity is spared, since the fixed acquisition price for the shares must be paid only when the call option is exercised.

The purchase price for the acquisition of the shares by the Company upon exercise of the option must not exceed the average market price of the shares on the Frankfurt Stock Exchange during the last three exchange trading days prior to the conclusion of the relevant option transaction, as determined based on the arithmetic means of the Xetra trading's final auction prices, by more than 10 percent and may not fall below such arithmetic means by more than twenty percent (not including incidental acquisition costs, but taking into account the option premium received, respectively paid).

The option transactions described here are to be concluded with a financial institution. The right of the shareholders to conclude such option transactions with the Company is excluded in corresponding application of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG). Thereby, the management - unlike in the case of an offer for the acquisition of the options to all shareholders - is enabled to conclude option transactions on short notice. By the determination of the option premium and exercise price described above, the shareholders are not discriminated against economically during the acquisition of own shares using put and call options. Since the Company receives, respectively, pays a fair market price, the shareholders not participating in the option transactions do not lose any value. This corresponds to the position of the shareholders during a repurchase of shares via the stock exchange, where not all shareholders are actually able to sell shares to the Company. Insofar, the preconditions of Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG) are fulfilled, according to which an exclusion of subscription rights is justified, if the economic interests of the shareholders are safeguarded due to a price determination that is close to the market.

Resale of the acquired shares at a price close to the market

When reselling acquired own shares, the authorization provides that the subscription right may be excluded in accordance with Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act (AktG). The selling price will be closely oriented according to the respective current stock exchange price and may only fall immaterially below it, if at all.

This exclusion of the subscription right provided for by law (Section 186 paragraph 3 sentence 4 of the German Stock Corporation Act —AktG—) serves the interest of the Company, enabling it, for example, to sell own shares to new shareholder groups at home and abroad. In this respect, opportunities may arise in particular under the conditions of the respective stock markets, which should be utilized quickly, flexibly, and in a cost-efficient manner.

The Board of Management will make use of this authorization only to the extent that the sum of the shares sold pursuant to this authorization, of the shares issued against contribution in cash utilizing the authorized capital, as well as the conversion or option rights, respectively, conversion obligations for shares granted when issuing debentures with conversion or option rights, respectively, conversion obligations against contribution in cash—in each case with the exclusion of the shareholders' subscription right—does not exceed ten percent of the share capital at the time the resolution about the disposal of the shares was made.

Resale of the acquired shares against, *inter alia*, consideration in kind

The authorization also provides for an exclusion of subscription rights to allow the shares to be used directly or indirectly in exchange for considerations in kind, particularly also within the scope of mergers or when acquiring companies, business units, shareholdings, or other assets. When acquiring companies, the Company is also faced with increasing global competition. This international competition as well as the globalization of the economy increasingly require companies to be in a position to use their own shares as consideration during planned acquisitions. The authorization proposed is intended to give the Company the required flexibility in order to be able to acquire companies or shareholdings therein quickly and flexibly in exchange for own shares without capital measures. Furthermore, the authorization provides for own shares to be used for ending, respectively, settling valuation proceedings under corporate law (*gesellschaftsrechtliche Spruchverfahren*). This provides the Company with more flexibility in order to settle such proceedings.

Resale of the acquiResale of acquired shares in connection with convertible and option bonds as well as to employees

Furthermore, the authorization provides that own shares may be used under the exclusion of the shareholders' subscription right in order to satisfy conversion or option rights, respectively, conversion obligations of creditors of debentures issued by the Company or its group companies. This may be useful in order to partly or wholly use own shares for the fulfillment of conversion or option rights, respectively, for the fulfillment of the conversion obligations during a capital increase. However, it should be taken into account here that the debentures may generally be issued themselves only safeguarding the shareholders' subscription right so that indirectly the shareholders' subscription right is preserved.

Furthermore, acquired own shares may—while excluding the shareholders' subscription right—be offered for acquisition to employees of the Company or enterprises affiliated with it. It should also be possible to use them in the context of stock-based compensation plans for transfer to the aforementioned employees.

Redemption of own shares

Finally, the own shares acquired under the authorizing resolution may be redeemed by the Company without any further resolution by the Shareholders Meeting. The Board of Management will only make use of this authorization if it believes after diligent consideration of all relevant issues that the redemption of the own shares is in the interest of the Company and thus of its shareholders.

Shareholder Motions and Nominations

The Board of Management will announce possible shareholder motions and nominations pursuant to Sections 125 *et seq.* of the German Stock Corporation Act (AktG) only if the petitioners provide proof of their capacity as shareholders.

Shareholder motions and nominations are to be exclusively directed to

E.ON AG
Re: Motions for Shareholders Meeting
E.ON-Platz 1
40479 Düsseldorf
Germany
Fax: +49 211 4579-501
E-mail: motions@eon.com

Motions and nominations received in time under this address will be made accessible to the other shareholders on the Internet under www.eon.com.

Attendance at Shareholders Meeting

Entitled to attend and vote at the Shareholders Meeting are only those shareholders who properly deposit their shares or corresponding deposit receipts issued by a collective security deposit bank with Bayerische Hypo- und Vereinsbank AG no later than on Wednesday, April 20, 2005, and leave them there until the end of the Shareholders Meeting.

The deposit may also be made by the shares being held by another bank with the approval and on behalf of the depositary agent named above and blocked until the end of the Shareholders Meeting.

Alternatively, the deposit may also be made with a collective security deposit bank, the headquarters of E.ON AG in Düsseldorf, or a German notary. In the case of a deposit with a German notary, the certificate of deposit must be submitted to our Company in Düsseldorf at the latest on the day after the end of the deposit term, i.e. on Thursday, April 21, 2005.

Upon the deposit of the shares, the depositary agent will issue admission tickets upon request, entitling the holders to attend the Shareholders Meeting. In the case of a deposit with a German notary, the admission tickets will only be issued by E.ON AG in Düsseldorf on submission of the certificate of deposit.

Proxy Voting

Shareholders, who do not want to attend the Shareholders Meeting in person, may exercise their voting rights by proxy, e.g. through a bank or a shareholder association.

In addition, we offer to our shareholders to grant already prior to the Shareholders Meeting power of attorney to proxy holders nominated by the Company in writing to E.ON AG, Re: Proxy, E.ON-Platz 1, 40479 Düsseldorf, Germany, or by Fax: +49 211 4579-331, who will cast their votes according to the instructions given by the shareholders. Those shareholders, who wish to grant a power of attorney to the proxy holders nominated by the Company, will require an admission ticket to the Shareholders Meeting for this.

You will receive your admission ticket to the Shareholders Meeting after depositing your shares as described above.

Instead of in writing or by fax, proxy and instructions to the proxy holders nominated by the Company may alternatively be issued electronically over the Internet using the procedure determined by the Company. Such proxy and instructions may still be issued, respectively, changed even during the Shareholders Meeting until 11.00 a.m. (CET).

The details pertaining to the granting of proxy and issuance of instructions to the proxy holders appointed by the Company are described in an instruction leaflet, which will be mailed to the shareholders together with the admission ticket. The corresponding information is also available over the Internet under www.eon.com.

Düsseldorf, March 2005

The Board of Management

Comprehensive Annual Report

The Annual Report contains details of the Financial Statements of our Company and group. The Annual Report is available from E.ON AG, E.ON-Platz 1, 40479 Düsseldorf, Germany, and can be downloaded over the Internet at www.eon.com.

Questions during the Shareholders Meeting

Shareholders wishing to ask questions at the Shareholders Meeting are kindly requested to submit inquiries to E.ON AG in writing prior to the Shareholders Meeting, if possible.

Dividend Payment

The dividend will be paid out by the depositary banks from Thursday, April 28, 2005 according to the resolution of the Annual Shareholders Meeting. The dividend will normally be subject to a deduction of 20 percent withholding tax and 1.1 percent solidarity surcharge (= 5.5 percent of the withholding tax), resulting in total tax deductions of 21.1 percent.

For German resident shareholders the withholding tax and solidarity surcharge will be credited against their income tax or corporate income tax and solidarity surcharge liabilities and refunded in the case of overpayment.

Withholding tax and solidarity surcharge will not be deducted in the case of shareholders who have submitted to the depositary bank a "non-assessment certificate" issued by the German tax authorities. The same applies to shareholders who have submitted an "exemption certificate" to their depositary bank to the extent that the exempted amount has not already been set against other income from capital investments. Only the taxable part of the dividend is set against the exempted amount (half-income principle).

As a result of the Tax Benefit Reduction Act of May 16, 2003 the dividend payment will not lead to an increase in corporate income tax and to an equivalent increase in corporate income tax credit for German resident corporate shareholders.

Foreign shareholders may be able to benefit from a double tax treaty between their country of residence and Germany. The applicable withholding tax rate and therefore the amount of solidarity surcharge is generally reduced under these agreements. Claims for repayment must be submitted to the German Federal Tax Office, 53225 Bonn, Germany, by December 31, 2009 at the latest.

E.ON is growing closer

Integration was the defining theme of our 2004 financial year. We rapidly implemented the organizational structure defined in our on-top project. With this structure in place, we've been growing closer all the time. Although the integration process is not yet completed, it has already created numerous advantages:

- → Enhancing knowledge transfer has made us even more competitive.
- → Working together groupwide has enabled us to find the best solutions.
- → Integrating our power and gas operations has delivered synergies.
- → Integrating our newly acquired companies has strengthened our market positions.

As a fully integrated power and gas group, we're superbly positioned in our markets. We're taking advantage of the group's enormous potential in order to be even more successful. And by executing our targeted growth strategy, we're becoming an even stronger company. To put it another way: we're growing together.

Our employees know best what growing closer means in the workplace. In this report, three of them will introduce you to integration projects in which they played an active role.



Scandinavien Pier, Travemünde, Germany | Coombe Country Park, Coventry, England | Pasticceria Antonini, Rome, Italy



Florian Schreinert is convinced that in tomorrow's Europe national borders will slowly be washed away. A Power Line Technician at E.ON Hanse, he helped to enhance the connection between the Baltic Cable and Germany's power system.

"The cultural and economic links between Scandinavia and Germany date back to the days of the Hanseatic League. The Baltic Cable, a powerful high-voltage cable across the floor of the Baltic Sea, links the electricity grids of Scandinavia and Central Europe. In a project managed by our colleagues at E.ON Netz, last year we updated several E.ON Hanse transformers in the Lübeck area, which improved the connection between the cable and Germany's transmission system. This project is another example of how E.ON people are working together across market unit boundaries for benefit of the group as a whole."



Dear Shareholders,

The 2004 financial year provides ample evidence that we're well on our way to making E.ON into the world's leading power and gas company. And not just in terms of facts and figures. When I talk with employees about our objectives and strategy I sense that we've reached an important milestone: we now think and act like *one* company.

We accomplished the transformation from a conglomerate to a clearly focused power and gas company in a very short time. We already generate more than 90 percent of our earnings in these two businesses, an achievement that's mainly due to our targeted growth initiatives of the past several years. After the acquisition of Powergen and Ruhrgas we continued to grow our energy business. We acquired Graninge and Midlands Electricity and expanded in Central and Eastern Europe. In our on-top project we realigned our strategy and structure and set clear financial targets. After defining our new structure in on-top, we implemented it rapidly and systematically. In place since the start of 2004, our new organizational structure is clearly aligned with our target markets. In each of these—Central Europe, the Pan-European gas market, the United Kingdom, Northern Europe, and the United States—a single lead company is responsible for managing our operations. With this accomplished, our focus in 2004 was to integrate our newly acquired companies, improve our operating performance groupwide, and consolidate our positions in our target markets. In these endeavors we achieved signal success. Indeed, 2004 was the first time we were able to bring the full weight of our integrated power and gas group to bear on our operations.

E.ON is growing closer—visibly and palpably. Visibly, because nearly all of our companies bear the E.ON name and logo. Palpably, because the close cooperation between all parts of our organization is becoming deeply ingrained in our corporate culture. In other words, it's not just E.ON's outward appearance that has changed. Within E.ON, the advantages of working together have become obvious to everyone. For instance, integration has created new opportunities to bundle power and gas, which enables us to enhance our operations across the board and to further improve our market positions. Examples of this are the long-term gas supply agreements E.ON Ruhrgas concluded with our U.K. and Nordic market units. These agreements not only benefit each of our companies individually, but also E.ON as a whole.

Integration has likewise shaped our strategic growth initiatives. In Central and Eastern Europe we have bolstered and enlarged our market positions through small and medium-sized acquisitions. E.ON has been active in this dynamic region since the beginning of its political and economic liberalization in the early 1990s. The region's energy and sense of purpose have received new impetus from the European Union's eastward expansion. In the past four years E.ON has established a substantial presence in the Czech Republic, Slovakia, Hungary, Romania, and Bulgaria. We now have a nearly 30 percent share of the power and gas markets in these countries, creating opportunities—opportunities that few competitors can equal—to integrate and enhance operations across national borders. For example, we can deliver synergies by coordinating the planning and implementation of our capital investments to extend and maintain our network infrastructure in the region. This not only cuts costs, it also makes the supply of electricity more secure and more reliable.

Our integrated business model in power and gas is bringing us closer together. By operating along the entire value chain in both the power and the gas business we can minimize risks and achieve optimum flexibility. That's why one of our goals is to produce more of the gas we procure. The integration of E.ON Ruhrgas has opened up new strategic pathways towards achieving this objective. By drawing on E.ON Ruhrgas's more than 30 years of experience in Russia, we're superbly equipped to evaluate and seize opportunities in the Russian market. We intend to pursue joint projects with Gazprom in order to improve E.ON's competitive position and create value by accessing Russia's gas reserves, some of which are still untapped.

The main source of our value creation is organic growth. Beyond this, though, over the medium and long term we will continue to look for opportunities to grow externally, opportunities that enable us to capitalize on the advantages of our integrated power and gas business. Our target markets in Europe will continue to offer us a variety of opportunities for external growth. We will continue to demand that all acquisitions meet our stringent financial criteria. First, a new company must be capable of making a positive contribution to our adjusted EBIT within the first year after acquisition. Second, in general its ROCE must exceed its cost of capital within three years after joining the group.

Along with enlarging our market positions in selected regions, one of our objectives in 2004 was to harness the energy of our systematic focus on power and gas and our ongoing corporate integration in order to deliver additional earnings growth and to enhance shareholder value. In the on-top project we set ambitious financial targets for the year 2006. I'm very pleased to announce that we've already achieved—and in some cases surpassed—these targets.

In 2004 our groupwide best-practice initiative and our systemic effort to leverage synergies again enabled us to reduce our costs significantly. These efficiency enhancements helped to increase the E.ON Group's adjusted EBIT, which rose to €7.4 billion in 2004, of which €6.8 billion was generated in our core business. This means we're already slightly ahead of our adjusted EBIT target of €6.7 billion by 2006, which we're confident we'll surpass again in 2005. We expect the E.ON Group's adjusted EBIT for 2005 to once again be slightly ahead of the prior-year figure.

We also surpassed our ROCE target—10.5 percent by 2006—ahead of schedule. At 11.3 percent, our ROCE performance in 2004 was well above our pretax cost of capital of 9 percent. This represents a considerable improvement from 2003. Our free cash flow in 2003 already exceeded our target of at least €2.4 billion per year on average. In 2004 our free cash flow was again higher, increasing to €3.3 billion.

These results demonstrate that we've enhanced our long-term earnings power. We want you, our shareholders, to benefit from our successful performance by paying you an appropriate dividend. At the Annual Shareholders Meeting on April 27, 2005, we will propose that the dividend be raised to €2.35 per share, an increase of 18 percent. Here, too, we're significantly surpassing our target of increasing our per-share dividend by at least 10 percent per year on average. Our proposed dividend payout of €1.55 billion—€237 million more than last year—would be our largest ever. The dividend payout ratio is 36 percent. This would mark the sixth year in a row that we've paid out a higher dividend. We believe this makes E.ON stock even more attractive to investors and further enhances our position as one of the DAX's top dividend performers.

In a year when the European stock market was modestly positive, your E.ON stock, which finished 2004 about 30 percent higher, again outperformed the major European stock indices. By comparison, our peer index, the STOXX Utilities, gained around 20 percent on the year. In 2004 your confidence in E.ON stock was again more than justified.

It's important to me that E.ON's development is steady and sustainable. That's why we use our earnings strength to do more than increase the dividend. By pursuing a prudent investment strategy, we're laying the foundation for our successful business performance in the future. Our investment plan for 2005 through 2007 consists of capital expenditures totaling roughly €18.7 billion. Key investment areas include modernizing and maintaining power and gas networks and building environmentally friendly generating facilities. Groupwide we plan to invest more than €1 billion in renewable energies. Investments in financial assets will go primarily towards increasing our ownership in existing shareholdings in our target markets and increasing our ownership in natural gas production in order to further enhance security of supply.

I believe that our performance in the 2004 financial year clearly demonstrates that our strategy is paying off, that our business structures and processes are delivering benefits, and that the group as a whole has enhanced its earnings strength and efficiency. Key factors in our success are the expertise, creativity, and commitment of our employees. I would like to take this opportunity to express my sincere thanks to all of them.

We don't intend to rest on our laurels. We know we must continually earn the trust you place in E.ON and our employees' capabilities. That's why we're actively exploring opportunities to grow profitably and working hard to further improve our operating performance. We're now in the process of cultivating a corporate culture of open and efficient communication and cooperation, a culture in which all employees are better able to contribute their knowledge, experience, and opinions. In this initiative, called OneE.ON, we're working together groupwide to develop a shared corporate identity, one that fits our new organizational structure and business processes. Each one of our employees is involved in the effort.

At the same time, we want to do more to underscore our commitment to being an exemplary corporate citizen. We're currently conducting a comprehensive project on corporate social responsibility. The trust of our customers, the general public, and government institutions provides us with what I call our license to operate. One of our most important tasks is to keep earning this trust. Germany's public debate about energy prices in 2004 puts this into sharp relief. Initially, we probably didn't react with enough sensitivity. I can readily understand that people don't welcome rising energy costs. We take the concerns of our customers, the general public, and political leaders very seriously and try to consider all points of view. But we can't ignore the fact that increasing demand is driving up energy prices worldwide and that security of supply will have an increasingly higher price tag. And ensuring security of supply is one of our responsibilities, too.

I'm convinced that the actions we take as a company must be founded on our deep commitment to supply energy in a manner that is both sustainable and that doesn't detract from the well-being of future generations. We must also be active and reliable citizens of the communities and regions where we operate. That's how we earn the trust necessary to remain an industry leader for the long term.

Sincerely yours,



Dr. Wulf H. Bernotat

This letter to shareholders contains certain financial measures (adjusted EBIT, ROCE, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in the 2004 Annual Report a reconciliation or derivation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures (please see the commentary on non-GAAP financial measures on the inside front cover of this summary report).



David Morris likes to spend the occasional spare moment in a peaceful spot in Coventry. A Structured Trader at E.ON UK, he helped to negotiate a gas supply contract with E.ON Ruhrgas.

"We now procure some of our natural gas under a contract with E.ON Ruhrgas. The contract helps us to manage the seasonal fluctuations in demand, demonstrates E.ON Ruhrgas's capabilities as a pan-European gas supplier, and enhances the U.K.'s security of supply. With the U.K. expected to import an increasing share of its natural gas needs in the years ahead, being part of the E.ON Group gives us a competitive edge."

- Solid earnings performance in international business
- Adjusted EBIT well above prior year
- Cash provided by operating activities surpasses prior-year level
- Management proposes raising dividend to €2.35 per share
- Further adjusted EBIT increase forecast for 2005

E.ON Group

€ in millions	2004	2003[1]	+/- %
Sales	49,103	46,427	+6
Adjusted EBITDA[2]	10,520	9,458	+11
Adjusted EBIT[2]	7,361	6,228	+18
Net income	4,339	4,647	-7
ROCE[3] (in %)	11.3	9.9	+1.4[4]
Cash provided by operating activities	5,972	5,538	+8
Net financial position[5] (at year end)	-5,483	-7,855	+30
Investments	5,285	9,196	-43
Employees (at year end)	69,710	67,102	+4

[1]E.ON Ruhrgas's results for the period February 1 - December 31, 2004.
[2]Non-GAAP financial measure; see reconciliation to net income on page 28.
[3]Non-GAAP financial measure; see derivation on pages 45-47 of E.ON's 2004 Annual Report.
[4]Change in percentage points.
[5]Non-GAAP financial measure; see reconciliation on page 32.

Organization Realigned at Start of 2004

Effective January 1, 2004, we realigned our organization based on the five target markets defined in on-top, our groupwide strategy and structure project.

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON's businesses are energy and other activities. Our core energy business consists of the Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest market units, which are managed and coordinated by the Corporate Center.

Central Europe operates an integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is primarily engaged in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

The Corporate Center consists of ownership interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

To facilitate the comparison of our market units' year-on-year operating performance, we have provided pro forma figures for the prior year according to our new organizational structure. These pro forma figures do not affect our consolidated figures.

In addition, effective January 1, 2004, earnings before interest and taxes and adjusted for nonrecurring effects (adjusted EBIT) replaced internal operating profit as our key performance measure. Management believes that the adjusted EBIT used by E.ON is the most appropriate financial measure for evaluating the operating performance of the individual market units.

Adjusted EBIT does not include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature. It also does not include the effects from the marking to market of derivatives, which are reported in other nonoperating earnings. Furthermore, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the increases in other long-term provisions are similarly allocated to interest income to the degree that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

Integration Dominant Theme of 2004

We acquired the Powergen Group (now E.ON UK and LG&E Energy) in the second half of 2002 and Ruhrgas (now E.ON Ruhrgas) in early 2003. Having achieved these significant acquisitions, in 2004 we focused our efforts on enhancing knowledge transfer, working together groupwide, integrating our power and gas operations, and integrating our new companies into the group. In addition, we seized growth opportunities in our target markets in order to consolidate and improve our existing positions.

The lead company of our Central Europe market unit is E.ON Energie. In line with our geographic focus on distinct target markets, E.ON Energie transferred to other E.ON companies a number of its shareholdings, including those in Thüga and in our companies in Northern Europe.

To further strengthen its market position in eastern Central Europe, in September 2003 E.ON Energie obtained a majority ownership interest in JME and JCE, regional distribution companies in the Czech Republic. In October 2004 it signed agreements to acquire two regional utilities in Bulgaria, Gorna Oryahovitza and Varna, which are expected to become fully consolidated E.ON companies in the first half of 2005. In addition, the Romanian government chose E.ON Energie to acquire a majority ownership interest in Electrica Moldova. We expect the transaction to close in the second quarter of 2005.

The lead company of our Pan-European Gas market unit, E.ON Ruhrgas, has been part of the E.ON Group since February 1, 2003. In January 2004 E.ON Ruhrgas took over ownership of Thüga and a number of smaller shareholdings from E.ON Energie. In fall 2004 it concluded an agreement to acquire a majority ownership interest in Distrigaz Nord, a Rumanian gas distributor. It also concluded an agreement to acquire a majority stake in the gas business of Budapest-based Mol, Hungary's largest oil and gas company. The deal gives E.ON Ruhrgas a 75 percent stake (less one share) in Mol's gas trading and storage businesses and a 50 percent stake in a gas importer. Subject to the approval of the relevant authorities, the transaction is expected to close in 2005. In addition, Mol has a put option to sell E.ON Ruhrgas up to 75 percent (less 1 share) of its gas transport business.

In January 2004 E.ON UK, the lead company of our U.K. market unit, acquired Midlands Electricity, a British power distributor, further strengthening its distribution business. The transaction followed E.ON UK's successful integration of the TXU retail business acquired in fall 2002.

On January 1, 2004, we established the Nordic market unit with E.ON Nordic as the lead company. A majority ownership interest in Graninge, Sweden's fourth-largest energy utility, had already been acquired in late 2003.

At the start of 2004 we also established the U.S. Midwest market unit. The lead company is LG&E Energy, which now reports directly to the Corporate Center.

Economic Environment

The global economy grew at a vigorous pace in 2004. Global gross domestic product (GDP) increased by 5 percent in real terms, the strongest growth rate in 30 years. According to an estimate by the German Council of Economic Experts, world trade grew by 8.8 percent in 2004, though growth rates varied significantly by region. Growth was particularly strong in China and the emerging economies of Southeast Asia, where GDP increased by 9.2 percent and an aggregate 5.7 percent, respectively. The increase in energy and raw materials prices, especially the price of crude oil, represented the main threat to global economic growth. During 2004 the price of Brent crude climbed from $31 to $50 a barrel on the back of strong growth-driven demand from Asia and production difficulties stemming from the ongoing crisis in Iraq and political unrest in other producer countries. Sustained higher oil prices would likely dampen economic growth. A 10 percent increase in the price of crude oil would reduce economic growth by about 0.1 percentage points over the next three years, according to studies cited by the German Council of Economic Experts.

Despite the strong economic recovery and higher crude oil prices, the global inflation rate was only 3.8 percent in 2004, one of the lowest rates in the last 35 years.


Oil Price Movements
$ per barrel
Brent blend
50
40
30
20
10
4/1/03 7/1/03 10/1/03 1/1/04 4/1/04 7/1/04 10/1/04 1/1/05

The main engine driving global economic growth in 2004 was the robust U.S. economy, which drew its strength from a combination of accommodative monetary policy (which at times led to negative short-term real interest rates) and a continued expansionary fiscal policy (which further increased the size of the U.S. federal budget deficit). Economic expansion in the United States was also spurred by an increase in employment and by substantial productivity growth. In this environment, private investment flourished. Healthy domestic demand led to an increase in imports, further widening America's current account deficit. With inflation negligible (consumer prices increased 2.5 percent in 2004), economic confidence indicators continue to predict an expansionary investment climate.

The eurozone economies performed better than in recent years but did not display the vigorous growth of other regions of the world. Exports were again a key growth driver. In addition, some eurozone countries saw a distinct increase in domestic demand. However, private investment and, above all, private consumption were much feebler than in other regions. Despite higher energy prices, the German Council of Economic Experts does not detect inflationary pressure and estimates that eurozone consumer prices rose 2.1 percent in 2004, about the same inflation rate as in 2003.

Economic growth was significantly stronger in the United Kingdom, where government spending, consumer spending, and investments combined to boost domestic demand.

Driven by robust domestic demand, economic growth in the Scandinavian countries, except for Denmark, outpaced the EU average. The new EU member states, with the exception of Malta, also experienced a powerful economic upswing, posting GDP growth of between 3 and 8 percent. Here, economic expansion was driven by exports and domestic demand.


2004 GDP Growth in Real Terms
Annual change in percent
Germany 1.6
France 2.5
Italy 1.2
Spain 2.7
Sweden 3.3
United Kingdom 3.3
EU15 2.3
Central and Eastern Europe 5.0
EU25 2.4
USA 4.4
Japan 4.2
0 1.0 2.0 3.0 4.0 5.0

Source: German Council of Economic Experts (November 2004), German Federal Office of Statistics.

In 2004 Germany's economy continued the weak recovery that began to take shape in late 2003. Unlike in previous business cycles, the rise in exports did not spur domestic demand, with the result that in 2004 the German economy had two faces: strong export growth on the one side, stagnant consumer demand and declining private investment on the other. Fiscal policy also did not serve to stimulate economic growth. With domestic demand weak, consumer prices rose by a scant 1.6 percent in 2004, despite higher energy prices.


German GDP Growth in Real Terms
Annual change in percent
2004
1.6
2003
-0.1
2002
0.1
2001
0.8
2000
2.9
-0.5
0
0.5
1.0
1.5
2.0
2.5
Source: German Federal Office of Statistics.

Energy Industry

Preliminary estimates for 2004 put Germany's consumption of primary energy at about 493 million metric tons of coal equivalent, essentially unchanged from 2003. The various energy sources had roughly the same share of total energy consumption as in the prior year.


2004 Primary Energy Consumption in Germany by Energy Source
Percentages[1]
12.6 Nuclear
11.4 Lignite
13.5 Hard coal
22.4 Natural gas
36.4 Petroleum
1.2 Hydro and wind
2.7 Other
[1]Net power imports/exports: -0.2
Source: AG Energiebilanzen (preliminary figures).

Electricity consumption from Germany's public grid totaled 570.1 billion kilowatt-hours (kWh), of which the greatest share was generated at nuclear and coal-fired power plants.


2004 Net Generation on Germany's Public Grid by Energy Source
Percentages
Total: 570.1 billion kWh
27.5 Nuclear
26.1 Lignite
22.7 Hard coal
10.2 Natural gas
1.6 Petroleum products
4.5 Hydro
7.4 Other
Source: VDEW (preliminary figures).

On average, spot electricity prices were slightly below prior-year levels. Moderate summer temperatures and the high availability of generating plant in 2004 prevented a repeat of the extreme price spikes of 2003. Forward electricity prices remained at high levels, reflecting high fuel prices and, at least partially, the costs of greenhouse gas emission allowance trading.

In 2004 Germany's consumption of natural gas was again modestly higher. Germany consumed 996 billion kWh, slightly more than in 2003. Natural gas accounted for 22.4 percent of primary energy consumed in Germany. More gas was consumed in Germany's industrial segment due to an increase in business activity. About the same amount was used to generate electricity, whereas consumption in the residential segment declined slightly because of higher temperatures during the heating season. Natural gas prices climbed less steeply than oil prices. Though linked to oil prices, the long-term contracts that govern gas imports are subject to substantially less price volatility than spot market prices for gas.

The political changes in Eastern Europe have opened up a new and rapidly growing energy market. Countries like Hungary, the Czech Republic, and Slovakia have experienced dynamic growth, in terms of their overall economy and their electricity consumption.

Electricity consumption in England and Wales totaled 315 billion kWh in 2004, compared with 305 billion kWh in 2003. Gas consumption increased 8 percent year-on-year to 1,082 billion kWh. Forward wholesale electricity prices continued the rise seen since mid-2002, with baseload prices for fourth-quarter 2005 delivery increasing from approximately £23 per megawatt-hour (MWh) in January 2004 to a high of £40 per MWh in October 2004, before retreating to £32 per MWh by December 2004. The main drivers were higher fuel costs, forecast reductions in excess plant capacity, and future environmental costs, including the costs of emission allowance trading. Wholesale gas prices continued to rise and were highly volatile during 2004. This was due to higher oil prices and supply-demand issues in the United Kingdom. The average day-ahead price was £8.2 per MWh (24 pence per therm) during 2004, 21 percent higher than in 2003.

The conditions on Scandinavia's electricity market in 2004 differed substantially from those of the prior year. Whereas demand for electricity increased only slightly, nuclear and hydro generation increased significantly. By the end of 2004 the heavy rainfall Sweden and Norway experienced in the second half of the year helped the two countries to return to normal water supply conditions after two years of low reservoir levels. Nuclear output was high, whereas in the prior year there had been several longer stoppages. The improved supply situation caused spot prices on the Nordpool, Scandinavia's power exchange, to decline 20 percent on average, despite the upward pressure from higher oil and coal prices.

Electricity prices in the Midwestern United States were higher in 2004, with wholesale electricity prices averaging $37 per MWh, compared with $31 per MWh in 2003. Electricity prices were supported by higher natural gas prices in 2004, with wholesale gas prices averaging $5.90 compared with $5.50 in 2003. Gas prices continued to be impacted by the supply-demand balance in North America, but mild weather reduced volatility and enabled higher storage levels compared with 2003, offsetting the effect of Gulf of Mexico production losses caused by Hurricane Ivan.

Power and Gas Sales Higher

We sold 3 percent more electricity in 2004 than in 2003. The increase is principally attributable to the inclusion of JME and JCE, regional electric utilities operating in the Czech Republic, and Graninge, a Swedish energy utility. On balance, we sold 2 percent more gas due to an increase in Pan-European Gas's international business.


2004 Power Sales
Billion kWh
Total: 403.7
244.1 Central Europe
62.7 U.K.
49.5 Nordic
47.4 U.S. Midwest


2004 Gas Sales
Billion kWh
Total: 868.2
641.4 Pan-European Gas[1]
102.9 Central Europe
102.1 U.K.
7.1 Nordic
14.7 U.S. Midwest

[1]Gas sales of E.ON Ruhrgas AG.

Power and Gas Procurement

The Central Europe market unit met 131 billion kWh, or about 52 percent, of its power requirements with electricity from its own generating facilities. Central Europe purchased 123 billion kWh of electricity from jointly owned power plants and outside sources, about 18 percent more than in the prior year. Overall, power procurements rose 6 percent to 254 billion kWh.

As in the past, in 2004 Pan-European Gas purchased natural gas from German producers and from five export countries. The graphic below shows the countries from which it sourced its total procurements of 646 billion kWh.


2004 Gas Procurement
Percentages
Total: 646 billion kWh
17 Germany
31 Russia
26 Norway
19 Netherlands
3 Denmark
4 United Kingdom

The U.K. market unit backed 35 billion kWh of its power requirements of 65 billion kWh with electricity from its own power plants. U.K. purchased 30 billion kWh of electricity from jointly owned power plants and third parties.

Nordic covered about two thirds of its power requirements of 51 billion kWh with power from its own generating facilities. Nordic purchased 18 billion kWh of electricity from jointly owned power plants and outside sources.

The U.S. Midwest market unit generated 46 billion kWh of electricity in its own and leased generating facilities and purchased 5 billion kWh from outside sources.

Sales Up

Sales were higher, primarily because of the first-time inclusion of E.ON Ruhrgas and several European energy utilities for the entire year under review. E.ON Ruhrgas became a consolidated E.ON company on February 1, JME and JCE on October 1, and Graninge on November 1, 2003, and Midlands Electricity on January 16, 2004.

About one third of the increase in Central Europe's sales is attributable to the inclusion of JME and JCE for the entire year under review. Other positive factors were higher sales volume of electricity subsidized under Germany's Renewable Energy Law and the recovery of electricity prices in Germany.

Pan-European Gas grew sales significantly in 2004. It should be noted that in the prior year this market unit was a consolidated E.ON company for 11 months only.

Sales

€ in millions	2004	2003[1]	+/- %
Central Europe	20,752	19,253	+8
Pan-European Gas	14,426	12,973[2]	+11
U.K.	8,490	7,923	+7
Nordic	3,347	2,824	+19
U.S. Midwest	1,913	1,971	-3
Corporate Center	-813	-596	-
Core energy business	**48,115**	**44,348**	**+8**
Other activities[3]	**988**	**2,079**	**-52**
Sales	**49,103**	**46,427**	**+6**

[1]Pro forma figures according to the new market unit structure.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa for the period January 1 - 31, 2003, and Viterra.

U.K. increased its sales in 2004 compared with the prior year as a result of the first-time consolidation of the Midlands Electricity business, retail price increases, and positive exchange-rate effects partially offset by lower retail volumes.

Nordic's sales were higher, due mainly to the inclusion of Graninge and to increased power production in existing operations.

U.S. Midwest's sales for 2004 decreased by 3 percent to €1,913 million compared with 2003, resulting from exchange rate deterioration of the U.S. dollar against the euro. In local currency, sales improved by 7 percent led by higher retail sales in the regulated utility operation.

Sales reported under other activities declined considerably due to consolidation effects. This segment consists of our Viterra and Degussa shareholdings. Effective February 1, 2003, we account for Degussa using the equity method and therefore no longer include its sales in our consolidated figures. Viterra's sales fell 9 percent to €988 million.

Adjusted EBIT Well above Prior Year

In 2004 we grew adjusted EBIT by €1,133 million, or 18 percent. Nearly all of our market units contributed to the increase. Only at Pan-European Gas was adjusted EBIT slightly below the exceptionally high temperature-driven figure from the prior year. Our international business achieved significant earnings growth. The increase in adjusted EBIT resulted primarily from the inclusion of our successful acquisitions, nonrecurring effects at the Central Europe market unit, and operating improvements.

Adjusted EBIT

€ in millions	2004	2003[1]	+/- %
Central Europe	3,602	2,979	+21
Pan-European Gas	1,428	1,463[2]	-2
U.K.	1,017	610	+67
Nordic	701	546	+28
U.S. Midwest	349	317	+10
Corporate Center	-314	-319	-
Core energy business	**6,783**	**5,596**	**+21**
Other activities[3]	**578**	**632**	**-9**
Adjusted EBIT[4]	**7,361**	**6,228**	**+18**

[1]Pro forma figures according to the new market unit structure; adjusted for discontinued operations.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa, which we account for using the equity method effective February 1, 2003, and Viterra.
[4]Non-GAAP financial measure; see reconciliation to net income on page 28.

Central Europe's adjusted EBIT performance benefited in particular from the reversal of provisions resulting in part from the Renewable Energy Law and the Cogeneration Protection Law (see page 62 of E.ON's 2004 Annual Report). Other positive factors were the passthrough of higher wholesale electricity prices to end customers and lower costs for nuclear fuel and nuclear waste management. Moreover, prior-year results were negatively affected by nonrecurring balance area settlement payments.

Pan-European Gas's adjusted EBIT for 2004, which included all 12 months, was slightly below the figure for 2003, which included only 11 months. The main factors were higher peak temperatures and lower sales prices. Moreover, gas prices track rising oil prices more rapidly on the procurement side than on the sales side due to contractual price adjustment mechanisms.

The substantial increase in the U.K. market unit's adjusted EBIT is mainly attributable to the consolidation of the Midlands Electricity business acquired in January 2004, continued savings from the integration of the TXU business acquired in 2002, and higher retail earnings. The negative factors included higher coal and gas costs.

Nordic also grew adjusted EBIT significantly. The key factor was the consolidation of Graninge. Earnings also benefited from increased hydroelectric and nuclear output as well as improved margins in the retail electricity segment.

U.S. Midwest's adjusted EBIT increased 10 percent compared with the prior year (local currency increase of 21 percent), primarily as a result of higher retail sales and the increased retail electric and gas rates approved by the Kentucky Public Service Commission.

Other activities consist of our Viterra and Degussa shareholdings. Viterra recorded adjusted EBIT of €471 million, compared with €456 million in the prior year. Effective February 1, 2003, we account for Degussa using the equity method, under which we record a proportional share of Degussa's earnings after taxes and minority interests in our consolidated earnings. Degussa's earnings contribution amounted to €107 million in 2004, compared with €176 million in 2003.

Net Income below High Prior-Year Figure

Net income (after income taxes and minority interests) was below the high prior-year figure due to substantially lower book gains, particularly those recorded under Income/Loss from discontinued operations, net.

Adjusted interest income (net) improved in 2004 by €523 million, due primarily to a nonrecurring gain of approximately €270 million resulting from amendments to Germany's Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes *(Endlager-Vorausleistungsverordnung).*

Net Book Gains below Prior-Year Figure

Net book gains in the year under review were below the prior-year figure and resulted from the sale of equity interests in EWE and VNG (aggregate €317 million), the sale of securities (€221 million), and the sale of more Degussa stock (€51 million). The prior-year number consists of book gains on the sale of Bouygues Telecom shares (€840 million) and Degussa stock (€168 million) and on the sale of securities at Central Europe (€165 million). It also includes book gains of roughly €160 million resulting from the sale of shareholdings at Central Europe and U.K. and a book loss of €76 million on the sale of HypoVereinsbank stock at Central Europe.

Restructuring expenses declined year-on-year to €108 million and in the year under review resulted primarily from the integration of Midlands Electricity and the merger of certain regional utilities to create E.ON Hanse and E.ON Westfalen Weser. In the prior year restructuring expenses also resulted from the merger of these regional utilities as well as from the integration of TXU activities.

Other Nonoperating Earnings Reflect Marking to Market of Derivatives

In 2004 other nonoperating earnings in particular reflect positive effects from the marking to market of derivatives, resulting mainly from U.K.'s hedging activities. We use derivatives to protect our operations from the effects of price fluctuations. At year end 2004 the marking to market of derivatives contributed approximately €290 million to other nonoperating earnings. For the nine months ended September 30, 2004, this figure was approximately €890 million on the back of sharply higher gas prices. This gain was offset by impairment charges on real estate and short-term securities at Central Europe and by nonrecurring charges on shareholdings at Central Europe and U.K. The prior-year figure primarily reflects positive effects from the marking to market of derivatives as well as the equity earnings from our RAG shareholding. Other nonoperating earnings were negatively affected in the prior year by the valuation adjustment taken at Degussa's Fine Chemicals division.

The €823 million increase in our tax expense compared with the prior-year figure stems in particular from improved operating results.

In the prior year the cumulative effect of changes in accounting principles was primarily attributable to the adoption of the Statement of Financial Accounting Standards 143, *Accounting for Asset Retirement Obligations*.

Net Income

€ in millions	2004	2003	+/– %
Adjusted EBITDA[1]	**10,520**	**9,458**	**+11**
Depreciation, amortization, and impairments affecting adjusted EBIT[2]	-3,159	-3,230	-
Adjusted EBIT[1]	**7,361**	**6,228**	**+18**
Adjusted interest income (net)[3]	-1,140	-1,663	-
Net book gains	589	1,257	-
Restructuring expenses	-108	-479	-
Other nonoperating earnings	97	195	-
Income/Loss (-) from continuing operations before income taxes and minority interests	**6,799**	**5,538**	**+23**
Income taxes	-1,947	-1,124	-
Minority interests	-504	-464	-
Income/Loss (-) from continuing operations	**4,348**	**3,950**	**+10**
Income/Loss (-) from discontinued operations, net	-9	1,137	-
Cumulative effect of changes in accounting principles, net	-	-440	-
Net income	**4,339**	**4,647**	**-7**

[1]Non-GAAP financial measure.
[2]For commentary, see footnote 1 in the table on page 158 of E.ON's 2004 Annual Report.
[3]For a reconciliation, see page 160 of E.ON's 2004 Annual Report.

Management Proposes Raising Dividend to €2.35 per Share

E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2004 amounts to €2,923 million. After transferring €1,374 million to retained earnings, net income available for distribution totals €1,549 million.

Financial Statements of E.ON AG (Summary)		
€ in millions	Dec. 31, 2004	Dec. 31, 2003
Property, plant, and equipment	185	191
Financial assets	22,129	22,266
Fixed assets	**22,314**	**22,457**
Receivables from affiliated companies	5,140	6,524
Other receivables and assets	2,133	1,588
Liquid funds	384	251
Nonfixed assets	**7,657**	**8,363**
Total assets	**29,971**	**30,820**
Stockholders' equity	13,268	11,657
Special items with provision component	342	415
Provisions	1,517	2,126
Liabilities to affiliated companies	10,686	14,170
Other liabilities	4,158	2,452
Total stockholders' equity and liabilities	**29,971**	**30,820**

Income Statement of E.ON AG (Summary)		
€ in millions	2004	2003
Income from equity interests	3,522	3,018
Interest income (net)	-705	-793
Other expenditures and income (net)	-82	-30
Income from continuing operations before income taxes and minority interests	**2,735**	**2,195**
Income taxes	188	-271
Net income	**2,923**	**1,924**
Net income transferred to retained earnings	-1,374	-612
Net income available for distribution	**1,549**	**1,312**

At the Annual Shareholders Meeting on April 27, 2005, management will propose that net income available for distribution be used to pay a cash dividend of €2.35 per share, an 18 percent increase. Our dividend performance therefore surpasses the target we set in our on-top project in 2003. The higher proposed dividend in particular reflects our solid earnings performance. This would mark the sixth year in a row that we have paid out a higher dividend. We believe this makes E.ON stock even more attractive to investors.

The complete Financial Statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22 315. Copies are available on request from E.ON AG and at www.eon.com.

Investments Significantly below Prior-Year Figure

In 2004 the E.ON Group's investments declined by €3.9 billion, or 43 percent, from the prior-year figure, which consisted primarily of the acquisition of Ruhrgas shares recorded under Corporate Center. We invested €2.7 billion in intangible assets and property, plant, and equipment, roughly the same amount as in 2003. Investments in financial assets totaled €2.6 billion versus €6.5 billion in the prior year. These figures include €0.1 billion (2003: €0.4 billion) of investments in companies we account for using the equity method.

Investments

€ in millions	2004	2003[1]	+/- %
Central Europe	2,527	2,126	+19
Pan-European Gas	660	667[2]	-1
U.K.	503	388	+30
Nordic	740	1,265	-42
U.S. Midwest	277	443	-37
Corporate Center	434	4,147	-90
Core energy business	**5,141**	**9,036**	**-43**
Other activities[3]	**144**	**160**	**-10**
Investments	**5,285**	**9,196**	**-43**
thereof outside Germany	3,288	3,058	+8

[1]Pro forma figures according to the new market unit structure.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa for the period January 1 - 31, 2003, and Viterra.


2004 Investments
Percentages
Total: €5,285 million
48 Central Europe
12 Pan-European Gas
10 U.K.
14 Nordic
5 U.S. Midwest
8 Corporate Center
3 Other Activities

U.K.'s capital expenditure in 2004 was €503 million, €115 million more than in 2003, with the increase largely due to expenditure in the newly acquired Midlands Electricity business. Capital expenditure on intangible assets and property, plant, and equipment was mainly related to expansion of the renewable generation portfolio and the upgrade of the distribution network as well as the maintenance of the conventional power stations.

Central Europe invested 19 percent more than in the previous year. Investments in intangible assets and property, plant, and equipment totaled €1,388 million, compared with €1,255 million in the previous year. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets. Investments in financial assets totaled €1,139 million, compared with €871 million in the previous year. Financial investments mainly reflect the acquisition of a majority ownership interest in Ferngas Salzgitter, of shares in two Bulgarian electric utilities (Varna and Gorna Oryahovitza) and of additional shares in certain energy utilities in the Czech Republic and Hungary.

In 2004 Pan-European Gas invested approximately €145 million in property, plant, and equipment and intangible assets, mainly to further expand its pipeline system. It invested €515 million in financial assets, which represented 78 percent of total investments. The largest single investment was the acquisition of E.ON's 3.4 percent stake in Thüga as part of a squeeze out.

Nordic invested €350 million in property, plant, and equipment in 2004 to maintain its existing generating assets and to upgrade and enhance its distribution network. Investments in financial assets totaling €390 million were directed mainly towards the acquisition of additional Graninge shares, giving Sydkraft 100 percent ownership of the company.

U.S. Midwest's capital investments amounted to €277 million in 2004 compared with €443 million in the prior year. The decrease is tied primarily to lower spending for environmental protection measures and combustion turbines.

In 2004 capital expenditure at other activities consists of Viterra only, whose investments increased 16 percent year-on-year to €144 million.

Financial Condition

Management's analysis of E.ON's financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group's financial condition and, in particular, its liquidity.

Consolidated Statements of Cash Flows (Summary)

€ in millions	2004	2003
Cash provided by operating activities	5,972	5,538
Cash provided by (used for) investing activities	-596	39
Cash provided by (used for) financing activities	-4,461	-3,545
Net increase (decrease) in cash and cash equivalents maturing	**915**	**2,032**
Liquid funds as shown on the balance sheet	**12,016**	**10,795**

Cash provided by operating activities in 2004 exceeded the prior-year figure. The increase is exclusively attributable to our core energy business.

Cash Provided by Operating Activities

€ in millions	2004	2003[1]	+/-
Central Europe	2,938	4,081	-1,143
Pan-European Gas	1,016	1,027[2]	-11
U.K.	633	315	+318
Nordic	957	773	+184
U.S. Midwest	182	188	-6
Corporate Center	241	-855	+1,096
Core energy business	**5,967**	**5,529**	**+438**
Other activities[3]	**5**	**9**	**-4**
Cash provided by operating activities	**5,972**	**5,538**	**+434**
Investments in intangible assets and in property, plant, and equipment	2,712	2,660	+52
Free cash flow[4]	**3,260**	**2,878**	**+382**

[1]Pro forma figures according to the new market unit structure.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa for the period January 1 - 31, 2003, and Viterra.
[4]Non-GAAP financial measure.

Central Europe reported a decrease in cash provided by operating activities because payments for nuclear fuel reprocessing were higher than in the prior-year period due to a revised payment method. In addition, intercompany tax credits were higher in the prior year.

Cash provided by operating activities at Pan-European Gas declined year-on-year, even though the figure for 2004 contains results for all 12 months and the figure for 2003 the results for February 1 to December 31 only. The key factors were higher intercompany tax offsets, higher peak temperatures, and lower sales prices. Moreover, gas prices track rising oil prices more rapidly on the procurement side than on the sales side due to contractual price adjustment mechanisms.

U.K. posted a sharp increase in cash provided by operating activities, which is attributable to the consolidation of Midlands Electricity in 2004 and retail price adjustments. In addition, the prior-year figure was negatively affected by a number of nonrecurring items, such as settlement payments to unwind interest-rate swaps and a gas contract.

The distinct rise in Nordic's cash provided by operating activities is attributable to the consolidation of Graninge and to increased power production. A decline in working capital also served to grow Nordic's cash provided by operating activities.

Despite the dollar's sharp decline against the euro, U.S. Midwest's cash provided by operating activities was on par with the prior-year figure.

The Corporate Center's cash provided by operating activities was higher due mainly to positive effects from intercompany tax offsets and to lower net interest expenses.

Surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volumes typical of this season) due to the nature of their billing cycle which in the first quarter is characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and the third quarters, there is a corresponding reduction in working capital, resulting in significant surplus cash provided by operating activities (although sale volumes are actually lower). The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas in the fourth quarter gas tax prepayments result in cash outflows. A major portion of the market units' capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.

Due to the stable level of investments in intangible assets and property, plant, and equipment, free cash flow in 2004 was also significantly above the prior-year number.

The E.ON Group's net financial position also improved from the figure reported as of December 31, 2003. This is mainly attributable to strong cash provided by operating activities and to funds received from the sale of VNG and EWE and from the sale of housing units at Viterra. On the liabilities side were financial outlays and the consolidation of financial liabilities in conjunction with the acquisition of Midlands Electricity and the remaining shares in Graninge, and investments in property, plant, and equipment and in shareholdings. The dividend payout along also led to cash outflows.

Net interest expense was above the prior-year figure. Despite the increased net interest expense, adjusted EBITDA ÷ net interest expense improved further because adjusted EBITDA was significantly higher.

Net Financial Position

€ in millions	Dec. 31, 2004	Dec. 31, 2003
Bank deposits	4,233	3,807
Securities and funds (current assets)	7,783	6,988
Total liquid funds	**12,016**	**10,795**
Securities and funds (fixed assets)	834	981
Total financial assets	**12,850**	**11,776**
Financial liabilities to banks	-4,050	-4,789
Bonds	-9,148	-11,506
Commercial Paper	-3,631	-2,168
Other financial liabilities	-1,504	-1,168
Total financial liabilities	**-18,333**	**-19,631**
Net financial position[1]	**-5,483**	**-7,855**

[1]Non-GAAP financial measure; see the table below for a reconciliation to the relevant GAAP measures.

Reconciliation of Net Financial Position

€ in millions	Dec. 31, 2004	Dec. 31, 2003
Liquid funds shown in the Consolidated Financial Statements	**12,016**	**10,795**
Financial assets shown in the Consolidated Financial Statements	**17,263**	**17,725**
thereof loans	-1,438	-1,785
thereof equity investments	-14,420	-14,361
thereof shares in affiliated companies	-571	-598
= Total financial assets	**12,850**	**11,776**
Financial liabilities shown in the Consolidated Financial Statements	-20,301	-21,787
thereof to affiliated companies	134	231
thereof to associated companies	1,834	1,925
=Total financial liabilities	**-18,333**	**-19,631**
Net financial position	**-5,483**	**-7,855**

Financial Key Figures

€ in millions	2004	2003
Net interest expense[1]	**657**	**637**
Adjusted EBITDA[2]	**10,520**	**9,458**
Cash provided by operating activities	**5,972**	**5,538**
Adjusted EBITDA ÷ net financial position	**16.0x**	**14.8x**
Adjusted EBITDA ÷ net interest expense	**192%**	**120%**
Net financial position ÷ cash provided by operating activities	**0.9x**	**1.4x**

[1]Non-GAAP financial measure; see reconciliation to interest income according to the Consolidated Statements of Income on page 160 of E.ON's 2004 Annual Report.
[2]Non-GAAP financial measure; see reconciliation to net income on page 28.

Financial Policy

In managing our financial position, we pursue a policy that gives E.ON substantial flexibility and instant access to short-term and long-term financial resources.

In March 2004 we repurchased bonds issued by E.ON UK and its subsidiaries. Their nominal value was approximately €1.2 billion. This transaction is in line with E.ON's policy of centralized financing and will lead to notable savings in financing costs.

In December 2004 E.ON AG secured a €10 billion credit facility with an international group of banks, replacing its existing credit facility in the amount €12.5 billion. With the new credit facility, E.ON took advantage of the further improved terms on credit markets. At year end 2004 E.ON AG also had short-term bilateral credit lines with individual banks (€0.2 billion). We also have at our disposal the Commercial Paper program (€10 billion) and the Medium Term Note program (€20 billion). As of the balance-sheet date, E.ON had utilized €3.4 billion of the Commercial Paper program and approximately €7 billion of the Medium Term Note program.

Since June 4, 2004, Standard & Poor's long-term rating for E.ON bonds is AA- with a stable outlook. Since April 30, 2004, Moody's long-term rating for E.ON bonds is Aa3 with a stable outlook. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor's and Moody's, respectively. E.ON has committed itself to maintaining at a minimum a strong single-A rating.

Foreign Exchange, Interest Rate, Commodity Price Risk Management

The E.ON Group's business operations and related financial activities are exposed to exchange rate, interest rate, and commodity price fluctuations. In order to limit our exposure to these risks, we pursue systematic financial and risk management. For this purpose, we also use derivative financial instruments. We only use well-established and highly liquid instruments which we transact with financial institutions, brokers, power exchanges, and third parties whose creditworthiness we monitor on an ongoing basis.

As of December 31, 2004, the nominal value of interest rate, foreign currency, and stock market hedging transactions was €37,643 million. Their market value was €841 million. The marked increase in activity in interest rate and foreign currency derivatives is principally attributable to the restructuring of long-term financial liabilities (which increased the portion of variable-interest-rate liabilities), to foreign currency hedges by E.ON companies outside Germany, and to intercompany loans denominated in foreign currencies.

We also use derivative financial instruments to limit exposure to risks from changes in commodity and product prices. Our energy business uses electricity, gas, coal, and oil price hedging transactions to limit its exposure to risks resulting from price fluctuations, to optimize the deployment of generating assets, to execute load balancing, and to increase margins. Our energy business also engages in commodity trading in accordance with detailed trading guidelines and within narrow limits. The face value of energy derivatives amounted to €25,251 million as of December 31, 2004. Their market value was €383 million.

We have a groupwide system in place to monitor and manage the credit risks associated with derivative financial instruments.

Asset and Capital Structure

The acquisition of Midlands Electricity and the marking to market of our Gazprom shareholding were the main factors in the €1.3 billion increase in long-term assets in 2004. Short-term assets rose by €0.9 billion. As a result, total assets increased by €2.2 billion to €114.1 billion. Our equity ratio increased from 27 percent at year end 2003 to 29 percent at year end 2004. Long-term liabilities decreased by €0.8 billion to €52.7 billion.

The following key figures underscore the E.ON Group's very solid asset and capital structure through the end of 2004:

- Long-term assets are covered by stockholders' equity at 38.1 percent (2003: 34.3 percent).
- Long-term assets are covered by long-term capital at 102.4 percent (2003: 101 percent).

Consolidated Assets, Liabilities, and Stockholders' Equity

€ in billions	Dec. 31, 2004	%	Dec. 31, 2003	%
Long-term assets	88.3	77	87.0	78
Short-term assets	25.8	23	24.9	22
Assets	**114.1**	**100**	**111.9**	**100**
Stockholders' equity	33.6	29	29.8	27
Minority interests	4.1	4	4.6	4
Long-term liabilities	52.7	46	53.5	48
Short-term liabilities	23.7	21	24.0	21
Total stockholders' equity and liabilities	**114.1**	**100**	**111.9**	**100**

Employees

At year end 2004 the E.ON Group had 69,710 employees worldwide, as well as 2,471 apprentices and 303 board members and managing directors. As of this date, 32,819 employees, 47 percent of all staff, were working outside Germany. Our workforce has increased by 2,608 employees since year end 2003. This development is mainly attributable to U.K.'s acquisition of Midlands Electricity in the first quarter of 2004, which increased our staff count by 3,700 employees.

During the reporting period, wages and salaries including social security contributions totaled €4.7 billion, compared with 4.9 billion a year ago; the latter figure includes €259 million for Degussa for January 2003.


Employees[1]
December 31, 2004
December 31, 2003
Central Europe
36,811
36,576
Pan-European Gas
11,520
11,686
U.K.
10,397
6,541
Nordic
5,530
6,294
U.S. Midwest
3,437
3,521
Corporate Center
420
597
Core Energy Business
68,115
65,215
Viterra
1,595
1,887
Total
69,710
67,102
Degussa[2]
42,461
43,214
0
20,000
40,000
60,000

[1]Figures do not include apprentices, managing directors, or board members. Figures for 2003 are pro forma according to the new market unit structure.
[2]Accounted for using the equity method effective February 1, 2003. At December 31, 2004, Degussa had 1,984 apprentices.

Research and Development

The E.ON Group's expenditures for research and development (R&D) totaled €55 million in 2004 against €69 million in the prior year. Overall, 1,007 employees work in R&D at the E.ON Group: 582 at Central Europe, 400 at Pan-European Gas, 16 at U.K., and 9 at Nordic. The market units are actively involved in numerous R&D projects.

Central Europe has long been involved in projects designed to improve the efficiency of the next generation of large-scale generating facilities and to refine the technology of fossil-fuel fired generating facilities so that they emit less carbon dioxide (CO_2).

Among Pan-European Gas's R&D initiatives is a project to develop systems to cogenerate electricity and heat in single-family homes using small, natural-gas-fired fuel cells.

Substantial R&D activities, including technology tracking, are undertaken by Power Technology, the U.K. market unit's center of engineering and scientific expertise. Power Technology supports both E.ON UK and external parties in a wide range of specialist areas centered around power station operation.

Corporate and Environmental Citizenship of Key Importance to E.ON

The energy industry bears a special responsibility when it comes to corporate and environmental citizenship. We share our stakeholders' interest in sustainable development.

Our vision of corporate citizenship encompasses more than our many activities to protect the environment, which include the development of new technologies for large-scale distributed generation as well as for renewable-source electricity. We are also active citizens of the regions where we do business. We play an active role in the economic development and in structural change in the communities where we have facilities. Support for youth initiatives, education programs, nonprofit organizations, foundations, culture, and the arts is not only an integral part of our corporate culture, it is an example of how we fulfill our social responsibilities.

As part of our commitment to environmental stewardship, we have consistently improved the efficiency of our generating facilities. Since 1990 we have reduced by 22 percent the specific CO_2 emissions of the generating fleet of the companies that currently form E.ON. For E.ON companies operating in Europe, the figure is an even more impressive 32 percent.

More information about our commitment to the environment, our employees, and the communities where we operate is contained in a report entitled, *Energy. Efficiency. Engagement—Corporate Responsibility*. The report will also be available in electronic form at www.eon.com.

Subsequent Events

- On January 8 and 9, 2005, a severe storm caused substantial damage to the electric distribution network in parts of southern Sweden. About 250,000 Sydkraft customers were without electricity on the morning of January 9, 2005. In some cases it took several weeks to restore service. The cost of repairs and compensation payments to customers is currently estimated at €164 million.
- On January 17, 2005, Fortum Power and Heat Oy (Fortum), Espoo, Finland, exercised a call option to acquire E.ON Nordic's interest in E.ON Finland. E.ON Nordic owns 65.6 percent of E.ON Finland; this interest in what was Espoon Säkhö (now E.ON Finland) was acquired by E.ON Nordic in September 2001 from, among others, the City of Espoo, Finland (Espoo). At the time of the acquisition, Espoo, which continues to hold a 34.2 percent interest in E.ON Finland, and E.ON Nordic concluded a shareholders' agreement. This agreement contains legal restrictions on the transfer of shares by either of the two parties. In April 2002 E.ON Energie acquired from Fortum an interest in the German utility Elektrizitätswerke Wesertal. In connection with this acquisition, Fortum was granted the call option on E.ON Nordic's shares in E.ON Finland; the option was made subject to the fulfillment of certain legal conditions originating from the provisions of the shareholders' agreement. Fortum was aware of the content of the shareholders' agreement with Espoo when the option contract was concluded. The shareholders' agreement was modified thereafter, but transfer restrictions remained in place. In response to Fortum exercising its option, E.ON Nordic replied that, in view of the position held by Espoo on the basis of the shareholders' agreement, it would not be possible to deliver the E.ON Finland shares. On February 3 Fortum filed a Request for Arbitration with the International Chamber of Commerce.

- E.ON UK announced on January 25, 2005, that E.ON AG has enabled a payment of £420 million to be made into its main pension plan in 2005. Payments will be made into the E.ON Holding Group of the Electricity Supply Pension Scheme to facilitate the merger of the four previously autonomous sections covering Powergen, East Midlands Electricity, Midlands Electricity, and TXU. The payment will cover a significant portion of the actuarial deficit and improve the pension plan's financing across all four sections.

Risk Management System and Existing Risks

In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use a comprehensive risk management system that is embedded in our business and decision-making processes. Key components of the system include our standardized, groupwide planning and controlling processes, groupwide guidelines and reporting systems, and a groupwide risk reporting system. Our risk management system is designed to enable us to recognize risks early and to take the necessary countermeasures. Furthermore, we continually refine our groupwide planning, controlling, and reporting processes to ensure they remain effective and efficient.

As required by law, the reliability of our risk management system is checked regularly by the E.ON AG Internal Audit and Controlling departments and by our independent auditors.

The E.ON Group, and thus E.ON AG, is exposed to the following categories of risk:

Operational Risks

Technologically complex production facilities are involved in the production and distribution of energy and in the chemicals business. Operational failures or extended production stoppages of facilities or components of facilities could negatively impact our earnings. The following are among the comprehensive measures we take to address these risks:

- systematic employee training and qualification programs
- further refinement of our production procedures and technologies
- regular facility and system maintenance.

Should an accident occur despite the measures we take, we have a reasonable level of insurance coverage.

Financial Risks

During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities. These risks are controlled and monitored by appropriate fund management. We carry out both short-term and long-term financial planning to monitor and manage liquidity risks.

External Risks

Our market units operate in an international market environment that is characterized by general risks related to the business cycle and by more intense competition. The liberalization of the European energy market exposes our power and gas businesses to price and sales risks. Our comprehensive sales monitoring system and intensive customer management help to minimize these risks. We also counter market price fluctuations in our energy operations through the use of electricity, gas, coal, and oil derivatives. Our use of derivative financial instruments is monitored in accordance with detailed guidelines.

The political and legal environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can lead to considerable uncertainty with regard to planning.

When the EU directives on power and gas market liberalization are transposed into German law in the amended New Energy Law, grid fees and the terms of grid access for power and gas will be subject to regulation. At the time of this writing, we cannot predict how the regulation of grid access and fees will affect our operations. We expect that such regulation will serve to reduce grid fees and intensify competition, though at this time we cannot predict to what degree.

EU-wide emission allowance trading went live on January 1, 2005, in line with the EU directive establishing a scheme for greenhouse gas emission allowance trading issued on October 13, 2003. The directive affects all generating facilities with a capacity of 20 MW and above and consequently the greater part of our generating fleet in Europe. We have been allocated emission allowance certificates. Nevertheless, we cannot be certain that the E.ON Group has been allocated enough certificates or whether we will need to buy more in the secondary market.



Reduction Targets 2008 – 2012[1]
Percentages[2]
EU25
Spain
Sweden
Poland
Netherlands
Italy
Slovakia
Czech Republic
United Kingdom
Austria
Denmark
Germany
-7.7
15
4
-6
-6
-6.5
-8
-8
-12.5
-13
-21
-21
-20
-10
0
10

[1]Commitments under the Kyoto Protocol.
[2]Reduction in greenhouse gas emissions compared with 1990.
Source: European Commission.

Uncertainty also attends the following issues:

- Debate on nuclear waste management fund: The debate surrounding the European Commission's plans for a nuclear energy directive ended without the Commission actually adopting such a directive. Nevertheless, we cannot rule out the possibility that this debate may be taken up again in the future.
- Taxes and levies that raise electricity and gas prices and the resulting passthrough risk: Government initiatives, such as subsidies for renewable energy and energy taxes, increase our procurement costs for electricity and gas. If these costs rise further, we may not be able to pass them through to our customers or may only be able to do so over time.

Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with leading politicians and representatives of the legal community.

IT Risks

The operational and strategic management of the E.ON Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technological security measures. In addition, the E.ON Group has in place a range of technological and organizational measures to counter the risk of unauthorized access to data, the misuse of data, and data loss.

In the year under review, the E.ON Group's risk situation did not change substantially. We do not currently perceive any risks that would threaten the existence of the E.ON Group or individual market units.

Outlook

The German Council of Economic Experts expects the global economy to continue to expand in 2005, though at a slightly slower rate. Predicted causes of the slowdown are fiscal and monetary policies, which are expected to tighten in some countries, and the braking effect of higher energy prices. This applies to the fast-growing economies of Asia and to the United States, where private consumption and investment will remain the drivers, albeit less strong, of expansion. U.S. GDP growth for 2005 is forecast at 3.3 percent.

With the global economy expanding at a slower rate, forecasters do not anticipate that the eurozone's export boom will continue. Instead, domestic demand is expected to strengthen enough to maintain eurozone economic growth in 2005 at the same rate as in 2004. Economic growth is also expected to be slightly slower in the United Kingdom and in Scandinavia, though it is still expected to exceed the EU15 average. The same applies to economic growth in the new member states.

Germany's economic growth is expected to slow in 2005. Export activity is expected to be less robust, and domestic demand, though it will increase slightly, is not expected to be strong enough to drive growth. General uncertainty is making consumers and investors cautious, with the effect that Germany is unlikely to experience demand-driven growth. The German Council of Economic Experts anticipates that the German economy will expand by 1.4 percent in real terms in 2005.

In 2005 we will continue the focus on our core energy business. We expect to divest Viterra and Ruhrgas Industries in 2005.

Our investment plan for 2005 is fully in line with our strategy of integrating our existing businesses and enhancing their efficiency. Sixty percent of our total investments will be made outside Germany.


2005 Investment Plan
€ in billions
2.6 Central Europe
1.0 Pan-European Gas
1.0 U.K.
0.4 Nordic
0.3 U.S. Midwest

Planned for 2005, the sale of Ruhrgas Industries will reduce our workforce by about 7,400 employees. This reduction will be almost completely offset by the inclusion of our new shareholdings in Slovakia, Hungary, Bulgaria, and Romania. Consequently, staff count in our core energy business will remain essentially unchanged. The planned disposal of our entire ownership interest in Viterra will reduce the group's workforce by around 1,600 employees.

For 2005 we expect the E.ON Group's adjusted EBIT to be slightly above the record number we posted in 2004. Our ability to achieve the same high level of net income will depend to a great degree on book gains from the disposals of Viterra and Ruhrgas Industries and on the effects of the marking to market of derivatives at year end.

Earnings Forecast by Market Unit

For 2005 we expect the adjusted EBIT of the Central Europe market unit to be slightly above the prior-year number. We expect to compensate for the absence of certain positive one-off effects from 2004 and for the risks to our grid operations stemming from Germany's new regulatory agency by implementing groupwide optimization programs, realizing regional synergies, and achieving additional operating improvements.

We expect Pan-European Gas to grow adjusted EBIT in 2005. The planned integration of our newly acquired companies, Distrigaz Nord in Romania and Mol in Hungary, will serve to enlarge our business in these markets.

Excluding the impact of the divested Asian Asset Management business, the 2005 adjusted EBIT of the U.K. market unit is expected to be similar to the 2004 level.

We anticipate that Nordic's adjusted EBIT for 2005 will be slightly below the record figure posted in 2004, mainly because of the planned sale of hydroelectric plants to Statkraft. The costs resulting from the severe storm will not affect Nordic's adjusted EBIT performance because the event was of an extraordinary nature.

2005 adjusted EBIT for the U.S. Midwest market unit is expected to be on par with 2004 in local currency. A full year of higher gas and electric rates should benefit the utilities, but this is expected to be offset by higher coal prices in the non-regulated business and the loss of margin from the disposed noncore ownership interests in power stations.



Tania Volo knows what customers in Italy want: quality, variety, and personalized service. A Managing Director of Thüga Italia, she helped to integrate E.ON's operations in Italy.

"E.ON has ambitious plans for its operations in Italy. We aim to double our market share in the gas supply segment. We laid the groundwork for achieving this objective by integrating 54 small gas utilities to forge six new companies. The new, straightforward organizational structure will enable us to work together more effectively. In addition, we'll be sourcing some of our natural gas from E.ON Ruhrgas, while in our electricity business we work together with E.ON Italia. Arrangements like these enable us to benefit from being part of the E.ON Group—and to further improve service for our nearly 750,000 customers."

E.ON stock is listed on all German stock exchanges and as American Depositary Receipts on the New York Stock Exchange. E.ON stock is included in all major European stock indices.

E.ON applied for its shares to be removed from trading at the Swiss Stock Exchange. E.ON stock traded there for the last time on January 14, 2005. The delisting was completed on January 17, 2005.

Key Figures per Share

€	2004	2003	+/- %
Stock price at year end	67.06	51.74	+30
Earnings from continuing operations	6.62	6.04	+10
Earnings from discontinued operations	-0.01	1.74	-
Dividend	2.35	2.00	+18
Book value at year end[1]	50.93	45.39	+12

[1]Excludes minority interests.

E.ON Stock Considerably Outperforms Market in 2004

Though the market environment for equities continued to be difficult, E.ON stock advanced 29.6 percent in 2004, thereby considerably outperforming the broader European stock market as measured by the Euro STOXX 50, which rose 9.4 percent on the year. Shareowners who held their E.ON stock throughout 2004 and reinvested their cash dividends saw their E.ON investment increase by 34 percent in value, a significantly better performance than the DAX index of Germany's top 30 blue chips, which ended the year up 7.3 percent. E.ON stock performed slightly better than its European utility peers as measured by the STOXX Utilities index, which closed the year 29.4 percent higher.


Stock Price at Year End
€ per share
64.80
58.18
38.45
51.74
67.06
60
40
2000
2001
2002
2003
2004

E.ON Stock Delivers Superior Performance over Longer Term

Investors who purchased €5,000 worth of E.ON stock at the end of 1994 and reinvested their cash dividends saw the value of their investment rise to more than €15,500 by the end of 2004. This represents an average annual increase of 12.1 percent, higher than Germany's DAX index, which advanced 7.3 percent per year on average over the same period. During the same ten-year span E.ON stock outperformed both the broader European market (the Euro STOXX 50 averaged 10.7 percent growth per year on average) and its utility peers (the STOXX Utilities averaged 11.4 percent growth per year on average).

Investors who purchased €5,000 worth of E.ON stock at the end of 1999 and reinvested their cash dividends saw the value of their investment rise 60.5 percent. Over the same five-year period the DAX index fell 38.8 percent, the Euro STOXX 50 fell 34.2 percent, and the STOXX Utilities rose 12.5 percent. E.ON stock thus considerably outperformed the broader German stock market, the broader European stock market, and other major European utilities.

Management Proposes Increasing Dividend to €2.35

At the 2005 Annual Shareholders Meeting, management will propose that the cash dividend be increased by 18 percent, from €2 per share in the previous year to €2.35 per share for the 2004 financial year. Compared with the 2000 dividend of €1.35, the dividend has risen 74 percent over the last five years, or an average of 14.8 percent per year. The dividend yield is 3.5 percent based on E.ON stock's year-end 2004 closing price.


E.ON Ten-Year Stock Performance versus German and European Stock Indices
Percentages
E.ON Stock Portfolio
DAX
EuroSTOXX
STOXX Utilities
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

E.ON Stock Key Figures

Per share		2000	2001	2002	2003	2004
Earnings from net income	€	5.07	3.81	4.26	7.11	6.61
Dividend	€	1.35	1.60	1.75	2.00	2.35
Dividend payout	€m	972	1,100	1,142	1,312	1,549
12-month high	€	66.55	64.50	59.97	51.74	67.06
12-month low	€	41.01	46.91	38.16	34.67	49.27
Year end	€	64.80	58.18	38.45	51.74	67.06
Number of shares outstanding	million	621	674	652	656	659
Market capitalization[1]	€bn	40.2	39.2	25.1	33.9	44.2
Book value[2]	€	38.61	36.30	39.33	45.39	50.93
Market-to-book-value ratio[3]	%	168	160	98	114	132
E.ON stock trading volume[4]	€bn	28.6	38.3	39.9	38.5	46.1
Trading volume of all German stocks	€bn	1,179.9	1,025.7	859.9	807.8	877.7
E.ON stock's share of German trading volume	%	2.4	3.7	4.6	4.8	5.3

[1]Market capitalization based on ordinary shares outstanding.
[2]Excludes minority interests.
[3]Year-end stock price expressed as a percentage of book value per share (excluding minority interests).
[4]On all German stock exchanges, including the XETRA system.

E.ON Bonds

Under its Medium Term Note program, in May 2002 E.ON premiered on international bond markets by issuing a multi-currency bond in euros and pounds sterling in the amount of €7.3 billion. E.ON bonds have since then shown a very positive performance in the secondary market. Their risk premiums (spreads) have narrowed considerably.

E.ON bonds are included in all relevant bond indices. Inclusion in indices is subject to strict criteria, such as a bond's rating, term, and trading volume.

Ratings and Outlook for E.ON AG Bonds

	Long term	Short term	Outlook
Moody's	Aa3	P-1	Stable
Standard & Poor's	AA-	A-1+	Stable
Fitch[1]	AA-	F-1+	Stable

[1]Unsolicitated rating.

Investor Relations

In 2004 we further intensified our investor relations (IR) activities. While continuing to serve our investors by means of telephone and analysts conferences, road shows, and one-on-one meetings, we also introduced a number of new events as part of our commitment to provide more information and greater transparency. In conjunction with our 2003 annual results analysts conference in March 2004, we held our first Capital Market Day, which focused on E.ON Ruhrgas. Based on the positive response from investors and analysts, we continued the series and in September 2004 presented the Central Europe market unit at E.ON Energie's headquarters in Munich. In June 2005 we will present the U.K. market unit and in 2005 the Nordic market unit.

Another new feature was a targeted program of site visits for analysts and institutional investors to provide them with a direct view into the operations of our business and the E.ON Group. In addition, we increased our involvement in events designed for retail investors and are committed to further expanding our offerings for this investor group.

Throughout 2004, IR, together with our colleagues in Corporate Communications, continually added new features to www.eon.com so that all investors—retail and institutional—can access the same information. For example, all investors interested in E.ON can listen to or watch live webcasts of our telephone and analysts conferences as well as portions of the E.ON Annual Shareholders Meeting.

In 2005 we will strive to continue to be among Europe's top IR teams and to approach our IR work with the same commitment and enthusiasm as in the prior year.

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Ulrich Hartmann
Chairman of the Supervisory Board, E.ON AG, Düsseldorf

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Chairman of the Central Works Council, Degussa AG, Hanau

Dr. Karl-Hermann Baumann
(Until January 27, 2005) Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Chairman of the Combined Works Council, Degussa AG, Marl

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board, Deutsche Bank AG, Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG, Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association, Düsseldorf

Eva Kirchhof
Diploma Physicist, Marl

Seppel Kraus
Labor Union Secretary, Munich

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer, Henkel KGaA, Düsseldorf

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, E.ON Ruhrgas AG, Essen

Peter Obramski
Labor Union Secretary, Gelsenkirchen

Ulrich Otte
Chairman of the Central Works Council, E.ON Energie AG, Munich

Klaus-Dieter Raschke
Chairman of the Combined Works Council, E.ON Energie AG, Nordenham

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Munich

Gerhard Skupke
Chairman of the Central Works Council, E.DIS AG, Fürstenwalde

Dr. Georg Freiherr von Waldenfels
Former Minister of State, Attorney, Munich

Supervisory Board Committees

Executive Committee
Ulrich Hartmann, Chairman
Hubertus Schmoldt
Ralf Blauth
Dr. Henning Schulte-Noelle

Audit Committee
Dr. Karl-Hermann Baumann, Chairman
Ralf Blauth
Ulrich Hartmann
Klaus-Dieter Raschke

Finance and Investment Committee
Ulrich Hartmann, Chairman
Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt



Dr. Gaul Dr. Teyssen Dr. Bernotat Dr. Bergmann Dr. Schipporeit Dr. Krüper



Dr. Wulf H. Bernotat
Born 1948 in Göttingen
Member of the Board of Management since 2003
Chairman and CEO, Düsseldorf

Dr. Burckhard Bergmann
Born 1943 in Sendenhorst/Beckum
Member of the Board of Management since 2003
Upstream Business, Market Management,
Group Regulatory Management, Düsseldorf

Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board of Management since 1990
Controlling/Corporate Planning, M&A,
Legal Affairs, Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board of Management since 1996
Human Resources, Infrastructure Services,
Procurement, Organization, Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board of Management since 2000
Finance, Accounting, Taxes, IT, Düsseldorf

Dr. Johannes Teyssen
Born 1959 in Hildesheim
Member of the Board of Management since 2004
Downstream Business, Market Management,
Group Regulatory Management, Düsseldorf

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf

E.ON AG and Subsidiaries Consolidated Statements of Income			
€ in millions	Note	2004	2003
Sales	(32)	**49,103**	**46,427**
Electricity and petroleum tax		-4,358	-3,886
Sales, net of electricity and petroleum tax		**44,745**	**42,541**
Cost of goods sold and services provided	(5)	-33,353	-32,780
Gross profit on sales		**11,392**	**9,761**
Selling expenses		-4,387	-4,556
General and administrative expenses		-1,508	-1,399
Other operating income	(6)	6,656	6,968
Other operating expenses	(6)	-4,921	-4,877
Financial earnings	(7)	-433	-359
Goodwill impairment	(13 a)	-	-
Income/Loss (-) from continuing operations before income taxes and minority interests		**6,799**	**5,538**
Income taxes	(8)	-1,947	-1,124
Minority interests	(9)	-504	-464
Income/Loss (-) from continuing operations		**4,348**	**3,950**
Income/Loss (-) from discontinued operations, net	(4)	-9	1,137
Cumulative effect of changes in accounting principles, net		-	-440
Net income		**4,339**	**4,647**
Earnings per share in € - basic and diluted	(12)		
from continuing operations		6.62	6.04
from discontinued operations		-0.01	1.74
from cumulative effect of changes in accounting principles, net		-	-0.67
from net income		**6.61**	**7.11**

Independent Auditor's Report[1]

We have audited the consolidated balance sheet of E.ON AG, Düsseldorf, and the related consolidated statement of income, statement of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1, 2004, to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with the Accounting Principles Generally Accepted in the United States (U.S. GAAP) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on whether the consolidated financial statements are in accordance with U.S. GAAP based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing requirements and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland ("IDW"). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of our audit. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S. GAAP.

Our audit, which also extends to the Group management report prepared by the Board of Management for the business year from January 1, 2004, to December 31, 2004, which is combined with the Company's management report, has

[1]The independent auditors submitted an unqualified audit opinion on the complete Consolidated Financial Statements.

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31 2004	2003
Assets			
Goodwill	(13 a)	14,454	13,955
Intangible assets	(13 a)	3,788	4,153
Property, plant and equipment	(13 b)	43,563	42,797
Financial assets	(13 c)	17,263	17,725
Fixed assets		**79,068**	**78,630**
Inventories	(14)	2,647	2,477
Financial receivables and other financial assets	(15)	2,124	2,192
Operating receivables and other operating assets	(15)	15,759	15,833
Assets of disposal groups	(4)	553	-
Liquid funds (thereof cash and cash equivalents < 3 months 2004: 4,176; 2003: 3,321)	(16)	12,016	10,795
Non-fixed assets		**33,099**	**31,297**
Deferred taxes	(8)	1,551	1,525
Prepaid expenses	(17)	344	398
Total assets (thereof short-term 2004: 25,839; 2003: 24,883)		**114,062**	**111,850**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31 2004	2003
Stockholders' equity and liabilities			
Capital stock	(18)	1,799	1,799
Additional paid-in capital	(19)	11,746	11,564
Retained earnings	(20)	20,003	16,976
Accumulated other comprehensive income	(21)	268	-309
Treasury stock	(18)	-256	-256
Stockholders' equity		**33,560**	**29,774**
Minority interests	(22)	**4,144**	**4,625**
Provisions for pensions	(23)	8,589	7,442
Other provisions	(24)	25,653	26,886
Accrued liabilities		**34,242**	**34,328**
Financial liabilities	(25)	20,301	21,787
Operating liabilities	(25)	14,054	13,903
Liabilities		**34,355**	**35,690**
Liabilities of disposal groups	(4)	54	-
Deferred tax liabilities	(8)	6,605	6,265
Deferred income	(17)	1,102	1,168
Total liabilities *(thereof short-term 2004: 23.734; 2003: 23.999)*		***80,502***	***82,076***
Total stockholders' equity and liabilities		**114,062**	**111,850**

not led to any reservations. In our opinion, on the whole the Group management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1, 2004, to December 31, 2004, satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Group management report in accordance with German law.

Düsseldorf, February 17, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck
Wirtschaftsprüfer
(German Public Auditor)

Laue
Wirtschaftsprüfer
(German Public Auditor)

Summary of Financial Highlights € in millions	pro forma 2000	2001[1]	2002	2003	2004
Sales	**88.858**	**36,886**	**36,624**	**46,427**	**49,103**
Income/Loss (-) from continuing operations before income taxes and minority interests	6,498	3,146	-759	5,538	6,799
Income/Loss (-) from continuing operations	3,440	2,533	-720	3,950	4,348
Net income	**3,678**	**2,570**	**2,777**	**4,647**	**4,339**
Adjusted EBITDA[2]	8,041	6,537	7,558	9,458	10,520
Adjusted EBIT[2]	3,136	3,634	4,649	6,228	7,361
ROCE[3] (in %)	10.1	9.6	9.2	9.9	11.3
Cost of capital (in %)	9.5	9.5	9.5	9.5	9.0
Earnings per share (in €)	5.07	3.81	4.26	7.11	6.61
from continuing operations	4.74	3.76	-1.10	6.04	6.62
from discontinued operations	0.33	0.09	5.07	1.74	-0.01
from cumulative effect of changes in accounting principles, net	-	-0.04	0.29	-0.67	-
Dividend per share (in €)	1.35	1.60	1.75	2.00	2.35
Asset structure					
Long-term assets	65,592	64,663	86,286	86,967	88,223
Short-term assets	40,623	36,996	27,217	24,883	25,839
Total assets	106,215	101,659	113,503	111,850	114,062
Capital structure					
Stockholders' equity	28,033	24,462	25,653	29,774	33,560
thereof capital stock	1,985	1,799	1,799	1,799	1,799
Minority interests	5,123	6,362	6,511	4,625	4,144
Long-term liabilities	40,821	44,628	58,501	53,452	52,624
thereof provisions	27,940	26,564	29,159	27,085	27,328
thereof financial liabilities	7,611	9,308	17,175	14,521	13,265
thereof other liabilities	5,270	8,756	12,167	11,846	12,031
Short-term liabilities	32,238	26,207	22,838	23,999	23,734
thereof provisions	8,315	6,237	5,588	7,243	6,914
thereof financial liabilities	11,743	7,011	7,675	7,266	7,036
thereof other liabilities	12,180	12,959	9,575	9,490	9,784
Total stockholders' equity and liabilities	106,215	101,659	113,503	111,850	114,062
Cash flow and investments					
Cash provided by operating activities	3,413	2,571	3,614	5,538	5,972
Investments	14,380	6,867	24,159	9,196	5,285
Employees (at year end)	**166,183**	**86,773**	**101,336**	**67,102**	**69,710**
Financial ratios					
Equity ratio (in %)	26.4	24.1	22.6	26.6	29.4
Long-term assets as a percentage of property, plant, and equipment (in %)	112.8	116.7	105.1	101.0	102.4
Return on equity after taxes (in %)	13.5	9.8[4]	11.1	16.8	13.7
Net financial position[5] (financial assets less financial liabilities at year end)	-4,141	1,782	-12,460	-7,855	-5,483
Cash provided by operating activities as a percentage of sales	3.8	7.0	9.9	11.9	12.2

[1]*Adjusted for discontinued operations and goodwill amortization.*
[2]Non-GAAP financial measure; see reconciliation to consolidated net income on page 28.
[3]Non-GAAP financial measure; see derivation on pages 45-47 of E.ON's 2004 Annual Report.
[4]Stockholders' equity not adjusted for goodwill amortization.
[5]Non-GAAP financial measure; see reconciliation on page 32.

Financial Calendar

April 27, 2005	2005 Annual Shareholders Meeting
April 28, 2005	Dividend Payment
May 12, 2005	Interim Report: January–March 2005
August 10, 2005	Interim Report: January–June 2005
November 10, 2005	Interim Report: January–September 2005
March 9, 2006	Release of 2005 Annual Report
May 4, 2006	2006 Annual Shareholders Meeting
May 5, 2006	Dividend Payment
May 10, 2006	Interim Report: January–March 2006
August 15, 2006	Interim Report: January–June 2006
November 9, 2006	Interim Report: January–September 2006

"Information regarding our corporate governance policies, as well as, disclosure required by Section 303A.11 of the New York Stock Exchange Listed Company Manual regarding differences between German corporate governance principles and those applicable to U.S. companies listed on the NYSE, is available on our website at www.eon.com"

For questions about attending the Annual Shareholders' Meeting, contact:

Corporate Finance
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-210/-901
F +49 (211) 4579-331

For more information about E.ON, contact:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf

T +49 (211) 4579-453
F +49 (211) 4579-566
info@eon.com
www.eon.com

Only the German version of this Summary Annual Report is legally binding.

Art direction: Lesmo, Düsseldorf
Photography: Andreas Teichmann
Production: Jung Produktion, Düsseldorf
Typesetting & lithography: Lettern Partners, Düsseldorf
Printing: Bachem, Köln



2004 Annual Report

Growing closer.
Growing together.



e·on

E.ON Group Financial Highlights

€ in millions	2004	2003	+/- %
Electricity sales (in billion kWh)[1]	403.7	390.5	+3
Gas sales (in billion kWh)[1]	868.2	854.9	+2
Sales	49,103	46,427	+6
Adjusted EBITDA[2]	10,520	9,458	+11
Adjusted EBIT[2]	7,361	6,228	+18
Income/Loss (-) from continuing operations before income taxes and minority interests	6,799	5,538	+23
Income/Loss (-) from continuing operations	4,348	3,950	+10
Income/Loss (-) from discontinued operations, net	-9	1,137	-
Net income	4,339	4,647	-7
Investments	5,285	9,196	-43
Cash provided by operating activities	5,972	5,538	+8
Free cash flow[3]	3,260	2,878	+13
Net financial position[4] (at year end)	-5,483	-7,855	+30
Stockholders' equity	33,560	29,774	+13
Total assets	114,062	111,850	+2
ROCE[5] (in %)	11.3	9.9	+1.4[6]
Cost of capital (in %)	9.0	9.5	-0.5[6]
Return on equity after taxes[7] (in %)	13.7	16.8	-3.1[6]
Employees (at year end)	69,710	67,102	+4
Earnings per share (in €)			
from continuing operations	6.62	6.04	+10
from discontinued operations	-0.01	1.74	-
from cumulative effect of changes in accounting principles, net	-	-0.67	-
from net income	6.61	7.11	-7
Per share (in €)			
Dividend	2.35	2.00	+18
Stockholders' equity[8]	50.93	45.39	+12

[1]Unconsolidated figures; prior-year figure includes pro forma 12-month gas sales of E.ON Ruhrgas AG. [2]Non-GAAP financial measure; see reconciliation to consolidated net income on page 25. [3]Non-GAAP financial measure; see reconciliation to cash provided by operating activities on page 28. [4]Non-GAAP financial measure; see reconciliation on page 29. [5]Non-GAAP financial measure; see derivation on page 45-47. [6]Change in percentage points. [7]Consolidated net income excluding minority interests ÷ annual average stockholders' equity excluding minority interests. [8]Excludes minority interests.

E.ON Group 2004 Financial Highlights by Business Segment

€ in millions	Central Europe	Pan-European Gas	U.K.	Nordic	U.S. Midwest	Corporate Center	Core Energy Business	Other Activities[1]	Total
Sales	20,752	14,426	8,490	3,347	1,913	-813	48,115	988	49,103
Adjusted EBITDA	4,908	1,900	1,592	1,121	544	-273	9,792	728	10,520
Adjusted EBIT	3,602	1,428	1,017	701	349	-314	6,783	578	7,361
ROCE (in %)	21.3	9.4	8.9	9.6	5.4	-	-	-	11.3
Cost of capital (in %)	9.0	8.2	9.2	9.0	8.0	-	-	-	9.0
Cash provided by operating activities	2,938	1,016	633	957	182	241	5,967	5	5,972
Investments	2,527	660	503	740	277	434	5,141	144	5,285
Employees (at year end)	36,811	11,520	10,397	5,530	3,437	420	68,115	1,595	69,710

[1]This segment consists of Viterra and Degussa; the latter has been accounted for using the equity method since February 1, 2003.

Non-GAAP financial measures: This report contains certain non-GAAP financial measures. Management believes that the non-GAAP financial measures used by E.ON, when considered in conjunction with (but not in lieu of) other measures that are computed in U.S. GAAP, enhance an understanding of E.ON's results of operations. A number of these non-GAAP financial measures are also commonly used by securities analysts, credit rating agencies, and investors to evaluate and compare the periodic and future operating performance and value of E.ON and other companies with which E.ON competes. Additional information with respect to each of the non-GAAP financial measures used in this report is included together with the reconciliations described below.

E.ON prepares its financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). As noted above, this report contains certain financial measures (adjusted EBIT, adjusted EBITDA, ROCE, net financial position, net interest expense, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures. The footnotes presented with the relevant historical non-GAAP financial measures indicate the page of this report on which the relevant reconciliation appears.The non-GAAP financial measures used in this report should not be considered in isolation as a measure of E.ON's profitability or liquidity, and should be considered in addition to, rather than as a substitute for, net income, cash provided by operating activities, and the other income or cash flow data prepared in accordance with U.S. GAAP presented in this report and the relevant reconciliations. The non-GAAP financial measures used by E.ON may differ from, and not be comparable to, similarly titled measures used by other companies.

E.ON AG: An Overview

Corporate Center E.ON AG Düsseldorf				
	Central Europe market unit	**E.ON Energie AG, Munich, Germany** E.ON Energie ranks among Central Europe's largest energy service providers and has operations in Germany and eight other European countries (Netherlands, Hungary, Slovakia, Czech Republic, Switzerland, Austria, Italy, and Poland).	**100%**	E.ON Kr E.ON Ke E.ON Wa E.ON Ne E.ON Sa E.ON Ba Avacon E.ON Ha EAM En E.DIS AG Teag Th
	Pan-European Gas market unit	**E.ON Ruhrgas AG, Essen, Germany** With annual sales of approximately 600 billion kilowatt-hours of natural gas, E.ON Ruhrgas is one of Europe's premier gas companies and among the world's biggest natural gas importers. Its customers include regional and municipal energy utilities as well as industrial enterprises.	**100%**	Thüga A Ferngas Saar Fer Gas-Unio Erdgasv E.ON Ru NETRA G Etzel Ga
	U.K. market unit	**E.ON UK plc, Coventry, United Kingdom** Headquartered in Coventry, E.ON UK is one of the United Kingdom's leading integrated energy utilities, providing power and gas service to approximately 8.8 million customer accounts.	**100%**	Powerg E.ON UK E.ON UK
	Nordic market unit	**E.ON Nordic AB, Malmö, Sweden** E.ON Nordic manages our energy operations in Northern Europe. Through its more than 30 operating companies, E.ON Nordic generates, distributes, markets, and delivers electricity and gas.	**100%**	Sydkraft E.ON Fi
	U.S. Midwest market unit	**LG&E Energy LLC, Louisville, USA** Louisville-based LG&E Energy is a diversified energy service provider. Its operations are focused primarily on the regulated electric and gas utility sector in Kentucky.	**100%**	Louisvill Kentuck LG&E Ca
	Other Activities	**Viterra AG, Essen, Germany** Viterra is a growth-oriented real estate company focusing on its profitable residential real estate business. Viterra is Germany's leader in the rental and trading of housing units. The company also develops attractively located office and apartment buildings.	**100%**	**Deguss** Degussa biggest oriented Chemic Specialt

	100%	E.ON Kraftwerke GmbH, Hanover	100%	E.ON Westfalen Weser AG, Paderborn	62.9%
		E.ON Kernkraft GmbH, Hanover	100%	E.ON Benelux b.v., The Hague, Netherlands	100%
		E.ON Wasserkraft GmbH, Landshut	100%	E.ON Hungária Rt., Budapest, Hungary	100%
n		E.ON Netz GmbH, Bayreuth	100%	E.ON Dél-dunántúli Áramszolgáltató Rt. (EDE), Pécs, Hungary	100%
land,		E.ON Sales & Trading GmbH, Munich	100%	E.ON Tiszántúli Áramszolgáltató Rt. (ETI), Debrecen, Hungary	100%
		E.ON Bayern AG, Regensburg	100%	E.ON Észak-dunántúli Áramszolgáltató Rt. (EED), Györ, Hungary	100%
		Avacon AG, Helmstedt	69.6%	BKW FMB Energie AG, Bern, Switzerland	20%
		E.ON Hanse AG, Quickborn	73.8%	E.ON Czech Holding AG, Munich	100%
		EAM Energie AG, Kassel	73.3%	Jihočeská energetika a.s. (JCE), České Budějovice, Czech Republic	98.7%
		E.DIS AG, Fürstenwalde an der Spree	71%	Jihomoravská energetika a.s. (JME), Brno, Czech Republic	99%
		Teag Thüringer Energie AG, Erfurt	72.7%	Západoslovenská energetika a.s. (ZSE), Bratislava, Slovakia	49%

	100%	Thüga AG, Munich	81.1%	MEGAL GmbH Mittel-Europäische-Gasleitungsgesellschaft, Essen	50%
		Ferngas Nordbayern GmbH, Nuremberg	53.1%	E.ON Ruhrgas E&P GmbH, Essen	100%
atural		Saar Ferngas AG, Saarbrücken	20%	Ruhrgas Industries GmbH, Essen	100%
among		Gas-Union GmbH, Frankfurt am Main	25.9%	Gasum Oy, Espoo, Finland	20%
gional		Erdgasversorgungsgesellschaft Thüringen Sachsen mbH (EVG), Erfurt	50%	A/s Latvijas Gāze, Riga, Latvia	47.2%
		E.ON Ruhrgas Transport AG & Co. KG, Essen	100%	Nova Naturgas AB, Stockholm, Sweden	29.6%
		NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG, Emstek	41.7%	Slovensky Plynarensky Priemysel a.s. (SPP), Bratislava, Slovakia	24.5%
		Etzel Gas-Lager Statoil Deutschland GmbH & Co., Friedeburg-Etzel	74.8%	OAO Gazprom, Moskau, Russia	6.4%

	100%	Powergen Retail Ltd., Coventry, United Kingdom	100%	Cottam Development Centre Ltd., Coventry, United Kingdom	100%
		E.ON UK CHP Ltd., Coventry, United Kingdom	100%	Corby Power Ltd., Corby, United Kingdom	50%
's		E.ON UK Renewables Ltd., Coventry, United Kingdom	100%	Central Networks, Coventry, United Kingdom	100%
e					

	100%	Sydkraft AB, Malmö, Sweden	55.2%
		E.ON Finland Oyj, Espoo, Finland	65.6%
ates,			

	100%	Louisville Gas and Electric Company, Louisville, USA	100%	Western Kentucky Energy Corp., Henderson, USA	100%
		Kentucky Utilities Company, Lexington, USA	100%	LG&E Power Inc., Louisville, USA	100%
ler. Its		LG&E Capital Corp., Louisville, USA	100%	LG&E Energy Marketing Inc., Louisville, USA	100%
utility					

	100%	**Degussa AG, Düsseldorf, Germany**	42.9%

rofitable
rental
located

Degussa is Germany's third-largest chemicals company and the world's biggest specialty chemicals company. Degussa is arrayed in market-oriented operating segments: Construction Chemicals, Fine & Industrial Chemicals, Performance Chemicals, Coatings & Advanced Fillers, and Specialty Polymers.

As of February 2005

Integration was the defining theme of our 2004 financial year. We rapidly implemented the organizational structure defined in our on·top project. With this structure in place, we've been growing closer all the time. Although the integration process is not yet completed, it has already created numerous advantages:

- Enhancing knowledge transfer has made us even more competitive.
- Working together groupwide has enabled us to find the best solutions.
- Integrating our power and gas operations has delivered synergies.
- Integrating our newly acquired companies has strengthened our market positions.

As a fully integrated power and gas group, we're superbly positioned in our markets. We're taking advantage of the group's enormous potential in order to be even more successful. And by executing our targeted growth strategy, we're becoming an even stronger company. To put it another way: we're growing together.

E.ON is growing closer. Our employees are the ones who know best what this means in the workplace. In this annual report, eight of them will introduce you to integration projects in which they played an active role. They also give you an idea of the rich cultural variety of the regions in which the E.ON Group operates.





Letter to Shareholders

Report of the Supervisory Board

Review of Operations

Additional Information

Business Segments

Consolidated Financial Statements

Corporate Governance

Tables and Overviews



Dear Shareholders,

The 2004 financial year provides ample evidence that we're well on our way to making E.ON into the world's leading power and gas company. And not just in terms of facts and figures. When I talk with employees about our objectives and strategy I sense that we've reached an important milestone: we now think and act like *one* company.

We accomplished the transformation from a conglomerate to a clearly focused power and gas company in a very short time. We already generate more than 90 percent of our earnings in these two businesses, an achievement that's mainly due to our targeted growth initiatives of the past several years. After the acquisition of Powergen and Ruhrgas we continued to grow our energy business. We acquired Graninge and Midlands Electricity and expanded in Central and Eastern Europe. In our on·top project we realigned our strategy and structure and set clear financial targets. After defining our new structure in on·top, we implemented it rapidly and systematically. In place since the start of 2004, our new organizational structure is clearly aligned with our target markets. In each of these—Central Europe, the Pan-European gas market, the United Kingdom, Northern Europe, and the United States—a single lead company is responsible for managing our operations. With this accomplished, our focus in 2004 was to integrate our newly acquired companies, improve our operating performance groupwide, and consolidate our positions in our target markets. In these endeavors we achieved signal success. Indeed, 2004 was the first time we were able to bring the full weight of our integrated power and gas group to bear on our operations.

E.ON is growing closer—visibly and palpably. Visibly, because nearly all of our companies bear the E.ON name and logo. Palpably, because the close cooperation between all parts of our organization is becoming deeply ingrained in our corporate culture. In other words, it's not just E.ON's outward appearance that has changed. Within E.ON, the advantages of working together have become obvious to everyone. For instance, integration has created new opportunities to bundle power and gas, which enables us to enhance our operations across the board and to further improve our market positions. Examples of this are the long-term gas supply agreements E.ON Ruhrgas concluded with our U.K. and Nordic market units. These agreements not only benefit each of our companies individually, but also E.ON as a whole.

Integration has likewise shaped our strategic growth initiatives. In Central and Eastern Europe we have bolstered and enlarged our market positions through small and medium-sized acquisitions. E.ON has been active in this dynamic region since the beginning of its political and economic liberalization in the early 1990s. The region's energy and sense of purpose have received new impetus from the European Union's eastward expansion. In the past four years E.ON has established a substantial presence in the Czech Republic, Slovakia, Hungary, Romania, and Bulgaria. We now have a nearly 30 percent share of the power and gas markets in these countries, creating opportunities—opportunities that few competitors can equal—to integrate and enhance operations across national borders. For example, we can deliver synergies by coordinating the planning and implementation of our capital investments to extend and maintain our network infrastructure in the region. This not only cuts costs, it also makes the supply of electricity more secure and more reliable.

Our integrated business model in power and gas is bringing us closer together. By operating along the entire value chain in both the power and the gas business we can minimize risks and achieve optimum flexibility. That's why one of our goals is to produce more of the gas we procure. The integration of E.ON Ruhrgas has opened up new strategic pathways towards achieving this objective. By drawing on E.ON Ruhrgas's more than 30 years of experience in Russia, we're superbly equipped to evaluate and seize opportunities in the Russian market. We intend to pursue joint projects with Gazprom in order to improve E.ON's competitive position and create value by accessing Russia's gas reserves, some of which are still untapped.

The main source of our value creation is organic growth. Beyond this, though, over the medium and long term we will continue to look for opportunities to grow externally, opportunities that enable us to capitalize on the advantages of our integrated power and gas business. Our target markets in Europe will continue to offer us a variety of opportunities for external growth. We will continue to demand that all acquisitions meet our stringent financial criteria. First, a new company must be capable of making a positive contribution to our adjusted EBIT within the first year after acquisition. Second, in general its ROCE must exceed its cost of capital within three years after joining the group.

Along with enlarging our market positions in selected regions, one of our objectives in 2004 was to harness the energy of our systematic focus on power and gas and our ongoing corporate integration in order to deliver additional earnings growth and to enhance shareholder value. In the on·top project we set ambitious financial targets for the year 2006. I'm very pleased to announce that we've already achieved—and in some cases surpassed—these targets.

In 2004 our groupwide best-practice initiative and our systemic effort to leverage synergies again enabled us to reduce our costs significantly. These efficiency enhancements helped to increase the E.ON Group's adjusted EBIT, which rose to €7.4 billion in 2004, of which €6.8 billion was generated in our core business. This means we're already slightly ahead of our adjusted EBIT target of €6.7 billion by 2006, which we're confident we'll surpass again in 2005. We expect the E.ON Group's adjusted EBIT for 2005 to once again be slightly ahead of the prior-year figure.

We also surpassed our ROCE target—10.5 percent by 2006—ahead of schedule. At 11.3 percent, our ROCE performance in 2004 was well above our pretax cost of capital of 9 percent. This represents a considerable improvement from 2003. Our free cash flow in 2003 already exceeded our target of at least €2.4 billion per year on average. In 2004 our free cash flow was again higher, increasing to €3.3 billion.

These results demonstrate that we've enhanced our long-term earnings power. We want you, our shareholders, to benefit from our successful performance by paying you an appropriate dividend. At the Annual Shareholders Meeting on April 27, 2005, we will propose that the dividend be raised to €2.35 per share, an increase of 18 percent. Here, too, we're significantly surpassing our target of increasing our per-share dividend by at least 10 percent per year on average. Our proposed dividend payout of €1.55 billion—€237 million more than last year—would be our largest ever. The dividend payout ratio is 36 percent. This would mark the sixth year in a row that we've paid out a higher dividend. We believe this makes E.ON stock even more attractive to investors and further enhances our position as one of the DAX's top dividend performers.

In a year when the European stock market was modestly positive, your E.ON stock, which finished 2004 about 30 percent higher, again outperformed the major European stock indices. By comparison, our peer index, the STOXX Utilities, gained around 20 percent on the year. In 2004 your confidence in E.ON stock was again more than justified.

It's important to me that E.ON's development is steady and sustainable. That's why we use our earnings strength to do more than increase the dividend. By pursuing a prudent investment strategy, we're laying the foundation for our successful business performance in the future. Our investment plan for 2005 through 2007 consists of capital expenditures totaling roughly €18.7 billion. Key investment areas include modernizing and maintaining power and gas networks and building environmentally friendly generating facilities. Groupwide we plan to invest more than €1 billion in renewable energies. Investments in financial assets will go primarily towards increasing our ownership in existing shareholdings in our target markets and increasing our ownership in natural gas production in order to further enhance security of supply.

I believe that our performance in the 2004 financial year clearly demonstrates that our strategy is paying off, that our business structures and processes are delivering benefits, and that the group as a whole has enhanced its earnings strength and efficiency. Key factors in our success are the expertise, creativity, and commitment of our employees. I would like to take this opportunity to express my sincere thanks to all of them.

We don't intend to rest on our laurels. We know we must continually earn the trust you place in E.ON and our employees' capabilities. That's why we're actively exploring opportunities to grow profitably and working hard to further improve our operating performance. We're now in the process of cultivating a corporate culture of open and efficient communication and cooperation, a culture in which all employees are better able to contribute their knowledge, experience, and opinions. In this initiative, called OneE.ON, we're working together groupwide to develop a shared corporate identity, one that fits our new organizational structure and business processes. Each one of our employees is involved in the effort.

At the same time, we want to do more to underscore our commitment to being an exemplary corporate citizen. We're currently conducting a comprehensive project on corporate social responsibility. The trust of our customers, the general public, and government institutions provides us with what I call our license to operate. One of our most important tasks is to keep earning this trust. Germany's public debate about energy prices in 2004 puts this into sharp relief. Initially, we probably didn't react with enough sensitivity. I can readily understand that people don't welcome rising energy costs. We take the concerns of our customers, the general public, and political leaders very seriously and try to consider all points of view. But we can't ignore the fact that increasing demand is driving up energy prices worldwide and that security of supply will have an increasingly higher price tag. And ensuring security of supply is one of our responsibilities, too.

I'm convinced that the actions we take as a company must be founded on our deep commitment to supply energy in a manner that is both sustainable and that doesn't detract from the well-being of future generations. We must also be active and reliable citizens of the communities and regions where we operate. That's how we earn the trust necessary to remain an industry leader for the long term.

Sincerely yours,



Dr. Wulf H. Bernotat

This letter to shareholders contains certain financial measures (adjusted EBIT, ROCE, and free cash flow) that are not calculated in accordance with U.S. GAAP and are therefore considered "non-GAAP financial measures" within the meaning of the U.S. federal securities laws. In accordance with applicable rules and regulations, E.ON has presented in this report a reconciliation or derivation of each non-GAAP financial measure to the most directly comparable U.S. GAAP measure for historical measures and an equivalent U.S. GAAP target for forward-looking measures (please see the commentary on non-GAAP financial measures on the inside front cover of this report).



Dr. Gaul Dr. Teyssen Dr. Bernotat Dr. Bergmann Dr. Schipporeit Dr. Krüper



Dr. Wulf H. Bernotat
Born 1948 in Göttingen
Member of the Board of Management since 2003
Chairman and CEO, Düsseldorf

Dr. Burckhard Bergmann
Born 1943 in Sendenhorst/Beckum
Member of the Board of Management since 2003
Upstream Business, Market Management,
Group Regulatory Management, Düsseldorf

Dr. Hans Michael Gaul
Born 1942 in Düsseldorf
Member of the Board of Management since 1990
Controlling/Corporate Planning, M&A,
Legal Affairs, Düsseldorf

Dr. Manfred Krüper
Born 1941 in Gelsenkirchen
Member of the Board of Management since 1996
Human Resources, Infrastructure Services,
Procurement, Organization, Düsseldorf

Dr. Erhard Schipporeit
Born 1949 in Bitterfeld
Member of the Board of Management since 2000
Finance, Accounting, Taxes, IT, Düsseldorf

Dr. Johannes Teyssen
Born 1959 in Hildesheim
Member of the Board of Management since 2004
Downstream Business, Market Management,
Group Regulatory Management, Düsseldorf

Executive Vice Presidents
Kiran Bhojani, Düsseldorf
Dr. Peter Blau, Düsseldorf
Gert von der Groeben, Düsseldorf
Heinrich Montag, Düsseldorf
Dr. Rolf Pohlig, Düsseldorf
Hans Gisbert Ulmke, Düsseldorf



In the year under review, the Board of Management regularly provided us with timely and comprehensive reports about E.ON's situation. We monitored and advised management continually.

The Supervisory Board met a total of four times during the 2004 financial year. At these meetings we discussed in depth all issues relating to planning, the progress of business, and risk management that are relevant to E.ON. Between meetings, the Board of Management provided the Supervisory Board with written reports on business transactions of key importance to E.ON. Furthermore, the Chairman of the Supervisory Board was informed on an ongoing basis about all significant business transactions as well as the development of key financial figures.

At the forefront of our discussions were additional structural measures and strategic growth initiatives at the market units, the planned energy cooperation in Russia, developments in the energy policy and regulatory environment, the financial situation of the major group companies, the E.ON Group's medium-term plan, and the fine-tuning of E.ON's corporate governance.

Structural Measures and Strategic Growth Initiatives at the Market Units

The key topics of our discussions regarding the structural measures and strategic growth initiatives at the market units were:

- the acquisition of a majority ownership interest in Distrigaz Nord, a Romanian gas distribution company
- the acquisition of a majority ownership interest in Mol's gas business in Hungary
- the acquisition of ownership interests in regional electric utilities in Romania and Bulgaria
- the sale of more Degussa stock to RAG
- the steps undertaken to dispose of Ruhrgas Industries, a noncore business
- the initiation of the disposal process for Viterra.

We dealt extensively with the E.ON Group's future upstream strategy for gas, the opportunities and risks in the Russian market, and the deepening of E.ON's business relationship with Gazprom in strategic projects.

Energy Policy and Regulatory Environment

The Board of Management provided us with detailed information about developments in the policy and regulatory environment of the electricity and gas industries. We dealt extensively with the relevant legislative and regulatory processes and their effects on the energy industry. Key topics were the future regulatory regime for Germany's electricity and gas market, the EU-wide emission allowance trading scheme (which went live in 2005) in the context of member countries' national allocation plans, the new price controls for electricity distribution tariffs in Great Britain, the amendments to Germany's New Energy Law and Renewable Energy Law, and the resulting consequences.

Financial Situation and Medium-Term Plan

Finally, the Supervisory Board dealt in detail with the financial situation of the major group companies, particularly in relation to energy price movements. We also discussed thoroughly the E.ON Group's medium-term plan for the period 2005 through 2007. Furthermore, the Board of Management regularly informed us about the scope of E.ON's use of derivative financial instruments.

Corporate Governance

We regularly discussed the fine-tuning of E.ON's corporate governance policies. We assured ourselves that in the 2004 financial year E.ON AG complied with the corporate governance principles contained in the Declaration of Compliance it had issued on December 11, 2003. E.ON AG has disclosed the compensation paid to each member of the Supervisory Board and the Board of Management in the 2004 financial year (see pages 161-162). Amended to reflect this fact, the Declaration of Compliance with the German Corporate Governance Code pursuant to Article 161 of the German Stock Corporation Act is printed in full on page 174 of this report and is also available at www.eon.com.

In addition to its reports on operations and strategy, the Board of Management provided us with detailed information about the results of the groupwide employee opinion survey and the related follow-up measures and about the creation of a shared corporate identity under the slogan OneE.ON.

At our December meeting the Board of Management provided us with detailed information about the new regulations under the German Securities Trading Act in relation to the Act on the Improvement of Investor Protection, which took effect on October 30, 2004. Central components of the new law include directors' dealings, insider trading, and the requirement to maintain a list of insiders.

Committee Meetings

The Supervisory Board's Executive Committee received reports from the Board of Management and discussed them in detail at four meetings. It dealt in particular with personnel matters related to the Board of Management and the structure and amounts of Board of Management compensation and this compensation's stock-based components. In addition, the Finance and Investment Committee discussed the group's investment and medium-term plans at two meetings. Between its meetings, the Finance and Investment Committee prepared and adopted resolutions on significant transactions. At its four meetings the Audit Committee devoted particular attention to the Annual Report, the Interim Reports, accounting issues, risk management, and E.ON's dealings with its independent auditors. The Audit Committee also thoroughly discussed the implementation of internal controls pursuant to Section 404 of the Sarbanes-Oxley Act (SOA) and the rules stipulated by SOA for the approval of nonauditing services performed by the independent auditors.

Approval of Financial Statements

PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, the independent auditors approved by the Annual Shareholders Meeting and appointed by the Supervisory Board, audited and submitted an unqualified opinion on the Financial Statements of E.ON AG and the Consolidated Financial Statements for the year ended December 31, 2004, as well as the combined Review of Operations. The auditors also reviewed and delivered an audit opinion on the Consolidated Financial Statements prepared in accordance with U.S. GAAP. The Consolidated Financial Statements are supplemented by the requisite commentary in compliance with Article 292a of Germany's Commercial Code. The Consolidated Financial Statements prepared in accordance with U.S. GAAP exempt E.ON AG from the requirement to publish Consolidated Financial Statements in accordance with German GAAP. Furthermore, the auditors examined E.ON AG's risk detection system. This examination revealed that the system is fulfilling its tasks. After being subject to a preliminary review by the Audit Committee, the Financial Statements, the Review of Operations, and the Auditors' Reports were given to all the members of the Supervisory Board. The Audit Committee and the Supervisory Board, at its meeting to approve the Financial Statements, also reviewed these documents in detail, with the independent auditors present on both occasions.

We examined the Financial Statements of E.ON AG, the Consolidated Financial Statements, the combined Review of Operations, and the Board of Management's proposal regarding the appropriation of net income available for distribution and agreed to these without any objections. We approved the Independent Auditors' Report.

We approved the Financial Statements of E.ON AG prepared by the Board of Management and the Consolidated Financial Statements. The Financial Statements are thus adopted. We agree with the Report of the Board of Management and, in particular, with its statements concerning E.ON's future development.

We agree with the Board of Management's proposal for appropriating net income available for distribution, which includes a cash dividend of €2.35 per share.

Prof. Dr. Carl Heinrich Krauch, a former member of the Board of Management, died on August 15, 2004, at the age of 72. He was Chairman of the Hüls AG Board of Management from 1980 to 1993 and also a member of the VEBA AG Board of Management. Under his leadership, the chemicals division enjoyed a long period of positive development. We will honor his memory.

The Supervisory Board wishes to thank the Board of Management, the Works Councils, and all the employees of E.ON AG and its affiliated companies for their dedication and hard work.

Düsseldorf
March 9, 2005
The Supervisory Board



Ulrich Hartmann
Chairman

Honorary Chairman

Prof. Dr. Günter Vogelsang
Düsseldorf

Supervisory Board

Ulrich Hartmann
Chairman of the Supervisory Board, E.ON AG, Düsseldorf

Hubertus Schmoldt
Chairman of the Board of Management, Industriegewerkschaft Bergbau, Chemie, Energie, Hanover
Deputy Chairman

Günter Adam
Chairman of the Central Works Council, Degussa AG, Hanau

Dr. Karl-Hermann Baumann
(Until January 27, 2005) Chairman of the Supervisory Board, Siemens AG, Munich

Ralf Blauth
Chairman of the Combined Works Council, Degussa AG, Marl

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board, Deutsche Bank AG, Frankfurt am Main

Dr. Gerhard Cromme
Chairman of the Supervisory Board, ThyssenKrupp AG, Düsseldorf

Wolf-Rüdiger Hinrichsen
Head of the Economic Affairs Department, E.ON AG, Düsseldorf

Ulrich Hocker
General Manager, German Investor Protection Association, Düsseldorf

Eva Kirchhof
Diploma Physicist, Marl

Seppel Kraus
Labor Union Secretary, Munich

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer, Henkel KGaA, Düsseldorf

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, E.ON Ruhrgas AG, Essen

Peter Obramski
Labor Union Secretary, Gelsenkirchen

Ulrich Otte
Chairman of the Central Works Council, E.ON Energie AG, Munich

Klaus-Dieter Raschke
Chairman of the Combined Works Council, E.ON Energie AG, Nordenham

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG, Munich

Prof. Dr. Wilhelm Simson
Munich

Gerhard Skupke
Chairman of the Central Works Council, E.DIS AG, Fürstenwalde

Dr. Georg Freiherr von Waldenfels
Former Minister of State, Attorney, Munich

Supervisory Board Committees

Executive Committee
Ulrich Hartmann, Chairman
Hubertus Schmoldt
Ralf Blauth
Dr. Henning Schulte-Noelle

Audit Committee
Dr. Karl-Hermann Baumann, Chairman
Ralf Blauth
Ulrich Hartmann
Klaus-Dieter Raschke

Finance and Investment Committee
Ulrich Hartmann, Chairman
Dr. Gerhard Cromme
Wolf-Rüdiger Hinrichsen
Hubertus Schmoldt

Florian Schreinert is convinced that in tomorrow's Europe national borders will slowly be washed away. A Power Line Technician at E.ON Hanse, he helped to enhance the connection between the Baltic Cable and Germany's power system.

"The cultural and economic links between Scandinavia and Germany date back to the days of the Hanseatic League. The Baltic Cable, a powerful high-voltage cable across the floor of the Baltic Sea, links the electricity grids of Scandinavia and Central Europe. In a project managed by our colleagues at E.ON Netz, last year we updated several E.ON Hanse transformers in the Lübeck area, which improved the connection between the cable and Germany's transmission system. This project is another example of how E.ON people are working together across market unit boundaries for benefit of the group as a whole."




TT-Line

January

E.ON completes the acquisition of Midlands Electricity, thereby becoming the sole owner of the U.K. electric distribution company.

E.ON sells its 27.4 percent stake in EWE to the company's two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen. E.ON sells a 32.1 percent ownership interest in VNG to EWE and its remaining 10 percent interest to municipal authorities in eastern Germany. The transactions mark the fulfillment all of the disposal requirements under the ministerial approval of the Ruhrgas acquisition.

March

E.ON repurchases outstanding bonds of E.ON UK and its subsidiaries with a nominal value of about €1.2 billion.

April

Moody's Investors Service upgrades the credit rating of E.ON AG to Aa3 with a stable outlook. Moody's previous rating of E.ON had been A1.

The electric distribution businesses of East Midlands and Midlands Electricity are merged to form Central Networks.

May

Pursuant to an earlier agreement, E.ON sells a further 3.6 percent of Degussa to RAG. Effective June 1, 2004, E.ON owns 42.9 percent of Degussa's equity.

The Kentucky Public Service Commission approves the increases in the base electric and gas rates of LG&E and the base electric rates of Kentucky Utilities.

E.ON acquires the remaining equity in Graninge, thereby obtaining sole ownership of Sweden's fourth-largest energy utility.

July

Ruhrgas is rebranded to E.ON Ruhrgas, Powergen to E.ON UK.

E.ON and OAO Gazprom sign a Memorandum of Understanding in which they agree to further deepen their successful business relationship in the area of strategic projects. The array of projects along the value chain in both gas and power is consistent with E.ON's integrated business model.


AHK

September

E.ON reaches an agreement in principle to sell Statkraft, a Norwegian utility, certain hydroelectric plants with a combined annual output of approximately 1.6 billion kWh. E.ON and Statkraft also agree that Sydkraft may do business under the E.ON brand name. Plans call for Sydkraft to be rebranded to E.ON Sverige.

E.ON completes its first-ever enterprisewide employee opinion survey. Over 74 percent of staff participate.



October

E.ON concludes an agreement with the Romanian Ministry of Economics and Commerce to acquire a majority ownership interest in Distrigaz Nord, a gas supplier.

E.ON and the Bulgarian government sign an agreement enabling E.ON to purchase a majority ownership interest in two regional utilities, Gorna Oryahovitza and Varna.

November

E.ON concludes agreements to acquire ownership interests in the gas business of Budapest-based Mol, Hungary's largest oil and gas company.

December

E.ON agrees to a €10 billion syndicated credit facility with an international group of banks. This credit facility replaces E.ON's previous €12.5 billion credit facility.

E.ON concludes negotiations with the Romanian government to acquire a majority ownership interest in Electrica Moldova, a regional utility.

- → Solid earnings performance in international business
- → Adjusted EBIT well above prior year
- → Cash provided by operating activities surpasses prior-year level
- → Management proposes raising dividend to €2.35 per share
- → Further adjusted EBIT increase forecast for 2005

E.ON Group			
€ in millions	2004	2003[1]	+/- %
Sales	49,103	46,427	+6
Adjusted EBITDA[2]	10,520	9,458	+11
Adjusted EBIT[2]	7,361	6,228	+18
Net income	4,339	4,647	-7
ROCE[3] (in %)	11.3	9.9	+1.4[4]
Cash provided by operating activities	5,972	5,538	+8
Net financial position[5] (at year end)	-5,483	-7,855	+30
Investments	5,285	9,196	-43
Employees (at year end)	69,710	67,102	+4

[1]E.ON Ruhrgas's results for the period February 1 - December 31, 2004.
[2]Non-GAAP financial measure; see reconciliation to net income on page 25.
[3]Non-GAAP financial measure; see derivation on pages 45-47.
[4]Change in percentage points.
[5]Non-GAAP financial measure; see reconciliation on page 29.

Organization Realigned at Start of 2004

Effective January 1, 2004, we realigned our organization based on the five target markets defined in on·top, our groupwide strategy and structure project.

Our reportable segments are presented in line with our internal organizational and reporting structure. E.ON's businesses are energy and other activities. Our core energy business consists of the Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest market units, which are managed and coordinated by the Corporate Center.

Central Europe operates an integrated electricity business and downstream gas business in Central Europe.

Pan-European Gas focuses on the upstream and midstream gas business in Europe. This market unit also holds a number of mostly minority shareholdings in the downstream gas business.

U.K. operates an integrated energy business in the United Kingdom.

Nordic is primarily engaged in the integrated energy business in Northern Europe.

U.S. Midwest primarily operates a regulated utility business in Kentucky, USA.

The Corporate Center consists of ownership interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the group level.

To facilitate the comparison of our market units' year-on-year operating performance, we have provided pro forma figures for the prior year according to our new organizational structure. These pro forma figures do not affect our consolidated figures.

In addition, effective January 1, 2004, earnings before interest and taxes and adjusted for nonrecurring effects (adjusted EBIT) replaced internal operating profit as our key performance measure. Management believes that the adjusted EBIT used by E.ON is the most appropriate financial measure for evaluating the operating performance of the individual market units.

Adjusted EBIT does not include book gains and book losses from disposals, restructuring expenses, and other nonoperating earnings of an extraordinary nature. It also does not include the effects from the marking to market of derivatives, which are reported in other nonoperating earnings. Furthermore, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the increases in other long-term provisions are similarly allocated to interest income to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income.

Integration Dominant Theme of 2004

We acquired the Powergen Group (now E.ON UK and LG&E Energy) in the second half of 2002 and Ruhrgas (now E.ON Ruhrgas) in early 2003. Having achieved these significant acquisitions, in 2004 we focused our efforts on enhancing knowledge transfer, working together groupwide, integrating our power and gas operations, and integrating new companies into the group. In addition, we seized growth opportunities in our target markets in order to consolidate and improve our existing positions.

The lead company of our Central Europe market unit is E.ON Energie. In line with our geographic focus on distinct target markets, E.ON Energie transferred to other E.ON companies a number of its shareholdings, including those in Thüga and in our companies in Northern Europe.

To further strengthen its market position in eastern Central Europe, in September 2003 E.ON Energie obtained a majority ownership interest in JME and JCE, regional distribution companies in the Czech Republic. In October 2004 it signed agreements to acquire two regional utilities in Bulgaria, Gorna Oryahovitza and Varna, which are expected to become fully consolidated E.ON companies in the first half of 2005. In addition, the Romanian government chose E.ON Energie to acquire a majority ownership interest in Electrica Moldova. We expect the transaction to close in the second quarter of 2005.

The lead company of our Pan-European Gas market unit, E.ON Ruhrgas, has been part of the E.ON Group since February 1, 2003. In January 2004 E.ON Ruhrgas took over ownership of Thüga and a number of smaller shareholdings from E.ON Energie. In fall 2004 it concluded an agreement to acquire a majority ownership interest in Distrigaz Nord, a Rumanian gas distributor. It also concluded an agreement to acquire a majority stake in the gas business of Budapest-based Mol, Hungary's largest oil and gas company. The deal gives E.ON Ruhrgas a 75 percent stake (less one share) in Mol's gas trading and storage businesses and a 50 percent stake in a gas importer. Subject to the approval of the relevant authorities, the transaction is expected to close in 2005. In addition, Mol has a put option to sell E.ON Ruhrgas up to 75 percent (less 1 share) of its gas transport business.

In January 2004 E.ON UK, the lead company of our U.K. market unit, acquired Midlands Electricity, a British power distributor, further strengthening its distribution business. The transaction followed E.ON UK's successful integration of the TXU retail business acquired in fall 2002.

On January 1, 2004, we established the Nordic market unit with E.ON Nordic as the lead company. A majority ownership interest in Graninge, Sweden's fourth-largest energy utility, had already been acquired in late 2003.

At the start of 2004 we also established the U.S. Midwest market unit. The lead company is LG&E Energy, which now reports directly to the Corporate Center.

Economic Environment

The global economy grew at a vigorous pace in 2004. Global gross domestic product (GDP) increased by 5 percent in real terms, the strongest growth rate in 30 years. According to an estimate by the German Council of Economic Experts, world trade grew by 8.8 percent in 2004, though growth rates varied significantly by region. Growth was particularly strong in China and the emerging economies of Southeast Asia, where GDP increased by 9.2 percent and an aggregate 5.7 percent, respectively. The increase in energy and raw materials prices, especially the price of crude oil, represented the main threat to global economic growth. During 2004 the price of Brent crude climbed from $31 to $50 a barrel on the back of strong growth-driven demand from Asia and production difficulties stemming from the ongoing crisis in Iraq and political unrest in other producer countries. Sustained higher oil prices would likely dampen economic growth. A 10 percent increase in the price of crude oil would reduce economic growth by about 0.1 percentage points over the next three years, according to studies cited by the German Council of Economic Experts.

Despite the strong economic recovery and higher crude oil prices, the global inflation rate was only 3.8 percent in 2004, one of the lowest rates in the last 35 years.


Oil Price Movements
$ per barrel
Brent blend
50
40
30
20
10
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
10/1/04
1/1/05

The main engine driving global economic growth in 2004 was the robust U.S. economy, which drew its strength from a combination of accommodative monetary policy (which at times led to negative short-term real interest rates) and a continued expansionary fiscal policy (which further increased the size of the U.S. federal budget deficit). Economic expansion in the United States was also spurred by an increase in employment and by substantial productivity growth. In this environment, private investment flourished. Healthy domestic demand led to an increase in imports, further widening America's current account deficit. With inflation negligible (consumer prices increased 2.5 percent in 2004), economic confidence indicators continue to predict an expansionary investment climate.

The eurozone economies performed better than in recent years but did not display the vigorous growth of other regions of the world. Exports were again a key growth driver. In addition, some eurozone countries saw a distinct increase in domestic demand. However, private investment and, above all, private consumption were much feebler than in other regions. Despite higher energy prices, the German Council of Economic Experts does not detect inflationary pressure and estimates that eurozone consumer prices rose 2.1 percent in 2004, about the same inflation rate as in 2003.

Economic growth was significantly stronger in the United Kingdom, where government spending, consumer spending, and investments combined to boost domestic demand.

Driven by robust domestic demand, economic growth in the Scandinavian countries, except for Denmark, outpaced the EU average. The new EU member states, with the exception of Malta, also experienced a powerful economic upswing, posting GDP growth of between 3 and 8 percent. Here, economic expansion was driven by exports and domestic demand.


2004 GDP Growth in Real Terms
Annual change in percent
Germany 1.6
France 2.5
Italy 1.2
Spain 2.7
Sweden 3.3
United Kingdom 3.3
EU15 2.3
Central and Eastern Europe 5.0
EU25 2.4
USA 4.4
Japan 4.2
0
1.0
2.0
3.0
4.0
5.0
Source: German Council of Economic Experts (November 2004), German Federal Office of Statistics.

In 2004 Germany's economy continued the weak recovery that began to take shape in late 2003. Unlike in previous business cycles, the rise in exports did not spur domestic demand, with the result that in 2004 the German economy had two faces: strong export growth on the one side, stagnant consumer demand and declining private investment on the other. Fiscal policy also did not serve to stimulate economic growth. With domestic demand weak, consumer prices rose by a scant 1.6 percent in 2004, despite higher energy prices.


German GDP Growth in Real Terms
Annual change in percent
2004
1.6
2003
-0.1
2002
0.1
2001
0.8
2000
2.9
-0.5
0
0.5
1.0
1.5
2.0
2.5
Source: German Federal Office of Statistics.

Energy Industry

Preliminary estimates for 2004 put Germany's consumption of primary energy at about 493 million metric tons of coal equivalent, essentially unchanged from 2003. The various energy sources had roughly the same share of total energy consumption as in the prior year.


2004 Primary Energy Consumption in Germany by Energy Source
Percentages[1]
12.6 Nuclear
11.4 Lignite
13.5 Hard coal
22.4 Natural gas
36.4 Petroleum
1.2 Hydro and wind
2.7 Other
[1]Net power imports/exports: -0.2
Source: AG Energiebilanzen (preliminary figures).

Electricity consumption from Germany's public grid totaled 570.1 billion kilowatt-hours (kWh), of which the greatest share was generated at nuclear and coal-fired power plants.


2004 Net Generation on Germany's Public Grid by Energy Source
Percentages
Total: 570.1 billion kWh
27.5 Nuclear
26.1 Lignite
22.7 Hard coal
10.2 Natural gas
1.6 Petroleum products
4.5 Hydro
7.4 Other
Source: VDEW (preliminary figures).

On average, spot electricity prices were slightly below prior-year levels. Moderate summer temperatures and the high availability of generating plant in 2004 prevented a repeat of the extreme price spikes of 2003. Forward electricity prices remained at high levels, reflecting high fuel prices and, at least partially, the costs of greenhouse gas emission allowance trading.

In 2004 Germany's consumption of natural gas was again modestly higher. Germany consumed 996 billion kWh of natural gas, slightly more than in 2003. Natural gas accounted for 22.4 percent of primary energy consumed in Germany. More gas was consumed in Germany's industrial segment due to an increase in business activity. About the same amount was used to generate electricity, whereas consumption in the residential segment declined slightly because of higher temperatures during the heating season. Natural gas prices climbed less steeply than oil prices. Though linked to oil prices, the long-term contracts that govern gas imports are subject to substantially less price volatility than spot market prices for gas.

The political changes in Eastern Europe have opened up a new and rapidly growing energy market. Countries like Hungary, the Czech Republic, and Slovakia have experienced dynamic growth, in terms of both their overall economy and their electricity consumption.

Electricity consumption in England and Wales totaled 315 billion kWh in 2004, compared with 305 billion kWh in 2003. Gas consumption increased 8 percent year-on-year to 1,082 billion kWh. Forward wholesale electricity prices continued the rise seen since mid-2002, with baseload prices for fourth-quarter 2005 delivery increasing from approximately £23 per megawatt-hour (MWh) in January 2004 to a high of £40 per MWh in October 2004, before retreating to £32 per MWh by December 2004. The main drivers were higher fuel costs, forecast reductions in excess plant capacity, and future environmental costs, including the costs of emission allowance trading. Wholesale gas prices continued to rise and were highly volatile during 2004. This was due to higher oil prices and supply-demand issues in the United Kingdom. The average day-ahead price was £8.2 per MWh (24 pence per therm) during 2004, 21 percent higher than in 2003.

The conditions on Scandinavia's electricity market in 2004 differed substantially from those of the prior year. Whereas demand for electricity increased only slightly, nuclear and hydro generation increased significantly. By the end of 2004 the heavy rainfall Sweden and Norway experienced in the second half of the year helped the two countries to return to normal water supply conditions after two years of low reservoir levels. Nuclear output was high, whereas in the prior year there had been several longer stoppages. The improved supply situation caused spot prices on the Nordpool, Scandinavia's power exchange, to decline 20 percent on average, despite the upward pressure from higher oil and coal prices.

Electricity prices in the Midwestern United States were higher in 2004, with wholesale electricity prices averaging $37 per MWh, compared with $31 per MWh in 2003. Electricity prices were supported by higher natural gas prices in 2004, with wholesale gas prices averaging $5.90 compared with $5.50 in 2003. Gas prices continued to be impacted by the supply-demand balance in North America, but mild weather reduced volatility and enabled higher storage levels compared with 2003, offsetting the effect of Gulf of Mexico production losses caused by Hurricane Ivan.

Power and Gas Sales Higher

We sold 3 percent more electricity in 2004 than in 2003. The increase is principally attributable to the inclusion of JME and JCE, regional electric utilities operating in the Czech Republic, and Graninge, a Swedish energy utility. On balance, we sold 2 percent more gas due to an increase in Pan-European Gas's international business.


2004 Power Sales
Billion kWh
Total: 403.7
244.1 Central Europe
62.7 U.K.
49.5 Nordic
47.4 U.S. Midwest


2004 Gas Sales
Billion kWh
Total: 868.2
641.4 Pan-European Gas[1]
102.9 Central Europe
102.1 U.K.
7.1 Nordic
14.7 U.S. Midwest

[1]Gas sales of E.ON Ruhrgas AG.

Power and Gas Procurement

The Central Europe market unit met 131 billion kWh, or about 52 percent, of its power requirements with electricity from its own generating facilities. Central Europe purchased 123 billion kWh of electricity from jointly owned power plants and outside sources, about 18 percent more than in the prior year. Overall, power procurements rose 6 percent to 254 billion kWh.

As in the past, in 2004 Pan-European Gas purchased natural gas from German producers and from five export countries. The graphic below shows the countries from which it sourced its total procurements of 646 billion kWh.


2004 Gas Procurement
Percentages
Total: 646 billion kWh
17 Germany
31 Russia
26 Norway
19 Netherlands
3 Denmark
4 United Kingdom

The U.K. market unit backed 35 billion kWh of its power requirements of 65 billion kWh with electricity from its own power plants. U.K. purchased 30 billion kWh of electricity from jointly owned power plants and third parties.

Nordic covered about two thirds of its power requirements of 51 billion kWh with power from its own generating facilities. Nordic purchased 18 billion kWh of electricity from jointly owned power plants and outside sources.

The U.S. Midwest market unit generated 46 billion kWh of electricity in its own and leased generating facilities and purchased 5 billion kWh from outside sources.

Sales Up

Sales were higher, primarily because of the first-time inclusion of E.ON Ruhrgas and several European energy utilities for the entire year under review. E.ON Ruhrgas became a consolidated E.ON company on February 1, JME and JCE on October 1, and Graninge on November 1, 2003, and Midlands Electricity on January 16, 2004.

About one third of the increase in Central Europe's sales is attributable to the inclusion of JME and JCE for the entire year under review. Other positive factors were higher sales volume of electricity subsidized under Germany's Renewable Energy Law and the recovery of electricity prices in Germany.

Pan-European Gas grew sales significantly in 2004. It should be noted that in the prior year this market unit was a consolidated E.ON company for 11 months only.

Sales

€ in millions	2004	2003[1]	+/- %
Central Europe	20,752	19,253	+8
Pan-European Gas	14,426	12,973[2]	+11
U.K.	8,490	7,923	+7
Nordic	3,347	2,824	+19
U.S. Midwest	1,913	1,971	-3
Corporate Center	-813	-596	-
Core energy business	**48,115**	**44,348**	**+8**
Other activities[3]	**988**	**2,079**	**-52**
Sales	**49,103**	**46,427**	**+6**

[1]Pro forma figures according to the new market unit structure.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa for the period January 1 - 31, 2003, and Viterra.

U.K. increased its sales in 2004 compared with the prior year as a result of the first-time consolidation of the Midlands Electricity business, retail price increases, and positive exchange-rate effects partially offset by lower retail volumes.

Nordic's sales were higher, due mainly to the inclusion of Graninge and to increased power production in existing operations.

U.S. Midwest's sales for 2004 decreased by 3 percent to €1,913 million compared with 2003, resulting from exchange rate deterioration of the U.S. dollar against the euro. In local currency, sales improved by 7 percent led by higher retail sales in the regulated utility operation.

Sales reported under other activities declined considerably due to consolidation effects. This segment consists of our Viterra and Degussa shareholdings. Effective February 1, 2003, we account for Degussa using the equity method and therefore no longer include its sales in our consolidated figures. Viterra's sales fell 9 percent to €988 million.

Adjusted EBIT Well above Prior Year

In 2004 we grew adjusted EBIT by €1,133 million, or 18 percent. Nearly all of our market units contributed to the increase. Only at Pan-European Gas was adjusted EBIT slightly below the exceptionally high temperature-driven figure from the prior year. Our international business achieved significant earnings growth. The increase in adjusted EBIT resulted primarily from the inclusion of our successful acquisitions, nonrecurring effects at the Central Europe market unit, and operating improvements.

Adjusted EBIT

€ in millions	2004	2003[1]	+/- %
Central Europe	3,602	2,979	+21
Pan-European Gas	1,428	1,463[2]	-2
U.K.	1,017	610	+67
Nordic	701	546	+28
U.S. Midwest	349	317	+10
Corporate Center	-314	-319	-
Core energy business	**6,783**	**5,596**	**+21**
Other activities[3]	**578**	**632**	**-9**
Adjusted EBIT[4]	**7,361**	**6,228**	**+18**

[1]Pro forma figures according to the new market unit structure, adjusted for discontinued operations.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa, which we account for using the equity method effective February 1, 2003, and Viterra.
[4]Non-GAAP financial measure; see reconciliation to net income on page 25.

Central Europe's adjusted EBIT performance benefited in particular from the reversal of provisions resulting in part from the Renewable Energy Law and the Cogeneration Protection Law (see page 62). Other positive factors were the passthrough of higher wholesale electricity prices to end customers and lower costs for nuclear fuel and nuclear waste management. Moreover, prior-year results were negatively affected by nonrecurring balance area settlement payments.

Pan-European Gas's adjusted EBIT for 2004, which included all 12 months, was slightly below the figure for 2003, which included only 11 months. The main factors were higher peak temperatures and lower sales prices. Moreover, gas prices track rising oil prices more rapidly on the procurement side than on the sales side due to contractual price adjustment mechanisms.

The substantial increase in the U.K. market unit's adjusted EBIT is mainly attributable to the consolidation of the Midlands Electricity business acquired in January 2004, continued savings from the integration of the TXU business acquired in 2002, and higher retail earnings. The negative factors included higher coal and gas costs.

Nordic also grew adjusted EBIT significantly. The key factor was the consolidation of Graninge. Earnings also benefited from increased hydroelectric and nuclear output as well as improved margins in the retail electricity segment.

U.S. Midwest's adjusted EBIT increased 10 percent compared with the prior year (local currency increase of 21 percent), primarily as a result of higher retail sales and the increased retail electric and gas rates approved by the Kentucky Public Service Commission.

Other activities consist of our Viterra and Degussa shareholdings. Viterra recorded adjusted EBIT of €471 million, compared with €456 million in the prior year. Effective February 1, 2003, we account for Degussa using the equity method, under which we record a proportional share of Degussa's earnings after taxes and minority interests in our consolidated earnings. Degussa's earnings contribution amounted to €107 million in 2004, compared with €176 million in 2003.

Net Income below High Prior-Year Figure

Net income (after income taxes and minority interests) was below the high prior-year figure due to substantially lower book gains, particularly those recorded under Income/Loss from discontinued operations, net.

Adjusted interest income (net) improved in 2004 by €523 million, due primarily to a nonrecurring gain of approximately €270 million resulting from amendments to Germany's Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes *(Endlager-Vorausleistungsverordnung)*.

Net Book Gains below Prior-Year Figure

Net book gains in the year under review were below the prior-year figure and resulted from the sale of equity interests in EWE and VNG (aggregate €317 million), the sale of securities (€221 million), and the sale of more Degussa stock (€51 million). The prior-year number consists of book gains on the sale of Bouygues Telecom shares (€840 million) and Degussa stock (€168 million) and on the sale of securities at Central Europe (€165 million). It also includes book gains of roughly €160 million resulting from the sale of shareholdings at Central Europe and U.K. and a book loss of €76 million on the sale of HypoVereinsbank stock at Central Europe.

Restructuring expenses declined year-on-year to €108 million and in the year under review resulted primarily from the integration of Midlands Electricity and the merger of certain regional utilities to create E.ON Hanse and E.ON Westfalen Weser. In the prior year restructuring expenses also resulted from the merger of these regional utilities as well as from the integration of TXU activities.

Other Nonoperating Earnings Reflect Marking to Market of Derivatives

In 2004 other nonoperating earnings in particular reflect positive effects from the marking to market of derivatives, resulting mainly from U.K.'s hedging activities. We use derivatives to protect our operations from the effects of price fluctuations. At year end 2004 the marking to market of derivatives contributed approximately €290 million to other nonoperating earnings. For the nine months ended September 30, 2004, this figure was approximately €890 million on the back of sharply higher gas prices. This gain was offset by impairment charges on real estate and short-term securities at Central Europe and by nonrecurring charges on shareholdings at Central Europe and U.K. The prior-year figure primarily reflects positive effects from the marking to market of derivatives as well as the equity earnings from our RAG shareholding. Other nonoperating earnings were negatively affected in the prior year by the valuation adjustment taken at Degussa's Fine Chemicals division.

The €823 million increase in our tax expense compared with the prior-year figure stems in particular from improved operating results.

In the prior year the cumulative effect of changes in accounting principles was primarily attributable to the adoption of the Statement of Financial Accounting Standards 143, *Accounting for Asset Retirement Obligations*.

Net Income

€ in millions	2004	2003	+/- %
Adjusted EBITDA[1]	**10,520**	**9,458**	**+11**
Depreciation, amortization, and impairments affecting adjusted EBIT[2]	-3,159	-3,230	-
Adjusted EBIT[1]	**7,361**	**6,228**	**+18**
Adjusted interest income (net)[3]	-1,140	-1,663	-
Net book gains	589	1,257	-
Restructuring expenses	-108	-479	-
Other nonoperating earnings	97	195	-
Income/Loss (-) from continuing operations before income taxes and minority interests	**6,799**	**5,538**	**+23**
Income taxes	-1,947	-1,124	-
Minority interests	-504	-464	-
Income/Loss (-) from continuing operations	**4,348**	**3,950**	**+10**
Income/Loss (-) from discontinued operations, net	-9	1,137	-
Cumulative effect of changes in accounting principles, net	-	-440	-
Net income	**4,339**	**4,647**	**-7**

[1]Non-GAAP financial measure.
[2]For commentary, see footnote 1 in the table on page 158.
[3]See page 160 for reconciliation.

Management Proposes Raising Dividend to €2.35 per Share

E.ON AG prepares its Financial Statements in accordance with German commercial law and the German Stock Corporation Act. E.ON AG's net income for 2004 amounts to €2,923 million. After transferring €1,374 million to retained earnings, net income available for distribution totals €1,549 million.

Financial Statements of E.ON AG (Summary)

€ in millions	Dec. 31, 2004	Dec. 31, 2003
Property, plant, and equipment	185	191
Financial assets	22,129	22,266
Fixed assets	**22,314**	**22,457**
Receivables from affiliated companies	5,140	6,524
Other receivables and assets	2,133	1,588
Liquid funds	384	251
Nonfixed assets	**7,657**	**8,363**
Total assets	**29,971**	**30,820**
Stockholders' equity	13,268	11,657
Special items with provision component	342	415
Provisions	1,517	2,126
Liabilities to affiliated companies	10,686	14,170
Other liabilities	4,158	2,452
Total stockholders' equity and liabilities	**29,971**	**30,820**

Income Statement of E.ON AG (Summary)

€ in millions	2004	2003
Income from equity interests	3,522	3,018
Interest income (net)	-705	-793
Other expenditures and income (net)	-82	-30
Income from continuing operations **before income taxes and minority interests**	**2,735**	**2,195**
Income taxes	188	-271
Net income	**2,923**	**1,924**
Net income transferred to retained earnings	-1,374	-612
Net income available for distribution	**1,549**	**1,312**

At the Annual Shareholders Meeting on April 27, 2005, management will propose that net income available for distribution be used to pay a cash dividend of €2.35 per share, an 18 percent increase. Our dividend performance therefore surpasses the target we set in our on-top project in 2003. The higher proposed dividend in particular reflects our solid earnings performance. This would mark the sixth year in a row that we have paid out a higher dividend. We believe this makes E.ON stock even more attractive to investors.

The complete Financial Statements of E.ON AG, with the unqualified opinion issued by the auditors, PwC Deutsche Revision Aktiengesellschaft, Wirtschaftsprüfungsgesellschaft, Düsseldorf, will be published in the *Bundesanzeiger* and filed in the Commercial Register of the Düsseldorf District Court, HRB 22 315. Copies are available on request from E.ON AG and at www.eon.com.

Investments Significantly below Prior-Year Figure

In 2004 the E.ON Group's investments declined by €3.9 billion, or 43 percent, from the prior-year figure, which consisted primarily of the acquisition of Ruhrgas shares recorded under Corporate Center. We invested €2.7 billion in intangible assets and property, plant, and equipment, roughly the same amount as in 2003. Investments in financial assets totaled €2.6 billion versus €6.5 billion in the prior year. These figures include €0.1 billion (2003: €0.4 billion) of investments in companies we account for using the equity method.

Investments

€ in millions	2004	2003[1]	+/- %
Central Europe	2,527	2,126	+19
Pan-European Gas	660	667[2]	-1
U.K.	503	388	+30
Nordic	740	1,265	-42
U.S. Midwest	277	443	-37
Corporate Center	434	4,147	-90
Core energy business	**5,141**	**9,036**	**-43**
Other activities[3]	**144**	**160**	**-10**
Investments	**5,285**	**9,196**	**-43**
thereof outside Germany	3,288	3,058	+8

[1]Pro forma figures according to the new market unit structure.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa for the period January 1 - 31, 2003, and Viterra.

Central Europe invested 19 percent more than in the previous year. Investments in intangible assets and property, plant, and equipment totaled €1,388 million, compared with €1,255 million in the previous year. The greater part of capital expenditures for property, plant, and equipment went towards power generation and distribution assets. Investments in financial assets totaled €1,139 million, compared with €871 million in the previous year. Financial investments mainly reflect the acquisition of a majority ownership interest in Ferngas Salzgitter, of shares in two Bulgarian electric utilities (Varna and Gorna Oryahovitza) and of additional shares in certain energy utilities in the Czech Republic and Hungary.

In 2004 Pan-European Gas invested approximately €145 million in property, plant, and equipment and intangible assets, mainly to further expand its pipeline system. It invested €515 million in financial assets, which represented 78 percent of total investments. The largest single investment was the acquisition of E.ON's 3.4 percent stake in Thüga as part of a squeeze out.

2004 Investments

Percentages — Total: €5,285 million


48 Central Europe
12 Pan-European Gas
10 U.K.
14 Nordic
5 U.S. Midwest
8 Corporate Center
3 Other Activities

U.K.'s capital expenditure in 2004 was €503 million, €115 million more than in 2003, with the increase largely due to expenditure in the newly acquired Midlands Electricity business. Capital expenditure on intangible assets and property, plant, and equipment was mainly related to expansion of the renewable generation portfolio and the upgrade of the distribution network as well as the maintenance of the conventional power stations.

Nordic invested €350 million in property, plant, and equipment in 2004 to maintain its existing generating assets and to upgrade and enhance its distribution network. Investments in financial assets totaling €390 million were directed mainly towards the acquisition of additional Graninge shares, giving Sydkraft 100 percent ownership of the company.

U.S. Midwest's capital investments amounted to €277 million in 2004, compared with €443 million in the prior year. The decrease is tied primarily to lower spending for environmental protection measures and combustion turbines.

In 2004 capital expenditure at other activities consists of Viterra only, whose investments increased 16 percent year-on-year to €144 million.

Financial Condition

Management's analysis of E.ON's financial condition uses, among other financial measures, cash provided by operating activities, free cash flow, and net financial position. Free cash flow is defined as cash provided by operating activities less investments in intangible assets and property, plant, and equipment. We use free cash flow primarily to make growth-creating investments, pay out cash dividends, repay debts, and make short-term financial investments. Net financial position equals the difference between our total financial assets and total financial liabilities. Management believes that these financial measures enhance the understanding of the E.ON Group's financial condition and, in particular, its liquidity.

Consolidated Statements of Cash Flows (Summary)

€ in millions	2004	2003
Cash provided by operating activities	5,972	5,538
Cash provided by (used for) investing activities	-596	39
Cash provided by (used for) financing activities	-4,461	-3,545
Net increase (decrease) in cash and cash equivalents maturing	**915**	**2,032**
Liquid funds as shown on the balance sheet	**12,016**	**10,795**

Cash provided by operating activities in 2004 exceeded the prior-year figure. The increase is exclusively attributable to our core energy business.

Cash Provided by Operating Activities

€ in millions	2004	2003[1]	+/-
Central Europe	2,938	4,081	-1,143
Pan-European Gas	1,016	1,027[2]	-11
U.K.	633	315	+318
Nordic	957	773	+184
U.S. Midwest	182	188	-6
Corporate Center	241	-855	+1,096
Core energy business	**5,967**	**5,529**	**+438**
Other activities[3]	**5**	**9**	**-4**
Cash provided by operating activities	**5,972**	**5,538**	**+434**
Investments in intangible assets and in property, plant, and equipment	2,712	2,660	+52
Free cash flow[4]	**3,260**	**2,878**	**+382**

[1]Pro forma figures according to the new market unit structure.
[2]E.ON Ruhrgas for the period February 1 - December 31, 2003.
[3]This segment consists of Degussa for the period January 1 - 31, 2003, and Viterra.
[4]Non-GAAP financial measure.

Central Europe reported a decrease in cash provided by operating activities because payments for nuclear fuel reprocessing were higher than in the prior-year period due to a revised payment method. In addition, intercompany tax credits were higher in the prior year.

Cash provided by operating activities at Pan-European Gas declined year-on-year, even though the figure for 2004 contains results for all 12 months and the figure for 2003 the results for February 1 to December 31 only. The key factors were higher intercompany tax offsets, higher peak temperatures, and lower sales prices. Moreover, gas prices track rising oil prices more rapidly on the procurement side than on the sales side due to contractual price adjustment mechanisms.

U.K. posted a sharp increase in cash provided by operating activities, which is attributable to the consolidation of Midlands Electricity in 2004 and retail price adjustments. In addition, the prior-year figure was negatively affected by a number of nonrecurring items, such as settlement payments to unwind interest-rate swaps and a gas contract.

The distinct rise in Nordic's cash provided by operating activities is attributable to the consolidation of Graninge and to increased power production. A decline in working capital also served to grow Nordic's cash provided by operating activities.

Despite the dollar's sharp decline against the euro, U.S. Midwest's cash provided by operating activities was on par with the prior-year figure.

The Corporate Center's cash provided by operating activities was higher due mainly to positive effects from intercompany tax offsets and to lower net interest expenses.

Surplus cash provided by operating activities at Central Europe, U.K., and U.S. Midwest is lower in the first quarter of the year (despite the high sales volumes typical of this season) due to the nature of their billing cycle which in the first quarter is characterized by an increase in receivables combined with cash outflows for goods and services. During the remainder of the year, particularly in the second and the third quarters, there is a corresponding reduction in working capital, resulting in significant surplus cash provided by operating activities (although sales volumes are actually lower). The fourth quarter is characterized by an increase in working capital. At Pan-European Gas, by contrast, cash provided by operating activities is recorded principally in the first quarter, whereas in the fourth quarter gas tax prepayments result in cash outflows. A major portion of the market units' capital expenditures for intangible assets and property, plant, and equipment is paid in the fourth quarter.

Due to the stable level of investments in intangible assets and property, plant, and equipment, free cash flow in 2004 was also significantly above the prior-year number.

The E.ON Group's net financial position also improved from the figure reported as of December 31, 2003. This is mainly attributable to strong cash provided by operating activities and to funds received from the sale of VNG and EWE and from the sale of housing units at Viterra. On the liabilities side were financial outlays and the consolidation of financial liabilities in conjunction with the acquisition of Midlands Electricity and the remaining shares in Graninge, and investments in property, plant, and equipment and in shareholdings. The dividend payout along also led to cash outflows.

Net interest expense was above the prior-year figure. Despite the increased net interest expense, adjusted EBITDA ÷ net interest expense improved further because adjusted EBITDA was significantly higher.

Net Financial Position

€ in millions	Dec. 31, 2004	Dec. 31, 2003
Bank deposits	4,233	3,807
Securities and funds (current assets)	7,783	6,988
Total liquid funds	**12,016**	**10,795**
Securities and funds (fixed assets)	834	981
Total financial assets	**12,850**	**11,776**
Financial liabilities to banks	-4,050	-4,789
Bonds	-9,148	-11,506
Commercial Paper	-3,631	-2,168
Other financial liabilities	-1,504	-1,168
Total financial liabilities	**-18,333**	**-19,631**
Net financial position[1]	**-5,483**	**-7,855**

[1]Non-GAAP financial measure; see the table below for a reconciliation to the relevant GAAP measures.

Reconciliation of Net Financial Position

€ in millions	Dec. 31, 2004	Dec. 31, 2003
Liquid funds shown in the Consolidated Financial Statements	**12,016**	**10,795**
Financial assets shown in the Consolidated Financial Statements	**17,263**	**17,725**
thereof loans	-1,438	-1,785
thereof equity investments	-14,420	-14,361
thereof shares in affiliated companies	-571	-598
= Total financial assets	**12,850**	**11,776**
Financial liabilities shown in the Consolidated Financial Statements	-20,301	-21,787
thereof to affiliated companies	134	231
thereof to associated companies	1,834	1,925
=Total financial liabilities	**-18,333**	**-19,631**
Net financial position	**-5,483**	**-7,855**

Financial Key Figures

€ in millions	2004	2003
Net interest expense[1]	**657**	**637**
Adjusted EBITDA[2]	**10,520**	**9,458**
Cash provided by operating activities	**5,972**	**5,538**
Adjusted EBITDA ÷ net financial position	**16.0x**	**14.8x**
Adjusted EBITDA ÷ net interest expense	**192%**	**120%**
Net financial position ÷ cash provided by operating activities	**0.9 x**	**1.4 x**

[1]Non-GAAP financial measure; see reconciliation to interest income as shown in the Consolidated Statements of Income on page 160.
[2]Non-GAAP financial measure; see reconciliation to net income on page 25.

Financial Policy

In managing our financial position, we pursue a policy that gives E.ON substantial flexibility and instant access to short-term and long-term financial resources.

In March 2004 we repurchased bonds issued by E.ON UK and its subsidiaries. Their nominal value was approximately €1.2 billion. This transaction is in line with E.ON's policy of centralized financing and will lead to notable savings in financing costs.

In December 2004 E.ON AG secured a €10 billion credit facility with an international group of banks, replacing its existing credit facility in the amount €12.5 billion. With the new credit facility, E.ON took advantage of the further improved terms on credit markets. At year end 2004 E.ON AG also had short-term bilateral credit lines with individual banks (€0.2 billion). We also have at our disposal the Commercial Paper program (€10 billion) and the Medium Term Note program (€20 billion). As of the balance-sheet date, E.ON had utilized €3.4 billion of the Commercial Paper program and approximately €7 billion of the Medium Term Note program.

Since June 4, 2004, Standard & Poor's long-term rating for E.ON bonds is AA- with a stable outlook. Since April 30, 2004, Moody's long-term rating for E.ON bonds is Aa3 with a stable outlook. Commercial paper issued by E.ON has a short-term rating of A-1+ and P-1 by Standard & Poor's and Moody's, respectively. E.ON has committed itself to maintaining at a minimum a strong single-A rating.

Foreign Exchange, Interest Rate, Commodity Price Risk Management

The E.ON Group's business operations and related financial activities are exposed to exchange rate, interest rate, and commodity price fluctuations. In order to limit our exposure to these risks, we pursue systematic financial and risk management. For this purpose, we also use derivative financial instruments. We only use well-established and highly liquid instruments which we transact with financial institutions, brokers, power exchanges, and third parties whose creditworthiness we monitor on an ongoing basis.

As of December 31, 2004, the nominal value of interest rate, foreign currency, and stock market hedging transactions was €37,643 million. Their market value was €841 million. The marked increase in activity in interest rate and foreign currency derivatives is principally attributable to the restructuring of long-term financial liabilities (which increased the portion of variable-interest-rate liabilities), to foreign currency hedges by E.ON companies outside Germany, and to intercompany loans denominated in foreign currencies.

We also use derivative financial instruments to limit exposure to risks from changes in commodity and product prices. Our energy business uses electricity, gas, coal, and oil price hedging transactions to limit its exposure to risks resulting from price fluctuations, to optimize the deployment of generating assets, to execute load balancing, and to increase margins. Our energy business also engages in commodity trading in accordance with detailed trading guidelines and within narrow limits. The face value of energy derivatives amounted to €25,251 million as of December 31, 2004. Their market value was €383 million.

We have a groupwide system in place to monitor and manage the credit risks associated with derivative financial instruments.

Asset and Capital Structure

The acquisition of Midlands Electricity and the marking to market of our Gazprom shareholding were the main factors in the €1.3 billion increase in long-term assets in 2004. Short-term assets rose by €0.9 billion. As a result, total assets increased by €2.2 billion to €114.1 billion. Our equity ratio increased from 27 percent at year end 2003 to 29 percent at year end 2004. Long-term liabilities decreased by €0.8 billion to €52.7 billion.

The following key figures underscore the E.ON Group's very solid asset and capital structure through the end of 2004:

- Long-term assets are covered by stockholders' equity at 38.1 percent (2003: 34.3 percent).
- Long-term assets are covered by long-term capital at 102.4 percent (2003: 101 percent).

Consolidated Assets, Liabilities, and Stockholders' Equity

€ in billions	Dec. 31, 2004	%	Dec. 31, 2003	%
Long-term assets	88.3	77	87.0	78
Short-term assets	25.8	23	24.9	22
Assets	***114.1***	***100***	***111.9***	***100***
Stockholders' equity	33.6	29	29.8	27
Minority interests	4.1	4	4.6	4
Long-term liabilities	52.7	46	53.5	48
Short-term liabilities	23.7	21	24.0	21
Total stockholders' equity and liabilities	**114.1**	**100**	**111.9**	**100**

Employees

At year end 2004 the E.ON Group had 69,710 employees worldwide, as well as 2,471 apprentices and 303 board members and managing directors. As of this date, 32,819 employees, 47 percent of all staff, were working outside Germany. Our workforce increased by 2,608 employees since year end 2003. This development is mainly attributable to U.K.'s acquisition of Midlands Electricity in the first quarter of 2004, which increased our staff count by 3,700 employees.

During the reporting period, wages and salaries including social security contributions totaled €4.7 billion, compared with 4.9 billion a year ago; the latter figure includes €259 million for Degussa for January 2003.

Employees[1]


December 31, 2004
December 31, 2003
Central Europe
36,811
36,576
Pan-European Gas
11,520
11,686
U.K.
10,397
6.541
Nordic
5,530
6,294
U.S. Midwest
3,437
3,521
Corporate Center
420
597
Core Energy Business
68,115
65,215
Viterra
1,595
1,887
Total
69,710
67,102
Degussa²
42,461
43,214
0
20,000
40,000
60,000

[1]Figures do not include apprentices, managing directors, or board members. Figures for 2003 are pro forma according to the new market unit structure.
[2]Accounted for using the equity method effective February 1, 2003. At December 31, 2004, Degussa had 1,984 apprentices.

Research and Development

The E.ON Group's expenditures for research and development (R&D) totaled €55 million in 2004 against €69 million in the prior year. Overall, 1,007 employees work in R&D at the E.ON Group: 582 at Central Europe, 400 at Pan-European Gas, 16 at U.K., and 9 at Nordic. The market units are actively involved in numerous R&D projects.

Central Europe has long been involved in projects designed to improve the efficiency of the next generation of large-scale generating facilities and to refine the technology of fossil-fuel-fired generating facilities so that they emit less carbon dioxide (CO_2).

Among Pan-European Gas's R&D initiatives is a project to develop systems to cogenerate electricity and heat in single-family homes using small, natural-gas-fired fuel cells.

Substantial R&D activities, including technology tracking, are undertaken by Power Technology, the U.K. market unit's center of engineering and scientific expertise. Power Technology supports both E.ON UK and external parties in a wide range of specialist areas centered around power station operation.

Corporate and Environmental Citizenship of Key Importance to E.ON

The energy industry bears a special responsibility when it comes to corporate and environmental citizenship. We share our stakeholders' interest in sustainable development.

Our vision of corporate citizenship encompasses more than our many activities to protect the environment, which include the development of new technologies for large-scale distributed generation as well as for renewable-source electricity. We are also active citizens of the regions where we do business. We play an active role in the economic development and in structural change in the communities where we have facilities. Support for youth initiatives, education programs, nonprofit organizations, foundations, culture, and the arts is not only an integral part of our corporate culture, it is an example of how we fulfill our social responsibilities.

As part of our commitment to environmental stewardship, we have consistently improved the efficiency of our generating facilities. Since 1990 we have reduced by 22 percent the specific CO_2 emissions of the generating fleet of the companies that currently form E.ON. For E.ON companies operating in Europe, the figure is an even more impressive 32 percent.

More information about our commitment to the environment, our employees, and the communities where we operate is contained in a report entitled, *Energy. Efficiency. Engagement—Corporate Responsibility*. The report will also be available in electronic form at www.eon.com.

Subsequent Events

- On January 8 and 9, 2005, a severe storm caused substantial damage to the electric distribution network in parts of southern Sweden. About 250,000 Sydkraft customers were without electricity on the morning of January 9, 2005. In some cases it took several weeks to restore service. The cost of repairs and compensation payments to customers is currently estimated at €164 million.
- On January 17, 2005, Fortum Power and Heat Oy (Fortum), Espoo, Finland, exercised a call option to acquire E.ON Nordic's interest in E.ON Finland. E.ON Nordic owns 65.6 percent of E.ON Finland; this interest in what was Espoon Säkhö (now E.ON Finland) was acquired by E.ON Nordic in September 2001 from, among others, the City of Espoo, Finland (Espoo). At the time of the acquisition, Espoo, which continues to hold a 34.2 percent interest in E.ON Finland, and E.ON Nordic concluded a shareholders' agreement. This agreement contains legal restrictions on the transfer of shares by either of the two parties. In April 2002 E.ON Energie acquired from Fortum an interest in the German utility Elektrizitätswerke Wesertal. In connection with this acquisition, Fortum was granted the call option on E.ON Nordic's shares in E.ON Finland; the option was made subject to the fulfillment of certain legal conditions originating from the provisions of the shareholders' agreement. Fortum was aware of the content of the shareholders' agreement with Espoo when the option contract was concluded. The shareholders' agreement was modified thereafter, but transfer restrictions remained in place. In response to Fortum exercising its option, E.ON Nordic replied that, in view of the position held by Espoo on the basis of the shareholders' agreement, it would not be possible to deliver the E.ON Finland shares. On February 3 Fortum filed a Request for Arbitration with the International Chamber of Commerce.

- E.ON UK announced on January 25, 2005, that E.ON AG has enabled a payment of £420 million to be made into its main pension plan in 2005. Payments will be made into the E.ON Holding Group of the Electricity Supply Pension Scheme to facilitate the merger of the four previously autonomous sections covering Powergen, East Midlands Electricity, Midlands Electricity, and TXU. The payment will cover a significant portion of the actuarial deficit and improve the pension plan's financing across all four sections.

Risk Management System and Existing Risks

In the normal course of business, we are subject to a number of risks that are inseparably linked to the operation of our businesses. To manage these risks, we use a comprehensive risk management system that is embedded in our business and decision-making processes. Key components of the system include our standardized, groupwide planning and controlling processes, groupwide guidelines and reporting systems, and a groupwide risk reporting system. Our risk management system is designed to enable us to recognize risks early and to take the necessary countermeasures. Furthermore, we continually refine our groupwide planning, controlling, and reporting processes to ensure they remain effective and efficient.

As required by law, the reliability of our risk management system is checked regularly by the E.ON AG Internal Audit and Controlling departments and by our independent auditors.

The E.ON Group, and thus E.ON AG, is exposed to the following categories of risk:

Operational Risks

Technologically complex production facilities are involved in the production and distribution of energy and in the chemicals business. Operational failures or extended production stoppages of facilities or components of facilities could negatively impact our earnings. The following are among the comprehensive measures we take to address these risks:

- systematic employee training and qualification programs
- further refinement of our production procedures and technologies
- regular facility and system maintenance.

Should an accident occur despite the measures we take, we have a reasonable level of insurance coverage.

Financial Risks

During the normal course of business, E.ON is exposed to interest rate, currency, commodity price, and counterparty risks. The instruments used to hedge these risks are described in detail in the Notes to the Consolidated Financial Statements. Furthermore, there are potential currency fluctuation risks from short-term securities. These risks are controlled and monitored by appropriate fund management. We carry out both short-term and long-term financial planning to monitor and manage liquidity risks.

External Risks

Our market units operate in an international market environment that is characterized by general risks related to the business cycle and by more intense competition. The liberalization of the European energy market exposes our power and gas businesses to price and sales risks. Our comprehensive sales monitoring system and intensive customer management help to minimize these risks. We also counter market price fluctuations in our energy operations through the use of electricity, gas, coal, and oil derivatives. Our use of derivative financial instruments is monitored in accordance with detailed guidelines.

The political and legal environment in which the E.ON Group does business is a source of additional external risks. Changes to this environment can lead to considerable uncertainty with regard to planning.

When the EU directives on power and gas market liberalization are transposed into German law in the amended New Energy Law, grid fees and the terms of grid access for power and gas will be subject to regulation. At the time of this writing, we cannot predict how the regulation of grid access and fees will affect our operations. We expect that such regulation will serve to reduce grid fees and intensify competition, though at this time we cannot predict to what degree.

EU-wide emission allowance trading went live on January 1, 2005, in line with the EU directive establishing a scheme for greenhouse gas emission allowance trading issued on October 13, 2003. The directive affects all generating facilities with a capacity of 20 MW and above and consequently the greater part of our generating fleet in Europe. We have been allocated emission allowance certificates. Nevertheless, we cannot be certain that the E.ON Group has been allocated enough certificates or whether we will need to buy more in the secondary market.


Reduction Targets 2008 – 2012[1]
Percentages[2]
EU25
-7.7
Spain
15
Sweden
4
Poland
-6
Netherlands
-6
Italy
-6.5
Slovakia
-8
Czech Republic
-8
United Kingdom
-12.5
Austria
-13
Denmark
-21
Germany
-21
-20
-10
0
10
[1]Commitments under the Kyoto Protocol.
[2]Reduction in greenhouse gas emissions compared with 1990.
Source: European Commission.

Uncertainty also attends the following issues:

- Debate on nuclear waste management fund: The debate surrounding the European Commission's plans for a nuclear energy directive ended without the Commission actually adopting such a directive. Nevertheless, we cannot rule out the possibility that this debate may be taken up again in the future.
- Taxes and levies that raise electricity and gas prices and the resulting passthrough risk: Government initiatives, such as subsidies for renewable energy and energy taxes, increase our procurement costs for electricity and gas. If these costs rise further, we may not be able to pass them through to our customers or may only be able to do so over time.

Our goal is to play an active and informed role in shaping our business environment. We pursue this goal by engaging in a systematic and constructive dialog with leading politicians and representatives of the legal community.

IT Risks

The operational and strategic management of the E.ON Group relies heavily on complex information technology. Our IT systems are maintained and optimized by qualified E.ON Group experts, outside experts, and certain technological security measures. In addition, the E.ON Group has in place a range of technological and organizational measures to counter the risk of unauthorized access to data, the misuse of data, and data loss.

In the year under review, the E.ON Group's risk situation did not change substantially. We do not currently perceive any risks that would threaten the existence of the E.ON Group or individual market units.

Outlook

The German Council of Economic Experts expects the global economy to continue to expand in 2005, though at a slightly slower rate. Predicted causes of the slowdown are fiscal and monetary policies, which are expected to tighten in some countries, and the braking effect of higher energy prices. This applies to the fast-growing economies of Asia and to the United States, where private consumption and investment will remain the drivers, albeit less strong, of expansion. U.S. GDP growth for 2005 is forecast at 3.3 percent.

With the global economy expanding at a slower rate, forecasters do not anticipate that the eurozone's export boom will continue. Instead, domestic demand is expected to strengthen enough to maintain eurozone economic growth in 2005 at the same rate as in 2004. Economic growth is also expected to be slightly slower in the United Kingdom and in Scandinavia, though it is still expected to exceed the EU15 average. The same applies to economic growth in the new member states.

Germany's economic growth is expected to slow in 2005. Export activity is expected to be less robust, and domestic demand, though it will increase slightly, is not expected to be strong enough to drive growth. General uncertainty is making consumers and investors cautious, with the effect that Germany is unlikely to experience demand-driven growth. The German Council of Economic Experts anticipates that the German economy will expand by 1.4 percent in real terms in 2005.

In 2005 we will continue the focus on our core energy business. We expect to divest Viterra and Ruhrgas Industries in 2005.

Our investment plan for 2005 is fully in line with our strategy of integrating our existing businesses and enhancing their efficiency. Sixty percent of our total investments will be made outside Germany.

2005 Investment Plan

€ in billions


2.6 Central Europe
1.0 Pan-European Gas
1.0 U.K.
0.4 Nordic
0.3 U.S. Midwest

Planned for 2005, the sale of Ruhrgas Industries will reduce our workforce by about 7,400 employees. This reduction will be almost completely offset by the inclusion of our new shareholdings in Slovakia, Hungary, Bulgaria, and Romania. Consequently, staff count in our core energy business will remain essentially unchanged. The planned disposal of our entire ownership interest in Viterra will reduce the group's workforce by around 1,600 employees.

For 2005 we expect the E.ON Group's adjusted EBIT to be slightly above the record number we posted in 2004. Our ability to achieve the same high level of net income will depend to a great degree on book gains from the disposals of Viterra and Ruhrgas Industries and on the effects of the marking to market of derivatives at year end.

Earnings Forecast by Market Unit

For 2005 we expect the adjusted EBIT of the Central Europe market unit to be slightly above the prior-year number. We expect to compensate for the absence of certain positive one-off effects from 2004 and for the risks to our grid operations stemming from Germany's new regulatory agency by implementing groupwide optimization programs, realizing regional synergies, and achieving additional operating improvements.

We expect Pan-European Gas to grow adjusted EBIT in 2005. The planned integration of our newly acquired companies, Distrigaz Nord in Romania and Mol in Hungary, will serve to enlarge our business in these markets.

Excluding the impact of the divested Asian Asset Management business, the 2005 adjusted EBIT of the U.K. market unit is expected to be similar to the 2004 level.

We anticipate that Nordic's adjusted EBIT for 2005 will be slightly below the record figure posted in 2004, mainly because of the planned sale of hydroelectric plants to Statkraft. The costs resulting from the severe storm will not affect Nordic's adjusted EBIT performance because the event was of an extraordinary nature.

2005 adjusted EBIT for the U.S. Midwest market unit is expected to be on par with 2004 in local currency. A full year of higher gas and electric rates should benefit the utilities, but this is expected to be offset by higher coal prices in the non-regulated business and the loss of margin from the disposed noncore ownership interests in power stations.





Tania Volo knows what customers in Italy want: quality, variety, and personalized service. A Managing Director of Thüga Italia, she helped to integrate E.ON's operations in Italy.

"E.ON has ambitious plans for its operations in Italy. We aim to double our market share in the gas supply segment. We laid the groundwork for achieving this objective by integrating 54 small gas utilities to forge six new companies. The new, straightforward organizational structure will enable us to work together more effectively. In addition, we'll be sourcing some of our natural gas from E.ON Ruhrgas, while in our electricity business we work together with E.ON Italia. Arrangements like these enable us to benefit from being part of the E.ON Group—and to further improve service for our nearly 750,000 customers."

Integrated Business Model

The centerpiece of E.ON's strategy is an integrated business model consisting of operations along the entire value chain in power and gas. We deliver value to our shareholders by integrating these operations along three axes.

The **vertical integration** of our group, with operations upstream (power generation and gas production), midstream (transmission and wholesale), and downstream (marketing to end customers), enables us to better optimize our businesses and manage risk.

The **horizontal integration** of our power and gas operations offers us synergetic and growth potential due to power-gas convergence, particularly through the increasingly important role of gas in power production and the further development of dual-fuel products for end customers.

The increasing **regional integration** and expansion of the European Union offer us growth potential and opportunities to leverage synergies in our energy operations, to utilize economics of scale, and to optimize our risk position and asset portfolio.


Up-
stream
Mid-
stream
Down-
stream
Generation
Production/
Equity Gas
Transmission
Trading
Procurement
Transport
Storage
Trading
Distribution
and Marketing
Distribution
and Marketing
Power
Gas
Regional
Markets

With this business model as our foundation, our key strategic objectives going forward are to:

- be a market-oriented organization in order to create the best-possible conditions for leveraging the synergetic potential of the systematic implementation of our integrated business model. To complement this effort, we are refining our brand strategy and cultivating a group-wide E.ON identity.
- continually enhance our operating performance and profitability through further integration and the group-wide transfer of best practices for common activities.
- strengthen our leading positions in our five target markets—Central Europe, Pan-European Gas, U.K., Nordic, and U.S. Midwest—through selective investments
- build a diversified generation portfolio—one that includes nuclear and renewable assets—and an equity gas portfolio
- tap growth potential that delivers value in new markets such as Italy and Russia.
- strengthen our position as a socially responsible company.

Our achievements in the 2004 financial year demonstrate that we have made significant progress in executing each one of these strategic objective. Our market-oriented structure is in place, and our market units further improved their performance and competitive positions.

Shareholdings in Eastern Europe: Power


Czech Republic
JCE
JME
Slovakia
ZSE
ETI
EED
EDE
Hungary
Romania
Moldova
Varna
Bulgaria

Majority stake
Minority stake (E.ON exercises management control)
[1]Transaction expected to close in 2005
[2]E.ON is the preferred bidder

Shareholdings in Eastern Europe: Gas


VCP
ZCP
Czech Republic
JMP
Slovakia
SPP
Hungary
Kogaz
Romania

Minority stake
Majority stake (subject to antitrust approval)
Transaction expected to close in 2005

Expanding the Leadings Positions of Our Market Units

In 2004 our Central Europe market unit, which is led by E.ON Energie, made significant progress in consolidating its sales operations and enlarging its market position in eastern Central Europe. Important growth initiatives included the acquisition of outstanding shares in its three electric utilities in Hungary, being chosen to acquire shareholdings in two utilities in northeastern Bulgaria, and being the preferred bidder for an electric utility in Romania. Taking advantage of its leading market positions, the Central Europe market unit has the following strategic objectives:

- Deliver additional operating improvements in western Central Europe (Germany, Netherlands) by means of performance-enhancement initiatives and further regional consolidation in line with the upcoming changes to the political and regulatory landscape (emission allowance trading, the establishment of a regulatory agency for the German energy industry, renewable energy subsidies).
- Enlarge and optimize its portfolio in eastern Central Europe by integrating new businesses, delivering cross-border synergies, and investing in its own generating capacity.

Our Pan-European Gas market unit has fulfilled the requirements under the ministerial approval of E.ON's acquisition of Ruhrgas. These included the Gas Release Program, the offer to resellers to reduce their contracted annual offtake, and the unbundling of E.ON Ruhrgas's transport network. Despite the resulting reduction in sales volume, E.ON Ruhrgas succeeded in increasing its gas sales in Europe, to which new business with E.ON UK has made a significant contribution. At the same time, E.ON Ruhrgas has successfully seized opportunities created by market liberalization in eastern Central Europe with the planned acquisition of a majority ownership interest in Distrigaz Nord in Romania and in Mol's gas business in Hungary. In addition to the integration of newly acquired companies, this market unit's central strategic objectives are to:

- defend its strong midstream position in Germany by designing custom-tailored supply agreements for individual customers and by tapping new growth segments (gas-fired electric generation, natural-gas-powered vehicles).
- strengthen its competitive position in other European countries by making targeted acquisitions and building supply positions.
- diversify its procurement portfolio by increasing its ownership of gas production to 15 to 20 percent of procurement over the long term; target regions are the North Sea and Russia.

Led by E.ON UK, our U.K. market unit is now Great Britain's second-largest integrated power company thanks to the successful integration of Midlands Electricity, a power distributor, and number two in the downstream gas business. Key objectives of U.K.'s strategic development are to:

- maximize the value of its marketing operations by reducing costs and differentiating its product offerings, particularly with an eye to power-gas convergence.
- optimize and selectively enlarge its generation portfolio, particularly in the area of renewables, in response to the political and regulatory situation.
- expand its gas infrastructure to achieve greater flexibility in gas procurement.

The integration of Graninge enabled our Nordic market unit, which is led by E.ON Nordic, to further bolster its position among the frontrunners on the Scandinavian energy market. Nordic's strategic focus in the years ahead will be to:

- strengthen its competitive position by achieving additional performance improvements and by making acquisitions that offer synergies along the entire value chain.
- expand its generating capacity to meet rising demand.

Led by LG&E Energy, our U.S. Midwest market unit is the market leader in Kentucky's power and gas market, which is almost entirely regulated. The focal points of LG&E Energy's strategic development will be to optimize its existing business and to deliver additional performance improvements. This could include increasing generating capacity if the demand for electricity grows and the regulatory authorities enable us to earn a return on our investment that meets our stringent criteria.

Growth Potential in Russia

Russia's importance as a source of natural gas for North-western and Central Europe—and consequently for our target markets—will increase in the future. Moreover, the Russian energy market offers interesting growth potential due to the size of its power and gas sectors. For this reason, we are examining ways to deepen E.ON Ruhrgas's decades-long business relationship with Russia's Gazprom. A Memorandum of Understanding signed on July 8, 2004, defined four areas in which the two companies could explore working together: gas production in Russia, gas transport to Europe, gas marketing in Europe, and the electricity business in and outside Russia.


Investment Plan 2005–2007
Percentages
Total: €18.7 billion
36 Central Europe
23 Pan-European Gas
15 U.K.
20 Nordic
6 U.S. Midwest

Investment Plan

Our investment plan is fully in line with our strategy of integrating and enhancing the efficiency of our existing operations and pursuing targeted growth in our core energy business. The E.ON Group's medium-term plan calls for €18.7 billion of investments for 2005 to 2007, most of which—€12.6 billion—is earmarked for property, plant, and equipment. The focus of our fixed-asset investments will be on modernizing and maintaining our power and gas networks and on building environmentally friendly generating capacity. Financial investments of €6.1 billion are aimed mainly at increasing our ownership in existing shareholdings in our target markets and enlarging our ownership of gas production in order to further enhance security of supply.

Central Europe plans to invest €6.8 billion between 2005 and 2007. Of this figure, €5.9 billion will be invested in property, plant, and equipment. The key investment areas are generation and the expansion of the transmission and distribution system in order to maintain the high level of security of supply. Financial investments of €0.9 billion will be used primarily to increase ownership in our existing shareholdings in Central and Eastern Europe. The largest single investment is to acquire a majority ownership interest in ZSE if Slovakia exercises its put option. Our plans also include the acquisition of a majority stake in two power distributors in Bulgaria and two gas distributors in Hungary.

Pan-European Gas plans to invest €4.3 billion. Approximately two-thirds of planned capital expenditure will be in shareholdings. The largest single investment is the acquisition of an ownership interest in the gas business of Mol, a Hungarian oil and gas company. We also plan to enlarge our upstream position, thereby increasing the amount of gas we source from our own production. Anticipated capital expenditure on property, plant, and equipment of €1.4 billion will go mainly towards the expansion of the pipeline system and storage facilities.

U.K. plans to invest €2.8 billion. After successfully integrating the TXU retail business and Midlands Electricity, U.K. will direct capital expenditure primarily at the upgrade of the distribution network and at generation assets. U.K. plans to build an environmentally friendly gas power plant at its Grain facility as well as wind and biomass generating plants.

Nordic's planned investments total €3.7 billion, €2.2 billion of which is to acquire additional equity in Sydkraft when, as is anticipated, Statkraft, a minority shareholder in Sydkraft, exercises its put option. Investments of €1.5 billion in property, plant, and equipment will be used mainly to enhance the efficiency of generating units and to improve the electricity grid.

U.S. Midwest plans to invest €1.2 billion exclusively in property, plant, and equipment. Capital investments include environmental protection measures and the initial construction stages of a state-of-the-art 750 megawatt coal-fired power plant.

E.ON stock is listed on all German stock exchanges and as American Depositary Receipts on the New York Stock Exchange. E.ON stock is included in all major European stock indices.

E.ON applied for its shares to be removed from trading at the Swiss Stock Exchange. E.ON stock traded there for the last time on January 14, 2005. The delisting was completed on January 17, 2005.

Key Figures per Share

€	2004	2003	+/- %
Stock price at year end	67.06	51.74	+30
Earnings from continuing operations	6.62	6.04	+10
Earnings from discontinued operations	-0.01	1.74	-
Dividend	2.35	2.00	+18
Book value at year end[1]	50.93	45.39	+12

[1]Excludes minority interests.

E.ON Stock Considerably Outperforms Market in 2004

Though the market environment for equities continued to be difficult, E.ON stock advanced 29.6 percent in 2004, thereby considerably outperforming the broader European stock market as measured by the Euro STOXX 50, which rose 9.4 percent on the year. Shareowners who held their E.ON stock throughout 2004 and reinvested their cash dividends saw their E.ON investment increase by 34 percent in value, a significantly better performance than the DAX index of Germany's top 30 blue chips, which ended the year up 7.3 percent. E.ON stock performed slightly better than its European utility peers as measured by the STOXX Utilities index, which closed the year 29.4 percent higher.


Stock Price at Year End
€ per share
64.80
58.18
38.45
51.74
67.06
60
40
2000
2001
2002
2003
2004

E.ON Stock Delivers Superior Performance over Longer Term

Investors who purchased €5,000 worth of E.ON stock at the end of 1994 and reinvested their cash dividends saw the value of their investment rise to more than €15,500 by the end of 2004. This represents an average annual increase of 12.1 percent, higher than Germany's DAX index, which advanced 7.3 percent per year on average over the same period. During the same ten-year span E.ON stock outperformed both the broader European market (the Euro STOXX 50 averaged 10.7 percent growth per year on average) and its utility peers (the STOXX Utilities averaged 11.4 percent growth per year on average).

Investors who purchased €5,000 worth of E.ON stock at the end of 1999 and reinvested their cash dividends saw the value of their investment rise 60.5 percent. Over the same five-year period the DAX index fell 38.8 percent, the Euro STOXX 50 fell 34.2 percent, and the STOXX Utilities rose 12.5 percent. E.ON stock thus considerably outperformed the broader German stock market, the broader European stock market, and other major European utilities.

Management Proposes Increasing Dividend to €2.35

At the 2005 Annual Shareholders Meeting, management will propose that the cash dividend be increased by 18 percent, from €2 per share in the previous year to €2.35 per share for the 2004 financial year. Compared with the 2000 dividend of €1.35, the dividend has risen 74 percent over the last five years, or an average of 14.8 percent per year. The dividend yield is 3.5 percent based on E.ON stock's year-end 2004 closing price.

E.ON Ten-Year Stock Performance versus German and European Stock Indices


Percentages
E.ON Stock Portfolio
DAX
EuroSTOXX
STOXX Utilities
250
200
150
100
50
0
1994
1995
1996
1997
1998
1999
2000
2001
2002
2003
2004

E.ON Stock Key Figures

Per share		2000	2001	2002	2003	2004
Earnings from net income	€	5.07	3.81	4.26	7.11	6.61
Dividend	€	1.35	1.60	1.75	2.00	2.35
Dividend payout	€m	972	1,100	1,142	1,312	1,549
12-month high	€	66.55	64.50	59.97	51.74	67.06
12-month low	€	41.01	46.91	38.16	34.67	49.27
Year end	€	64.80	58.18	38.45	51.74	67.06
Number of shares outstanding	million	621	674	652	656	659
Market capitalization[1]	€bn	40.2	39.2	25.1	33.9	44.2
Book value[2]	€	38.61	36.30	39.33	45.39	50.93
Market-to-book-value ratio[3]	%	168	160	98	114	132
E.ON stock trading volume[4]	€bn	28.6	38.3	39.9	38.5	46.1
Trading volume of all German stocks	€bn	1,179.9	1,025.7	859.9	807.8	877.7
E.ON stock's share of German trading volume	%	2.4	3.7	4.6	4.8	5.3

[1]Market capitalization based on ordinary shares outstanding.
[2]Excludes minority interests.
[3]Year-end stock price expressed as a percentage of book value per share (excluding minority interests).
[4]On all German stock exchanges, including the XETRA system.

E.ON Bonds

Under its Medium Term Note program, in May 2002 E.ON premiered on international bond markets by issuing a multi-currency bond in euros and pounds sterling in the amount of €7.3 billion. E.ON bonds have since then shown a very positive performance in the secondary market. Their risk premiums (spreads) have narrowed considerably.

E.ON bonds are included in all relevant bond indices. Inclusion in indices is subject to strict criteria, such as a bond's rating, term, and trading volume.

Ratings and Outlook for E.ON AG Bonds

	Long term	Short term	Outlook
Moody's	Aa3	P-1	Stable
Standard & Poor's	AA-	A-1+	Stable
Fitch[1]	AA-	F-1+	Stable

[1] Unsolicitated rating.

Investor Relations

In 2004 we further intensified our investor relations (IR) activities. While continuing to serve our investors by means of telephone and analysts conferences, road shows, and one-on-one meetings, we also introduced a number of new events as part of our commitment to provide more information and greater transparency. In conjunction with our 2003 annual results analysts conference in March 2004, we held our first Capital Market Day, which focused on E.ON Ruhrgas. Based on the positive response from investors and analysts, we continued the series and in September 2004 presented the Central Europe market unit at E.ON Energie's headquarters in Munich. In June 2005 we will present the U.K. market unit and in 2005 the Nordic market unit.

Another new feature was a targeted program of site visits for analysts and institutional investors to provide them with a direct view into the operations of our business and the E.ON Group. In addition, we increased our involvement in events designed for retail investors and are committed to further expanding our offerings for this investor group.

Throughout 2004, IR, together with our colleagues in Corporate Communications, continually added new features to www.eon.com so that all investors—retail and institutional—can access the same information. For example, all investors interested in E.ON can listen to or watch live webcasts of our telephone and analysts conferences as well as portions of the E.ON Annual Shareholders Meeting.

In 2005 we will strive to continue to be among Europe's top IR teams and to approach our IR work with the same commitment and enthusiasm as in the prior year.

Groupwide Value-Oriented Management Approach

Our corporate strategy is aimed at delivering sustainable growth in shareholder value. We have put in place a groupwide planning and controlling system to assist us in planning and managing E.ON as a whole and our individual businesses with an eye to increasing their value. This system ensures that our financial resources are allocated efficiently.

E.ON's key performance metrics are ROCE and value added. To monitor the periodic performance of our business segments, we compare each segment's ROCE with its business-specific cost of capital. In addition to ROCE, which is a relative performance metric, we also measure performance using valued added, which is an absolute performance metric.

Persistently Low Interest Rates Lead to Adjustment of Cost of Capital

The cost of capital employed is determined by calculating the weighted-average cost of equity and debt. This average represents the market-rate returns expected by stockholders and creditors. The cost of equity is the return expected by an investor in E.ON stock. The cost of debt equals the long-term financing terms (after taxes) that apply in the E.ON Group.

In response to persistently low interest rates, we reduced our cost of capital in 2004. E.ON's average cost of capital after taxes declined from 6.2 percent to 5.9 percent. Our cost of capital before taxes declined from 9.5 percent to 9 percent. Our on-top financial target of achieving ROCE of at least 10.5 percent by 2006 remains unchanged.

The table at right illustrates the derivation of cost of capital before and after taxes for 2004 and 2003.

The cost of capital for each of E.ON's market units is calculated in the same way as the figure for the E.ON Group as a whole. The individual market units' pretax capital costs vary between 8 percent and 9.2 percent.

Cost of Capital

	2004	2003
Risk-free interest rate	5.1%	5.6%
Market premium[1]	5.0%	5.0%
Beta factor[2]	0.7	0.7
Cost of equity after taxes	**8.6%**	**9.1%**
Cost of debt before taxes	5.6%	5.9%
Tax shield (tax rate: 35%)[3]	-2.0%	-2.1%
Cost of debt after taxes	**3.6%**	**3.8%**
Share of equity	45%	45%
Share of debt	55%	55%
Cost of capital after taxes	**5.9%**	**6.2%**
Tax rate	35%	35%
Cost of capital before taxes	**9.0%**	**9.5%**

[1]The market premium reflects the higher long-term returns of the stock market compared with German treasury notes.
[2]The beta factor is used as an indicator of a stock's relative risk. A beta of more than one signals a higher risk than the risk level of the overall market; a beta factor of less than one signals a lower risk.
[3]The tax shield takes into consideration that the interest on corporate debt reduces a company's tax burden.

Analyzing Value Creation by Means of ROCE and Value Added

ROCE measures the sustainable return on invested capital generated by operating a business. ROCE is defined as the ratio of adjusted EBIT to capital employed. We use adjusted EBIT as our earnings metric because it is net of the effects of taxes and financial transactions. Moreover, adjusted EBIT does not include one-off and infrequent effects, such as book gains and restructuring expenses.

E.ON ROCE

€ in millions	2004	2003
Adjusted EBIT[1]	**7,361**	**6,228**
Goodwill, intangible assets, and property, plant, and equipment	61,805	60,905
+ Shares in affiliated and associated companies and other share investments	14,991	14,959
+ Cumulative goodwill amortization	458	475
+ Inventories	2,647	2,477
+ Accounts receivable	6,534	6,217
+ Other noninterest-bearing current assets, including prepaid expenses and deferred taxes	11,572	11,131
- Noninterest-bearing provisions[2]	11,141	12,292
- Noninterest-bearing liabilities, including deferred income and deferred taxes	21,706	21,272
= Capital employed (at year end)	**65,160**	**62,600**
Capital employed (annual average)[3]	**64,987**	**62,684**
ROCE[4]	**11.3%**	**9.9%**
Cost of capital	**9.0%**	**9.5%**
Value added[4]	**1,495**	**251**

[1]Non-GAAP financial measure; see reconciliation to net income on page 25.
[2]Noninterest-bearing provisions mainly include short-term provisions. They do not include provisions for pensions and nuclear waste management (see Notes 23 and 24 to the Consolidated Financial Statements on pages 134-139).
[3]In order to better depict intraperiod fluctuations in capital employed, annual average capital employed is calculated as the arithmetic average of the amounts at the beginning of the year, the end of the year, and the balance-sheet dates of the three interim reports. Capital employed amounted to €65,066 million, €65,135 million, and €65,230 million at March 31, June 30, and September 30, 2004, respectively. Our calculation of annual average capital employed for 2004 also reflects the fact that Midlands Electricity was acquired in January 2004 and consequently increased the E.ON Group's capital employed effective the first quarter of 2004.
[4]Non-GAAP financial measure.

Capital employed represents the interest-bearing capital tied up in the group. Capital employed is equal to a segment's operating assets less the amount of noninterest-bearing available capital. Goodwill from acquisitions is included at acquisition cost, as long as this reflects its fair value.

Value added measures the return that exceeds the cost of capital employed. It is calculated as follows:

Value added = (ROCE – cost of capital) x capital employed

The table at left shows the E.ON Group's ROCE, value added, and their derivation.

ROCE in 2004

Our strategy of integration and enhancing profitability is already reflected in our ROCE performance. The E.ON Group's ROCE and value added were both significantly higher year-on-year. Our ROCE of 11.3 percent substantially exceeded our cost of capital. Moreover, we have already achieved our on-top target of ROCE of 10.5 percent by 2006.

ROCE

	Central Europe		Pan-European Gas		U.K.	
€ in millions	2004	2003	2004	2003	2004	2003
Adjusted EBIT	**3,602**	**2,979**	**1,428**	**1,463**	**1,017**	**610**
÷ Capital employed	**16,938**	**17,037**	**15,251**	**13,847**	**11,446**	**8,829**
= ROCE	**21.3%**	**17.5%**	**9.4%**	**10.6%**	**8.9%**	**6.9%**
Cost of capital	**9.0%**	**9.9%**	**8.2%**	**9.0%**	**9.2%**	**10.0%**
Value added	**2,083**	**1,295**	**183**	**222**	**-34**	**-274**

[1]Effective February 1, 2003, E.ON accounts for Degussa using the equity method. Capital employed therefore decreased to E.ON's 46.5 percent interest and, effective June 1, 2004, E.ON's 42.9 percent interest in Degussa's book value. The income generated on capital equals E.ON's share in Degussa's net income (after taxes). The change in the consolidation method also affects the cost of capital. Effective 2003 Degussa's cost of capital equals the cost of equity after taxes.

Central Europe Increases ROCE

Central Europe further improved both its ROCE and value added in 2004. All of its business units contributed to the advance. Drivers were higher wholesale electricity prices and a reduction in costs for nuclear fuel and nuclear waste management. Other positive factors included nonrecurring effects from the reversal of provisions.

The high returns posted by Central Europe are also attributable to its highly depreciated asset base. The implementation of our medium-term investment plan will result in an increase in Central Europe's capital employed, particularly for its operations in Germany.

Pan-European Gas's Returns Again Exceed Cost of Capital

At 9.4 percent, Pan-European Gas's ROCE for 2004 was again higher than its cost of capital, though lower than the prior-year figure.

Capital employed increased, mainly due to the inclusion of E.ON Ruhrgas for the entire year under review. In the prior year E.ON Ruhrgas was not fully consolidated until February 1.

Adjusted EBIT was not quite as high as the prior-year figure. The main factors were a temperature-driven reduction in earnings from demand charges and the sharply higher price of oil. An increase in the price of oil is reflected more rapidly on the procurement side than on the sales side.

U.K. Market Unit Improves ROCE

The positive development at the U.K. market unit continues. In 2004 U.K.'s ROCE was again higher, increasing to 8.9 percent before taxes. In the non-regulated business, the integration of the TXU retail operation produced additional cost savings. The acquisition of Midlands Electricity in January 2004 also served to improve ROCE.

Nordic Exceeds Cost of Capital

Nordic's ROCE of 9.6 percent exceeded its cost of capital. Nordic improved its ROCE performance on an increasing capital base. Positive factors were higher margins in the retail electric business and increased generation. The marked increase in Nordic's capital employed results in particular from the full consolidation of Graninge for the entire year under review.

Slight Improvement in U.S. Midwest's ROCE

The ROCE of our U.S. business benefited from rate increases in the regulated business, which more than more than offset the negative impact of severe spring and summer storms. ROCE improved to 5.4 percent.

Nordic		U.S. Midwest		Viterra		Degussa[1]		Corporate Center		E.ON Group	
2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
701	546	349	317	471	456	107	176	-314	-319	7,361	6,228
7,333	6,618	6,441	6,999	3,649	4,295	2,229	3,181	1,700	1,878	64,987	62,684
9.6%	8.3%	5.4%	4.5%	12.9%	10.6%	4.8%	5.5%	-	-	11.3%	9.9%
9.0%	9.0%	8.0%	9.6%	7.3%	7.6%	9.6%	10.1%	-	-	9.0%	9.5%
44	-46	-167	-357	204	129	-107	-146	-	-	1,495	251

Stanislav Votruba finds that the simple pleasures of a Czech café put him in the right frame of mind to think through complex processes. A Network Management Specialist at JCE, he helped to coordinate the ZEUS integration project.

"The economic ties between the Czech Republic, Slovakia, and Hungary—all three of which joined the European Union in 2004—are becoming closer all the time. Cross-border integration is under way in the energy supply sector, as well. In a project called ZEUS, we partnered with our E.ON colleagues in neighboring countries to develop common business processes to maintain, repair, and expand our distribution grid. This will enable us to coordinate our network operations more closely and to realize synergies. To me, it's a perfect example of how we can achieve more and learn from each other when E.ON companies work together."




HOSPODÁŘSKÉ

Employees[1]	Dec. 31, 2004	Dec. 31, 2003	+/- %
Central Europe	36,811	36,576	+1
Pan-European Gas	11,520	11,686	-1
U.K.	10,397	6,541	+59
Nordic	5,530	6,294	-12
U.S. Midwest	3,437	3,521	-2
Corporate Center/Other	420	597	-30
Core energy business	**68,115**	**65,215**	**+4**
Viterra	1,595	1,887	-15
Total	**69,710**	**67,102**	**+4**
Degussa[2]	42,461	43,214	-2

[1]Figures do not include apprentices, managing directors, or board members. Figures for 2003 are pro forma according to the new market unit structure.
[2]Accounted for using the equity method effective February 1, 2003. At December 31, 2004, Degussa had 1,984 apprentices.

At year end 2004 the E.ON Group had 69,710 employees worldwide, as well as 303 board members and managing directors and 2,471 apprentices. E.ON's workforce increased by 2,608 employees, or 3.9 percent, since year end 2003. This development is mainly attributable to the U.K. market unit's acquisition of Midlands Electricity in the first quarter of 2004, which increased the group's staff count by 3,700 employees. At year end 2004 Degussa had 42,461 employees and 1,984 apprentices.

The Nordic market unit's workforce declined by 764 employees from the figure for year end 2003, due mainly to the disposal of two small subsidiaries in Sweden and the termination of seasonal employment contacts.

From the figure for year end 2003, the workforce at the Corporate Center declined by 30 percent to 420 employees due to the disposal of a noncore shareholding in the first quarter of 2004.

Staff count at Viterra declined by 292 employees, or 15.5 percent, due primarily to additional restructuring measures.


502
12
4,797
127
8
45
10,973
845
272
175
39,524
2,724
380
110
10
4,251
524
219

E.ON Employees in Europe

Geographic Profile

At year end 2004 the E.ON Group employed 32,819 people outside Germany, representing 47.1 percent of its total workforce. This constitutes an increase from the figure of 29,499 for year end 2003, which represented 44.3 percent of the group's total workforce. This development is also mainly attributable to U.K.'s acquisition of Midlands Electricity in the first quarter of 2004, which increased the group's staff count by 3,700 employees.

Employees[1]

	Dec. 31, 2004
Europe (total)	**65,498**
North America	5,784
Central and South America	911
Asia	4
South Africa	142
Australia	145
Total	**72,484**

[1]Includes board members, managing directors, and apprentices.

Gender and Age Profile, Part-Time Staff

As of December 31, 2004, about 26 percent of our employees were women.

The figures for year end 2004 show that the E.ON Group has a balanced mix of experienced and newer staff. Our average employee is about 41 years old and has worked for us for about 15 years.

At year end 2005, 4,867 E.ON Group employees were on a part-time schedule, of whom 3,301, or 68 percent, were women.


E.ON Group Age Profile
Percentages
3
14
27
33
21
2
30
20
10
<= 20
21–30
31–40
41–50
51–60
61+
Age

Integration in the E.ON Group

With the E.ON Group's new organizational structure in place at the start of the year, integration was the main theme of our HR work in 2004. Working closely with the market units, we planned and executed new groupwide projects such as the E.ON employee opinion survey and the graduate trainee program.

OneE.ON: Cultivating a Shared Identity

One integration project is of particular importance: the OneE.ON corporate identity project. OneE.ON is the name for the process by which our integration is fostered through shared values and behaviors and by which our competitiveness is enhanced through a shared corporate identity. Numerous OneE.ON events were held across the group in 2004. At these events, managers, staff, and employee representatives thoroughly discussed our vision—to make E.ON the world's leading power and gas company—as well as our mission, values, and behaviors. In January 2005 the E.ON Board of Management approved the statement of the OneE.ON guiding principles, which all E.ON employees will begin implementing in the workplace starting this spring.

E.ON Employee Opinion Survey

In 2004 we carried out our first-ever groupwide employee opinion survey (EOS). Worldwide, 74.4 percent of our employees took advantage of the opportunity to tell us what they think about a range of work-related issues. The purpose of the EOS was to take our employees' pulse and to support the groupwide integration process. The EOS provided us with feedback on important topics and helped to identify areas where we can do better. We were pleased with the high participation rate and by the fact that a substantial majority of our employees identify with E.ON. The results were collated into more than 5,000 individual reports, one for each organizational unit. Managers met with their staff to discuss the report for their individual organizational unit. Managers and staff then worked together closely to identify key action areas and to develop response measures. Plans call for the EOS to be repeated at regular intervals in order to monitor the progress of improvement measures and to help to cultivate a shared E.ON identity and corporate culture.

Groupwide Graduate Trainee Program

A new groupwide graduate trainee program will replace our existing programs in this area. It will give top university graduates the opportunity to gain professional experience in an international setting. Thirty trainees will take part in the 18-month program which rotates them through different departments and business units in and outside Germany.

Expatriate Assignments

In view of E.ON's ongoing internationalization, particularly in Eastern Europe, international expatriate assignments are an increasingly important HR tool. They are also a vital part of our employee and executive development effort. By drawing on their experiences in more than one culture, expatriates make an active contribution to corporate integration. Moreover, for E.ON to successfully implement best-practice initiatives across company and national boundaries, our employees must have strong intercultural competencies and an international network of colleagues.

Apprentice Programs

Providing vocational training to young people has long been a centerpiece of E.ON's HR policy. As in the prior year, in 2004 E.ON again delivered on its commitment to social responsibility by implementing a vocational training initiative. The initiative, which supplements our existing training programs, gave 300 young people the opportunity to receive vocational training (60 as apprentices, 240 as interns). As of December 31, 2004, E.ON had 2,471 apprentices in Germany, 550, or 22.2 percent, of them women.

Apprentices in the E.ON Group

	Dec. 31, 2004
Central Europe	2,128
Pan-European Gas	262
Corporate Center/Other	8
Core energy business	**2,398**
Viterra	73
Total	**2,471**
Degussa	1,984


Apprentices in the E.ON Group
Percentages
Male
Female
Industrial/ Technical
67
4
Commercial/ Administrative
11
18
0
20
40
60

Job Grading

In 2004 we completed the job grading project for the E.ON Group's Top 200 executives. The project evaluated E.ON's top leaders using a uniform job grading system, thereby substantially enhancing transparency and comparability. The results form the foundation for a uniform compensation strategy, the first stage of which will be to harmonize near-term incentive plans. The next stage will involve evaluating 1,200 middle management positions. The transparency this establishes will make it easier to fill such positions throughout the group.

Employee and Executive Development

With E.ON becoming more international all the time, it is even more important to identify and support the development of emerging leaders across the group. Events such as E.ON Campus, discussion forums, und specially designed courses at E.ON Academy serve to prepare our emerging leaders to assume international management positions. Our goal is to establish an integrated, groupwide development process that supports our emerging leaders as they ascend the leadership hierarchy.

At the beginning of 2004 the Corporate Center took charge of the development of the group's Top 200 executives. The E.ON Board of Management is in a continual dialog with the Top 200, in order to ensure that key strategic decisions, discussions, projects, and their implementation benefit from the experience and expertise of all of the group's top leadership. The Corporate Center also implements systematic succession, career, and development planning for the Top 200 based on groupwide standards. Consistent and ongoing executive development helps to ensure that the group and its executives maintain and systematically enhance their performance.

E.ON Academy

E.ON Academy, the E.ON Group's corporate university, offers a leadership development curriculum specially developed for three categories of learners: executives, senior managers, and emerging leaders. In the year under review, 1,240 current and emerging leaders took part in the program.

The Academy serves the market units and business units as the group's competence center for executive development. In this role, it organized a range of training programs and professional conferences in 2004. Together, these events totaled 1,050 days of training.

As the group's Management Forum, the Academy designs and holds events at which E.ON executives can enter into an intellectual dialog with leading experts and opinion makers from the realms of business, science, politics, and culture.

Available to all E.ON employees, the Academy's online self-learning programs and its electronic management library consisting of approximately 20,000 articles and case studies are becoming increasingly popular.

E.ON InvestmentPlan Helps Employees Invest in Their Future

Since it was launched in 2000, the E.ON InvestmentPlan has been a notable success, giving E.ON employees in Germany the opportunity to invest in their future. It consists of an equity fund and a bond fund set up specifically for E.ON staff. Employees benefit from the plan's favorable investment terms. As of year end 2004 about 5,000 employees had invested in the equity fund and about 3,000 in the bond fund. The plan also gives employees the opportunity to purchase employee shares. In 2004 the stock purchase plan was again extremely popular, with 14,862 employees purchasing 211,815 shares of E.ON stock.

Working closely with the E.ON Group Works Council, we redesigned key components of the E.ON InvestmentPlan in 2004 to make it even more attractive and to increase its transparency. Starting in 2005 E.ON will make the terms of the employee stock purchase program even more generous in order to give employees a greater stake in their company's commercial success.

Pension Plans

Company contributions to employee pension plans, regardless of an individual plan's design or financing mechanism, represent an important component of an employee's financial security when he or she retires. Company pension plans are therefore a key HR tool to attract and retain employees. Pension plans must be fine-tuned on a regular basis in order to ensure that they remain up to date. For this reason, in 2004 E.ON Energie harmonized over 100 different plans, replacing them with a single company-sponsored pension plan.

As of December 31, 2004, the E.ON Group's projected benefit obligation (PBO) totaled €15.9 billion. After deduction of an unrecognized actuarial loss of €0.9 billion, 57 percent of our PBO is funded through provisions for pensions and 43 percent through plan assets. Our pension plans are on a solid financial footing.

European Works Council

In view of E.ON's ongoing internationalization, it is even more important that HR management adopts a cross-border approach. It is also necessary to adjust employee representative bodies and consultation processes to reflect the group's new organizational structure. To ensure that all of E.ON's employees in Europe are adequately represented, management and employee representatives reorganized the E.ON European Works Council (EWC). The first meeting of the new EWC's 25 delegates took place in November 2004.

E.ON Companies Honored for Exemplary HR Policies

The E.ON Group recognizes how important it is for employees to achieve a healthy balance between career and family. We are also committed to cultivating and maintaining a nondiscriminatory work environment. E.ON Ruhrgas was named one of Europe's best employers and, like E.ON Energie, was awarded a certificate of approval from the Hertie Foundation, a German charitable organization, for its family-friendly HR policies. LG&E Energy, the lead company of our U.S. Midwest market unit, received the U.S. Department of Labor's Exemplary Voluntary Effort Award for its policies to promote diversity in the workplace, thereby fostering flexibility, creativity, and innovation.

In 2004, at both the national and EU level, lawmakers once again initiated and enacted energy policy legislation. We monitor the legislative process closely and make our views known. In general, we support energy legislation and policies that achieve a balance between three central objectives: security of supply, environmental friendliness, and economically priced energy.

E.ON Supports Balanced Energy Policies


Environmental Friendliness
Security of Supply
Economically Priced Energy

Europe

Emission Allowance Trading

The purpose of EU-wide greenhouse gas (GHG) emission allowance trading, which went live on January 1, 2005, is to enable the EU to meet its GHG reduction commitments under the Kyoto Protocol (see the chart on page 34). In 2004 the member states—and our market units—were very active in preparing to participate in the emission trading scheme launched in 2005. The first Kyoto trading period will run from January 1, 2008, through the end of 2012. We anticipate that the experience gained in the 2005-2007 phase will result in modifications, both at the national and EU level, that will be incorporated into the scheme for the first Kyoto trading period.

Directive on Security of Supply

The EU directive concerning measures to safeguard the security of the natural gas supply entered into force on May 19, 2004. It must be transposed into national law within two years. Unlike the draft version prepared by the European Commission, the directive as adopted is in line with the subsidiarity principle, allowing member states to design their own security-of-supply policies as long as these policies are consistent with the directive's goals. The centerpiece of the directive is a crisis-management mechanism to deal with major supply disruptions. The three-staged process requires action to be taken by gas companies in the first instance, then, if necessary, by the member states, and, only as a last resort, by the EU itself.

Germany

Revision of the New Energy Law

In 2004 the energy policy debate in Germany centered around the revision of the New Energy Law which transposes into national law the EU directive on completing the internal market for electricity and gas adopted in 2003. Lawmakers have been debating this legislation in the German parliament since November 2004. The amended New Energy Law is expected to take effect in mid-2005.

The draft legislation calls for the establishment of an independent regulator to monitor grid access and grid fees. It also requires the unbundling of integrated utilities, which will affect our regional distribution companies. Furthermore, it institutes substantial reporting requirements for grid operators. Of particular importance are the law's provisions for grid access and grid fees for power and gas. The German federal government has recommended that the law incorporate many of the features of the electricity industry's current negotiated third-party access model as contained in the most recent association agreement *(VV II + Strom)*. The government recommends that Germany's gas industry adopt an entry-exit model for gas transport and distribution. The entry-exit model enables customers to book receipt and delivery points separately, in different volumes, and for different time periods. The government also recommends giving RegTP (the federal agency responsible for regulating Germany's telecommunications, postal, and parcel delivery sectors) regulatory oversight over the country's electricity and gas industries.

The debate is currently focused on the calculation of fees for power and gas transmission and distribution services. The German federal government recommends that grid fee increases be subject to prior approval by the regulatory authority. The *Bundesrat*, which represents the interests of the federal states in Germany's legislative process, issued a statement on the amended New Energy Law in which it backed the prior approval of all grid fees. The German federal government recommends that the regulator, after comparing grid operators' price structures, reduce the fees charged by inefficient operators in order to increase the pressure on them to enhance efficiency. The government also recommends that the regulatory authority be tasked with designing an incentive scheme that rewards energy companies for enhancing their efficiency beyond the industry average. The energy industry is prepared to play a constructive role in developing such an incentive scheme. Another topic of current debate is whether and how the regulatory authority should apply a comparative market analysis to the operations of regional gas companies.

Support for Renewable Energies

The amended Renewable Energy Law took effect on August 1, 2004. It calls for renewables to account for at least 20 percent of Germany's total electricity output by the year 2020. The amended law contains a national burden-sharing mechanism for load balancing costs and for managing the delivery of renewable-source electricity onto the grid. These measures will improve the integration of renewables into Germany's electricity supply system. Nevertheless, the amended law continues to subsidize renewables by means of guaranteed minimum tariffs. It also establishes numerous surcharges to compensate renewable generators who operate at a geographic or technical disadvantage. All in all, the amended Renewable Energy Law will lead to a further increase in renewables subsidies and consequently to higher energy costs for consumers. A study organized by the German Energy Agency warns that further growth in renewables could seriously threaten the country's security of supply unless the capacity of its power grid is substantially enhanced. We believe that support for renewables must be more efficient and more market based in order to reduce the financial burden on electricity consumers and to make renewables economically viable.

United Kingdom

The centerpiece of the U.K. government's energy and environmental policy is climate protection, which it intends to make a key issue of its G8 presidency and its chairmanship in the EU Council of Ministers in the second half of this year.

In April 2004 the U.K. government announced a plan to improve energy efficiency and also issued a strategy paper on combined heat and power generation with the goal of reducing GHG emissions and energy consumption. The government also instituted an energy-efficiency program that will run from 2005 through 2008. Under the new program, energy suppliers will have to double their investments in energy-saving measures in the residential segment.

The U.K. government intends to increase the renewables obligation. By 2016 electricity retailers must obtain from renewable sources 15.4 percent of the electricity they supply. In this technology-neutral approach to promoting renewables, market forces will determine which generating technologies meet the obligation most efficiently and economically.

The Energy Act 2004 took effect in July 2004. The new law calls for the Scottish electricity market to be integrated into the competitive electricity market currently comprising England and Wales. Integration of Scotland's wholesale electricity market and access to its transmission system are expected to take place on April 1, 2005.

Distribution customers are billed on the basis of published tariffs, which are set by the company and adhere to Ofgem's price control formulas. The existing price controls are due to be reset with effect from April 1, 2005. Ofgem began work to review these price controls in 2002. In November 2004 the electricity distribution price control review culminated with Ofgem's final proposals for the new price controls which will run from April 2005 until March 2010. The final proposals set out the allowed income for investing in and operating the network as well as five-year performance targets. This has been accepted in principle by all the electricity distribution companies in the United Kingdom, including Central Networks.

Sweden

In April 2004 the Swedish government and nuclear power plant operators started negotiations to determine the plants' remaining operating lives. In mid-October 2004 the government broke off the negotiations and ordered the closure of Barsebäck II nuclear power station effective May 31, 2005. As compensation for the closure of Barsebäck II, Sydkraft's ownership interest in Ringhals nuclear power station will be increased from 25.8 percent to 29.6 percent. The closure of Barsebäck II will make it necessary to run additional fossil-fuel-fired generating facilities in southern Sweden and to increase the capacity of the transmission system in order to move energy over greater distances.

Swedish grid regulation is currently being revised. The legislative proposals have met with stiff opposition from the electricity industry and, if enacted in their present form, would result in numerous lawsuits.

In 2004 Swedish lawmakers passed legislation that requires monthly meter reading for all electricity customers starting in July 2009. The new law will make it necessary to install 5.2 million new meters.

Frank Rösener is a technophile—both on the job and off. Head of Network Operations at E.ON Westfalen Weser, he participated in a pilot project designed to manage the deployment of power line maintenance crews.

"Modern communications technology makes a lot of things easier. With the help of E.ON@future, E.ON Energie's regional distribution companies worked together to develop a system to provide power line technicians and maintenance crews with the details of their daily assignments. Before leaving for work, they use their home computer to access a description of their tasks for the day. This means they can drive straight to where they're needed. At the job site, they use a mobile communications device to file reports on the work they've completed. Now we're sharing the results of our work with the other market units so that power line technicians E.ON-wide can take advantage of the system."





Central Europe Market Unit

→ Adjusted EBIT up 21 percent
→ Market position in Central Europe West strengthened
→ Position in Central Europe East enlarged
→ 2005 Adjusted EBIT expected to be slightly above prior-year level

Central Europe			
€ in millions	2004	2003[1]	+/- %
Sales	20,752	19,253	+8
thereof energy taxes	1,051	1,015	+4
Adjusted EBITDA	4,908	4,471	+10
Adjusted EBIT	3,602	2,979	+21
ROCE (in %)	21.3	17.5	+3.8[2]
Cost of capital (in %)	9.0	9.9	-0.9[2]
Cash provided by operating activities	2,938	4,081	-28
Investments	2,527	2,126	+19
Employees (at year end)	36,811	36,576	+1

[1]*Pro forma figures according to the new market unit structure.*
[2]Change in percentage points.

Led by E.ON Energie, this market unit operates our integrated electricity business and downstream gas business in Central Europe.

With operations in Germany and the Netherlands, the Central Europe West Power and Gas business unit engages in:

- conventional, nuclear, and hydroelectric generation
- electric transmission via its high-voltage and ultra-high-voltage wires network
- regional distribution of electricity, gas, and heat
- power trading and electricity, gas, and heat marketing.

The Central Europe East business unit consists of our shareholdings in regional energy utilities in this geographic area. In 2004 we had shareholdings in the Czech Republic, Slovakia, and Hungary.

In 2004 E.ON Energie supplied power and gas to about 14 million customers, about 5.5 million of them in Central Europe East. These figures include key minority shareholdings.

Integration of New Companies and Optimization of Existing Portfolio

As part of the implementation of our new market unit structure, E.ON Energie took ownership of shareholdings in gas distribution companies in southern Germany, the Czech Republic, and Hungary that were formerly held by E.ON Ruhrgas and Thüga. E.ON Energie's ownership interest in Sydkraft and E.ON Finland was transferred to the newly created Nordic market unit. Thüga was transferred to the Pan-European Gas market unit.

In the Central Europe West Power and Gas business unit, E.ON Energie continued to integrate the power and gas operations of its subsidiaries. Six of our seven regional utilities in Germany now offer both power and gas service.

E.ON Energie further strengthened Central Europe East's market positions in power and gas supply and selectively enlarged its portfolio through acquisitions in Bulgaria and its plans to enter the Romanian market.

At the same time, E.ON Energie successfully completed a number of projects aimed at enhancing integration and operational excellence. The projects involved the development of standardized business processes for power and gas operations at our shareholdings in Hungary, Slovakia, and the Czech Republic. One of the main objectives was to put in place a new organizational structure that would enable us to easily integrate our gas companies in the region should we obtain majority ownership of these companies.

Position in Central Europe West Strengthened

We further strengthened our position in the German market, in part through the further development of E.ON Bayern. The addition of approximately 100,000 customer accounts in early 2004, which E.ON Bayern obtained when it took ownership of Thüga's electricity operations, significantly enlarged the company's business. In March 2004 E.ON reached an umbrella settlement agreement which brought to an end various lawsuits *(Spruchstellen- und Klageverfahren)*. These included the lawsuits contesting the squeeze out at E.ON Bayern. The squeeze out was subsequently executed, and E.ON Energie acquired ownership of the E.ON Bayern shares in question on July 1, 2004, the date the transaction was entered into the Commercial Register.

E.ON Energie was also successful in enlarging its ownership interest in Avacon. Following the complete integration of Ferngas Salzgitter (FSG) into the Central Europe market unit, Avacon and FSG were merged. E.ON Energie's ownership interest in Avacon increased to 69.6 percent in December 2004 when the transaction was entered into the Commercial Register.

Thüringer Energie (TEAG) further improved its position at a number of municipal utilities. In 2004 E.ON's ownership interest in five municipal utilities in Thuringia, which had formerly been divided between TEAG and Thüga, was concentrated at TEAG. The move will enable TEAG to strengthen its strategic position by integrating its operations more closely with the municipal utilities and to simplify decision-making processes.

In January 2004 E.ON Energie sold its ownership interest in EWE to the company's two principal shareholders, Energieverband Elbe-Weser Beteiligungsholding and Weser-Ems Energiebeteiligungen. The transaction marked the completion of all of the disposals required under ministerial approval for E.ON's acquisition of Ruhrgas.

Optimization and Targeted Growth at Central Europe East

E.ON Energie strengthened and expanded its existing shareholdings at the Central Europe East business unit. In autumn 2003 we succeeded in obtaining majority ownership of JME and JCE, electric distribution companies operating in the Czech Republic. In December 2004 we increased our ownership in JME to 99 percent and in JCE to 98.7 percent. Together, this gives us a 22 percent share of the Czech electric distribution market. In 2004 we initiated efficiency-enhancement measures to reduce costs. In an effort to further concentrate our operations in the Czech Republic, ownership of our stake in ZCP, a gas company, was transferred from E.ON Ruhrgas to E.ON Energie.

In 2004 we implemented a number a projects at ZSE, an electric distribution company operating in Slovakia, aimed at enhancing business processes in preparation for the introduction of customer choice in the industrial and commercial segment, which took effect in January 2005. E.ON Energie's 49 percent stake in ZSE gives it management control of the company. ZSE has a roughly 40 percent share of Slovakia's electricity market.

E.ON Energie's 45 percent share of Hungary's electricity market makes it the industry leader. In mid-2004 all our Hungarian subsidiaries were rebranded to E.ON and rapidly achieved a high degree of name recognition. E.ON Hungária acquired the outstanding shares in the electric utilities Edász, Dedász, and Titász and now owns 100 percent of all three companies. The acquisitions were followed by a delisting and squeeze outs in order to reduce the companies' domestic reporting requirements and to pave the way for restructuring measures. Full customer choice was introduced in Hungary's industrial and commercial segment on July 1, 2004. Our power marketing company, which now operates in a fully liberalized market, is making a significant contribution to the positive development of our business in Hungary. In addition, we concentrated our downstream gas operations in Hungary. Ownership of our minority stake in Fögáz, the Budapest municipal gas utility, was transferred from E.ON Ruhrgas to E.ON Hungária.

E.ON Energie intends to increase its minority interest in DDGáz, a gas utility, to a majority interest. The transaction is subject to antitrust approval. E.ON Energies also intends to increase its current 31.2 percent stake in Kögáz by means of an asset swap. Successful closure of the transaction would give E.ON Energie a majority stake in Kögáz.

Bulgarian Market Entry

The preparations to enter the Bulgarian market were among the highlights of E.ON Energie's international operations in 2004. E.ON Energie acquired Varna and Gorna Oryahovitza, regional distribution companies operating in northeastern Bulgaria. Together, the two companies supplied 1.1 million customers with 4.9 billion kWh of electricity and generated approximately €215 million in sales in 2003. They have an aggregate 25 percent share of the Bulgarian distribution market, giving E.ON a strong position in Bulgaria's electricity sector. The negotiations with Bulgaria's privatization agency were completed in late October 2004. Immediately after financial closing of the transaction in the first half of 2005, our 67 percent stake in each of the regional distribution companies will be transferred from E.ON Energie to the newly founded E.ON Bulgaria. Headquartered in Bulgaria, this company will manage the further development of this market and also coordinate integration projects.

We also expect to enter the Romanian market soon. E.ON Energie completed the negotiations to acquire a majority ownership interest in Electrica Moldova, a regional electric utility. In 2003 Electrica Moldova supplied 1.3 million customers with 4 billion kWh of electricity and generated approximately €200 million in sales. It has a roughly 11 percent share percent share of the Romanian distribution market. We expect the agreement to be signed and the shares transferred in the second quarter of 2005. Electrica Moldova's service territory overlaps the service territory of Distrigaz Nord, a gas utility in which E.ON Ruhrgas plans to acquire 51 percent.

Power Procurement and Sales

Power Procurement[1]

Billion kWh	2004	2003[2]	+/- %
Owned generation	131.3	137.1	-4
Purchases	123.0	103.9	+18
from jointly owned power stations	11.2	10.6	+6
from outside sources	111.8	93.3	+20
Power procurement	**254.3**	**241.0**	**+6**
Transmission losses	-10.2	-9.2	-
Power sales	**244.1**	**231.8**	**+5**

[1]Excludes energy trading operations.
[2]Pro forma figures according to the new market unit structure.

Central Europe met about 52 percent of its power requirements with electricity from its own generation assets, compared with 57 percent in the previous year. In its generation business, Central Europe is able to capitalize on the advantages of a balanced energy resource portfolio. Compared with the prior year, Central Europe procured around 19 billion kWh more electricity from jointly owned power stations and outside sources. This increase is principally attributable to the inclusion of JME and JCE for the entire year under review and to the purchase of larger volumes of renewable-source electricity subsidized under Germany's Renewable Energy Law. Additionally, lower nuclear output following the shutdown of Stade nuclear power station in late 2003 was responsible for some of the increase in power purchases.

Power Sales by Customer Segment[1]

Billion kWh	2004	2003[2]	+/- %
Residential and SME	41.1	39.4	+4
Industrial and commercial	72.1	62.6	+15
Sales partners	130.9	129.8	+1
Power sales	**244.1**	**231.8**	**+5**

[1]Excludes energy trading operations.
[2]Pro forma figures according to the new market unit structure.

In 2004 Central Europe sold approximately 12 billion kWh more electricity than in the previous year, due mainly to the inclusion of JME and JCE, regional distribution companies operating in the Czech Republic, which together accounted for 9 billion kWh of the increase.

Sources of Owned Generation		
Percentages	2004	2003
Nuclear	46.9	47.4
Hard coal	33.7	33.0
Lignite	6.5	7.2
Hydro	5.5	4.8
Other	7.4	7.6

In 2004 Central Europe's nuclear and coal-fired power stations were responsible for 80.6 percent of owned generation, compared with 80.4 percent in 2003. Higher availability at our nuclear fleet did not fully compensate for the absence of Stade nuclear power station, with the result that nuclear's share of owned generation declined slightly. Generation from hard coal rose by 0.7 percentage points, while generation from lignite declined by 0.7 percentage points. Hydroelectric power's share of owned generation increased to 5.5 percent in 2004 from 4.8 percent in 2003, when a summer heat wave resulted in lower water levels. The share of electricity produced from other sources declined from 7.6 percent to 7.4 percent.

Gas Sales by Customer Segment[1]			
Billion kWh	2004	2003[2]	+/- %
Residential and SME	29.0	31.2	-7
Industrial and commercial	42.1	43.2	-3
Sales partners	31.8	38.0	-16
Gas sales	**102.9**	**112.4**	**-8**

[1]Excludes energy trading operations.
[2]Pro forma figures according to the new market unit structure.

Gas sales at Central Europe's regional utilities declined by 9.5 billion kWh from the prior year, due in part to relatively milder temperatures in the first quarter. Moreover, competition grew noticeably keener, particularly in the sale partners and the industrial and commercial segments. Some of the customers in these segments are beginning to diversify their gas procurement by buying a portion of their gas in the liberalized market.

Financial Highlights by Business Unit[1]	Central Europe West				Central Europe East		Other/Consolidation		Central Europe	
	Power		Gas							
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
Sales[2]	14,597	13,662	2,979	3,152	1,877	1,308	248	116	19,701	18,238
Adjusted EBITDA	3,784	3,622	511	484	377	262	236	103	4,908	4,471
Adjusted EBIT	2,996	2,530	315	289	235	172	56	-12	3,602	2,979

[1]Pro forma figures for 2003 according to the new market unit structure.
[2]Excludes energy taxes; energy trading activities are recognized net.

Sales and Adjusted EBIT Higher

Central Europe grew sales by 8 percent relative to the prior year. About one third of the increase is attributable to the inclusion of JME and JCE for the entire year under review. Other positive factors were the recovery of electricity prices in Germany and higher sales volumes of electricity subsidized under Germany's Renewable Energy Law. Central Europe reported a primarily weather-driven decline in gas sales.

Adjusted EBIT rose €623 million year-on-year. The above table shows Central Europe's development by business unit.

Central Europe West Power grew adjusted EBIT by €466 million, or 18 percent. Approximately €150 million of this increase is attributable to the reversal of provisions resulting in part from a court decision expressly granting the right to pass on additional costs relating to the Renewable Energy Law and the Cogeneration Protection Law and from the reversal of provisions for refunds for allegedly excessive grid access fees. Prior-year results were negatively affected by balance area settlement payments, which did not arise in 2004 due to the implementation of operational improvements. Absent these nonrecurring effects, adjusted EBIT would have risen roughly 8 percent.

Positive factors contributing to this increase included the passthrough of higher wholesale electricity prices to end customers and slightly higher sales volumes. A further driver was a reduction in costs for nuclear fuel and nuclear waste management. Countervailing factors included higher expenditures for conventional fuel and expenditures for external obligations in grid operations. Moreover, prior-year results were positively affected by a market-driven increase in trading earnings.

Adjusted EBIT at Central Europe West Gas was €26 million above the prior-year figure. The lower, weather-driven sales volume in 2004 was counteracted by stable sales prices and optimized procurement management.

Central Europe East grew adjusted EBIT by €63 million on the back of higher margins in Hungary and the inclusion of JME and JCE for the entire year under review.

Adjusted EBIT reported under Other/Consolidation increased by €68 million year-on-year, due mainly to the reversal of provisions.

Active on All Major Power Exchanges in Continental Europe

E.ON Sales & Trading (EST) operates in the wholesale market. EST trades power and markets it to large customers. The power marketing business developed positively in 2004. EST cemented its strong position in Germany and successfully positioned itself in neighboring European markets, particularly in France and Austria.

EST's power trading operation makes a key contribution to optimizing the deployment of Central Europe's generation portfolio and managing its electricity procurement across the entire European power market. EST trades electricity on all major power exchanges in Continental Europe and is one of the leading trading firms in the Central European energy market. EST focuses its trading operations on Germany, Austria, the Benelux countries, and France. Other important markets include southern and eastern European countries such as Italy, Hungary, the Czech Republic, and Slovakia. EST has completed the preparations necessary to ensure that the Central Europe market unit was able to begin emission allowance trading in 2005 smoothly and efficiently and is ready to begin certificate trading operations. As a trading platform, EST serves as the interface with the certificate market. It will also offer a range of services to companies affected by emission allowance trading.

Power Trading Volume

Billion kWh	2004	2003	+/-%
Sales	162.7	208.9	-22
Purchases	146.8	202.7	-28
Total	**309.5**	**411.6**	**-25**

The graphs on the next page show the price trends on Germany's forward and spot electricity markets.


Forward Electricity Prices in Germany
Year-ahead contract, € per MWh
Baseload: 24 hrs/day, Mo-Su
Peakload: 9am-8pm, Mo-Fr
50
45
40
35
30
25
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
10/1/04
1/1/05


Spot Electricity Prices in Germany
Spot contract, € per MWh
Baseload: 24 hrs/day, Mo-Su
Peakload: 9am-8pm, Mo-Fr
60
50
40
30
20
10
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
10/1/04
1/1/05

Balanced Resource Portfolio

In the 2004 financial year Central Europe's nuclear fleet once again operated safely and reliably, achieving an average availability of 90.5 percent. This performance again ranked us among the world's premier nuclear generators. Total generation amounted to 62 billion kWh.

Attributable Generation Capacity

Megawatts	Dec. 31, 2004	Dec. 31, 2003[1]
Nuclear	8,473	8,473
Lignite	1,313	1,313
Hard coal	7,510	7,416
Natural gas	3,849	3,487
Oil	1,152	1,152
Hydro	3,113	3,108
Other	191	181
Germany	**25,601**	***25,130***
Hard coal	1,040	1,040
Natural gas	895	786
Other	6	6
International	**1,941**	**1,832**
Total	**27,542**	**26,962**

[1]Pro forma figures according to the new market unit structure.

In Germany, Central Europe owns and operates conventional (coal, gas, oil, and biomass) generating facilities with a combined output capacity of approximately 15,000 MW. Together, these facilities deliver about 50 billion kWh of energy onto the public grid, ranking Central Europe among the country's biggest conventional generators. Central Europe is well positioned for the start of emission allowance trading. It further intensified the measures, begun four years ago, to reduce CO_2 emissions. Farge power station and four new biomass facilities will prevent a total of 580,000 metric tons of CO_2 from entering the atmosphere.

Central Europe owns and operates 88 hydroelectric power plants and operates an additional 45, providing it with an economically priced and environmentally benign source of electricity. Generation at run-of-river and pumped-storage generating units totaled roughly 8 billion kWh in the period under review, about 2 percent less than in an average year. The decline results primarily from below-average runoff from ice and snow in the spring and from lower overall precipitation levels in the first half of 2004.

International Transmission Hub for Electricity Movements

E.ON Netz, which owns and operates Central Europe's electric transmission system in Germany, is an open-access operator, offering transmission services to all customers under the same terms. In 2004 more than 200 electricity suppliers used Central Europe's wires network as a pathway to move a total of 138 billion kWh of electric energy. Peak demand in 2004 was 21,185 MW, 1.8 percent above the prior-year figure.

At more than 150,000 square kilometers, E.ON Netz's service territory covers more than 40 percent of Germany. Its wires network, which is approximately 32,500 circuit-kilometers in length (380/220/110 kV), transmits electricity safely and reliably for as many as 20 million people. It serves as an international electricity hub, offering high-capacity interconnections with other power systems in Germany and with the power systems of neighboring countries such as Denmark, the Netherlands, Austria, and the Czech Republic.

The electricity grid had no significant service disruptions in 2004. Nevertheless, the continued increase in the amount wind-generated electricity raises the question of how to ensure the stability of Germany's power system. Though overall growth rates have slowed, at times the significant volumes of wind power delivered onto E.ON Netz's control area, particular in northern Germany, push the wires and other technical equipment to the limits of their capacity.

Investments

Central Europe invested €2.5 billion in 2004, 19 percent more than the prior-year figure of €2.1 billion. Capital expenditures for intangible assets and property, plant, and equipment totaled €1.4 billion, compared with €1.3 billion in the prior year. The greater part of capital expenditures for property, plant, and equipment went toward power generation and distribution assets at Central Europe West.


Investments by Business Unit
€ in millions
2004
2003
Central Europe West (CEW)
1,532
1,274
CEW Power
1,410
1,005
CEW Gas
122
269
Central Europe East
605
563
Other/ Consolidation
390
289
Central Europe
2,527
2,126
0
1,000
2,000

Financial investments of €1.1 billion were also slightly higher than in the prior year. A key project was the takeover of FSG along with the subsequent acquisition of additional FSG shares in preparation for the company's merger with Avacon. Capital expenditure at Central Europe East is principally attributable to payments relating to the acquisition of the Bulgarian regional distribution companies Varna and Gorna Oryahovitza as well as internal transactions. In addition, E.ON Energie acquired additional equity in the Czech Republic's JME und JCE and, as part of a squeeze out, in Dedász, Edász, and Titász, Hungarian energy utilities that were already fully consolidated E.ON companies.

New Technologies

The operation of electric generation, transmission, and distribution assets is an important foundation of Central Europe's business. In view of upcoming investments necessary to modernize its generation fleet and wires network, this market unit knows that its ability to produce reliable estimates of the future economic significance of technical innovations is a key success factor. For this reason, Central Europe participates in domestic and international research initiatives in energy technology and carries out its own projects to test new technologies. These experiments focus on enhancing efficiency along the entire energy value chain, from energy resources to the energy used in customers' homes and businesses.

E.ON Energie has long been involved in projects designed to improve the efficiency of the next generation of large-scale generating units. One current research area is the testing of components made of new high-temperature materials as part of an effort to develop a steam power station that can operate at 700 degrees Celsius. The tests are being performed under real operating conditions at the Scholven experimental power plant.

E.ON Energie is also conducting research into new energy technologies in the following areas:

- It participates in a number of the projects that form COORETEC, an initiative launched by the German Federal Ministry for Economy and Labor to develop technologies to capture CO_2 in fossil-fuel-fired power plants.
- It partners with universities in several of the projects of Power Plant for the 21st Century, an initiative launched by Bavaria and Baden-Württemberg to refine the design of the next generation of coal- and gas-fired power plants and of small-scale cogeneration facilities.
- Each year it invests several million euros in research projects that serve to maintain the high safety standards of Germany's nuclear power stations.
- It is carrying out field tests and demonstration projects to evaluate over 40 different types of fuel cells (with electric capacities ranging from 1 kW to 250 kW) for both in-home energy supply and industrial cogeneration.

Outlook

Based on Central Europe's extremely good results in 2004, which benefited substantially from nonrecurring effects, we expect this market unit's adjusted EBIT to be slightly above the prior-year level. We expect to compensate for the nonrecurring effects from 2004 and for the risks to our grid operations stemming from Germany's new regulatory agency by implementing groupwide optimization programs, realizing regional synergies, and achieving operating improvements.

Pan-European Gas Market Unit

→ Adjusted EBIT slightly under prior-year figure
→ Market position strengthened in Central and Eastern Europe
→ Increase in adjusted EBIT forecast for 2005

Pan-European Gas			
€ in millions	2004[1]	2003[1]	+/- %
Sales	14,426	12,973	+11
thereof gas and electricity taxes	2,923	2,555	+14
Adjusted EBITDA	1,900	1,896	-
Adjusted EBIT	1,428	1,463	-2
ROCE (in %)	9.4	10.6	-1.2[2]
Cost of capital (in %)	8.2	9.0	-0.8[2]
Cash provided by operating activities	1,016	1,027	-1
Investments	660	667	-1
Employees (at year end)	11,520	11,686	-1

[1] *Pro forma figures according to the new market unit structure;* results are for the period February 1 - December 31, 2003.
[2] Change in percentage points.

The Pan-European Gas market unit is engaged in the upstream and midstream gas business in Europe. It also holds a number of mostly minority shareholdings in the downstream gas business. The lead company is E.ON Ruhrgas, which is responsible for managing the market unit's vertically integrated gas business. E.ON Ruhrgas E&P operates upstream in gas exploration and production. E.ON Ruhrgas AG operates midstream in gas procurement, sales, and storage and owns a gas transport system that it maintains and optimizes. E.ON Ruhrgas Transport markets gas transport services. E.ON Ruhrgas International and Thüga are responsible for managing downstream shareholdings. Thüga's portfolio consists primarily of minority stakes in regional energy utilities in Germany and majority stakes in regional energy utilities in Italy. E.ON Ruhrgas International has ownership interests in energy utilities in other European countries.

Conditions of Ministerial Approval Fulfilled

Pursuant to the conditions of the ministerial approval of our Ruhrgas acquisition, in late January 2004 we sold our 42.1 percent ownership interest in VNG-Verbundnetz Gas, Leipzig. The buyers were Oldenburg-based EWE, which purchased shares giving it a 32.1 percent stake in VNG, and 11 municipal utilities based in eastern Germany, which together purchased our remaining 10 percent stake in VNG. The transaction marked the completion of all of the disposals required under the ministerial approval.

A competition-related requirement of the ministerial approval is the Gas Release Program (GRP). Under the GRP, E.ON Ruhrgas must auction, in six separate annual tranches, a total of 200 billion kWh of the natural gas it procures under long-term import contracts. In the second auction, which took place in May 2004, E.ON Ruhrgas offered approximately 35 billion kWh of natural gas from its long-term contracts. Seven bidders were awarded supply volume in the Internet-based auction.

Groupwide Cooperation

E.ON Ruhrgas's integration into the E.ON Group has resulted in a number of changes in the market units' responsibilities. In January 2004 E.ON UK assumed responsibility for industrial customers in Britain formerly served by E.ON Ruhrgas. In consultation with E.ON UK, E.ON Ruhrgas is involved in the construction of additional gas transport capacity to Great Britain. In addition, E.ON Ruhrgas acquired a 20 percent ownership interest in the company constructing a new, 235 km offshore gas pipeline between northern Holland and Great Britain. In addition, E.ON Ruhrgas concluded long-term supply contracts with the U.K. and Nordic market units. Deliveries under the ten-year contract with E.ON UK began in October 2004.

Sweden's Sydkraft will begin receiving gas deliveries from E.ON Ruhrgas in October 2005. In a cooperative arrangement with Sydkraft, E.ON Ruhrgas began supplying gas to a new industrial customer in Denmark. It is also concluded new supply contracts with a Danish reseller.

In mid-2004 E.ON Ruhrgas began supplying a portion of the gas needs of the Thüga Italia Group. It also concluded new contracts to supply additional volumes to Italian resellers and an industrial customer.

In fall 2004 E.ON Ruhrgas took over operational management of Lehrte underground gas storage facility which had previously been operated by Avacon, an E.ON Energie subsidiary. This move will enable us to successfully leverage synergies within the group.

As a result the E.ON Group's best-practice programs, companies from the Central Europe market unit will in the future use a standards database developed and used by E.ON Ruhrgas. The system gives all employees access to a centralized, up-to-date database of technical standards.

Acquisitions in Central and Eastern Europe

In line with the E.ON Group's strategy of strengthening its market position in Central and Eastern Europe through targeted acquisitions, in October 2004 E.ON Ruhrgas concluded an agreement to acquire a majority ownership interest in Distrigaz Nord, a gas distribution company operating in Romania. Under the privatization agreement, E.ON Ruhrgas will acquire a 30 percent stake in Distrigaz Nord for €125 million. The stake will increase to 51 percent by means of a capital increase of €178 million. Romania will retain the remaining 49 percent.

In November 2004 E.ON Ruhrgas concluded an agreement to acquire a majority ownership interest in the gas business of Budapest-based Mol, Hungary's largest oil and gas company. The deal gives E.ON Ruhrgas a 75 percent stake (less one share) in Mol's gas trading and storage businesses and a 50 percent stake in a gas importer. Subject to the approval of the relevant authorities, the transaction is expected to close in the second half of 2005. In addition, Mol has a put option with a two-year exercise period to sell E.ON Ruhrgas up to 75 percent (less 1 share) of its gas transport business and the remaining 25 percent (plus one share) in its gas storage and gas trading operations. The transaction has aggregate value of up to €2.1 billion.

Gas Price Movements in 2004

Global energy prices rose significantly in 2004, though natural gas prices rose less steeply than oil prices. Like other gas companies, E.ON Ruhrgas adjusted its sales prices in 2004 to reflect higher price levels. Natural gas import prices, which are mainly set by long-term contracts that are linked to oil-price movements, are subject to substantially less price volatility than natural gas procured on the spot market.

Gas Sales of E.ON Ruhrgas AG

Although competition on the natural gas market became even more intense in 2004, E.ON Ruhrgas maintained its leading position in the German market and significantly expanded its business in other European countries. In the period under review, E.ON Ruhrgas AG sold a total of 641.4 billion kWh of gas, 24 billion kWh, or 3.9 percent, more than in the previous year. The increase is primarily attributable to higher sales volumes outside Germany. Effective January 2004 E.ON Ruhrgas changed the way it reports gas sales volume, in part due to the unbundling of the gas transport business operated by E.ON Ruhrgas Transport. Gas transported for third parties is no longer included in E.ON Ruhrgas AG's sales volume. Adjusted to reflect the new reporting standards, E.ON Ruhrgas AG sold 617.4 billion kWh of gas in 2003. Deliveries to customers outside Germany totaled 87.6 billion kWh in 2004. This roughly 35 percent increase year-on-year resulted primarily from an increase in short-term trading and in gas sales to the United Kingdom, Austria, and Switzerland. In 2004 E.ON Ruhrgas AG made its first gas deliveries to customers in Denmark and Italy. It also further increased gas deliveries to France. Due to the disproportionate growth in the international business, exports as a share of E.ON Ruhrgas AG's total gas sales increased from 10.6 percent to 13.7 percent. In addition to the countries already named, E.ON Ruhrgas AG exported gas to the Benelux states, Liechtenstein, Hungary, Poland, and Sweden. In the year under review, E.ON Ruhrgas AG supplied gas to customers in 13 different countries.

Gas Sales[1]

Billion kWh	2004	2003	+/- %
First quarter	211.2	226.5	-7
Second quarter	125.4	112.8	+11
Third quarter	105.8	82.2	+29
Fourth quarter	199.0	195.9	+2
Gas sales	**641.4**	**617.4**	**+4**

[1]Gas sales of E.ON Ruhrgas AG for January 1 - December 31 for both years shown.

Customer Structure

As in previous years, regional gas companies constituted E.ON Ruhrgas AG's largest customer segment, accounting for 51 percent of total gas sales in 2004, compared with 53 percent in 2003. In the year under review, 24 percent of total sales went to municipal utilities, compared with 26 percent in 2003. Deliveries to industrial customers accounted for 11 percent of total sales.

Gas Sales by Customer Segment

Billion kWh — Total: 641.4 billion kWh



328.7 Regional gas companies
156.1 Municipal utilities
69.0 Industrial customers in Germany
87.6 Sales outside Germany

Gas Sales at Downstream Shareholdings

Gas sales of companies in which E.ON Ruhrgas International and Thüga have a majority ownership interest rose by 10 percent. The significant increase reported by Thüga is primarily attributable to the inclusion of certain Thüga Italia companies for the entire year under review (compared with just 11 months in 2003) and to changes in Thüga Italia's scope of consolidation. E.ON Ruhrgas International's gas sales developed in line with the overall market.

Gas Sales at Downstream Shareholdings[1]

Billion kWh	2004	2003	+/- %
Thüga	20.9	16.3	+28
E.ON Ruhrgas International	30.1	30.1	-
Gas sales at Downstream Shareholdings	**51.0**	**46.4**	**+10**

[1]Unconsolidated gas sales.

Financial Highlights by Business Unit[1]

	Up-/Midstream		Downstream Shareholdings		Other/ Consolidation		Pan-European Gas	
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003
Sales	9,274	8,360	1,358	1,326	871	732	11,503	10,418
Adjusted EBITDA	1,142	1,159	634	616	124	121	1,900	1,896
Adjusted EBIT	862	923	486	484	80	56	1,428	1,463

[1]Figures for 2003, which encompass the period February 1 - December 31, are pro forma according to the new market unit structure. *Figures in this table do not include gas or electricity taxes.*

Sales Higher, Adjusted EBIT Slightly Lower Year-on-Year

E.ON's Consolidated Financial Statements include sales and earnings figures for E.ON Ruhrgas and Thüga for all 12 months of 2004. For 2003 they include pro forma 11-month results for E.ON Ruhrgas and pro forma 12-month results for Thüga.

Net of gas and electricity taxes, Pan-European Gas grew sales by 10 percent, from €10,418 million in 2003 to €11,503 million in 2004. At all business units, the increase is mainly attributable to the inclusion of E.ON Ruhrgas for the entire year under review.

Adjusted EBIT declined in 2004 by €35 million, or 2 percent. Pan-European Gas's business units showed the following development:

Adjusted EBIT of the Up-/Midstream business unit declined by €61 million. The main negative factors were lower earnings from demand charges due to the higher temperatures and price effects due to the fact that reference prices are tracked more rapidly on the procurement side than the sales side. Changes to the scope of consolidation (the first-time inclusion of E.ON Ruhrgas Norge) and volume effects were positive factors.

The Downstream business unit grew adjusted EBIT by €2 million. The absence of earnings streams from VNG and Bayerngas, which were sold in 2003 and 2004, respectively, was more than compensated for by higher equity earnings in 2004.

Adjusted EBIT reported under Other/Consolidation rose by €24 million. Prior-year adjusted EBIT was negatively impacted by a nonrecurring charge stemming from the purchase-price allocation. The absence of this charge was the main factor behind the increase in 2004.

Trend Continues towards Gas for Space Heating

In 2004 residential customers continued to turn to natural gas as a modern and environmentally friendly source of energy for space heating. Nearly 300,000 new residential customers in Germany opted for a gas-fired space heating system in 2004, so that by the end of the year approximately 47 percent of homes were heated with natural gas. About 75 percent of all residential building permits granted in 2004 were for housing with gas-fired space heating, on par with the high prior-year figure. Natural gas thus further extended its leading position in the home heating market.

Russia and Norway Biggest Suppliers in 2004

E.ON Ruhrgas AG purchased 646 billion kWh of natural gas from domestic and foreign producers in the year under review. Russia and Norway were the two biggest suppliers. Long-term supply contracts, in which producers and importers share price risks fairly, form the backbone of E.ON Ruhrgas's natural gas purchasing operation. These contracts are supplemented by short-term trading transactions, mainly in the United Kingdom, to optimize E.ON Ruhrgas's purchase portfolio.

Gas Purchases by Region[1]

Billion kWh	2004	%
Russia	201.3	31
Norway	169.6	26
Netherlands	124.1	19
Germany	108.6	17
United Kingdom	22.8	4
Denmark	19.3	3
Other	0.3	-

[1]Gas purchases of E.ON Ruhrgas AG. Total: 646 billion kWh.

Pipeline System Extended

In the year under review, E.ON Ruhrgas increased its pipeline system to a total length of 11,280 km. E.ON Ruhrgas monitors and maintains a total of 12,655 km of pipe, including 1,072 km for other companies. E.ON Ruhrgas and its project companies also operate 27 compressor stations with total installed power of 833 megawatts. To enable it to respond to seasonal fluctuations in demand, E.ON Ruhrgas has underground storage facilities with a total working gas capacity of 5.2 billion cubic meters. In 2004 technical improvements increased the maximum withdrawal rate of these facilities from 5.7 to 5.9 million cubic meters per hour.

E.ON Ruhrgas further enhanced its business processes and developed and deployed new systems and technology in order to ensure the reliable and efficient operation of its transport infrastructure. For example, the company's new dispatching application and information system (DAISY) provides dispatching teams with a flexible, state-of-the-art system to manage and monitor the pipeline network. DAISY also incorporates features that reflect unbundling requirements.

Agreement Reached in Marathon Case

In late April 2004 E.ON Ruhrgas reached an agreement with the EU Competition Directorate General (CDG) to end the Marathon case, which was originally launched against a number of European gas companies in response to a complaint lodged in 1996 by Marathon, an American oil and gas producer. Although Marathon reached out-of-court settlements with its competitors and withdrew the complaint, the CDG continued to pursue the case. The April 2004 agreement is based on an entry-exit model for third-party access to E.ON Ruhrgas's pipeline system. This model was introduced on November 1, 2004. For E.ON Ruhrgas it was important to find a solution in order to ensure that it has the necessary financial incentive to operate, maintain, and expand its pipeline network safely and reliably. The agreement between E.ON Ruhrgas and the CDG contains elements of the entry-exit model favored by Germany's natural gas industry. Overall, it enhances flexibility and transparency for transport customers.

Transport Business Unbundled

Effective January 1, 2004, E.ON Ruhrgas transferred its gas transmission business to an independent company, E.ON Ruhrgas Transport (ERGT). The new subsidiary will be responsible for E.ON Ruhrgas's entire transmission business. Ruhrgas's own trading arm will be an ERGT customer. As a network operator, ERGT will have control of the E.ON Ruhrgas pipeline system and wield far-reaching powers for the future expansion of this infrastructure. The new company will handle all the major functions of an independent gas transmission business, including shipper relations, transmission management, billing, tariffs for transmission services, planning, and controlling. ERGT outsources a number of technical and commercial functions to E.ON Ruhrgas AG. Introduced in November 2004, ERGT's entry-exit model enables customers to book receipt and delivery points separately, in different volumes, and for different time periods. Contracted capacity can be shifted to other entry and exit points on short notice and aggregated with the capacity of other transport customers. The pipeline system is divided into five zones which all have the same tariff structure. Another advantage of the system is local delivery zones, within which customers can use pipeline capacity flexibly. The pipeline system of Ferngas Nordbayern has been incorporated into the new entry-exit system. Pipeline companies in which E.ON Ruhrgas has a minority ownership interest were also given the opportunity to join the entry-exit system. The transport business has developed well since the summer of 2000. ERGT concluded 167 new transport agreements in 2004 for a total of 520 transport agreements since it began operations.

Investments

In 2004 Pan-European Gas invested approximately €145 million in property, plant, and equipment and intangible assets, mainly to further expand its pipeline system. It invested €515 million in financial assets, which represented 78 percent of total investments. The largest single investment was the acquisition of E.ON's 3.4 percent stake in Thüga as part of a squeeze out.

Investments by Business Unit

€ in million	2004	2003[1]	+/- %
Up-/Midstream	82	347	-76
Downstream Shareholdings	531	271	+96
Other/Consolidation	47	49	-4
Pan-European Gas	**660**	**667**	**-1**

[1]Figures are pro forma according to the new market unit structure for the period February 1 - December 31, 2003.

Developing Fuel Cell Technology

As part of an ongoing EU cooperative venture called Virtual Fuel Cell Power Plant, in 2004 field tests with updated prototypes of the Vaillant fuel cell heater were considerably intensified. Overall, 31 EURO 1 and EURO 2 generation heaters are being tested in a number of European countries. The tests have furnished data that underscore the considerable progress the units have made in terms of reliability and efficiency and provide valuable insights into the operating requirements necessary to achieve a virtual power plant. The experienced gathered over the course of the tests represents an important step in the development of a commercially viable fuel cell system.

Outlook

Pan-European Gas expects positive business development in 2005 and to increase adjusted EBIT. The integration of our newly acquired companies, Distrigaz Nord in Romania and Mol in Hungary, will serve to enlarge our business in these markets. In addition, Pan-European Gas will expand gas deliveries to other E.ON companies. E.ON UK began sourcing gas from E.ON Ruhrgas in October 2004. Deliveries to Sydkraft in Sweden will begin in October 2005. In 2005 we expect to conclude the sale of Ruhrgas Industries, a process that was initiated in 2004.





David Morris likes to spend the occasional spare moment in a peaceful spot in Coventry. A Structured Trader at E.ON UK, he helped to negotiate a gas supply contract with E.ON Ruhrgas.

"We now procure some of our natural gas under a contract with E.ON Ruhrgas. The contract helps us to manage the seasonal fluctuations in demand, demonstrates E.ON Ruhrgas's capabilities as a pan-European gas supplier, and enhances the U.K.'s security of supply. With the U.K. expected to import an increasing share of its natural gas needs in the years ahead, being part of the E.ON Group gives us a competitive edge."

U.K. Market Unit

- → Adjusted EBIT up 67 percent
- → Acquisition of Midlands Electricity completed
- → Market unit rebranded to E.ON UK
- → Underlying adjusted EBIT for 2005 forecast to be similar to 2004

U.K.			
€ in millions	2004	2003[1]	+/- %
Sales	8,490	7,923	+7
Adjusted EBITDA	1,592	1,036	+54
Adjusted EBIT	1,017	610	+67
ROCE (in %)	8.9	6.9	+2.0[2]
Cost of capital (in %)	9.2	10.0	-0.8[2]
Cash provided by operating acivities	633	315	+101
Investments	503	388	+30
Employees (at year end)	10,397	6,541	+59

[1]Pro forma figures according to the new market unit structure.
[2]Change in percentage points.

The U.K. market unit runs the integrated energy business in England, Wales, and Scotland. The regulated business comprises the electricity distribution business (Central Networks). The non-regulated business includes the Energy Wholesale and the Retail businesses. The Energy Wholesale business covers activities including power generation, integrated energy trading, operation and maintenance of combined heat and power plants, development and operation of renewable energy sites, and power station operation. The Retail business includes sales of electricity and gas services to residential, business, and industrial customers throughout England, Wales, and Scotland. As of December 31, 2004, E.ON UK supplied approximately 8.8 million customer accounts, of which 8.7 million were residential and small and medium sized business customer accounts and 0.1 million were industrial customer accounts.

Acquisition of Midlands Electricity Completed

On January 16, 2004, E.ON UK completed the acquisition of Midlands Electricity plc, a U.K. distributor of electricity, from Aquila Sterling Holdings LLC for €1.7 billion. The acquisition has approximately doubled the number of customer connections served by E.ON UK's distribution business, bringing it to 4.8 million. The combined distribution business was rebranded as Central Networks from April 5, 2004.

A rapid integration program commenced during 2004. Around 700 staff (mostly from administrative and overhead functions) will leave the business, the majority having already left by the end of 2004. The centrally managed business model with locally delivered service will enable the number of sites to be reduced from 52 to 34 by mid-2005. Common billing and financial systems were delivered in 2004.

E.ON UK also acquired a number of other businesses in the transaction. These include an electrical contracting operation and an electricity and gas metering services business in the United Kingdom. In addition, E.ON UK acquired minority equity stakes in companies operating three generation plants located in the United Kingdom, Turkey, and Pakistan. On February 9, 2005, E.ON UK divested its 40 percent interest in Uch Power Limited, which owns and operates the 586 MW power station in Pakistan. E.ON UK expects to market the Turkish asset during 2005; the U.K. asset was part-disposed during 2004.

Further Integration Activities

During 2003 the Retail business unit of E.ON UK completed the major tasks of bringing together the management and operations of the acquired TXU business into the existing business. In 2004 the replatforming of the entire customer base acquired from TXU and serviced by Vertex (an outsource provider) from the existing Vertex systems onto E.ON UK's own system was started. Once complete, this will ensure that all Retail customers can receive the same products and services and is expected to deliver annual savings of £20 million arising from reduced support and license costs from two IS bases. The project will complete the transfer of all customers by the first half of 2005.

In January 2004 E.ON UK merged its former Energy Trading and Generation businesses to form the Energy Wholesale business. Staffed by some 1,500 people, the business operates E.ON UK's generation fleet, manages the wholesale commodity portfolio, and operates the Renewables business. This integration simplified accountabilities and responsibilities, improved interfaces between teams, and simplified decision making with more focus on strategic priorities. The main parts of the integration were completed within the first half of the year. The benefits of integration include continued increasing cost savings in running plant, as well as a focused approach to long-term infrastructure review.

The U.K. market unit, including the Energy Wholesale business and the Central and Services functions, was rebranded from Powergen to E.ON UK from July 5, 2004. In addition, the retail industrial and commercial business (I&C) was rebranded as E.ON Energy. The Powergen brand has been retained for the residential and small and medium enterprises (SME) business but will be phased out over the next few years.


U.K. Forward Electricity Prices
£ per MWh
Baseload
Peakload
40
35
30
25
20
15
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
10/1/04
1/1/05
Baseload: Delivery 11pm-11pm, Mo-Su.
Peakload: Delivery 7am-7pm, Mo-Fr.

Sale of Asian Asset Management Business Completed

In 2004 E.ON UK completed the divestment of its 35 percent stake in PT Jawa Power, owner of a 1,220 MW plant at Paiton in Indonesia, and 100 percent of the associated operations and maintenance company, PT Jawa Power Timur.

Gas and Electricity Prices Increased during 2004

Forward electricity prices increased significantly during 2004, driven by higher fuel and environmental costs. Gas forward prices rose dramatically compared with the prior year as a result of higher oil prices.

In response to higher wholesale energy prices, E.ON UK increased its residential retail prices during the course of the year by 16.4 percent for electricity and 18.5 percent for gas and introduced a package of measures to help the more vulnerable customers. These price rises are in line with those of other U.K. energy suppliers.

During the year there was a net increase in the total number of customer accounts of approximately 0.1 million. This reflects a significant increase in gas sales in the fourth quarter of 2004 following the announcement by competitors to increase prices.

Power and Gas Sales

The decrease in power volumes reflected E.ON UK's focus on margin rather than volume in the I&C market during the first half of 2004.

Sales by Customer Segment[1]			
Billion kWh	2004	2003	+/- %
Power - Residential and SME	36.2	37.4	-3
Power - I&C	26.5	34.6	-23
Total power sales	**62.7**	**72.0**	**-13**
Gas - Residential and SME	66.2	66.8	-1
Gas - I&C	35.9	35.6	+1
Total gas sales	**102.1**	**102.4**	**-**

[1]Excludes wholesale and energy trading activities.

Power Generation and Procurement

The decline in owned generation is primarily due to the closure of Drakelow and High Marnham power stations in 2003. Coal-fired power stations accounted for 53 percent of the electricity generated during the period.

Power Generation and Procurement			
Billion kWh	2004	2003	+/- %
Owned generation	34.9	35.9	-3
Purchases	29.8	38.4	-22
from jointly owned power plants	2.0	4.3	-53
from outside sources	27.8	34.1	-18
Power procured	**64.7**	**74.3**	**-13**
Plant-use, transmission losses, pumped-storage hydro	-2.0	-2.3	-
Power sales	**62.7**	**72.0**	**-13**

Attributable Generation Capacity		
Megawatts	Dec. 31, 2004	Dec. 31, 2003
Hard coal	4,910	4,910
Natural gas	1,980	2,380
Hydro, wind, oil, and other[1]	1,788	1,711
CHP	587	613
Total	**9,265**	**9,614**

[1]Includes Scroby Sands windfarm.

E.ON UK's attributable generation portfolio was 9,265 MW at December 31, 2004, an overall decrease of 349 MW from December 31, 2003, due to the mothballing of plant at Killingholme offset by the buyout of Siemens' share at Cottam Development Centre.

E.ON UK regularly monitors the economic status of its operational and mothballed plant in order to respond to changes in market conditions. This flexibility was demonstrated during 2004 by the mothballing of four gas turbines and the withdrawal of two oil-fired Grain units (1,300 MW) in response to increasing system availability margins and the consequent fall in power prices. Both oil-fired units at Grain were returned to service during the autumn period as system margins declined and wholesale power prices recovered. Work has commenced on returning to service both Killinghome modules during 2005 (total 900 MW), and E.ON UK has recently applied for consent to convert the oil-fired station at Grain into a modern combined-cycle gas station.

E.ON UK continues to grow a balanced portfolio of renewable power purchase agreement contracts and physical assets in response to the Renewables Obligation. E.ON UK has over 755 MW of wind and biomass generation at various stages of development and will continue to review and monitor other eligible technologies as they become economical.

The new EU-wide emission allowance trading scheme went live on January 1, 2005. In preparation for this, E.ON UK has developed a full carbon risk management capability. This covers all carbon-related operations, from managing liabilities through to forecasting, trading, and settlement.

Financial Highlights by Business Unit	Regulated business		Non-regulated business		Other/ Consolidation		U.K.	
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003
Sales	941	438	7,788	7,682	-239	-197	8,490	7,923
Adjusted EBITDA	594	296	1,036	757	-38	-17	1,592	1,036
Adjusted EBIT	446	225	626	412	-55	-27	1,017	610

Sales and Adjusted EBIT Increased

E.ON UK increased its sales in 2004 compared with the prior year as a result of the first-time consolidation of the Midlands electricity business, retail price increases, and positive exchange-rate effects partially offset by lower retail volumes. E.ON UK delivered an adjusted EBIT of €1,017 million during 2004, of which €446 million was in the regulated business and €626 million in the non-regulated business.

The consolidation of the Midlands Electricity business acquired in January 2004 is the main reason for the increase of €221 million in adjusted EBIT from the regulated business.

The increase in adjusted EBIT of €214 million for the non-regulated business is mainly due to the continued savings from the integration of the TXU business acquired in 2002 and higher retail earnings offset by higher coal and gas costs.

Investments

E.ON UK's capital expenditure in 2004 was €503 million compared with €388 million in 2003, with the increase largely due to expenditure in the newly acquired Midlands Electricity business. Other investment was mainly related to expansion of the renewable generation portfolio and the upgrade of the distribution network as well as the maintenance of the conventional power stations. Construction of the 60 MW Scroby Sands offshore windfarm was completed during 2004, and the windfarm was taken over at year end.

The capital expenditure for 2004 consisted of €511 million investment in intangible assets and property, plant, and equipment and -€8 million investment in financial assets, as a result of cash acquired as part of the Midlands Electricity acquisition which exceeded the cash outflow for the equity.

Investments by Business Unit			
€ in millions	2004	2003	+/- %
Regulated business	255	117	+118
Non-regulated business	233	254	-8
Other/Consolidation	15	17	-12
U.K.	**503**	**388**	**+30**

Outlook

Excluding the impact of the divested Asian Asset Management business, the 2005 adjusted EBIT of the U.K. market unit is expected to be similar to the 2004 level.

Nordic Market Unit

→ Adjusted EBIT up substantially
→ Graninge integration on course
→ Slight decline expected in 2005 adjusted EBIT

Nordic			
€ in millions	2004	2003[1]	+/- %
Sales	3,347	2,824	+19
thereof energy tax	395	324	+22
Adjusted EBITDA	1,121	933	+20
Adjusted EBIT	701	546	+28
ROCE (in %)	9.6	8.3	+1.3[2]
Cost of capital (in %)	9.0	9.0	-
Cash provided by operating activities	957	773	+24
Investments	740	1,265	-42
Employees (at year end)	5,530	6,294	-12

[1]Pro forma figures according to the new market unit structure.
[2]Change in percentage points.

The Nordic market unit operates an integrated energy business in Northern Europe, mainly in Sweden and Finland. Sydkraft and E.ON Finland are responsible for managing day-to-day operations, which consist of:

- power generation
- power and gas distribution
- power, gas, and heat retailing
- energy trading
- heat production.

Market Development

Retail competition is keen on the Scandinavian electricity market, which has a comparatively high churn rate. Average retail electricity prices declined in 2004, tracking the downward trend on the spot market.

Natural gas accounts for 15 percent of Scandinavia's primary energy consumption. The figure for Sweden is only 2 percent. However, in areas of Sweden that have a pipeline infrastructure, natural gas accounts for roughly 20 percent of primary energy consumption. The planned expansion of the pipeline system in central Sweden will enable natural gas to play a more substantial role in Sweden's energy market.

District heating operations are an important part of the integrated energy supply system in Scandinavia, whose geographically fragmented heating market is concentrated in densely populated areas.


Spot Electricity Prices and Water Supply Conditions
Spot price
Water supply conditions vs. avg. hydro
€ per MWh
Billion kWh
100
80
60
40
20
-40
-30
-20
-10
0
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
10/1/04
1/1/05


Forward Electricity Prices
€ per MWh
Forward 2005/2006
Forward 2004/2005
35
30
25
4/1/03
7/1/03
10/1/03
1/1/04
4/1/04
7/1/04
10/1/04
1/1/05

Graninge Integration on Course

The business development of the Nordic market unit was characterized by the full consolidation and integration of Graninge. In addition, increased nuclear and hydroelectric generation in 2004 helped Nordic to post significantly improved results relative to the previous year. Nordic's electric distribution operations showed positive development in 2004.

The operational integration of Graninge made substantial progress in 2004, with Graninge's operations being integrated into Sydkraft's corresponding business units. During the course of the integration process, synergies were brought to light that exceeded those identified during the planning stages of the merger. These relate mainly to enhancing the efficiency of headquarters functions and of retail and distribution operations. Synergies already realized include staff reductions, enhanced use of IT systems, and the harmonization of fees and retail prices.

Power Sales Significantly Higher

Power Sales

Billion kWh	2004	2003[1]	+/- %
Residential	9.1	6.6	+38
Commercial	14.5	13.5	+7
Sales partners/Nordpool	25.9	20.4	+27
Power sales	**49.5**	**40.5**	**+22**

[1]Pro forma figures according to the new market unit structure.

In 2004 the Nordic market unit sold 9 billion kWh more electricity than in 2003. Sales to residential and commercial customers were up 3.5 billon kWh, mainly due to the inclusion of Graninge. Sales to sales partners and on the Nordpool increased due to higher hydroelectric and nuclear power generation.

Owned Generation Backs Two Thirds of Power Sales

Power Generation and Procurement

Billion kWh	2004	2003[1]	+/- %
Owned generation	33.1	25.6	+29
Purchases	18.4	16.7	+10
from jointly owned power plants	11.0	10.0	+10
from outside sources	7.4	6.7	+10
Power procured	**51.5**	**42.3**	**+22**
Plant-use, transmission losses, pumped-storage hydro	-2.0	-1.8	-
Power sales	**49.5**	**40.5**	**+22**

[1]Pro forma figures according to the new market unit structure.

Attributable Generation Capacity

Megawatts	Dec. 31, 2004	Dec. 31, 2003[1]
Nuclear	2,590	2,586
Hydro	3,127	3,120
Oil and other	2,254	2,220
Total	**7,971**	**7,926**

[1]Pro forma figures according to the new market unit structure.

Nordic covered about two thirds of its electricity sales with power from its own generation assets. Generation increased by 2.5 billion kWh due to the inclusion of Graninge and by 5 billion kWh in existing operations. Nuclear power production increased as a consequence of exceptionally high availability during 2004. The improved water supply situation resulted in increased hydroelectric generation.

Gas and Heat Sales			
Billion kWh	2004	2003[1]	+/- %
Gas Sales	7.1	7.0	+1
Heat Sales	10.2	9.3	+10

[1]Pro forma figures according to the new market unit structure.

The year-on-year increases recorded in gas and heat sales were 0.1 billion kWh and 0.9 billion kWh, respectively, with both increases primarily reflecting the inclusion of Graninge for the entire year under review.

Sales and Adjusted EBIT Higher

Nordic grew sales by €452 million, due mainly to the inclusion of Graninge and increased power production.

Nordic increased adjusted EBIT by €155 million year-on-year to €701 million. The improvement was due to increased nuclear and hydroelectric output as well as improved results in the retail electricity and heat segments. Though spot prices were sharply lower in 2004, Nordic sold much of its electricity production in the forward market where prices were higher year-on-year. The full consolidation of Graninge contributed €110 million to adjusted EBIT in 2004 against €47 million in 2003. Graninge was accounted for using the equity method until October 31, 2003. Nordic's Finland business unit reported lower adjusted EBIT, mainly as a result of a decline in earnings from energy trading activities.

Financial Highlights by Business Unit[1]	Sweden		Finland		Nordic	
€ in millions	2004	2003	2004	2003	2004	2003
Sales	2,714	2,216	238	284	2,952	2,500
Adjusted EBITDA	1,045	834	76	99	1,121	933
Adjusted EBIT	662	484	39	62	701	546

[1]Pro forma figures according to the new market unit structure; sales exclude energy taxes.

Investments

The Nordic market unit invested €350 million in property, plant, and equipment in 2004 to maintain its existing production plants and to upgrade and enhance its distribution network. Investments in financial assets totaling €390 million were directed mainly towards the acquisition of additional Graninge shares, giving Sydkraft 100 percent ownership of the company.

Investments by Business Unit

€ in millions	2004	2003[1]	+/- %
Sweden	701	1,237	-43
Finland	39	28	+39
Nordic	**740**	**1,265**	**-42**

[1]Pro forma figures according to the new market unit structure.

E.ON reached an agreement in principle with Statkraft to sell generating capacity to the Norwegian utility. The agreement calls for Sydkraft to sell to Statkraft, a minority shareholder in Sydkraft, certain hydroelectric plants. These plants have a combined annual output of approximately 1.6 billion kWh. The purchase price is expected to be approximately €500 million.

E.ON and Statkraft also agreed that Sydkraft may do business under the E.ON brand name beginning in 2005. Plans call for Sydkraft to be rebranded to E.ON Sverige.

Outlook

We anticipate that Nordic's adjusted EBIT for 2005 will be slightly below the record figure posted in 2004, mainly because of the planned sale of hydroelectric plants to Statkraft.

The financial impact of the severe storm in January 2005 is estimated at €164 million. Since this event was extraordinary in nature, the resulting costs will not affect Nordic's adjusted EBIT performance.





Sharon Dodson cherishes natural beauty, which in her part of the country stretches from horizon to horizon. Director of Environmental Affairs at LG&E Energy, she's involved in the planning of new generating capacity.

"During the planning stages for our new Trimble County Unit 2 power plant, we drew on the know-how of E.ON Engineering's competency center for generation technology. Their technical and environmental expertise helped us reduce development costs substantially. And as the environmental director, I'm proud that the new plant's state-of-the-art technology will keep its emissions well below statutory requirements. By working with our E.ON Group colleagues, we have been able to combine efficient energy production and environmental protection."

U.S. Midwest Market Unit

- → Adjusted EBIT up 10 percent
- → Rate increases took effect in July 2004
- → 2005 adjusted EBIT expected to be consistent with 2004

U.S. Midwest			
€ in millions	2004	2003[1]	+/- %
Sales	1,913	1,971	-3
Adjusted EBITDA	544	517	+5
Adjusted EBIT	349	317	+10
ROCE (in %)	5.4	4.5	+0.9[2]
Cost of capital (in %)	8.0	9.6	-1.6[2]
Cash provided by operating acivities	182	188	-3
Investments	277	443	-37
Employees (at year end)	3,437	3,521	-2

[1]Pro forma figures according to the new market unit structure.
[2]Change in percentage points.

The regulated utility business is composed of two companies, Louisville Gas and Electric Company (LG&E) and Kentucky Utilities Company (KU), which are managed by LG&E Energy. The two utilities operate in a vertically integrated environment where customers benefit from combined electric generation, transmission, distribution, and retail services. In addition, LG&E provides natural gas distribution services within its customer territory.

LG&E and KU distribute electricity to approximately 907,000 customers, predominantly in Kentucky. LG&E and KU serve several classes of customers including residential, commercial and industrial, as well as municipalities.

LG&E distributes natural gas to approximately 318,000 customers in Kentucky. LG&E also operates underground storage fields with a current working capacity of 15.1 billion cubic feet of gas.

The non-regulated business is primarily composed of the Western Kentucky Energy (WKE) operations, Argentine Gas Distribution operations, and LG&E Power Inc. (LPI).

WKE has a 25-year lease of, and operates, the generating facilities of Big Rivers Electric Corporation (BREC) and a coal-fired facility owned by the city of Henderson, Kentucky.

The U.S. Midwest market unit owns interests in three gas distribution operations in Argentina. These gas distribution operations serve over 2 million customers.

LPI owns and operates independent power plants in North Carolina. LG&E Energy is in the process of disposing of LPI's operations.

Major Events

On December 29, 2003, LG&E and KU filed general rate case applications with the Kentucky Public Service Commission (KPSC) seeking increases in regulated tariffs. On June 30, 2004, the KPSC issued an order approving increases in the base electric and gas rates of LG&E and the base electric rates of KU. The rate increases took effect on July 1, 2004. The Attorney General of Kentucky has challenged these rate increases, as well as aspects of the regulatory process that led to them.

The U.S. Midwest market unit is in the process of disposing of various investments, including those held by LPI. During 2004 LG&E Energy sold its 46 percent interest in a wind power generation facility in Tarifa, Spain, and LPI sold its 33 percent interest in a wind power generation facility in Texas. In January 2005 LPI sold its 50 percent interest in a gas-fired facility in Gregory, Texas, and is engaged in negotiations to sell its remaining 50 percent interest in a coal-fired facility near Roanoke Rapids, North Carolina.

Groupwide Cooperation

LG&E Energy and E.ON Engineering are working together closely in several projects, predominantly in the area of environmental protection and capacity addition. For example, E.ON Engineering has been closely involved in the Flue Gas Desulphurization project for Trimble County and the program for Ghent and Brown. This work is expected to include relocation to Louisville during 2005 for several E.ON Engineering staff engineers.

Sales by Customer Segment

Billion kWh	2004	2003	+/- %
Regulated utility business	36.1	35.4	+2
Retail customers	31.9	31.0	+3
Off-system sales	4.2	4.4	-5
Non-regulated business	11.3	10.8	+5
Power sales	**47.4**	**46.2**	**+3**
Retail customers	14.3	15.1	-5
Off-system sales	0.4	0.6	-33
Gas sales	**14.7**	**15.7**	**-6**

Power and Gas Sales

In 2004 the regulated utility operation sold 0.7 billion kWh more electricity than in 2003 due to increases in retail electric customer sales resulting from warm spring weather. Natural gas sales declined 1 billion kWh due largely to mild winter weather conditions in 2004.

The non-regulated operation showed a 0.5 billion kWh improvement in electricity sales in 2004 as a result of warm spring weather in 2004 and improved plant performance.

Ninety-nine percent of the U.S. Midwest market unit's 45.5 billion kWh of electricity generation was from coal-fired power stations. The generation portfolio of the U.S. Midwest market unit grew by nearly 600 MW since 2003 to 9,666 MW due largely to the addition of four gas-fired combustion turbines.

Power Generation and Procurement

Power Generation and Procurement

Billion kWh	2004	2003	+/- %
Propietary Generation	45.5	44.1	+3
Owned power stations	34.4	33.5	+3
Leased power stations	11.1	10.6	+5
Purchases	5.0	4.8	+4
Power procured	**50.5**	**48.9**	**+3**
Plant-use, transmission losses	-3.1	-2.7	-
Power sales	**47.4**	**46.2**	**+3**

Attributable Generation Capacity

Attributable Generation Capacity

Megawatts	Dec. 31, 2004	Dec. 31, 2003	+/- %
Coal	5,294	5,318	-
Natural gas, oil, hydro	2,316	1,676	+38
Regulated business	**7,610**	**6,994**	**+9**
Non-regulated business	2,056	2,079	-1
U.S. Midwest	**9,666**	**9,073**	**+7**

Financial Highlights by Business Unit						
	Regulated business		Non-regulated business/ Other		U.S. Midwest	
€ in millions	2004	2003	2004	2003	2004	2003
Sales	1,643	1,663	270	308	1,913	1,971
Adjusted EBITDA	520	496	24	21	544	517
Adjusted EBIT	339	306	10	11	349	317

Adjusted EBIT up 10 Percent

U.S. Midwest's revenues for 2004 decreased 3 percent to €1,913 million compared with 2003, resulting from exchange rate deterioration of the U.S. dollar compared to the euro. In local currency, revenues improved by 7 percent led by higher retail sales in the regulated utility operation, spawned by higher electric and gas rates that took effect mid-2004. Adjusted EBIT increased 10 percent compared with the prior year (local currency increase of 21 percent).

Adjusted EBIT at LG&E Energy's regulated utility operations improved from 2003 primarily as a result of the increased retail electric and gas rates that went into effect July 1, 2004. Retail electric sales volumes were also 3 percent higher than in 2003, caused in part by unseasonably warm spring weather. In addition, the contribution from off-system sales was higher as prices in the off-system wholesale electric market for 2004 were higher than 2003 due to high gas prices and strong demand during 2004. These local currency increases in sales were partially offset by adverse exchange rate movements as the U.S. dollar weakened against the euro. Increased sales also more than offset the impact of severe spring and summer storms, which caused significant damage to the utility operation's distribution network.

LG&E Energy's non-regulated operation's adjusted EBIT was consistent with 2003.

Investments

Investments			
€ in millions	2004	2003	+/- %
Regulated business	242	392	-38
Non-regulated business/Other	35	51	-31
U.S. Midwest	**277**	**443**	**-37**

The decrease in capital investment from 2003 is tied primarily to lower spending for combustion turbines and nitrous oxide polution control equipment.

Outlook

2005 adjusted EBIT for the U.S. Midwest market unit is expected to be on par with 2004 in local currency. A full year of higher gas and electric rates should benefit the utilities, but this is expected to be offset by higher coal prices in the non-regulated business and the loss of margin from the disposed LPI assets.

Viterra			
€ in millions	2004	2003	+/- %
Sales	988	1,085	-9
Adjusted EBITDA	621	643	-3
Adjusted EBIT	471	456	+3
ROCE (in %)	12.9	10.6	+2.3[1]
Cost of capital (in %)	7.3	7.6	-0.3[1]
Cash provided by operating acivities	5	102	-95
Investments	144	124	+16
Employees (at year end)	1,595	1,887	-15

[1]Change in percentage points.

Focus on Real Estate Business Completed

Having divested its service businesses over the past several years, Viterra is now a truly focused and clearly aligned real estate enterprise. Viterra's operations focus solely on the core business of residential real estate and on real estate development.

In its core business Viterra pursues a trading strategy that encompasses the purchase of larger housing portfolios suited to sale in individual units, a value-oriented, sales-focused approach to the management of its property portfolio, and the sale of individual housing units to tenants, owner-occupiers, and investors. Viterra sells condominiums, one-family and two-family homes, individual multi-family homes, and entire rental properties.

Additional Equity in Deutschbau Acquired

Near the end of 2004 Viterra added to its equity stake in Deutschbau, acquiring a further 49.1 percent to give it an ownership interest of 99.1 percent. Direct management control of Deutschbau's housing stock will enable Viterra to execute its trading strategy even more effectively. The majority of Deutschbau's housing stock is located outside the Ruhr region and distributed throughout Germany, thus constituting a key component of Viterra's regional diversification.

Viterra, which owns a total of roughly 138,000 housing units, operates in key real estate markets in Germany:

- Viterra's five branch offices manage approximately 79,000 housing units located in the Rhine-Ruhr area.
- Viterra Rhein-Main manages approximately 19,000 housing units in the Rhine-Main region.
- Deutschbau manages approximately 40,000 housing units in the remaining parts of Germany.

Housing Unit Sales Again Higher

In 2004 Viterra's residential real estate business further increased the number of housing units sold from the high prior-year figure. Viterra sold approximately 14,000 housing units, 5 percent more than in 2003.

Real Estate Development Business Well Positioned in Difficult Market

In 2003 Viterra realigned its real estate development operation, which now focuses on the development of downtown office and apartment buildings in Germany's major metropolitan areas (Munich, Frankfurt am Main, Düsseldorf, Hamburg, and Berlin) and in two large Eastern European cities (Warsaw and Prague).

Adjusted EBIT up Year-on-Year

In 2004 Viterra's sales declined 9 percent year-on-year to €988 million. The main reasons were a decline in rental revenues in the wake of housing unit sales in the residential real estate business, lower sales in apartment buildings at Viterra Development, and the absence of revenue streams from Viterra Baupartner, which was phased out in late 2003.

Viterra's adjusted EBIT of €471 million surpassed the high prior-year figure, mainly due to the optimization of portfolio management and sales activities. These factors more than compensated for the reduction in earnings streams from logistics facilities at Viterra Development, whose prior-year results mainly reflect the sale of Rudná Logistics Park near Prague.

Outlook

After the extraordinary sales successes of 2004, Viterra expects to sell fewer housing units in 2005. Its adjusted EBIT will therefore not reach the high prior-year level.

In 2004 we initiated the planned disposal of Viterra. Our objective is to close the transaction in 2005.

Adrienn Szeles sees her country's traditions as a source of inspiration. A Call Center Coordinator at E.ON Dél-dunántúli Áramszolgáltató, one of our subsidiaries in Hungary, she helps power and gas customers find the answers they need.

"Like elsewhere, in Hungary customers increasingly want to buy their power and gas service from a single provider. Our Call Center serves customers who get their electricity from E.ON Dél-dunántúli Áramszolgáltató and their gas from Kögáz. And our meter readers now check the electricity as well as the gas meter in our customers' homes. Integrating power and gas service enables us to be even more efficient and to have the time we need to provide our customers with more personalized service."





We have audited the consolidated balance sheet of E.ON AG, Düsseldorf, and the related consolidated statement of income, statement of changes in equity and cash flows as well as the notes to the financial statements for the business year from January 1, 2004, to December 31, 2004. The preparation and the content of the consolidated financial statements in accordance with the Accounting Principles Generally Accepted in the United States (U.S. GAAP) are the responsibility of the Company's Board of Management. Our responsibility is to express an opinion on whether the consolidated financial statements are in accordance with U.S. GAAP based on our audit.

We conducted our audit of the consolidated financial statements in accordance with German auditing requirements and German generally accepted standards for the audit of financial statements promulgated by the Institut der Wirtschaftsprüfer in Deutschland ("IDW"). Those standards require that we plan and perform the audit such that it can be assessed with reasonable assurance whether the consolidated financial statements are free of material misstatements. Knowledge of the business activities and the economic and legal environment of the Group and evaluations of possible misstatements are taken into account in the determination of audit procedures. The evidence supporting the amounts and disclosures in the consolidated financial statements are examined on a test basis within the framework of our audit. The audit also includes assessing the accounting principles used and significant estimates made by the Board of Management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audit provides a reasonable basis for our opinion.

In our opinion the consolidated financial statements give a true and fair view of the net assets, financial position, results of operations and cash flows of the Group for the business year in accordance with U.S. GAAP.

Our audit, which also extends to the Group management report prepared by the Board of Management for the business year from January 1, 2004, to December 31, 2004, which is combined with the Company's management report, has not led to any reservations. In our opinion, on the whole the Group management report together with the other disclosures in the consolidated financial statements provides a suitable understanding of the Group's position and suitably presents the risks of future development. In addition, we confirm that the consolidated financial statements and the Group management report for the business year from January 1, 2004, to December 31, 2004, satisfy the conditions required for the Company's exemption from its obligation to prepare consolidated financial statements and the Group management report in accordance with German law.

Düsseldorf, February 17, 2005

PwC Deutsche Revision
Aktiengesellschaft
Wirtschaftsprüfungsgesellschaft

Brebeck	Laue
Wirtschaftsprüfer	Wirtschaftsprüfer
(German Public Auditor)	(German Public Auditor)

E.ON AG and Subsidiaries Consolidated Statements of Income

€ in millions	Note	2004	2003
Sales	(32)	**49,103**	**46,427**
Electricity and petroleum tax		-4,358	-3,886
Sales, net of electricity and petroleum tax		**44,745**	**42,541**
Cost of goods sold and services provided	(5)	-33,353	-32,780
Gross profit on sales		**11,392**	**9,761**
Selling expenses		-4,387	-4,556
General and administrative expenses		-1,508	-1,399
Other operating income	(6)	6,656	6,968
Other operating expenses	(6)	-4,921	-4,877
Financial earnings	(7)	-433	-359
Goodwill impairment	(13 a)	-	-
Income/Loss (-) from continuing operations before income taxes and minority interests		**6,799**	**5,538**
Income taxes	(8)	-1,947	-1,124
Minority interests	(9)	-504	-464
Income/Loss (-) from continuing operations		**4,348**	**3,950**
Income/Loss (-) from discontinued operations, net	(4)	-9	1,137
Cumulative effect of changes in accounting principles, net		-	-440
Net income		**4,339**	**4,647**
Earnings per share in € - basic and diluted	(12)		
from continuing operations		6.62	6.04
from discontinued operations		-0.01	1.74
from cumulative effect of changes in accounting principles, net		-	-0.67
from net income		**6.61**	**7.11**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31 2004	December 31 2003
Assets			
Goodwill	(13 a)	14,454	13,955
Intangible assets	(13 a)	3,788	4,153
Property, plant and equipment	(13 b)	43,563	42,797
Financial assets	(13 c)	17,263	17,725
Fixed assets		**79,068**	**78,630**
Inventories	(14)	2,647	2,477
Financial receivables and other financial assets	(15)	2,124	2,192
Operating receivables and other operating assets	(15)	15,759	15,833
Assets of disposal groups	(4)	553	-
Liquid funds (thereof cash and cash equivalents < 3 months 2004: 4,176; 2003: 3,321)	(16)	12,016	10,795
Non-fixed assets		**33,099**	**31,297**
Deferred taxes	(8)	1,551	1,525
Prepaid expenses	(17)	344	398
Total assets (thereof short-term 2004: 25,839; 2003: 24,883)		**114,062**	**111,850**

E.ON AG and Subsidiaries Consolidated Balance Sheets

€ in millions	Note	December 31 2004	December 31 2003
Stockholders' equity and liabilities			
Capital stock	(18)	1,799	1,799
Additional paid-in capital	(19)	11,746	11,564
Retained earnings	(20)	20,003	16,976
Accumulated other comprehensive income	(21)	268	-309
Treasury stock	(18)	-256	-256
Stockholders' equity		**33,560**	**29,774**
Minority interests	(22)	**4,144**	**4,625**
Provisions for pensions	(23)	8,589	7,442
Other provisions	(24)	25,653	26,886
Accrued liabilities		**34,242**	**34,328**
Financial liabilities	(25)	20,301	21,787
Operating liabilities	(25)	14,054	13,903
Liabilities		**34,355**	**35,690**
Liabilities of disposal groups	(4)	54	-
Deferred tax liabilities	(8)	6,605	6,265
Deferred income	(17)	1,102	1,168
Total liabilities *(thereof short-term 2004: 23.734; 2003: 23.999)*		***80,502***	***82,076***
Total stockholders' equity and liabilities		**114,062**	**111,850**

E.ON AG and Subsidiaries Consolidated Statements of Cash Flows

€ in millions	2004	2003
Net income	4,339	4,647
Income applicable to minority interests	504	464
Adjustments to reconcile net income to net cash provided by operating activities		
Income from discontinued operations	9	-1,137
Depreciation, amortization, impairment	3,256	3,272
Changes in provisions	-482	1,586
Changes in deferred taxes	20	-132
Other non-cash income and expenses	-7	-156
Gain/Loss (-) on disposal:		
equity investments	-407	-1,289
other financial assets	-35	-
intangible and fixed assets	-458	-526
Changes in non-fixed assets and other operating liabilities		
inventories	-207	299
trade receivables	-225	172
other operating receivables	-53	411
trade payables	-92	-598
other operating liabilities	-190	-1,475
Cash provided by operating activities	**5,972**	**5,538**
Proceeds from disposal of		
equity investments	1,632	5,290
other financial assets	721	992
intangible and fixed assets	1,104	753
Purchase of		
equity investments	-2,277	-6,296
other financial assets	-296	-240
intangible and fixed assets	-2,712	-2,660
Changes in securities (other than trading) (> 3 months)	-385	428
Changes in financial receivables	1,617	1,772
Cash provided by (used for) investing activities	**-596**	**39**
Payments received/made from changes in capital including minority interests	-18	-
Payments for treasury stock, net	-	7
Payment of cash dividends to		
stockholders of E.ON AG	-1,312	-1,142
minority stockholders	-286	-479
Payments for financial liabilities	3,931	2,564
Repayments of financial liabilities	-6,776	-4,495
Cash provided by (used for) financing activities	**-4,461**	**-3,545**
Net increase (decrease) in cash and cash equivalents (< 3 months) maturing	**915**	**2,032**
Effect of foreign exchange rates on cash and cash equivalents (< 3 months)	-60	-43
Cash and cash equivalents (< 3 months) at the beginning of the period	3,321	1,342
Cash and cash equivalents (< 3 months) from discontinued operations at the beginning of the period	-	-10
Cash and cash equivalents (< 3 months) from continued operations at the end of the period	**4,176**	**3,321**
Available-for-sale securities (> 3 months) from continued operations at the end of the period	7,840	7,474
Available-for-sale securities (> 3 months) from discontinued operations at the end of the period	-	-
Cash and cash equivalents (< 3 months) from discontinued operations at the end of the period	-	-
Liquid funds as shown on the balance sheet	**12,016**	**10,795**

Consolidated Statements of Changes in Stockholders' Equity

€ in millions	Capital stock	Additional paid-in capital	Retained earnings	Accumulated other comprehensive income: Currency translation adjustments	Accumulated other comprehensive income: Available-for-sale securities	Accumulated other comprehensive income: Minimum pension liability	Accumulated other comprehensive income: Cash flow hedges	Treasury stock	Total
Balance as of January 1, 2003	**1,799**	**11,402**	**13,472**	**-242**	**-3**	**-401**	**-115**	**-259**	**25,653**
Shares reacquired/sold		162	-1					3	164
Dividends paid			-1,142						-1,142
Net income			4,647						4,647
Other comprehensive income				-779	1,187	-91	135		452
Total comprehensive income									**5,099**
Balance as of December 31, 2003	**1,799**	**11,564**	**16,976**	**-1,021**	**1,184**	**-492**	**20**	**-256**	**29,774**
Shares reacquired/sold									-
Capital increase		182							182
Dividends paid			-1,312						-1,312
Net income			4,339						4,339
Other comprehensive income				125	994	-598	56		577
Total comprehensive income									**4,916**
Balance as of December 31, 2004	**1,799**	**11,746**	**20,003**	**-896**	**2,178**	**-1,090**	**76**	**-256**	**33,560**

(1) Basis of Presentation

The Consolidated Financial Statements of E.ON AG and its consolidated companies ("E.ON", the "E.ON Group" or the "Company"), Düsseldorf, Germany, have been prepared in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP").

The E.ON Group is an internationally active group of energy companies with integrated electricity and gas operations based in Germany. Effective January 1, 2004, the Group has been organized around five defined target markets:

- The Central Europe market unit, led by E.ON Energie AG ("E.ON Energie"), Munich, Germany, operates E.ON's integrated electricity business and the downstream gas business in Central Europe.
- Pan-European Gas is responsible for the upstream and midstream gas business. Moreover, this market unit holds predominantly minority interests in companies of the downstream gas business. This market unit is led by E.ON Ruhrgas AG ("E.ON Ruhrgas"), Essen, Germany (formerly: Ruhrgas AG).
- The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc ("E.ON UK"), Coventry, U.K. (formerly: Powergen UK plc).
- The Nordic market unit, which is led by E.ON Nordic AB ("E.ON Nordic"), Malmö, Sweden, focuses on the integrated energy business in Northern Europe. It operates through the two integrated energy companies Sydkraft AB ("Sydkraft"), Malmö, Sweden, and E.ON Finland Oyj ("E.ON Finland"), Espoo, Finland, primarily in Sweden and Finland.
- The U.S. Midwest market unit, led by LG&E Energy LLC ("LG&E Energy"), Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.

The Corporate Center contains the interests held directly by E.ON AG, E.ON AG itself, as well as the consolidation effects that take place at the Group level.

These market units form the core energy business and are at the same time segments as defined in SFAS 131. The Corporate Center has also been classified as part of the core energy business. The other activities of the E.ON Group include the activities of Degussa AG ("Degussa"), Düsseldorf, Germany, which was consolidated until January 31, 2003, and is now accounted for at equity, and of Viterra AG ("Viterra"), Essen, Germany. Note 32 provides additional information about the market units.

E.ON makes use of the relief outlined in section 292a of the German Commercial Code ("§ 292a HGB"), which exempts companies from preparing consolidated financial statements in accordance with generally accepted accounting principles in Germany ("German GAAP"), if the consolidated financial statements are prepared in accordance with internationally accepted accounting principles and comply with the Fourth and Seventh Accounting Directives of the European Community. For the interpretation of these directives, the Company refers to German Accounting Standards ("DRS") No. 1 and DRS No. 1a, "Exempting Consolidated Financial Statements in accordance with § 292a HGB."

A description of the significant differences between German GAAP and U.S. GAAP is provided in Note 2b).

(2) Summary of Significant Accounting Policies and Significant Differences between U.S. GAAP and German GAAP

a) Summary of Significant Accounting Policies

Principles of Consolidation

The Consolidated Financial Statements include the accounts of E.ON AG and its consolidated subsidiaries. The subsidiaries, associated companies and other related companies have been included in the Consolidated Financial Statements in accordance with the following criteria:

- Majority-owned subsidiaries in which E.ON directly or indirectly exercises control through a majority of the stockholders' voting rights ("affiliated companies") are fully consolidated. Furthermore, Financial Accounting Standards Board ("FASB") Interpretation ("FIN") No. 46 (revised December 2003), "Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51" ("FIN 46R"), requires E.ON to consolidate so-called variable interest entities in which it is the primary beneficiary for economic purposes, even if it does not have a controlling interest.
- Majority-owned companies in which E.ON does not exercise management control due to restrictions in the control of assets and management ("unconsolidated affiliates") are generally accounted for under the equity method. Companies in which E.ON has the ability to exercise significant influence in the investees' operations ("associated companies") are also accounted for under the equity method. These are mainly companies in which E.ON holds an interest of between 20 and 50 percent.
- All other share investments are accounted for under the cost method or, if they are marketable, at fair value.

A list of all E.ON stockholdings and other interests will be filed with the Commercial Register of the Düsseldorf District Court, HRB 22315.

Intercompany results, sales, expenses and income, as well as receivables and liabilities between the consolidated companies are eliminated. If companies are accounted for under the equity method, intercompany results are eliminated in the consolidation process if and to the extent that these are material.

Business Combinations

In accordance with Statement of Financial Accounting Standards ("SFAS") No. 141, "Business Combinations" ("SFAS 141"), all business combinations are accounted for under the purchase method of accounting, whereby all assets acquired and liabilities assumed are recorded at their fair value. After adjustments to the fair values of assets acquired and liabilities assumed are made, any resulting positive differences are capitalized in the balance sheet as goodwill. Situations in which the fair value of net assets acquired is greater than the purchase price paid result in an excess that is allocated as a pro rata reduction of the balance sheet amounts. Should any such excess remain after reducing the amounts that otherwise would have been assigned to those assets, the remaining excess is recognized as a separate gain. Goodwill arising in companies for which the equity method is applied is calculated on the basis of the same principles that are applicable to fully consolidated companies.

Foreign Currency Translation

The Company's transactions denominated in currencies other than the euro are translated at the current exchange rate at the time of the transaction and adjusted to the current exchange rate at each balance-sheet date; any gains and losses resulting from fluctuations in the relevant currencies are included in other operating income and other operating expenses, respectively. Gains and losses from the translation of financial instruments used to hedge the value of its net investments in its foreign operations are recorded with no effect on net income as a component of stockholders' equity.

The assets and liabilities of the Company's foreign subsidiaries with a functional currency other than the euro are translated using year-end exchange rates, while the statements of income are translated using annual-average exchange rates. Significant transactions of foreign subsidiaries occurring during the fiscal year are included in the financial statements using the exchange rate at the date of the transaction. Differences arising from the translation of assets and liabilities, as well as gains or losses in comparison with the translation of prior years, are included as a separate component of stockholders' equity and accordingly have no effect on net income.

The following chart depicts the movements in exchange rates for the periods indicated for major currencies of countries outside the European Monetary Union[1]:

Currencies

	ISO code	€1, rate as of December 31,		€1, annual average rate	
		2004	2003	2004	2003
Swiss franc	CHF	1.54	1.56	1.54	1.52
British pound	GBP	0.71	0.70	0.68	0.69
Japanese yen	JPY	141.03	133.72	134.42	130.96
Swedish krona	SEK	9.02	9.08	9.12	9.12
U.S. dollar	USD	1.36	1.25	1.24	1.13

[1]The countries within the European Monetary Union are Austria, Belgium, Finland, France, Germany, Greece, Ireland, Italy, Luxembourg, The Netherlands, Portugal and Spain.

Revenue Recognition

The Company generally recognizes revenue upon delivery of products to customers or upon fulfillment of services. Delivery has occurred when the risks and rewards associated with ownership have been transferred to the buyer, compensation has been contractually established and collection of the resulting receivable is probable. The following is a description of E.ON's major revenue recognition policies by segment.

Core Energy Business

Sales in the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units result mainly from the sale of electricity and gas to industrial and commercial customers and to end-consumers. Additional revenue is earned from the distribution of electricity and deliveries of steam and heat.

Revenue from the sale of electricity and gas to industrial and commercial customers and to end-consumers is recognized when earned on the basis of a contractual arrangement with the customer; it reflects the value of the volume supplied, including an estimated value of the volume supplied to customers between the date of their last meter reading and year end.

Gains and losses on energy trading contracts are presented net in the Consolidated Statement of Income.

Other Activities

Degussa
Sales are recognized, net of discounts, bonuses and rebates at the time of transfer of risk or when the services are rendered. For products, this is normally when the goods are dispatched to the customer.

Viterra
Sales are recognized net of discounts, sales incentives, customer bonuses and rebates granted when risk is transferred, remuneration is contractually fixed or determinable and satisfaction of the associated claims is probable. Viterra also performs services under long-term contractual commitments (in particular property leases and service contracts); revenue from such sales is recognized according to the terms of the contracts or at the point when the relevant services have been rendered.

Electricity Tax
The electricity tax is levied on electricity delivered to end-customers by domestic utilities in Germany and Sweden and is calculated on the basis of a fixed tax rate per kilowatt-hour (kWh). This rate varies between different classes of customers.

Petroleum Tax
The petroleum tax in Germany also includes the natural gas tax. This tax becomes due at the time of procurement or removal of the natural gas from storage facilities. The tax is calculated on the basis of the specified quantities of natural gas.

Cost of Goods Sold and Services Provided
Cost of goods sold and services provided primarily includes the cost of procured electricity and gas, the cost of raw materials and supplies used to produce energy, depreciation of the equipment used to generate, store and transfer electricity and gas and of that used to produce chemical products, personnel costs directly related to the generation and supply of energy and to the production of chemical products, as well as costs incurred in the purchase of production-related services.

Selling Expenses
Selling expenses include all expenses incurred in connection with the sale of energy and chemical products. These primarily include personnel costs and other sales-related expenses of the regional utilities and other retail operations in the Central Europe market unit, as well as expenses incurred in relation to the packaging and distribution of goods.

Administrative Expenses
Administrative expenses primarily include the personnel costs for those employees who do not work in the areas of production and sales, as well as the depreciation of administration buildings.

Accounting for Sales of Stock of Subsidiaries or Associated Companies
If a subsidiary or associated company sells its stock to a third party, leading to a reduction in E.ON's ownership share of the relevant company ("dilution"), in accordance with SEC Staff Accounting Bulletin ("SAB") 51, "Accounting for Sales of Stock of a Subsidiary" ("SAB 51"), gains and losses from these dilutive transactions are included in the income statement under other operating income or expenses.

Advertising Costs
Advertising costs are expensed as incurred and totaled €137 million in 2004 (2003: €138 million).

Research and Development Costs
Research and development costs are expensed as incurred, and recorded as other operating expenses. They totaled €55 million in 2004 (2003: €69 million).

Earnings Per Share
Earnings per share ("EPS") are computed in accordance with SFAS No. 128, "Earnings per Share" ("SFAS 128"). Basic EPS is computed by dividing consolidated net income by the weighted average number of ordinary shares outstanding during the relevant period. The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

Goodwill and Other Intangible Assets

Goodwill
SFAS No. 142, "Goodwill and Other Intangible Assets" ("SFAS 142"), requires that goodwill not be periodically amortized, but rather be tested for impairment at the reporting unit level on an annual basis. Goodwill must be evaluated for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired. The Company has identified its reporting units as the operating units one level below its reportable segments.

The testing of goodwill for impairment involves two steps:

- The first step is to compare each reporting unit's fair value with its carrying amount including goodwill. If a reporting unit's carrying amount exceeds its fair value, this indicates that its goodwill may be impaired and the second step is required.
- The second step is to compare the implied fair value of the reporting unit's goodwill with the carrying amount of its goodwill. The implied fair value is computed by allocating the reporting unit's fair value to all of its assets and liabilities in a manner that is similar to a purchase price allocation in a business combination in accordance with SFAS 141. The remainder after this allocation is the implied fair value of the reporting unit's goodwill. If this fair value of goodwill is less than its carrying value, the difference is recorded as an impairment.

The annual testing of goodwill for impairment at the reporting unit level, as required by SFAS 142, is carried out in the fourth quarter of each year.

Intangible Assets Not Subject to Amortization

SFAS 142 also requires that intangible assets other than goodwill be amortized over their useful lives unless their lives are considered to be indefinite. Any intangible asset that is not subject to amortization must be tested for impairment annually, or more frequently if events or changes in circumstances indicate that the asset might be impaired. This impairment test for intangible assets with indefinite lives consists of a comparison of the fair value of the asset with its carrying value. Should the carrying value exceed the fair value, an impairment loss equal to the difference is recognized in other operating expenses.

Intangible Assets Subject to Amortization

Intangible assets subject to amortization are classified into marketing-related, customer-related, contract-based, and technology-based, all of which are valued at cost and amortized using the straight-line method over their expected useful lives, generally for a period between 5 and 25 years.

Intangible assets with definite lives subject to amortization are reviewed for impairment in accordance with SFAS No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets" ("SFAS 144"), whenever events or changes in circumstances indicate that the carrying amount may not be recoverable.

Please see Note 13 a) for additional information about goodwill and intangible assets.

Property, Plant and Equipment

Property, plant and equipment are valued at historical or production costs, including asset retirement costs to be capitalized, and depreciated over their expected useful lives, as summarized in the following table.

Useful Lives of Property, Plant and Equipment	
Buildings	10 to 50 years
Power plants	
Conventional components	10 to 60 years
Nuclear components	up to 25 years
Hydro power plants and other facilities used to generate renewable energy	10 to 50 years
Equipment, fixtures, furniture and office equipment	3 to 25 years
Technical equipment for storage, distribution and transmission	15 to 65 years

Property, plant and equipment are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment is recognized in accordance with SFAS 144 when such a long-lived asset's carrying amount exceeds its fair value. In such cases, the carrying value of such an impaired asset is written down to its fair value. If necessary, the remaining useful life of the asset is correspondingly revised.

Interest on debt apportioned to the construction period of qualifying assets is capitalized as a part of their cost of acquisition or construction. The additional cost is depreciated over the expected useful life of the related asset, commencing on the completion or commissioning date.

Repair and maintenance costs are expensed as incurred.

Leasing

Leasing transactions are classified according to the lease agreements which specify the benefits and risks associated with the leased property. E.ON concludes some agreements in which it is the lessor and other agreements in which it is the lessee.

Leasing transactions in which E.ON is the lessee are defined as capital leases or operating leases. In a capital lease, the Company receives the economic benefit of the leased property and recognizes the asset and associated liability on its balance sheet. All other transactions in which E.ON is the lessee are classified as operating leases. Payments made under operating leases are recorded as an expense.

Leasing transactions in which E.ON is the lessor and the lessee enjoys substantially all the benefits and bears the risks of the leased property are classified as sales-type leases or direct financing leases. In these two types of leases, E.ON records the present value of the minimum lease payments as a receivable. The lessee's payments to E.ON are allocated between a reduction of the lease obligation and interest income. All other transactions in which E.ON is the lessor are categorized as operating leases. E.ON records the leased property as an asset and the scheduled lease payments as income.

Financial Assets

Shares in associated companies are generally accounted for under the equity method. E.ON's accounting policies are also generally applied to its associated companies. Other share investments and debt securities that are marketable are valued in accordance with SFAS No. 115, "Accounting for Certain Investments in Debt and Equity Securities" ("SFAS 115"). SFAS 115 requires that a security be accounted for according to its classification as either trading, available-for-sale or held-to-maturity. Debt securities that the Company does not have the positive intent and ability to hold to maturity and all marketable securities are classified as available-for-sale securities. The Company does not hold any securities classified as trading or held-to-maturity.

Securities classified as available-for-sale are carried at fair value, with unrealized gains and losses net of related deferred taxes reported as a separate component of stockholders' equity until realized. Realized gains and losses are recorded based on the specific identification method. Unrealized losses on all marketable securities and investments that are other than temporary are recognized in financial earnings in the line item "Write-down of financial assets and long-term loans."

The residual value of debt securities is adjusted for amortization of premiums and accretion of discounts to maturity. Such amortization and accretion are included in net interest income. Realized gains and losses on such securities are included in "Other operating income (expenses)." Other share investments that are non-marketable are accounted for at acquisition cost.

Inventories

The Company values inventories at the lower of acquisition or production cost or market value. Raw materials, products and goods purchased for resale are primarily valued at average cost. Gas inventories are valued at LIFO. The specific identification method is primarily used for real estate inventories. In addition to production materials and wages, production costs include material and production overheads based on normal capacity. Interest on borrowings is capitalized if the production activities are performed over an extended period ("qualifying assets"). The costs of general administration, voluntary social benefits and pensions are not capitalized. Inventory risks resulting from excess and obsolescence are provided for by appropriate valuation allowances.

Also included in inventories are emission rights allocated to the Company under emissions trading systems in Germany and abroad. Emission rights are capitalized at cost for the entire allocation period on receipt of the notice of allocation from the responsible national authorities. They are carried at amortized cost (including any incidental acquisition expenses).

Receivables and Other Assets

Receivables and other assets are recorded at their nominal values. Valuation allowances are provided for identified individual risks for these line items, as well as for long-term loans. If the loss of a certain part of the receivables is probable, valuation allowances are provided to cover the expected loss.

Discontinued Operations and Assets Held for Sale

Discontinued operations are those operations of a reportable or operating segment, or of a component thereof, that either have been disposed of or are classified as held for sale. Assets and liabilities attributable to a component must be clearly distinguishable from the other consolidated entities in terms of their operations and cash flows. In addition, the reporting entity must not have any significant continuing involvement in the operations classified as a discontinued operation.

Also reported under assets and liabilities of disposal groups are groups of long-lived assets held for disposal in one single transaction together with other assets and liabilities ("disposal groups"). SFAS 144 requires that certain defined criteria be met for an entity to be classified as a disposal group, and specifies the conditions under which a planned transaction becomes reportable as a discontinued operation.

Gains or losses from the disposal and income and expenses from the operations of a discontinued operation are reported separately under "Income/Loss (-) from discontinued operations"; prior-year figures are adjusted accordingly. Cash flows of discontinued operations are not included in the Consolidated Statement of Cash Flows. No reclassification of prior-year balance-sheet line items attributable to discontinued operations takes place, as such reclassification is not permitted by SFAS 144.

The income and expenses related to operations held for sale that are not classified as discontinued operations are included in "Income/Loss (-) from continuing operations" until they are sold.

Individual assets and disposal groups identified as held for sale are no longer depreciated once they are classified as assets held for sale or as disposal groups. Instead, they are reported at the lower of their book value or their fair value. If the fair value of such assets, less selling costs, is less than the carrying value of the assets at the time of their classification as held for sale, an impairment is recognized immediately. The fair value is determined based on discounted cash flows. The underlying interest rate that management deems reasonable for the calculation of such discounted cash flows is contingent on the type of property and prevailing market conditions. Appraisals and, if appropriate, current estimated net sales proceeds from pending offers are also considered.

Liquid Funds

Liquid funds include certain available-for-sale securities, checks, cash on hand and bank balances. E.ON considers liquid funds with an original maturity of three months or less to be cash equivalents.

Stock-Based Compensation

The stock-based compensation plans are accounted for on the basis of their intrinsic values as stipulated in SFAS No. 123, "Accounting for Stock-Based Compensation" ("SFAS 123"), in combination with FASB Interpretation No. 28, "Accounting for Stock Appreciation Rights and Other Variable Stock Option or Award Plans" ("FIN 28"). The corresponding expense is recognized in the income statement.

U.S. Regulatory Assets and Liabilities

Accounting for E.ON's regulated utility businesses, Louisville Gas and Electric Company and Kentucky Utilities Company (collectively "LG&E Energy"), Louisville, Kentucky, U.S., of the U.S. Midwest market unit, conforms with U.S. generally accepted principles as applied to regulated public utilities in the United States of America. These entities are subject to SFAS No. 71, "Accounting for the Effects of Certain Types of Regulation" ("SFAS 71"), under which costs that would otherwise be charged to expense are deferred as regulatory assets based on expected recovery of such costs from customers in future rates approved by the relevant regulator. Likewise, certain credits that would otherwise be reflected as income are deferred as regulatory provisions. LG&E Energy's current or expected recovery of deferred costs and expected return of deferred credits is generally based on specific ratemaking decisions or precedent for each item.

The U.S. Midwest market unit currently receives interest on all regulatory assets except for certain assets that have separate rate mechanisms providing for recovery within twelve months. Additionally, no interest is earned on the asset retirement obligation ("ARO") regulatory asset. This regulatory asset will be offset against the associated regulatory liability, ARO asset and ARO liability at the time the underlying asset is retired.

U.S. regulatory assets and provisions are included in "Operating receivables and other operating assets" and "Other provisions," respectively.

Provisions for Pensions

The valuation of pension liabilities is based on actuarial computations using the projected unit credit method in accordance with SFAS No. 87, "Employers' Accounting for Pensions" ("SFAS 87"), and SFAS No. 106, "Employers' Accounting for Postretirement Benefits Other Than Pensions" ("SFAS 106"). The interpretation of the Emerging Issues Task Force ("EITF") Issue 03-4 ("EITF 03-4"), "Determining the Classification and Benefit Attribution Method for a 'Cash Balance' Pension Plan," has been adopted for pension plans of the type described therein. The expanded disclosure requirements outlined in SFAS No. 132 (revised 2003), "Employers' Disclosures about Pensions and Other Postretirement Benefits" ("SFAS 132R"), were followed by E.ON for all domestic and foreign pension plans.

Other Provisions and Liabilities

Other provisions and liabilities are recorded when an obligation to a third party has been incurred, the payment is probable and the amount can be reasonably estimated.

SFAS 143, "Accounting for Asset Retirement Obligations" ("SFAS 143"), requires that, for fiscal years beginning after June 15, 2002, the fair value of a liability arising from the retirement or disposal of an asset be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made. When the liability is recorded, the Company must capitalize the costs of the liability by increasing the carrying amount of the long-lived asset. In subsequent periods, the liability is accreted to its present value and the carrying amount of the asset is depreciated over its useful life. Provisions for nuclear decommissioning costs are based on external studies and are continuously updated. Other provisions for the retirement or decommissioning of property, plant and equipment are based on estimates of the amount needed to fulfill the obligations.

Changes to these estimates arise pursuant to SFAS 143, particularly when there are deviations from original cost estimates or changes to the payment schedule or the level of relevant obligation. The liability must be adjusted in the case of both negative and positive changes to estimates (i.e. when the liability is less or greater than the accreted prior-year liability less utilization). Such an adjustment is usually made without affecting net income, and with a corresponding adjustment to fixed assets. Provisions for liabilities are accreted annually at the same interest rate that was used to establish fair value. The interest rate for existing liabilities will not be changed in future years. For new liabilities, as well as for increases in fair value due to changes in estimates that are treated like new liabilities, the interest rate to be used for subsequent valuations will be the interest rate that was valid at the time the new liability was incurred or the change in estimate occurred.

The Company's initial application of SFAS 143 on January 1, 2003, resulted in an increase of €1,370 million in the existing provisions from the retirement or decommissioning of fixed assets. Net book values of long-lived assets were increased by €262 million through capitalization of asset retirement costs. Also posted were receivables in the amount of €360 million from the Swedish national fund for nuclear waste management (see Note 15) and in the amount of €14 million for a U.S. regulatory asset. A net effect of €448 million after deferred taxes (€734 million before deferred taxes) arising from the adoption of SFAS 143 was reported in the Consolidated Statement of Income as a cumulative effect of changes in accounting principle.

FASB Interpretation No. 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others" ("FIN 45"), requires the guarantor to recognize a liability for the fair value of an obligation assumed under certain guarantees. It also expands the scope of the disclosures made concerning such guarantees. Note 26 contains additional information on significant guarantees that have been entered into by E.ON.

Deferred Taxes

Under SFAS No. 109, "Accounting for Income Taxes" ("SFAS 109"), deferred taxes are recognized for all temporary differences between the applicable tax balance sheets and the Consolidated Balance Sheet. Deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. SFAS 109 also requires the recognition of the future tax benefits of net operating loss carryforwards. A valuation allowance is established when the deferred tax assets are not expected to be realized within a reasonable period of time.

Deferred tax assets and liabilities are measured using the enacted tax rates expected to be applicable for taxable income in the years in which temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income for the period that includes the enactment date. The deferred taxes for German companies during the reporting year were generally calculated using a tax rate of 39 percent (2003: 39 percent) on the basis of a federal statutory rate of 25 percent for corporate income tax, a solidarity surcharge of 5.5 percent on corporate tax, and the average trade tax rate applicable for E.ON. Because of the enactment in Germany of the Flood Victims Solidarity Act of 2002 ("Flutopfersolidaritätsgesetz"), the German corporate tax rate was raised from 25 percent to 26.5 percent for 2003 only. The higher tax rate was thus applied to all temporary differences that were in effect in 2003. Foreign subsidiaries use applicable national tax rates.

Note 8 shows the major temporary differences so recorded.

Derivative Instruments and Hedging Activities

SFAS No. 133, "Accounting for Derivative Instruments and Hedging Activities" ("SFAS 133"), as amended by SFAS No. 137, "Accounting for Derivative Instruments and Hedging Activities—Deferral of the Effective Date of FASB Statement No. 133—an amendment of FASB Statement No. 133" ("SFAS 137"), and SFAS No. 138, "Accounting for Certain Derivative Instruments and Certain Hedging Activities—an amendment of FASB Statement No. 133" ("SFAS 138"), as well as the interpretations of the Derivatives Implementation Group ("DIG"), are applied as amended by SFAS No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 133 contains accounting and reporting standards for hedge accounting and for derivative financial instruments, including certain derivative financial instruments embedded in other contracts.

Instruments commonly used are foreign currency forwards, swaps and options, interest-rate swaps and cross-currency swaps. Equity swaps are entered into to cover price risks on securities. In commodities, the instruments used include physically and financially settled forwards and options based on the prices of electricity, gas, coal, oil and emission rights. As part of conducting operations in commodities, derivatives and emission rights are also acquired for trading purposes. Income and losses from these trading instruments are shown net in the Consolidated Statement of Income.

SFAS 133 requires that all derivatives be recognized as either assets or liabilities in the Consolidated Balance Sheet and measured at fair value. Depending on the documented designation of a derivative instrument, any change in fair value is recognized either in net income or stockholders' equity (as a component of accumulated other comprehensive income, "OCI").

SFAS 133 prescribes requirements for designation and documentation of hedging relationships and ongoing retrospective and prospective assessments of effectiveness in order to qualify for hedge accounting. The Company does not exclude any component of derivative gains and losses from the assessment of hedge effectiveness. Hedge accounting is considered to be appropriate if the assessment of hedge effectiveness indicates that the change in fair value of the designated hedging instrument is 80 to 125 percent effective at offsetting the change in fair value due to the hedged risk of the hedged item or transaction. If possible, the shortcut method in assessing effectiveness of interest rate hedges is applied.

For qualifying fair value hedges, the change in the fair value of the derivative and the change in the fair value of the hedged item that is due to the hedged risk(s) are recorded in income. If a derivative instrument qualifies as a cash flow hedge, the effective portion of the hedging instrument's gain or loss is reported in stockholders' equity (as a component of accumulated other comprehensive income) and is reclassified into earnings in the period or periods during which the transaction being hedged affects earnings. For hedging instruments used to establish cash flow hedges, the change in fair value of the ineffective portion is recorded in current earnings. To hedge the foreign currency risk arising from the Company's net investment in foreign operations, derivative as well as non-derivative financial instruments are used. Gains or losses due to fluctuations in market rates are recorded in the cumulative translation adjustment within stockholders' equity as a currency translation adjustment in accumulated other comprehensive income.

Fair values of derivative instruments are classified as operating assets or liabilities. Changes in fair value of derivative instruments affecting income are classified as other operating income or expenses. Realized gains and losses of derivative instruments relating to sales of the Company's products are principally recognized in sales or cost of goods sold.

Please see Note 29 for additional information regarding the Company's use of derivative instruments.

Consolidated Statement of Cash Flows

The Consolidated Statement of Cash Flows is classified by operating, investing and financing activities pursuant to SFAS No. 95, "Statement of Cash Flows" ("SFAS 95"). Cash flows from and to discontinued operations are not included in the Consolidated Statement of Cash Flows, and prior-year figures are adjusted accordingly. The separate line item, "Other non-cash income and expenses," mainly comprises undistributed income from companies valued at equity. Effects of changes in the scope of consolidation are shown in investing activities, but have been eliminated from operating and financing activities. This also applies to valuation changes due to exchange rate fluctuations, whose impact on cash and cash equivalents is separately disclosed.

Segment Information

The Company's segment reporting is prepared in accordance with SFAS No. 131, "Disclosures about Segments of an Enterprise and Related Information" ("SFAS 131"). The management approach required by SFAS 131 designates that the internal reporting organization that is used by management for making operating decisions and assessing performance should be used as the source for presenting the Company's reportable segments (see Note 32).

Use of Estimates

The preparation of the Consolidated Financial Statements requires management to make estimates and assumptions that may affect the reported amounts of assets and liabilities and disclosure of contingent amounts as of the balance sheet date and reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Reclassifications

Certain reclassifications to the prior year's presentation are made to conform with the current year presentation.

New Accounting Pronouncements

The FASB issued new rules on the measurement of inventories with the publication of SFAS 151, "Inventory Cost, an amendment of ARB No. 43, Chapter 4" ("SFAS 151") in November 2004. This standard strengthens the requirement that abnormally high vacancy, wasted material, freight and processing costs not be part of recognizable production costs. Such costs must instead be expensed as incurred. Accordingly, fixed costs shall henceforth be allocated to inventory based on normal production capacity. The application of SFAS 151 is mandatory for fiscal years beginning after December 15, 2004. No significant effects on the Company's assets, financial condition or results are expected to result from the initial adoption of the standard.

In December 2004, the FASB issued SFAS 153, "Exchanges of Nonmonetary Assets, an amendment of APB Opinion No. 29" ("SFAS 153"), which requires measurement at fair value of exchanges of nonmonetary assets. Measurement at fair value is required when the cash flow projections of the reporting entity are influenced by the transaction in question. SFAS 153 includes an exception for the exchange of assets during a joint venture in the oil and gas production industry. Because such exchanges are normally undertaken for purposes of risk diversification and to improve the utilization of capacity, gains and losses are not required to be recognized for these transactions. The application of this standard is mandatory for fiscal years beginning after June 15, 2005. No significant effects on the Company's assets, financial condition or results are expected to result from the initial adoption of SFAS 153.

In December 2004, the FASB also published a revised version of SFAS 123, "Share-Based Payment" ("SFAS 123R"). For E.ON this means that in the future, liabilities resulting from the Company's stock-based employee compensation program will have to be reported at their fair value and recognized as an expense in the income statement. Public entities that do not file as small business issuers must initially apply the amended regulations of SFAS 123R in the first interim period beginning after June 15, 2005. No significant effects on E.ON's assets, financial condition and results are expected to result from the initial adoption of SFAS 123R.

b) Significant Differences between U.S. GAAP and German GAAP

Business Combinations

Under U.S. GAAP, the measurement date for the consolidation of an acquired entity is the date of its registration in the Commercial Register. Assets acquired and liabilities assumed are accounted for at their fair values under the purchase method. German GAAP requires that mergers and acquisitions be accounted for as of the date agreed upon in the merger contract.

Under U.S. GAAP, goodwill acquired in a business combination is no longer amortized over its useful life, but rather tested for impairment on at least an annual basis. Under German GAAP, goodwill is capitalized and periodically amortized or offset against retained earnings.

Capitalization of Interest

Under certain conditions, U.S. GAAP requires the capitalization of interest as a part of the historical cost of acquiring assets that are constructed or otherwise produced for an enterprise's own sake. German GAAP permits, but does not require, such capitalization. Under U.S. GAAP, interest is capitalized on debt apportionable to the construction period of qualifying assets as a part of their cost of acquisition. The additional acquisition or construction cost is depreciated over the related asset's expected useful life.

Disposal Expenses
Under U.S. GAAP, for certain estimated costs resulting from the decommissioning or disposal of property, plant and equipment, an accrual and a corresponding increase in acquisition or production costs is to be provided and amortized over the asset's remaining useful life. Under German GAAP, such expenses do not increase the acquisition and production costs of the corresponding assets.

Securities and Other Investments
Under U.S. GAAP, marketable securities and other share investments are classified into one of three categories: held-to-maturity securities, available-for-sale securities or trading securities. The Company's securities and other investments are considered to be available for sale and thus must be valued at market value on the balance-sheet date. Under U.S. GAAP, unrealized holding gains and losses are excluded from income and reported as an adjustment to stockholders' equity. Under German GAAP, securities and other investments cannot be valued in excess of their acquisition costs at the balance-sheet date.

Equity Valuation/Negative Goodwill
The income of companies accounted for using the equity method has been determined using valuation principles prescribed by U.S. GAAP. To the extent that certain equity investees do not prepare consolidated U.S. GAAP financial statements, an estimate is made of the reconciling items based on information provided by the investee.

In addition to the above, under U.S. GAAP, any remaining negative goodwill is realized as income. Negative goodwill from consolidation must be released under German GAAP when expenses or losses expected at the time the stockholding is acquired are incurred, or if it becomes apparent that the negative goodwill corresponds to a realized profit on the balance-sheet date.

Provisions for Pensions and Similar Liabilities
Due to changes of the calculation bases, the unfunded accumulated benefit obligation exceeds the accrued pension provision without further considering the increase in salaries in some group companies. In such cases, under U.S. GAAP, provisions for pensions are increased by an additional minimum liability that does not affect income due to an offsetting intangible asset as long as it does not exceed the unrecognized prior service cost. Additional minimum liability in excess of the amount of the unrecognized prior service cost is recognized with no effect on income under stockholders' equity in the amount of the projected benefit liabilities described. Pursuant to German GAAP, these provisions for pensions are immediately expensed in the income statement.

Under German GAAP, provisions are established for the estimated number of employees nearing retirement and expected to participate in the early retirement program. Under U.S. GAAP, such accruals are established only if the employee consents by entering into a binding contractual agreement over the remaining length of employment.

Guarantees
Under U.S. GAAP, certain guarantees are to be recorded as liabilities at their fair value, even if there is little likelihood of their being used. Under German GAAP, a provision is to be established in the amount of the reasonably expected estimated liability.

Deferred Taxes
Under U.S. GAAP, deferred taxes are provided for all temporary and quasi-permanent differences between the tax balance sheet and the Consolidated Balance Sheet (temporary concept). Under U.S. GAAP, deferred taxes also are calculated for tax loss carryforwards. A valuation allowance is established when it is more likely than not that the deferred tax assets will not be realized.

Under German GAAP, deferred taxes are calculated based on the timing concept for all timing differences between valuation amounts in the tax income statement and the Consolidated Statement of Income. For quasi-permanent differences that are released over a very long period of time or only during the course of a company's divestment or liquidation, deferred taxes may only be applied if their reversal is sufficiently likely.

Under DRS 10, for fiscal periods beginning after December 31, 2002, deferred tax assets are to be recorded for tax loss carryforwards if the tax advantage for the loss carryforward can be reasonably expected to be realized. If realization is no longer likely, a valuation allowance is established. In this respect, the application of DRS 10 approaches U.S. GAAP requirements.

Consolidation of Variable Interest Entities

In contrast with German GAAP, under U.S. GAAP certain variable interest entities are fully consolidated, even in the absence of a stockholding interest, if the interest in such an entity results in the reporting company being the primary beneficiary.

Minority Interests

Under German GAAP, minority interests in subsidiaries are shown as part of stockholders' equity and net income.

Other

Other differences in accounting principles primarily include unrealized gains from foreign currency translation, outstanding financial derivatives, the capitalization of lease contracts, stock appreciation rights and the accounting for costs related to initial public offerings and mergers.

(3) Scope of Consolidation

Changes to the scope of consolidation in the reporting year are listed below:

Scope of Consolidation	Domestic	Foreign	Total
Consolidated companies as of December 31, 2003	188	409	597
Additions	29	106	135
Disposals	20	46	66
Consolidated companies as of December 31, 2004	**197**	**469**	**666**

At the time of the initial application of FIN 46 on July 1, 2003, two jointly managed electricity generation companies, two real estate leasing companies and two companies managing investments were identified as variable interest entities and included in the Consolidated Financial Statements of the E.ON Group. One other special-purpose entity for the management and disposal of real estate has been fully consolidated since contractual relationships commenced in 2003. When additional interests were acquired in 2004, the revised FASB Interpretation No. 46 ("FIN 46R") ceased to apply to one previously jointly managed electricity generation company and to one company managing investments. As of October 1, 2004, one other electricity generation company was fully consolidated into the E.ON Group for the first time in accordance with the provisions of FIN 46R. As of December 31, 2004, these variable interest entities included in the E.ON Group had assets and liabilities of €1,109 million (2003: €1,564 million) and recorded earnings of €91 million (2003: loss of €25 million) before consolidation. €105 million of the fixed assets of one variable interest entity serve as security for financial leasing and bank credits. The recourse of creditors of the consolidated variable interest entities to the assets of the consolidating companies is generally limited. Two variable interest entities have no such limitation of recourse. The consolidating companies are liable for €90 million in respect of these two entities.

In addition, the Company has had contractual relationships with another leasing company in the energy sector since July 1, 2000. The Company is not the primary beneficiary of this variable interest entity. This company had total assets of €120 million on December 31, 2004 (2003: €148 million), and reported earnings of €29 million (2003: €27 million). The E.ON Group's maximum exposure to loss related to its association with this variable interest entity is approximately €15 million. It is considered unlikely that these losses will be realized.

The extent of E.ON's interest in another variable interest entity, which has been in existence since 2001 and will terminate in 2005, cannot be assessed in accordance with the FIN 46R criteria due to insufficient information. The entity handles the liquidation of assets from operations that have already been sold. Original assets and liabilities were €127 million. No adverse future impact on income is expected from the operation of this entity.

In 2004, a total of 134 domestic and 78 foreign associated companies were valued at equity (2003: 135 domestic and 69 foreign). See Note 4 for additional information on acquisitions, disposals, discontinued operations and disposal groups.

(4) Acquisitions, Disposals, Discontinued Operations and Disposal Groups

The presentation of E.ON's acquisitions, disposals, discontinued operations and disposal groups in this Note is based on SFAS 141 and 144. Pursuant to these standards, acquisitions and disposals are classified as either "significant" or "other." Additional information is provided for significant acquisitions and disposals.

All acquisitions and disposals are consistent with E.ON's strategy for growth, which is to focus on its activities in the electricity and gas sectors.

Acquisitions in 2004:

Significant Acquisitions in 2004

U.K.

Midlands Electricity

On January 16, 2004, E.ON UK completed the acquisition of 100 percent of the British distributor of electricity Midlands Electricity plc ("Midlands Electricity"), Worcester, U.K. The purchase price, including incidental acquisition expenses, amounted to €1,706 million (GBP 1,180 million), of which €55 million was paid to stockholders and €881 million was paid to creditors. Moreover, financial debts amounting to an equivalent of €856 million were assumed. The payments to stockholders were offset by acquired liquid funds of €86 million. The company was thus fully consolidated as of January 16, 2004.

The table below contains a presentation of the major classes of assets and liabilities of Midlands Electricity as of the acquisition date:

Major Balance Sheet Line Items – Midlands Electricity – (Summary)

€ in millions	January 16, 2004
Intangible assets	10
Goodwill	473
Property, plant and equipment	1,745
Financial assets	34
Non-fixed assets	197
Other assets	20
Total assets	**2,479**
Accrued liabilities	178
Liabilities	1,911
Other liabilities	335
Total liabilities	**2,424**
Net assets	**55**

The following condensed pro forma consolidated results of operations of the E.ON Group are presented as if the complete acquisition of Midlands Electricity had taken place on January 1, 2004, and the acquisition of E.ON Ruhrgas (for further details on the transactions, please see page 108) had taken place on January 1, 2003. Adjustments to E.ON's historical information have been made for the acquirees' results of operations prior to the respective dates of acquisition. In addition, adjustments were made for depreciation, amortization and related tax effects resulting from the purchase price allocation. The pro forma figures also include adjustments to include interest costs determined on the basis of E.ON's average interest rate for external debt, taking into consideration the respective financing structures.

E.ON Pro Forma Data

€ in millions	2004	2003
Net sales[1]	44,769	44,434
Income before changes in accounting principles	4,343	5,156
Net income	4,343	4,726
Earnings per share (in €)	6.61	7.23

[1]Excludes electricity and petroleum taxes.

This pro forma information is not necessarily indicative of what the actual combined results of operations might have been had the acquisitions occurred at the beginning of the respective periods presented.

Other Acquisitions in 2004

Central Europe

JME/JCE

In 2003, majority stakes in two Czech regional utilities, Jihomoravská energetika a.s. ("JME"), Brno, Czech Republic, and Jihočeská energetika a.s. ("JCE"), České Budějovice, Czech Republic, were acquired for a total of €207 million, and both companies were fully consolidated on October 1, 2003. In December 2004, additional interests in JME and JCE were acquired; these transactions increased the Company's respective interests in JME and JCE from 85.7 percent and 84.7 percent as of December 31, 2003, to 99.0 percent and 98.7 percent as of December 31, 2004. The total purchase price in 2004 amounted to €81 million.

As of December 31, 2003, goodwill amounting to €152 million had resulted from the preliminary purchase price allocations. This was reduced to €48 million following the final allocation of the purchase prices for the tranches that had been initially consolidated in 2003. For the interests acquired in 2004, no goodwill remained after purchase price allocation.

E.ON Bayern

In June 2003, a meeting of shareholders of E.ON Bayern AG ("E.ON Bayern"), Regensburg, Germany, had authorized E.ON Energie to acquire the outstanding shares of E.ON Bayern held by minority shareholders by means of a squeeze-out procedure. Following the conclusion of all legal challenges to the squeeze-out procedure, the squeeze-out was entered in the commercial register in July 2004. Subsequent to that registration, E.ON held 100 percent of E.ON Bayern.

Prior to the squeeze-out, E.ON Energie had already acquired approximately 1.6 percent of the shares of E.ON Bayern in 2003, at an acquisition cost of €159 million. That acquisition, which mainly consisted of a transfer of E.ON shares with a market value of approximately €153 million, produced goodwill in the amount of €99 million. The acquisition increased E.ON's stake in E.ON Bayern to 98.9 percent in 2003.

In 2004, the acquisition of the remaining E.ON Bayern shares resulted in acquisition costs of €189 million, of which €165 million were attributable to the transfer of E.ON shares. The goodwill resulting from this transaction was €148 million.

Pan-European Gas

Thüga

In May 2004, the squeeze-out transaction for the outstanding shares (3.4 percent) of Thüga Aktiengesellschaft ("Thüga"), Munich, Germany, was completed. The remaining 2.9 million shares were acquired at a purchase price of €223 million (including ancillary costs related to the acquisition). The purchase price allocation of these shares resulted in goodwill amounting to €106 million.

As of January 1, 2003, the total E.ON Group stake in Thüga was 87.1 percent. Through the acquisition of E.ON Ruhrgas AG, E.ON acquired additional shares in 2003. At the extraordinary general meeting of Thüga shareholders held on November 28, 2003, it had been decided that E.ON AG would acquire the remaining shares held by the minority shareholders in a squeeze-out transaction, as described above. The squeeze-out was entered in the commercial register in May 2004, and the total E.ON Group stake in Thüga thus amounted to 100 percent on December 31, 2004 (2003: 96.6 percent).

Nordic

Graninge

In the first half of 2004, Sydkraft increased its stake in Graninge AB ("Graninge"), Sollefteå, Sweden, from 79.0 percent as of December 31, 2003, to 100 percent through the acquisition of the outstanding shares in three tranches for an aggregate price of €307 million (2.82 billion SEK). The purchase price allocation relating to these shares resulted in goodwill amounting to €76 million.

In 2003, E.ON increased its stake in Graninge from the 36.3 percent held on January 1, 2003, to 79.0 percent as of December 31, 2003, upon receiving regulatory antitrust approval for the transaction. To comply with Swedish stock exchange regulations, such an acquisition of a majority interest required that a public takeover offer, valid until January 16, 2004, had to be submitted to the remaining minority shareholders in November 2003. The acquisition costs for the stake acquired in 2003 amounted to €628 million. Graninge was fully consolidated as of November 1, 2003. As of December 31, 2004, the goodwill relating to the 100 percent interest in Graninge amounted to €233 million.

E.ON has reached an understanding in principle with the Norwegian utility Statkraft SF ("Statkraft"), Oslo, Norway, on the sale of hydroelectric generation capacity that E.ON had acquired as part of the Graninge acquisition. Contract negotiations are expected to be completed during the first half of 2005. Page 108 provides more information about the disposal.

Other Activities

Viterra

Deutschbau

In 2004, Viterra entered into a non-cancelable option agreement with the minority shareholders of Deutschbau-Holding GmbH ("Deutschbau"), Düsseldorf, Germany. This agreement conditionally requires Viterra to purchase part or all of the interests of those shareholders. Viterra must be notified one year beforehand of the acceptance of the offer. A further agreement also includes a call option for Viterra or a third party named by Viterra. Neither option can be exercised until on or after September 30, 2007. Notice of acceptance of the offer must be given at least six months before the exercise date, and the offer must be for all shares.

In October 2004, Viterra made a separate offer to minority shareholders to purchase the shares held by them. That offer was accepted by minority shareholders holding 98.6 percent of the shares not owned by Viterra. The purchase price was €429 million, of which €62 million was to be paid in cash following the closing on December 20, 2004. €367 million will be paid in five equal annual installments through 2009. Interest will accrue on the respective remaining balances until the final payment. Subsequent to acquiring these shares in 2004, the E.ON Group had a consolidating interest in Deutschbau of 99.1 percent as of December 31, 2004.

Disposals, Discontinued Operations and Disposal Groups in 2004:

Disposal Groups in 2004

Nordic

Graninge

As described previously, E.ON has reached an understanding in principle with the Norwegian utility Statkraft on the sale of hydroelectric generation capacity that it acquired when it purchased Graninge. The sales price is expected to be approximately €500 million. The table below shows the major balance sheet line items affected by the transaction which are presented in the Consolidated Balance Sheet as of December 31, 2004, under "Assets of disposal groups" and "Liabilities of disposal groups."

Major Balance Sheet Line Items – Graninge Hydroelectric Capacity Disposal Group – (Summary)

€ in millions	December 31, 2004
Fixed assets	553
Non-fixed assets	-
Total assets	**553**
Total liabilities	54
Net assets	**499**

Acquisitions in 2003:

Significant Acquisitions in 2003

E.ON AG

E.ON Ruhrgas

The acquisition of E.ON Ruhrgas in 2003 was a significant element in the strategy of strengthening E.ON as an integrated electricity and gas company.

On January 31, 2003, E.ON reached an out-of-court settlement with nine companies that had filed appeals in state Superior Court in Düsseldorf, Germany, against the ministerial approval of the E.ON Ruhrgas takeover. All appeals were withdrawn. This allowed E.ON to expand its 38.5 percent holding in E.ON Ruhrgas as of December 31, 2002, through the subsequent acquisition of the shares belonging to Bergemann GmbH ("Bergemann"), Essen, Germany, thereby acquiring a majority of the shares of E.ON Ruhrgas. By the beginning of March 2003, the remaining shares of E.ON Ruhrgas had been acquired. The total purchase price amounted to €10.2 billion.

E.ON Ruhrgas was fully consolidated into the Consolidated Financial Statements on February 1, 2003. Goodwill in the amount of €2.9 billion resulted from the purchase price allocation.

The table below summarizes the major classes of assets and liabilities (excluding goodwill) of E.ON Ruhrgas as of the acquisition date:

Major Balance Sheet Line Items – E.ON Ruhrgas – (Summary)

€ in millions	February 1, 2003
Intangible assets	651
Property, plant and equipment	4,191
Financial assets	4,843
Non-fixed assets	6,042
Other assets	200
Total assets	**15,927**
Accrued liabilities	2,098
Liabilities	4,702
Other liabilities (including minority interests)	1,854
Total liabilities	**8,654**
Net assets (excluding goodwill)	**7,273**

Disposals, Discontinued Operations and Disposal Groups in 2003:

Significant Disposals in 2003

E.ON AG

Degussa

Effective January 31, 2003, E.ON sold 18.1 percent of the capital stock of Degussa to RAG Aktiengesellschaft ("RAG"), Essen, Germany, pursuant to a public takeover offer. The sale price amounted to €1,413 million and resulted in a total gain of €276 million. However, as E.ON holds a 39.2 percent stake in RAG, the share of the gain recorded in the Consolidated Statement of Income was €168 million. E.ON continued to hold a 46.5 percent interest in Degussa, which had been accounted for at equity in the Consolidated Financial Statements thereafter. Degussa is jointly managed by E.ON and RAG pursuant to the shareholders' agreement of May 20, 2002.

In addition, E.ON and RAG entered into a forward contract according to which RAG would purchase an additional 3.6 percent of the capital stock of Degussa by May 31, 2004, to secure a 50.1 percent holding in the company. This transaction closed in accordance with the agreement on May 31, 2004. The sale for €283 million resulted in gains of €84 million, of which intercompany gains due to E.ON's stake in RAG of 39.2 percent had to be adjusted. A gain of €51 million was thus realized from the sale. As of December 31, 2004, E.ON retains a 42.9 percent stake in Degussa.

Bouygues Telecom

In January 2003 E.ON entered into an agreement with the Bouygues Group, Paris, France, on the two-step disposal of E.ON's 15.9 percent interest in Bouygues Telecom S.A. ("Bouygues Telecom"), Boulogne-Billancourt, France, the third-largest cellular phone company in France. In the first quarter of 2003, E.ON realized a gain of €294 million from the first step, the sale of 5.8 percent of Bouygues Telecom shares at a price of €394 million. In October of that year, the Bouygues Group exercised a call option to purchase the remaining 10.1 percent interest in Bouygues Telecom by December 30, 2003, at a price of €692 million. A further gain of €546 million was realized on this transaction.

The gains from the disposal of the Degussa and Bouygues Telecom shares are accounted for under "Other operating income." Please see Note 6 for further details.

Central Europe/Pan-European Gas

The ministerial approval of the acquisition of E.ON Ruhrgas of July 5, 2002, (amended September 18, 2002) includes, among other requirements, the requirement that E.ON disposes of the following interests by February 2004:

- Bayerngas GmbH ("Bayerngas"), Munich, Germany (held by E.ON Energie [22.0 percent] and E.ON Ruhrgas [22.0 percent])
- Gelsenwasser AG ("Gelsenwasser"), Gelsenkirchen, Germany (E.ON Energie [80.5 percent])
- swb AG ("swb"), Bremen, Germany (E.ON Energie [22.0 percent] and E.ON Ruhrgas [10.4 percent])
- Verbundnetz Gas AG ("VNG"), Leipzig, Germany (E.ON Energie [5.3 percent] and E.ON Ruhrgas [36.8 percent])
- EWE Aktiengesellschaft ("EWE"), Oldenburg, Germany (E.ON Energie [27.4 percent])

Bayerngas

At the end of July 2003, E.ON Energie and E.ON Ruhrgas entered into sales contracts on the disposal of their Bayerngas holdings. Each company had a 22.0 percent interest in Bayerngas. The city of Landshut, Germany, and the municipal utilities of the German cities of Munich, Augsburg, Regensburg and Ingolstadt purchased the shares in the fourth quarter of 2003 following receipt of required approvals by the responsible committees and the German Federal Ministry of Economics and Labor. E.ON realized a gain of €22 million on the complete sale, at a price of €127 million.

No gain was realized on the sale of the Bayerngas shares held by E.ON Ruhrgas, as these shares had been recorded at their fair value at the time of E.ON's consolidation of E.ON Ruhrgas.

Gelsenwasser

In September 2003, E.ON Energie sold its interest in Gelsenwasser to a joint venture owned by the municipal utilities of the German cities of Dortmund and Bochum. Further information can be found under "Discontinued Operations in 2003," on page 110.

swb

In November 2003, E.ON Energie sold its entire interest in E.ON Energiebeteiligungs-Gesellschaft mbH ("E.ON Energiebeteiligungs-Gesellschaft"), Munich, Germany, to EWE for €305 million. E.ON Energiebeteiligungs-Gesellschaft held 32.4 percent of the shares of swb (comprising all of the shares previously held by E.ON Energie and E.ON Ruhrgas). The gain of €85 million resulting from the sale pertains solely to the portion held by E.ON Energie, because the swb shares held by E.ON Ruhrgas were recorded at their fair value at the time of E.ON's consolidation of E.ON Ruhrgas.

VNG/EWE

On January 26, 2004, the two main shareholders in EWE, Energieverband Elbe-Weser Beteiligungsholding GmbH and Weser-Ems Energiebeteiligungen GmbH, acquired the E.ON Energie stake in EWE (27.4 percent) when they exercised their preferential subscription rights. The share purchase and transfer agreement of December 8, 2003, was thus implemented in full. E.ON recorded proceeds of approximately €520 million from the disposal of the EWE shares and a net book gain of €257 million.

On January 28, 2004, EWE acquired 32.1 percent of the VNG interest. The remaining 10.0 percent were offered to and acquired by eastern German municipalities at the same sales price in accordance with the requirements of the ministerial approval. The total sales price was approximately €899 million. From the sale, E.ON recorded a net book gain of €60 million on the 5.3 percent share in VNG originally held by Central Europe. The 36.8 percent share held through Pan-European Gas was recorded at its fair value at the time of the purchase price allocation undertaken after the acquisition of the company, and therefore no net book gain was attained when this stake was sold.

Contracts for the sale of E.ON's interests in VNG and EWE were concluded in December 2003. Completion of the sales was, however, conditional on the approvals of the companies' respective boards and on regulatory approvals. The disposals were completed in 2004.

Discontinued Operations in 2003

The sales of E.ON's former VEBA Oel and MEMC segments, which took place in 2002 and 2001, respectively, but had not been finalized as of the end of 2002, were reported in 2003 under discontinued operations, in accordance with SFAS 144. Viterra and U.S. Midwest also disposed of certain operations and assets. In addition, as part of the requirements included in the ministerial approval for the acquisition of E.ON Ruhrgas, Central Europe classified its interest in Gelsenwasser as an asset held for sale. Amounts in the Consolidated Statements of Income and the Consolidated Statements of Cash Flows for 2003, including the notes thereto, have been adjusted to reflect these discontinued operations.

E.ON AG
VEBA Oel

In 2002, E.ON realized a preliminary sales price of approximately €2.8 billion for 100 percent of the shares of VEBA Oel AG ("VEBA Oel"), Gelsenkirchen, Germany, pursuant to an agreement E.ON entered into with BP plc ("BP"), London, U.K., in July 2001. The final sales price payable under the contract depended on numerous conditions and settlement modalities, and especially on the proceeds BP would generate from the sale of VEBA Oel's exploration and production businesses. In view of the political conditions in Venezuela at that time, it was not possible to sell the Venezuelan operations. In April 2003, E.ON and BP therefore agreed on a final purchase price for VEBA Oel—without impact on the customary indemnifications. This resulted in a total price of approximately €2.9 billion for VEBA Oel, and E.ON posted a book gain from the sale in the 2002 fiscal year, followed by a pre-tax loss of €35 million in 2003 (after-tax loss: €37 million). Claims asserted under the customary indemnifications in 2004 resulted in an additional loss of €19 million in 2004 before taxes (after-tax loss: €19 million).

MEMC

On September 30, 2001, E.ON entered into an agreement to sell its silicon wafer operations to the Texas Pacific Group ("TPG"), Fort Worth, Texas, U.S. The symbolic price of USD 6.00 was paid for E.ON's 71.8 percent interest and shareholder loans in MEMC Electronic Materials, Inc. ("MEMC"), St. Peters, Missouri, U.S. The transaction closed on November 13, 2001. The purchase price was initially subject to adjustment if MEMC met certain predefined operating objectives for 2002. In August 2003 E.ON and the purchaser reached agreement on the final purchase price, and the result was a net gain from discontinued operations of €14 million.

Central Europe
Gelsenwasser

In September 2003, Central Europe sold its 80.5 percent interest in Gelsenwasser to a joint venture owned by the municipal utilities of the German cities of Dortmund and Bochum for €835 million. This resulted in a gain of €418 million. The sale brought E.ON a step closer to fulfilling the ministerial approval requirements for the acquisition of E.ON Ruhrgas, as previously mentioned in connection with the disposal activities of 2003.

The following table provides details of selected financial information from the discontinued operations of this disposal group for the period indicated:

Selected Financial Information – Gelsenwasser – (Summary)

€ in millions	2003
Sales	295
Gain on disposal, net	418
Other income/expenses, net	-201
Income from continuing operations before income taxes and minority interests	**512**
Income taxes	-24
Minority interests	-9
Income from discontinued operations	**479**

U.S. Midwest
CRC-Evans

CRC-Evans International Inc. ("CRC-Evans"), Houston, Texas, U.S., was a wholly-owned subsidiary of LG&E Energy, acquired in 1999. CRC-Evans is a provider of equipment and services for the construction and maintenance of natural gas and oil pipelines. The conditions imposed by the SEC on E.ON UK's acquisition of LG&E Energy included the disposal of this business. In November 2003, LG&E Energy sold its stake in CRC-Evans for €37 million. CRC-Evans was deconsolidated as of October 31, 2003. With revenues of €73 million in 2003, this discontinued operation produced earnings before and after taxes that were well below €1 million in 2003.

Other Activities

Viterra

Viterra Energy Services/Viterra Contracting

At the end of 2002, Viterra Energy Services AG ("Viterra Energy Services"), Essen, Germany, was accounted for as a discontinued operation in E.ON's Consolidated Financial Statements. In April 2003 Viterra sold its wholly-owned service subsidiary to CVC Capital Partners. The transaction was completed in June 2003. At the beginning of 2003, Viterra Contracting GmbH ("Viterra Contracting"), Bochum, Germany, was also sold. Viterra received proceeds totaling €961 million, including approximately €112 million in liabilities assumed by the purchaser, and realized an aggregate gain in the amount of €641 million. In 2004, pre-tax gains of €10 million were realized from the reversal of provisions that had to be established in connection with the disposals in 2003 (after-tax gain: €10 million). Both disposals reflected Viterra's strategy of focusing on residential real estate and real estate development.

The table below provides aggregated details of selected financial information from the discontinued operations of Viterra for the period indicated:

Selected Financial Information – Viterra Energy Services/Viterra Contracting – (Summary)

€ in millions	2003
Sales	202
Gain on disposal, net	641
Other income/expenses, net	-145
Income from continuing operations before income taxes and minority interests	**698**
Income taxes	-17
Minority interests	-
Income from discontinued operations	**681**

(5) Cost of Goods Sold and Services Provided

The table below provides details of cost of goods sold and services provided by segment for the periods indicated:

Cost of Goods Sold and Services Provided

€ in millions	2004	2003
Central Europe	13,813	13,394
Pan-European Gas	9,907	8,864
U.K.	6,365	6,474
Nordic	1,924	1,651
U.S. Midwest	1,320	1,374
Corporate Center	-787	-617
Core energy business	**32,542**	**31,140**
Other activities	811	1,640
Total	**33,353**	**32,780**

(6) Other Operating Income and Expenses

The table below provides details of other operating income for the periods indicated:

Other Operating Income

€ in millions	2004	2003
Gain on the reversal of provisions	437	286
Gain on disposal of fixed assets	1,030	1,604
Gain on derivative instruments	1,901	1,342
Exchange rate differences	2,159	2,177
Other trade income	118	117
Gain on deconsolidation	11	294
Miscellaneous	1,000	1,148
Total	**6,656**	**6,968**

Other operating income includes income not related to the financial year amounting to €479 million (2003: €344 million).

Gains on the reversal of provisions primarily relate to provisions for anticipated losses from open transactions and amounts accrued for goods and services received but not invoiced. These provisions were reversed whenever circumstances indicated that utilization of the respective provisions was no longer probable.

Gains on the disposal of fixed assets in 2004 primarily arose from the sale of tangible fixed assets at Viterra (€414 million), the sale of shares in EWE and VNG (total gain: €317 million), the disposal of 3.6 percent of the shares of Degussa AG (€51 million), the sale of shares in Union Fenosa (€26 million) and additional disposals of investments held by the Central Europe market unit (€57 million). In 2003, this line item consisted largely of gains from the sale of shares in Bouygues Telecom (€840 million) and from the sale of interests held by the Central Europe market unit (€150 million) and of tangible fixed assets at Viterra (€433 million). Note 4 provides more information about the disposals.

Gains on derivative instruments include the gains recognized as a result of the required marking to market and realized gains from derivatives under SFAS 133.

The income from exchange rate differences primarily results from the recognition in income of exchange rate movements on foreign currency transactions and from income realized on foreign currency derivatives.

Gains from deconsolidation in 2003 include the book gain from the sale of approximately 18.1 percent of Degussa (€168 million) sold in 2003.

Miscellaneous other operating income in 2004 includes gains realized on the sale of securities classified as non-fixed assets in the amount of €337 million (2003: €365 million). Also contained in this line item are reductions of valuation allowances on accounts receivable, rental and leasing income, the sale of scrap metal and materials, and damage compensation received.

Other operating expenses include costs that cannot be allocated to production, selling or administration activities. The following table provides details of other operating expenses for the periods indicated:

Other Operating Expenses

€ in millions	2004	2003
Additions to provisions	246	282
Loss on disposal of fixed assets	129	115
Loss on derivative instruments	1,316	958
Exchange rate differences	2,470	2,139
Other taxes	80	103
Write-down on non-fixed assets	43	211
Miscellaneous	637	1,069
Total	**4,921**	**4,877**

Included in other operating expenses are expenses not related to the financial year amounting to €217 million (2003: €354 million).

Additions to provisions in 2004 and 2003 primarily related to personnel costs.

Losses on derivative financial instruments include the losses recognized as a result of the required marking to market and realized losses from derivatives under SFAS 133.

The expenses from exchange rate differences result from the recognition in income of exchange rate movements on foreign currency transactions and, primarily, from losses realized on foreign currency derivatives.

Miscellaneous other operating expenses mainly consist of losses from the sale of securities that were classified as non-fixed assets amounting to €131 million (2003: €265 million) as well as costs for external audit and non-audit services and consulting of €177 million (2003: €163 million).

(7) Financial Earnings

The following table provides details of financial earnings for the periods indicated:

Financial Earnings

€ in millions	2004	2003
Income from companies in which share investments are held; thereof from affiliated companies: 41 (2003: 34)	195	172
Income from profit- and loss-pooling agreements; thereof from affiliated companies: 5 (2003: 9)	5	18
Income from companies accounted for under the equity method; thereof from affiliated companies: 4 (2003: 16)	817	794
Losses from companies accounted for under the equity method; thereof from affiliated companies: -54 (2003: -3)	-168	-130
Losses from profit- and loss-pooling agreements; thereof from affiliated companies: -8 (2003: -12)	-10	-19
Write-down of investments	-77	-53
Income from share investments	**762**	**782**
Income from other long-term securities	36	48
Income from long-term loans	43	52
Other interest and similar income; thereof from affiliated companies: 9 (2003: 0)	579	678
Interest and similar expenses; thereof from affiliated companies: -6 (2003: -12) thereof SFAS 143 accretion expense: -499 (2003: -486)	-1,799	-1,885
Interest and similar expenses (net)	**-1,141**	**-1,107**
Write-down of financial assets and long-term loans	-54	-34
Financial earnings	**-433**	**-359**

The income from share investments at the E.ON Group consists primarily of returns on numerous participations held in the core energy business. However, the largest single contributing amount in 2004 resulted from the interest in Degussa accounted for at equity (a gain of €107 million from companies accounted for at equity). In 2003, Degussa had delivered a negative contribution to income from share investments (a loss of €86 million from companies accounted for at equity). This loss primarily reflected the impairment charge recorded at Degussa's fine chemicals division. The impact on E.ON of this impairment amounted to €86 million from its directly held share of the Degussa result (€187 million), which then was 46.5 percent. The stake in Degussa held indirectly by E.ON through RAG resulted in additional losses. The total attributable to the indirect stake was €73 million, of which, however, only €15 million was recognized in E.ON's losses from companies accounted for under the equity method in 2003, as the carrying amount of E.ON's investment in RAG could not be reduced beyond zero.

Losses from companies accounted for at equity include €86 million (2003: €0 million) in impairment charges on goodwill of companies accounted for at equity.

Interest expense decreased in 2004, primarily because of reduced gross financial indebtedness and as a result of the lowering of interest rates. Interest expense is reduced by capitalized interest on debt totaling €20 million (2003: €22 million).

Included in interest and similar expenses (net) is a balance of €31 million (2003: €24 million) in interest expense resulting from financial relationships with associated companies and other share investments.

(8) Income Taxes

The following table provides details of income taxes, including deferred taxes, for the periods indicated:

Income Taxes € in millions	2004	2003
Current taxes		
Domestic corporate income tax	1,039	403
Domestic trade tax on income	492	297
Foreign income tax	392	283
Other	4	12
Total	**1,927**	**995**
Deferred taxes		
Domestic	32	207
Foreign	-12	-78
Total	**20**	**129**
Income taxes	**1,947**	**1,124**

The increase in tax expenses of €823 million primarily reflects improvements in operating earnings.

The 2003 Tax Preference Reduction Act ("Steuervergünstigungsabbaugesetz") altered the regulatory framework regarding the utilization of corporate tax credits arising from the corporate imputation system ("Anrechnungsverfahren"), which existed until 2001. The main changes include the repeal of the tax credit for corporate dividends paid out after April 11, 2003, and before January 1, 2006. This has resulted in an increased tax burden of approximately €219 million (2003: €190 million) on dividend payments in the amount of €1,312 million (2003: €1,142 million) in 2004.

The law implementing the German federal government's protocol declaration on the legislative conference committee's recommendation on the Tax Preference Reduction Act—Basket II ("Gesetz zur Umsetzung der Protokollerklärung der Bundesregierung zur Vermittlungsempfehlung zum Steuervergünstigungsabbaugesetz," the so-called "Basket II Act") was enacted on December 22, 2003. This law introduces restrictions to the extent to which expense deductions can be set against gains on the disposal of shareholdings in domestic and foreign corporations. A similar existing rule affecting foreign dividends has now been extended to cover domestic dividends. Beginning in the 2004 tax year, 5 percent of gains on the disposal of shareholdings and 5 percent of domestic and foreign dividends are deemed to be non-deductible tax expenses, and are thus subject to both the corporate tax and the trade tax. This resulted in the initial recognition of deferred tax liabilities totaling €237 million in 2003. For the year under review, the change in the law resulted in a tax expense of €200 million. No deferred taxes for temporary differences related to foreign shareholdings held by foreign subsidiaries are disclosed, as it is impracticable to determine deferred taxes for such temporary differences.

Changes in tax rates and tax law in Finland, the Netherlands and Austria resulted in a total deferred tax benefit of €10 million. In the previous year, a deferred tax benefit of €206 million was recorded following changes in tax rates in the Czech Republic, Italy and Hungary, as well as a change of tax law in Sweden affecting the taxation of gains on the disposal of shareholdings in certain corporations that came into effect in mid-2003.

In light of the positive developments in three precedent-setting tax proceedings in the lower German tax courts, the Company released a tax provision in 2001 that had previously been established to account for a probable liability stemming from gains from profit- and loss-pooling agreements with former non-profit real estate companies that were in place during periods prior to the consolidated tax filing status. In December 2002, the federal tax court confirmed the favorable decisions of the lower courts. In accordance with that December 2002 tax court decision, the tax authorities made the appropriate amendments to the corporate tax assessments for preceding years. This resulted in the Company receiving tax refunds totaling €351 million.

For financial years ending after December 31, 2003, pre-consolidation remittance surpluses and shortfalls ("vororganschaftliche Mehr- und Minderabführungen") have become subject to the revised provisions of section 14 subsection 3 of the Corporate Tax Act ("KStG"), as amended by the Directive Implementation Act of December 9, 2004 ("EURLUmsG"). This revised subsection of the KStG provides that tax-effective transfers of profits and losses that took place during periods before the profit-and-loss-sharing agreement came into effect no longer fall under the profit-and-loss rules applicable to consolidated entities. Pre-consolidation remittance surpluses and shortfalls are now to be treated respectively as distributions and capital contributions, with 5 percent of distributions taxable. This change in tax law resulted in a tax expense of €152 million in 2004, including a deferred tax charge of €87 million.

In 2002, the Flood Victims Solidarity Act was enacted, resulting in an increase in the German corporate tax rate for 2003 only from 25 percent to 26.5 percent. The tax rate has reverted to 25 percent in the 2004 tax year (plus a solidarity surcharge of 5.5 percent).

The differences between the statutory tax rate in 2004 of 25 percent (2003: 26.5 percent) in Germany and the effective tax rate are reconciled as follows:

Reconciliation to Effective Income Taxes/Tax Rate

	2004		2003	
	€ in millions	%	€ in millions	%
Corporate income tax	1,700	25.0	1,468	26.5
German municipal trade taxes net of federal tax benefit	460	6.8	72	1.3
Foreign tax rate differentials	167	2.4	74	1.3
Changes in valuation allowances	-199	-2.9	543	9.8
Changes in tax rate/tax law	142	2.1	60	1.1
Tax effects on				
Tax-free income	-351	-5.2	-415	-7.5
Equity accounting	-135	-2.0	-163	-2.9
Other[1]	163	2.4	-515	-9.3
Effective income taxes/tax rate	**1,947**	**28.6**	**1,124**	**20.3**

[1] Primarily prior-year current/deferred tax charge of €53 million (2003: €170 million credit) and a tax charge of €63 million (2003: €49 million) arising from non-deductible foreign expenditure.

As discussed in Note 4, the corporate income taxes relating to discontinued operations are reported in E.ON's Consolidated Statement of Income under "Income/Loss from discontinued operations, net," and are as follows:

Income Taxes from Discontinued Operations

€ in millions	2004	2003
VEBA Oel	-	2
Viterra Energy Services/ Viterra Contracting	-	17
MEMC	-	9
Gelsenwasser	-	24
Total	**-**	**52**

Income from continuing operations before income taxes and minority interests was attributable to the following geographic locations in the periods indicated:

Income from Continuing Operations before Income Taxes and Minority Interests

€ in millions	2004	2003
Domestic	3,967	3,411
Foreign	2,832	2,127
Total	**6,799**	**5,538**

Deferred tax assets and liabilities are as follows as of December 31, 2004 and 2003:

Deferred Tax Assets and Liabilities

€ in millions	December 31, 2004	December 31, 2003
Deferred tax assets		
Intangible assets	167	144
Fixed assets	376	516
Investments and long-term financial assets	518	427
Inventories	14	21
Receivables	343	90
Accrued liabilities	4,165	3,989
Liabilities	1,591	1,600
Net operating loss carryforwards	1,089	1,184
Tax credits	34	35
Other	440	280
Subtotal	**8,737**	**8,286**
Valuation allowance	-509	-726
Total	**8,228**	**7,560**
Deferred tax liabilities		
Intangible assets	700	788
Fixed assets	6,155	5,907
Investments and long-term financial assets	1,114	630
Inventories	98	96
Receivables	2,141	1,694
Accrued liabilities	1,086	1,021
Liabilities	1,283	1,522
Other	705	642
Total	**13,282**	**12,300**
Net deferred tax assets/(liabilities)	**-5,054**	**-4,740**

Net deferred income taxes included in the Consolidated Balance Sheet are as follows:

Net Deferred Tax Assets and Liabilities

€ in millions	December 31, 2004		December 31, 2003	
	Total	Thereof non-current	Total	Thereof non-current
Deferred tax assets	2,060	1,865	2,251	2,123
Valuation allowance	-509	-506	-726	-722
Net deferred tax assets	**1,551**	**1,359**	**1,525**	**1,401**
Less deferred tax liabilities	6,605	5,779	6,265	5,744
Net deferred tax assets/liabilities (-)	**-5,054**	**-4,420**	**-4,740**	**-4,343**

The purchase price allocation of the acquisition of Midlands Electricity resulted in a deferred tax liability of €274 million as of December 31, 2004.

Deferred tax liabilities of €1,395 million were established on December 31, 2003, in respect of the allocation of the purchase price for the acquisition of E.ON Ruhrgas.

Based on subsidiaries' past performance and the expectation of similar performance in the future, it is expected that the future taxable income of these subsidiaries will more likely than not be sufficient to permit recognition of their deferred tax assets. A valuation allowance has been provided for that portion of the deferred tax assets for which this criterion is not expected to be met.

The Basket II Act changed the way losses are treated under German tax law. Now a tax loss carryforward can only be offset against up to 60 percent of taxable income, subject to a full offset against the first €1 million. This introduction of minimum corporate taxation became effective from January 1, 2004, and also applies to trade tax loss carryforwards.

The tax loss carryforwards as of the dates indicated are as follows:

Tax Loss Carryforwards

	December 31,	
€ in millions	2004	2003
Domestic tax loss carryforwards	4,487	6,118
Foreign tax loss carryforwards	1,158	513
Total	**5,645**	**6,631**

(9) Minority Interests in Net Income

Minority stockholders participate in the profits of the affiliated companies in the amount of €562 million (2003: €552 million) and in the losses in the amount of €58 million (2003: €88 million).

Despite the introduction of minimum taxation, the German tax loss carryforwards have no expiration date. However, the delayed ability to utilize tax losses in 2003 resulted in adjustments to deferred tax assets from corporate tax loss carryforwards and from trade tax loss carryforwards of €200 million and €288 million, respectively. Foreign tax loss carryforwards expire as follows: €65 million between 2006 and 2009, €619 million after 2009. €474 million do not have an expiration date.

Tax credits totaling €34 million are exclusively foreign and expire as follows: €8 million in 2005, €6 million between 2006 and 2009, €8 million after 2009. €12 million do not have an expiration date.

(10) Personnel-Related Information

Personnel Costs

The following table provides details of personnel costs for the periods indicated:

Personnel Costs		
€ in millions	2004	2003
Wages and salaries	3,334	3,500
Social security contributions	560	590
Pension costs and other employee benefits, thereof pension costs: 768 (2003: 678)	818	816
Total	**4,712**	**4,906**

In 2004, E.ON purchased a total of 211,815 of its ordinary shares (0.03 percent of E.ON's outstanding shares) on the open market (2003: 196,920; 0.03 percent) at an average price of €58.08 (2003: €46.16) per share for resale to employees. These shares were sold to employees at preferential prices between €29.68 and €53.31 per share (2003: between €22.85 and €41.85). The difference between purchase price and resale price was charged to personnel costs as "wages and salaries." Further information about the changes in the number of its own shares held by E.ON AG can be found in Note 18.

Since the 2003 fiscal year, a stock-based employee compensation program based on E.ON shares has been in place at the U.K. market unit. Through this program, employees have the opportunity to purchase E.ON shares and to acquire additional bonus shares. The cost of issuing these bonus shares is also recorded under personnel costs as "wages and salaries."

Stock Appreciation Rights of E.ON AG

In 1999, the E.ON Group introduced a stock-based compensation plan ("Stock Appreciation Rights," "SARs") based on E.ON AG shares. E.ON AG continued the SAR program by issuing a sixth tranche of SARs in 2004.

Since all first-tranche SARs (1999 to 2003) were exercised in full in 2002, there remain liabilities from the second through sixth tranches in 2004 as follows:

Stock Appreciation Rights of E.ON AG	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche
Date of issuance	Jan. 2, 2004	Jan. 2, 2003	Jan. 2, 2002	Jan. 2, 2001	Jan. 3, 2000
Term	7 years	7 years	7 years	7 years	7 years
Blackout period	2 years	2 years	2 years	2 years	2 years
Price at issuance (in €)	49.05	42.11	54.95	62.95	48.35
Number of participants in year of issuance	356	343	186	231	155
Number of SARs issued (in millions)	2.6	2.5	1.6	1.8	1.4
Exercise hurdle (exercise price exceeds the price at issuance by at least %)	10	10	10	20	20
Exercise hurdle (minimum exercise price in €)	53.96	46.32	60.45	75.54	58.02
Intrinsic value as of December 31, 2004 (in €)	18.01	24.95	12.11	4.11	18.71
Maximum exercise gain (in €)	49.05	-	-	-	-
Remainder of SARs as of December 31, 2004 (€ in millions)	2.6	2.5	0.8	1.3	0.2
Provision as of December 31, 2004 (€ in millions)	23.8	62.3	9.8	5.3	3.6
Excercise gains in 2004 (€ in millions)	0.1	0.7	7.4	-	6.9
Expense in 2004 (€ in millions)	23.9	50.8	17.2	5.3	7.8

All the members of the Board of Management of E.ON AG and certain executives of E.ON AG and of the Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest market units, as well as of Viterra, participate in the E.ON AG SAR program.

SARs can only be issued if the qualified executive owns a certain minimum number of shares of E.ON stock, which must be held until the issued SARs' expiration date or until they have all been exercised.

Following the expiration of a two-year blackout period following issuance, qualified executives can exercise all or a portion of the SARs issued to them within predetermined exercise windows, which start four weeks after the publication of an E.ON Interim Report or Annual Report in the years after the blackout period of the respective tranche's term. The term of the SARs is limited to a total of 7 years.

Both of the following two conditions must be met before E.ON SARs may be exercised:

- Between the date of issuance and exercise, the E.ON stock price must outperform the "Dow Jones STOXX Utilities Index (Price EUR)" on at least ten consecutive trading days.
- The E.ON stock price on the exercise date must be at least 10.0 percent (for the second and third tranches: at least 20.0 percent) above the price at issuance.

SARs that remain unexercised by the employee on the corresponding tranche's last exercise date are considered to have been exercised automatically on that date.

When exercising SARs, qualified executives receive cash. Possible dilutive effects of capital-related measures and extraordinary dividend payments between the SARs' time of issuance and exercise are taken into consideration when calculating such compensation.

The amount paid to executives when they exercise their SARs is the difference between the E.ON AG stock price at the time of exercise and the underlying stock price at issuance multiplied by the number of SARs exercised. Beginning with the sixth tranche, a cap on gains on SARs equal to 100 percent of the strike price was put in place in order to limit the effect of unforeseen extraordinary increases in the price of the underlying stock.

Starting with the fourth tranche, the underlying stock price equals the average XETRA closing quotations for E.ON stock during the December prior to issuance. For tranches two and three, the underlying stock price is the E.ON stock price at the actual time of issuance.

Once issued, SARs are not transferable, and when the qualified executive leaves the E.ON Group they may be exercised according to the SAR conditions either on the next possible allowed date or, if certain conditions have been fulfilled, prior to that date. If employment is terminated by the executive, SARs expire and become void without compensation if such termination occurs within the two-year blackout period or if the SARs are not exercised on the next possible exercise date.

In 2004, 605,350 second-tranche and 805,533 fourth-tranche SARs were exercised. In addition, 49,000 SARs from the fifth and 6,666 SARs from the sixth tranche were exercised in accordance with the SAR conditions prior to their normal exercise window. The gain to the holders on exercise was €15.1 million. The intrinsic values of the second through sixth tranches are shown in the table on page 118 and resulted in an increase in the liability to €104.8 million recognized through expenses.

The E.ON SAR program has shown the following developments since 2001:

Development of the SAR Program of E.ON AG

Number of options	6th tranche	5th tranche	4th tranche	3rd tranche	2nd tranche
Outstanding as of January 1, 2001	-	-	-	-	**1,443,800**
Granted in 2001	-	-	-	1,822,620	-
Exercised in 2001	-	-	-	-	35,000
Cancelled in 2001	-	-	-	-	63,000
Outstanding as of December 31, 2001	-	-	-	**1,822,620**	**1,345,800**
Granted in 2002	-	-	1,646,419	-	-
Exercised in 2002	-	-	-	-	220,150
Cancelled in 2002	-	-	-	-	-
Change in scope of consolidation	-	-	-	-504,720	-301,000
Outstanding as of December 31, 2002	-	-	**1,646,419**	**1,317,900**	**824,650**
Granted in 2003	-	2,545,191	15,000	-	-
Exercised in 2003	-	9,902	-	-	-
Cancelled in 2003	-	-	-	-	-
Change in scope of consolidation	-	-	-46,000	-17,000	-26,800
Outstanding as of December 31, 2003	-	**2,535,289**	**1,615,419**	**1,300,900**	**797,850**
Granted in 2004	2,643,847	12,107	-	-	-
Exercised in 2004	6,666	49,000	805,533	-	605,350
Cancelled in 2004	-	-	-	-	-
Change in scope of consolidation	-	-	-	-	-
Outstanding as of December 31, 2004	**2,637,181**	**2,498,396**	**809,886**	**1,300,900**	**192,500**
SARs exercisable at year end	-	-	**809,886**	-	**192,500**

As of December 31, 2004, none of the SARs in the fifth and sixth tranches were exercisable because the blackout periods had not expired. The third tranche was not exercisable because the minimum exercise price had not been reached.

For additional information about the SARs issued to members of the Board of Management, please see Note 33.

Employees

During 2004, the Company employed an average of 70,918 people (2003: 65,107), not including 2,224 apprentices (2003: 2,261). The breakdown by segments is shown at right:

Employees	2004	2003
Central Europe	37,509	34,885
Pan-European Gas	11,451	11,425
U.K.	10,453	6,717
Nordic	5,908	5,726
U.S. Midwest	3,481	3,841
Corporate Center	418	594
Core energy business	**69,220**	**63,188**
Other activities	1,698	1,919
Total	**70,918**	**65,107**

(11) Other Information

Cost of Goods

Cost of goods amounted to €29,184 million (2003: €28,848 million).

Taxes other than Income Taxes

Taxes other than income taxes totaled €80 million in 2004 (2003: €103 million) and consisted principally of property tax and real estate transfer tax in both years.

German Corporate Governance Code

On December 16, 2004, the Board of Management and Supervisory Board of E.ON AG made a declaration pursuant to § 161 of the German Stock Corporation Act ("AktG"). The declaration was made publicly accessible on E.ON's Web site (www.eon.com). Additionally, the Boards of Management and Supervisory Boards of the following listed companies of the E.ON Group made similar declarations and published these on their Web sites:

- CONTIGAS Deutsche Energie-AG, November 22, 2004: www.contigas.de
- G. Kromschröder AG, December 15, 2004: www.kromschroeder.de

Fees and Services of the Independent Auditor

During 2004 and 2003, the Company incurred the following fees for services provided by its independent auditor, PwC Deutsche Revision AG ("PwC"):

Principal Accountant Fees € in millions	2004	2003
Audit fees	41	31
Audit-related fees	11	5
Tax advisory fees	2	2
All other fees	5	2
Total	**59**	**40**

Audit fees consist of fees for auditing the Consolidated Financial Statements, the accounting review of the interim financial statements and the auditing of the financial statements of E.ON AG and its subsidiaries. Additional fees were charged for audit services relating to the documentation of internal controls required by Section 404 of the Sarbanes-Oxley Act, project-related review concerning the Company's transition to the International Financial Reporting Standards (IFRS), for audit services related to regulatory and other legal compliance matters, as well as for auditing IT and internal-control systems and risk-management systems.

Fees for audit-related services primarily include due-diligence services rendered in connection with acquisitions and disposals.

Fees for tax advisory primarily include advisory on a case-by-case basis with regard to the tax treatment of M&A transactions, ongoing consulting related to preparing tax returns and review of tax assessments, as well as advisory on other tax-related issues, both in Germany and abroad.

Other fees primarily include project-related technical support in connection with the implementation of Section 404 of the Sarbanes-Oxley Act.

(12) Earnings per Share

The computation of basic and diluted earnings per share for the periods indicated is shown below.

Earnings per Share

€ in millions	2004	2003
Income/Loss from continuing operations	4,348	3,950
Income/Loss from discontinued operations	-9	1,137
Income/Loss from cumulative effect of changes in accounting principles, net	–	-440
Net income	**4,339**	**4,647**
Weighted-average number of shares outstanding (in millions)	657	654
Earnings per share (in €)		
from continuing operations	6.62	6.04
from discontinued operations	-0.01	1.74
from cumulative effect of changes in accounting principles, net	–	-0.67
from net income	**6.61**	**7.11**

The computation of diluted EPS is identical to basic EPS, as E.ON AG does not have any dilutive securities.

(13) Fixed Assets

The following table provides information about the developments of fixed assets during the fiscal year:

Fixed Assets

€ in millions	Acquisition and production costs							
	January 1, 2004	Exchange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Impairment	December 31, 2004
Goodwill	14,270	-316	601	398	22	-173	-	14,758
Intangible assets	5,436	-7	91	123	57	-149	9	5,428
Advance payments on intangible assets	-	-	-	12	-	-5	-	7
Goodwill and intangible assets	**19,706**	**-323**	**692**	**533**	**79**	**-327**	**9**	**20,193**
Real estate, leasehold rights and buildings	19,185	44	253	379	769	-322	117	18,653
Technical equipment, plant and machinery	69,736	-441	2,878	1,316	943	1,228	49	73,725
Other equipment, fixtures, furniture and office equipment	3,206	-12	108	175	315	60	-	3,222
Advance payments and construction in progress	1,333	-14	185	1,111	23	-1,243	1	1,348
Tangible assets	**93,460**	**-423**	**3,424**	**2,981**	**2,050**	**-277**	**167**	**96,948**
Shares in unconsolidated affiliates	637	3	-24	175	171	17	38	599
Shares in associated companies	10,904	105	-19	397	925	116	147	10,431
Other share investments	3,073	6	-27	180	413	-223	36	2,560
Long-term loans to unconsolidated affiliates	694	-	-18	59	35	-108	-	592
Loans to associated companies and other share investments	325	2	-	59	44	-18	9	315
Total other long-term loans	801	1	1	29	281	5	-	556
Long-term securities	678	-	10	338	560	-	-	466
Financial assets	**17,112**	**117**	**-77**	**1,237**	**2,429**	**-211**	**230**	**15,519**
Total	**130,278**	**-629**	**4,039**	**4,751**	**4,558**	**-815**	**406**	**132,660**

a) Goodwill and Other Intangible Assets

Goodwill

The carrying amount of goodwill had the following changes in 2004 in each of E.ON's segments:

Changes in Goodwill by Segment

€ in millions	Central Europe	Pan-European Gas	U.K.	Nordic	U.S. Midwest	Corporate Center	Core energy business	Other activities	Total
Book value as of January 1, 2004	**2,178**	**3,755**	**4,348**	**297**	**3,367**	**-**	**13,945**	**10**	**13,955**
Goodwill additions/disposals	282	167	473	71	-	1	994	-	994
Other changes[1]	-155	-2	-42	-9	-287	-	-495	-	-495
Book value as of December 31, 2004	**2,305**	**3,920**	**4,779**	**359**	**3,080**	**1**	**14,444**	**10**	**14,454**

[1]Other changes include transfers and exchange rate differences.

Accumulated depreciation									Net book value	
January 1, 2004	Exchange rate differences	Change in scope of consolidation	Additions	Disposals	Transfers	Reversal of write-downs	Fair value OCI adjustments	December 31, 2004	December 31, 2004	December 31, 2003
315	6	-17	-	-	-	-	-	304	14,454	13,955
1,283	-6	33	381	24	-20	-	-	1,647	3,781	4,153
-	-	-	-	-	-	-	-	-	7	-
1,598	**-**	**16**	**381**	**24**	**-20**	**-**	**-**	**1,951**	**18,242**	**18,108**
6,552	4	165	373	357	-24	-	-	6,713	11,940	12,633
41,916	-169	1,284	1,903	451	-50	-	-	44,433	29,292	27,820
2,177	26	69	187	253	10	-	-	2,216	1,006	1,029
18	-	-	6	1	-	-	-	23	1,325	1,315
50,663	**-139**	**1,518**	**2,469**	**1,062**	**-64**	**-**	**-**	**53,385**	**43,563**	**42,797**
39	1	6	-	30	12	-	-	28	571	598
536	1	-1	-	2	-55	-	16	495	9,936	10,368
-920	-	1	-	10	-1	-	-994	-1,924	4,484	3,993
-1	-	-	-	-	1	-	-	-	592	695
29	-	-	-	9	-2	-	-	18	297	296
7	-	-	-	2	2	-	-	7	549	794
-303	-	-	-	-	-	-	-65	-368	834	981
-613	**2**	**6**	**-**	**53**	**-43**	**-**	**-1,043**	**-1,744**	**17,263**	**17,725**
51,648	**-137**	**1,540**	**2,850**	**1,139**	**-127**	**-**	**-1,043**	**53,592**	**79,068**	**78,630**

To perform the annual impairment test, the Company determines the fair value of its reporting units based on a valuation model that draws on medium-term planning data that the Company uses for internal reporting purposes. The model uses the discounted cash flow method and market comparables. Goodwill must also be evaluated at the reporting unit level for impairment between these annual tests if events or changes in circumstances indicate that goodwill might be impaired.

As the fair value of each reporting unit exceeded the carrying amount, no goodwill impairment charge was recognized in 2004 in connection with the testing of goodwill impairment (2003: €0 million).

Other Intangible Assets

As of December 31, 2004, the Company's intangible assets other than goodwill, including advance payments on intangible assets, consisted of the following:

Intangible Assets

€ in millions	Dezember 31, 2004 Acquisition costs	Accumulated amortization	Net book value
Intangible assets subject to amortization			
Marketing-related intangible assets	**220**	**72**	**148**
thereof brand names	215	71	144
Customer-related intangible assets	**2,238**	**578**	**1,660**
thereof customer lists and customer relationships	2,074	514	1,560
Contract-based intangible assets	**1,488**	**540**	**948**
thereof operating permits	1,201	360	841
Technology-based intangible assets	**598**	**457**	**141**
thereof computer software	467	354	113
Intangible assets not subject to amortization	**891**	**-**	**891**
thereof easements	802	-	802
Total	**5,435**	**1,647**	**3,788**

During 2004, the Company acquired the following intangible assets:

Acquired Intangible Assets in 2004

	Acquisition costs (€ in millions)	Weighted average amortization period (in years)
Intangible assets subject to amortization		
Marketing-related intangible assets	**-**	**-**
Customer-related intangible assets	**23**	**23**
thereof customer lists and customer relationships	19	19
Contract-based intangible assets	**13**	**18**
thereof operating permits	8	15
Technology-based intangible assets	**84**	**3**
thereof computer software	80	3
Intangible assets not subject to amortization	**25**	**-**
Total	**145**	**-**

The table above includes all intangible assets that were acquired either individually or in a business combination in 2004.

In 2004, the Company recorded an aggregate amortization expense of €381 million (2003: €370 million). Impairment charges of €9 million on intangible assets other than goodwill were incurred in 2004 (2003: €3 million).

Based on the current amount of intangible assets subject to amortization, estimated amortization expenses for each of the five succeeding fiscal years are as follows:

Estimated Aggregated Amortization Expense

€ in millions	
2005	345
2006	309
2007	260
2008	210
2009	180
Total	**1,304**

As acquisitions and disposals occur in the future, actual amounts may vary.

b) Property, Plant and Equipment

Property, plant and equipment includes capitalized interest on debt apportioned to the construction period of qualifying assets as part of their cost of acquisition and production in the amount of €20 million (2003: €22 million). Impairment charges on property, plant and equipment were €167 million (2003: €42 million).

In 2004, the Company recorded depreciation of plant, property and equipment in the amount of €2,469 million (2003: €2,631 million).

As of December 31, 2004, the gross carrying value of plant, property and equipment under operating leases in which the E.ON is the lessor was €8,174 million (2003: €8,629 million), and the accumulated depreciation corresponding to these leased assets totaled €3,578 million (2003: €3,691 million).

Restrictions on disposals of the Company's tangible fixed assets exist in the amount of €3,742 million (2003: €5,469 million) mainly with regard to technical equipment and land. For additional information on collateralized tangible fixed assets, see Note 25.

Jointly Owned Power Plants

E.ON holds joint ownership and similar contractual rights in certain power plants that are all independently financed by each respective participant. These jointly owned power plants were formed under ownership agreements or arrangements that did not create legal entities for which separate financial statements are prepared. They are therefore included in the financial statements of their owners. E.ON's share of the operating expenses for these facilities is included in the Consolidated Financial Statements.

Jointly Owned Power Plants

Name of plants by type	E.ON's ownership interest (in %)	E.ON's total acquisition cost (€ in millions)	E.ON's accumulated depreciation & amortization (€ in millions)	E.ON's construction work in progress (€ in millions)
Nuclear				
Isar 2	75.00	2,055	1,887	9
Gundremmingen B	25.00	108	92	-
Gundremmingen C	25.00	115	98	-
Lignite				
Lippendorf S	50.00	530	342	4
Hard coal				
Bexbach 1	8.33	64	60	-
Trimble County	75.00	439	152	3
Rostock	50.38	317	277	-
Hydroelectric/Wind				
Nymølle Havspark/Rødsand	20.00	43	2	-
Nußdorf	53.00	55	40	-
Ering	50.00	31	28	-
Egglfing	50.00	47	42	-

c) Financial Assets

Impairment charges on financial assets during 2004 amounted to €230 million (2003: €110 million).

Shares in Affiliated and Associated Companies Accounted for Under the Equity Method

The financial information below summarizes income statement and balance sheet data for the investments of the Company's affiliated and associated companies that are accounted for under the equity method.

Separate summarized income statement and balance sheet data are presented for RAG, as this investment is considered to be a significant investment in 2004 under applicable rules of the U.S. Securities and Exchange Commission, due to the full consolidation of Degussa into RAG as of June 1, 2004.

Dividends received from affiliated and associated companies accounted for under the equity method were €834 million in 2004 (2003: €683 million).

Earnings Data for Companies Accounted for Under the Equity Method

€ in millions	2004	thereof RAG	2003	thereof RAG
Sales	55,790	18,240	51,096	12,791
Net income/loss	2,415	-	2,258	86
E.ON's share of net income/loss	881	-	791	34
Other[1]	-232	-	-127	-49
Income from companies accounted for under the equity method	**649**	**-**	**664**	**-15**

[1]Other primarily includes adjustments to conform with E.ON accounting policies, amortization of fair value adjustments due to purchase price allocations and intercompany eliminations.

Balance Sheet Data for Companies Accounted for Under the Equity Method

	December 31,			
€ in millions	2004	thereof RAG	2003	thereof RAG
Fixed assets	48,318	17,714	46,714	13,654
Current assets and prepaid expenses	30,713	11,973	28,109	8,453
Accrued liabilities	26,797	14,686	24,444	11,678
Liabilities and deferred income	29,561	9,785	29,306	7,386
Minority interests	3,085	2,889	512	404
Net assets	**19,588**	**2,327**	**20,561**	**2,639**
E.ON's share in equity	7,433	912	7,699	1,034
Other[1]	2,398	-912	2,678	-1,034
Investment in companies accounted for under the equity method	**9,831**	**-**	**10,377**	**-**

[1]Other primarily includes adjustments to conform with E.ON accounting policies, goodwill, fair value adjustments due to purchase price allocations, intercompany eliminations and impairments.

The book value of affiliated and associated companies accounted for under the equity method whose shares are marketable amounts to a total of €2,739 million (2003: €2,752 million). The fair value of E.ON's share in these companies is €4,096 million (2003: €3,602 million).

Additions of investments in associated and affiliated companies that are accounted for under the equity method resulted in goodwill of €51 million in 2004 (2003: €157 million).

Prior to the initial adoption of SFAS 142, accumulated amortization of goodwill in companies accounted for under the equity method totaled €154 million as of December 31, 2004 (2003: €160 million).

Investments in associated companies totaling €69 million (2003: €60 million) were restricted because they were pledged as collateral for financing as of the balance-sheet date.

Other Share Investments and Available-for-Sale Securities

The amortized costs, fair values and gross unrealized gains and losses for other share investments and available-for-sale securities that management intends to hold long-term, as well as the maturities of fixed-term securities as of December 31, 2004 and 2003, are summarized below:

Other Share Investments and Available-for-Sale Securities

	December 31, 2004				December 31, 2003			
€ in millions	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	109	109	-	-	11	11	-	-
Between 1 and 5 years	14	14	-	-	276	276	-	-
More than 5 years	97	101	-	4	94	95	-	1
Subtotal	**220**	**224**	**-**	**4**	**381**	**382**	**-**	**1**
Non-fixed-term securities	**2,755**	**5,094**	**1**	**2,340**	**3,312**	**4,592**	**9**	**1,289**
Total	**2,975**	**5,318**	**1**	**2,344**	**3,693**	**4,974**	**9**	**1,290**

In 2004, amortized costs were written down in the amount of €36 million (2003: €15 million).

Disposal of other share investments and available-for-sale securities generated proceeds of €799 million in 2004 (2003: €815 million) and a net capital gain of €25 million (2003: €0 million). The Company uses the specific identification method as a basis for determining these amounts.

Non-fixed-term securities include non-marketable investments or securities of €1,065 million (2003: €1,047 million).

Long-Term Loans

Long-term loans were as follows as of December 31, 2004 and 2003:

Loans

	December 31, 2004			December 31, 2003		
	€ in millions	Interest rate up to	Maturity through	€ in millions	Interest rate up to	Maturity through
Loans to affiliated companies	592	8.25%	2025	695	3.90%	2015
Loans to associated companies and other share investments	297	9.00%	2024	296	4.60%	2007
Other long-term loans	549	9.00%	2023	794	9.00%	2010
Total	**1,438**			**1,785**		

(14) Inventories

The following table provides details of inventories as of the dates indicated:

Inventories

€ in millions	December 31, 2004	2003
Raw materials and supplies by segment		
Central Europe	838	756
Pan-European Gas	104	101
U.K.	221	138
Nordic	213	211
U.S. Midwest	182	209
Corporate Center	-	-12
Core energy business	**1,558**	**1,403**
Other activities	69	98
Total	**1,627**	**1,501**
Work in progress	**320**	**405**
Finished products	**98**	**83**
Goods purchased for resale	**602**	**488**
Inventories	**2,647**	**2,477**

Raw materials, finished products and goods purchased for resale are generally valued at average cost. Where this is not the case, the LIFO method is used, particularly for the valuation of natural gas inventories. In 2004, inventories valued according to the LIFO method amounted to €509 million (2003: €393 million).

The difference between valuation according to LIFO and higher replacement costs is €89 million (2003: €195 million).

This line item also includes emission rights reported at an aggregate carrying amount of €4 million. Emission rights are capitalized at their acquisition costs plus directly attributable costs for the entire allocation period on receipt of the notice of allocation or, in the case of purchases, on the date of registration with the respective national allocation authorities.

(15) Receivables and Other Assets

The following table provides details of receivables and other assets as of the dates indicated:

Receivables and Other Assets

€ in millions	December 31, 2004		December 31, 2003	
	With a remaining term up to 1 year	With a remaining term of more than 1 year	With a remaining term up to 1 year	With a remaining term of more than 1 year
Financial receivables from affiliated companies	85	19	180	43
Financial receivables from associated companies	84	3	74	6
Other financial assets	1,145	788	1,139	750
Financial receivables and other financial assets	**1,314**	**810**	**1,393**	**799**
Trade receivables	6,462	72	6,211	6
Operating receivables from affiliated companies	63	-	67	-
Operating receivables from associated companies and other share investments	747	24	781	26
Reinsurance claim due from the mutual insurance fund Versorgungskasse Energie	44	974	42	833
Regulatory assets	58	55	69	91
Other operating assets	6,334	926	6,739	968
Operating receivables and other operating assets	**13,708**	**2,051**	**13,909**	**1,924**
Receivables and other assets	**15,022**	**2,861**	**15,302**	**2,723**

As of December 31, 2004, accounts receivable and other assets in the amount of €2,225 million (2003: €2,600 million) are interest-bearing.

In 2004, other financial assets included receivables from owners of minority interests in jointly owned nuclear power plants of €724 million (2003: €720 million) and margin account deposits receivable of €67 million (2003: €28 million). In addition, in connection with the application of SFAS 143, other financial assets include a claim for a refund from the Swedish nuclear fund in the amount of €404 million (2003: €385 million) in connection with the decommissioning of nuclear power plants. Since this asset is designated for a particular purpose, E.ON's access to it is restricted.

The reinsurance claims due from the mutual insurance fund Versorgungskasse Energie Versicherungsverein auf Gegenseitigkeit ("VKE"), Hanover, Germany, cover part of the pension obligations payable to E.ON Energie employees. The claims of these employees at the point of retirement are covered to a certain extent by insurance contracts entered into with VKE.

In accordance with SFAS 71, assets that are subject to U.S. regulation are disclosed separately. For further information regarding these assets, please see Note 2.

Other operating assets also include tax refund claims of €1,815 million (2003: €1,929 million), financial derivative assets of €3,007 million (2003: €2,498 million), receivables related to E.ON Benelux's cross-border lease transactions for power plants amounting to €900 million (2003: €1,020 million) and accrued interest receivables of €543 million (2003: €427 million). As of December 31, 2004, there were no assets held for sale (2003: €854 million).

Valuation Allowances for Doubtful Accounts

The valuation allowances for doubtful accounts comprise the following for the periods indicated:

Valuation Allowances for Doubtful Accounts		
€ in millions	2004	2003
Balance as of January 1	**463**	**212**
Changes affecting income	-13	99
Changes not affecting income	-19	152
Balance as of December 31	**431**	**463**

Changes not affecting income are related to changes in the scope of consolidation, charges against the allowances and currency translation adjustments.

(16) Liquid Funds

The following table provides details of liquid funds as of the dates indicated:

Liquid Funds	December 31,	
€ in millions	2004	2003
Cash and cash equivalents	**4,176**	**3,321**
Deposits at banking institutions with an original maturity greater than 3 months	89	539
Securities with an original maturity greater than 3 months	7,751	6,935
Investments in short-term securities	**7,840**	**7,474**
Total	**12,016**	**10,795**

Cash and cash equivalents with an original maturity of less than three months include checks, cash on hand, as well as balances in Bundesbank accounts and at other banking institutions. Included herein are also securities with an original maturity of less than three months.

Balances in bank accounts include €23 million of collateral deposited at banks, the purpose of which is to prevent the exhaustion of credit lines in connection with the marking to market of derivatives transactions.

Also included in bank account balances are liquid funds in the amount of €40 million that are subject to restricted access, of which €12 million must be considered as long-term restricted funds.

Available-for-sale securities that management does not intend to hold long-term are classified as liquid funds.

These securities' amortized costs, fair values, gross unrealized gains and losses, as well as the maturities of fixed-term available-for-sale securities as of the dates indicated, break down as follows:

Available-for-Sale Securities

€ in millions	December 31, 2004				December 31, 2003			
	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain	Amortized cost	Fair value	Gross unrealized loss	Gross unrealized gain
Fixed-term securities								
Less than 1 year	165	168	-	3	163	166	-	3
Between 1 and 5 years	2,372	2,395	17	40	2,215	2,211	27	23
More than 5 years	2,359	2,413	27	81	1,968	1,934	57	23
Subtotal	**4,896**	**4,976**	**44**	**124**	**4,346**	**4,311**	**84**	**49**
Non-fixed-term securities	**2,459**	**2,807**	**40**	**388**	**2,415**	**2,677**	**44**	**306**
Total	**7,355**	**7,783**	**84**	**512**	**6,761**	**6,988**	**128**	**355**

The gross unrealized losses attributable to these short-term available-for-sale securities break down as follows:

Unrealized Losses

€ in millions	December 31, 2004					
	Less than 12 months		12 months or greater		Total	
	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss	Fair value	Gross unrealized loss
Fixed-term securities						
Less than 1 year	12	-	-	-	12	-
Between 1 and 5 years	298	17	-	-	298	17
More than 5 years	273	26	4	1	277	27
Subtotal	**583**	**43**	**4**	**1**	**587**	**44**
Non-fixed-term securities	**539**	**39**	**4**	**1**	**543**	**40**
Total	**1,122**	**82**	**8**	**2**	**1,130**	**84**

As of December 31, 2003, short-term marketable securities with a fair value of €77 million have been in a continuous unrealized-loss position for 12 months or longer. Gross unrealized losses attributable to these securities accumulated to €15 million. In 2004, an impairment of €5 million was recorded for securities that were carried at a fair value of €38 million as of December 31, 2003. The remaining securities recoverd from their unrealized-loss position in response to positive developments in the equity markets.

In 2004, amortized costs were written down in the amount of €45 million (2003: €18 million).

The disposal of short-term marketable securities that management does not intend to hold long-term generated proceeds in the amount of €4,180 million (2003: €870 million). Realized net gains from such disposals in an amount of €206 million (2003: €100 million) were recorded in 2004. E.ON uses the specific identification method as a basis for determining cost and calculating realized gains and losses on such disposals.

Non-fixed-term securities classified as short-term include no non-marketable securities or investments (2003: €3 million).

(17) Prepaid Expenses and Deferred Income

Of the prepaid expenses totaling €344 million (2003: €398 million), €217 million (2003: €330 million) matures within one year. Deferred income totaled €1,102 million in 2004 (2003: €1,168 million), of which €194 million (2003: €327 million) matures within one year.

(18) Capital Stock

The Company's authorized capital stock of €1,799,200,000 remains unchanged and consists of 692,000,000 ordinary shares issued without nominal value. The number of outstanding shares as of December 31, 2004, totaled 659,153,403 (2003: 656,026,401).

Pursuant to a shareholder resolution approved at the Annual Shareholders' Meeting held on April 28, 2004, the Board of Management is authorized to buy back outstanding shares up to an amount of 10.0 percent of E.ON AG's capital stock through October 28, 2005.

As of December 31, 2004, E.ON AG held a total of 4,374,403 (2003: 4,403,342) treasury shares having a book value of €256 million in the Consolidated Balance Sheet (equivalent to 0.6 percent or €11,373,448 of the capital stock). During 2004, the Company purchased 212,135 shares on the open market (2003: 240,000 shares from subsidiaries and 969 shares on the open market), and distributed 240,754 (2003: 244,796) shares to employees at preferential prices and 320 shares as compensation for the shareholders of Gelsenberg AG. Please refer to Note 10 for further information on stock-based compensation.

An additional 28,472,194 shares of E.ON AG are held by its subsidiaries as of December 31, 2004 (2003: 31,570,257). At the beginning of July 2004, 3,098,063 of the 31,570,257 treasury shares held by these companies as of January 1, 2004, were used to compensate mainly minority shareholders of E.ON Bayern AG and, to a lesser extent, minority shareholders of CONTIGAS Deutsche Energie-AG. These shares held by subsidiaries were acquired at the time of the VEBA/VIAG merger and considered treasury shares with no purchase price allocated to them.

Authorized Capital

At the Annual Shareholders Meeting on May 25, 2000, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital I") through the issuance of new shares in return for cash contributions (with the opportunity to exclude shareholders' subscription rights) as well as to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital II") through the issuance of new shares in return for contributions in kind (with the exclusion of shareholders' subscription rights). Following a capital increase in 2000, Authorized Capital II now amounts to €150.4 million. In addition, the Board of Management was authorized to increase the Company's capital stock by a maximum of €180 million ("Authorized Capital III") through the issuance of new shares in return for cash contributions. Subject to the Supervisory Board's approval, the Board of Management is authorized to exclude shareholders' subscription rights. All three capital increases are authorized until May 25, 2005.

At the Annual Shareholders' Meeting on April 30, 2003, conditional capital (with the opportunity to exclude shareholders' subscription rights) in the amount of €175 million ("Conditional Capital") was authorized until April 30, 2008. This Conditional Capital may be used to issue bonds with conversion or option rights and to fulfill conversion obligations towards creditors of bonds containing conversion obligations. The securities underlying these rights and obligations are either E.ON AG shares or those of companies in which E.ON AG directly or indirectly holds a majority stake.

(19) Additional Paid-in Capital

Additional paid-in capital results exclusively from share issuance premiums. As of December 31, 2004, additional paid-in capital amounts to €11,746 million (2003: €11,564 million). The increase of €182 million during 2004 is primarily a result of the distribution of 3,098,063 E.ON AG shares held by subsidiaries mainly to minority shareholders of E.ON Bayern AG and, to a lesser extent, minority shareholders of CONTIGAS Deutsche Energie-AG.

(20) Retained Earnings

The following table provides details of the E.ON Group's retained earnings as of the dates indicated:

Retained Earnings

€ in millions	December 31, 2004	December 31, 2003
Legal reserves	45	45
Other retained earnings	19,958	16,931
Total	**20,003**	**16,976**

According to German securities law, E.ON AG shareholders can only receive distributions from the retained earnings of E.ON AG as defined by German GAAP, which are included in the Group's retained earnings under U.S. GAAP. As of December 31, 2004, these German-GAAP retained earnings amount to €3,852 million (2003: €2,478 million). Of these, legal reserves of €45 million (2003: €45 million) pursuant to § 150 subsections 3 and 4 AktG and reserves for own shares of €257 million (2003: €228 million) pursuant to § 272 subsection 4 HGB were not distributable on December 31, 2004. Accordingly, an amount of €3,550 million (2003: €2,205 million) is in principle available for dividend payments.

The Group's retained earnings as of December 31, 2004, include accumulated undistributed earnings of €692 million (2003: €704 million) from companies that have been accounted for under the equity method.

(21) Other Comprehensive Income

The components of other comprehensive income and the related tax effects as of the dates indicated are as follows:

Changes in Other Comprehensive Income

€ in millions	December 31, 2004 Before tax	December 31, 2004 Tax benefit/ expense	December 31, 2004 Net of tax	December 31, 2003 Before tax	December 31, 2003 Tax benefit/ expense	December 31, 2003 Net of tax
Foreign currency translation adjustments	139	-25	114	-701	-152	-853
Plus/Less (-): reclassification adjustments affecting income	11	-	11	71	3	74
Unrealized holding gains/losses arising during period	1,349	-243	1,106	1,282	-35	1,247
Plus/Less (-): reclassification adjustments affecting income	-107	-5	-112	-74	14	-60
Additional minimum pension liability	-935	337	-598	-156	65	-91
Cash flow hedges	89	-33	56	224	-89	135
Total	**546**	**31**	**577**	**646**	**-194**	**452**

(22) Minority Interests

Minority interests as of the dates indicated are attributable to the following segments:

Minority Interests

€ in millions	December 31, 2004	2003
Central Europe	2,096	2,208
Pan-European Gas	126	185
U.K.	92	122
Nordic	1,668	1,656
U.S. Midwest	103	109
Corporate Center	36	-19
Core energy business	**4,121**	**4,261**
Other activities	23	364
Total	**4,144**	**4,625**

(23) Provisions for Pensions

E.ON and its subsidiaries maintain both defined benefit pension plans and defined contribution plans. Some of the latter are part of a multiemployer pension plan under EITF 90-3, "Accounting for Employers' Obligations for Future Contributions to a Multiemployer Pension Plan," for approximately 5,500 employees at the Nordic market unit.

Pension benefits are primarily based on compensation levels and years of service. Most Germany-based employees who joined the Company prior to 1999 participate in a final-pay arrangement, under which their retirement benefits depend in principle on their final salary (averaged over the last years of employment) and on years of service, but years of service beyond 2004 are now often no longer considered in these plans. Most employees who joined the Company in or after 1999 are enrolled in a cash balance pension plan, under which regular payroll deductions are actuarially converted into pension units. To fund these defined benefit plans, the Company sets aside notional contributions and/or accumulates plan assets. For employees in defined contribution pension plans, under which the Company pays fixed contributions to an outside insurer or pension fund, the amount of the benefit depends on the value of each employee's individual pension claim at the time of his or her retirement from the Company.

The liabilities arising from the pension plans and their respective costs are determined using the projected unit credit method in accordance with SFAS 87. The valuation is based on current pensions and pension entitlements and on economic assumptions that have been chosen in order to reflect realistic expectations. Furthermore, cash balance pension plans are valued in accordance with EITF 03-4 (traditional unit credit method). The obligations arising primarily at U.S. companies from health-care and other post-retirement benefits for certain employees are calculated in accordance with SFAS 106.

The effective date for fixing the economic valuation parameter is December 31 of each year. The necessary calculation of the number of personnel, particularly in the consolidated German subsidiaries, takes place on September 30, with significant changes carried forward to December 31.

The changes in the projected benefit obligation ("PBO") are shown below. The acquisition of Midlands Electricity, which resulted in an addition of €1.390 million, is mainly responsible for the change shown as "Change in scope of consolidation" in 2004. The disposal of Degussa, which resulted in a decrease of €3,572 million in related obligations, and the acquisition of E.ON Ruhrgas, which brought about an increase of €759 million, were mainly responsible for the change in that same category in 2003.

Changes in Projected Benefit Obligations

€ in millions	2004	2003
Balance as of January 1	**13,295**	**15,816**
Service cost	215	176
Interest cost	804	724
Change in scope of consolidation	1,397	-2,816
Prior service cost	6	22
Actuarial gains (-)/losses	1,182	669
Exchange rate differences	-144	-539
Other	6	-3
Pensions paid	-843	-754
Balance as of December 31	**15,918**	**13,295**

Of the entire benefit obligation, €210 million (2003: €225 million) is related to health-care benefits.

No significant effects resulted from the initial adjustment of expenses for obligations arising from health-care benefits in the third quarter of 2004 in accordance with FASB Staff Position No. 106-2, "Accounting and Disclosure Requirements Related to the Medicare Prescription Drug, Improvement and Modernization Act of 2003" ("FSP No. 106-2"). The adjustment amounts arising from the determination of the projected benefit obligation were accounted for on December 31, 2004, for the first time in accordance with the option provided for in FSP No. 106-2.

The changes in plan assets, which do not include any shares in E.ON Group companies, are shown in the following table. The acquisition of Midlands Electricity, which added €1,218 million in plan assets, is mainly responsible for the change shown as "Change in scope of consolidation" in 2004. The deconsolidation of Degussa resulted in a reduction of €728 million in the same category in 2003.

Changes in Plan Assets

€ in millions	2004	2003
Balance as of January 1	**4,922**	**5,477**
Actual return on plan assets	601	660
Company contributions	182	229
Employee contributions	16	15
Change in scope of consolidation	1,220	-683
Exchange rate differences	-97	-401
Pensions paid	-439	-365
Other	-6	-10
Balance as of December 31	**6,399**	**4,922**

The current allocation of plan assets to asset categories and the target portfolio structure are as follows:

Categories of Plan Assets

in %	Target allocation	December 31, 2004	December 31, 2003
Equity securities	45	51	53
Debt securities	49	42	40
Real estate	5	5	6
Other	1	2	1

Debt with remaining maturities from 0 to 30 years had an average weighted remaining maturity of 17.1 years on December 31, 2004. On December 31, 2003, the remaining terms ranged between 0 and 46 years, and the average weighted remaining maturity of the debt was 16.5 years.

In the E.ON Group, the vast majority of reported plan assets relates to the pension plans at the U.K. and U.S. Midwest market units. The investment objective for the pension plan assets is the real-time coverage of benefit obligations for the corresponding pension plans.

The long-term investment strategy for the various pension plans takes into consideration, among other things, the scope of the benefit obligations, the maturity structure, the minimum capital reserve requirements and, if applicable, other relevant factors. The target portfolio structure was determined on the basis of current evaluations of the investment strategy and the market environment, and is reviewed on a regular basis and adjusted, if necessary, to reflect market trends. The current investment strategy is focused on equity securities, as well as on high-quality government bonds and selected corporate bonds. As of December 31, 2004, the percentage of overall plan assets consisting of equity securities had been further reduced.

In 2004, the average rate of return on plan assets was 10.1 percent. This performance was above the expected rate of return of 6.8 percent, which is part of the net periodic pension costs. The expected rate of return on plan assets is targeted in such a way that, over the long term, the total expected return from plan assets is at least equal to the actuarially determined benefit obligation.

The funded status—the difference between the PBO for all pension units and the fair value of plan assets—is reconciled with the provisions shown on the balance sheet as shown at right:

Provisions for Pensions

€ in millions	December 31, 2004	2003
Funded status	9,519	8,373
Unrecognized actuarial loss	-2,453	-1,518
Unrecognized prior service cost	-27	-42
Unfunded accrued benefit cost	**7,039**	**6,813**
Additional minimum liability	1,550	629
Provisions for pensions	**8,589**	**7,442**

The provisions for pensions reported for December 31, 2004, include €403 million (2003: €393 million) in short-term commitments.

The accumulated benefit obligation for all defined benefit pension plans amounted to €14,878 million (2003: €12,284 million) on December 31, 2004.

Under U.S. GAAP, an additional minimum liability does not affect income, because an intangible asset in the amount of €38 million as of December 31, 2004 (2003: €53 million), is recorded, with the remainder being charged against stockholders' equity in the amount of €1,512 million (2003: €576 million).

Actuarial gains and losses result from variations in valuation assumptions, differences between the estimated and actual number of beneficiaries and underlying assumptions and are recognized as provisions for pensions on a delayed basis and amortized separately over periods determined for each individual pension plan.

Provisions for pensions shown on the balance sheet as of December 31, 2004, particularly include obligations of U.S. companies arising from post-retirement health-care benefits in the amount of €181 million (2003: €186 million), with allowances made for increases in the costs of health-care benefits amounting to 9.4 percent in the short term and 4.3 percent in the long term.

The total net periodic defined benefit pension cost is detailed in the table below:

Net Periodic Pension Cost

€ in millions	2004	2003
Employer service cost	199	161
Interest cost	804	724
Expected return on plan assets	-426	-331
Prior service cost	24	21
Net amortization of gains (-)/losses	42	25
Total	**643**	**600**

For 2005, it is expected that the overall Company contribution to plan assets in order to guarantee the minimum plan asset values stipulated by law or by-laws will be €54 million (2003: €113 million). For details on the announced one-time contribution of approximately €600 million (GBP 420 million) to be made in 2005 to the plan assets of the U.K. market unit please refer to Note 34.

The net periodic pension cost shown includes an amount of €18 million in 2004 (2003: €19 million) for retiree health-care benefits. A one-percentage-point increase or decrease in the assumed health care cost trend rate would affect the interest and service components and result in a change in net periodic pension cost of +€0.9 million or -€0.8 million, respectively. The resulting accumulated post-retirement benefit obligation would change by +€10 million or -€9 million, respectively.

In addition to total net periodic pension cost, an amount of €52 million in 2004 (2003: €36 million) was incurred for defined contribution pension plans and other retirement provisions, under which the Company pays fixed contributions to external insurers or similar institutions.

Prospective undiscounted pension payments for the next ten years are shown in the following table:

Pension Payments

€ in millions	
2005	814
2006	837
2007	859
2008	882
2009	906
2010-2014	4,835
Total	**9,133**

Effective with the 2000 fiscal year, the Company began using the Klaus Heubeck biometric tables from 1998 ("Richttafeln 1998") for the domestic pension liabilities, the current industry standard for calculating company pension obligations in Germany. However, the table's disability incidence rates have been reduced by 20.0 percent to better reflect the Company's specific situation.

Actuarial values of the pension obligations of the principal German, U.K. and U.S. subsidiaries were computed based on the following average assumptions for each region:

Actuarial Assumptions

	December 31, 2004			December 31, 2003		
in %	Germany	United Kingdom	United States	Germany	United Kingdom	United States
Discount rate	4.75	5.30	5.75	5.50	5.50	6.25
Salary increase rate	2.75	4.00	4.50	2.75	4.00	3.00
Expected return on plan assets	4.75	6.70	8.25	5.50	6.70	8.50
Pension increase rate	1.25	2.80	-	1.25	2.50	-

(24) Other Provisions

Immediately below is a brief description of the asset retirement obligations that were reported for the first time in 2003 pursuant to the adoption of SFAS 143. The subsequent sections contain more detailed information about the other provisions as a whole.

Description of Asset Retirement Obligations

E.ON adopted SFAS 143 on January 1, 2003. As of December 31, 2004, E.ON's asset retirement obligations included:

- retirement costs shown in sub-items 1ab) and 1ba) for decommissioning of nuclear power plants in Germany in the amount of €8,204 million (2003: €8,106 million) and in Sweden in the amount of €404 million (2003: €385 million),
- environmental improvement measures reported under sub-item 8) related to the locations of non-nuclear power plants, including removal of electricity transmission and distribution equipment in the amount of €327 million (2003: €377 million), and
- environmental improvements at gas storage facilities in the amount of €77 million (2003: €76 million) and at opencast mining facilities in the amount of €59 million (2003 €55 million) as well as the decommissioning of oil and gas field infrastructure in the amount of €17 million (2003: €10 million). These obligations are also reported under sub-item 8).

Changes in Asset Retirement Obligations

€ in millions	2004	2003
Balance as of January 1	**9,009**	**8,638**
Liabilities incurred in the current period	11	18
Liabilities settled in the current period	-164	-104
Change in scope of consolidation	2	76
Accretion expense	499	486
Revision in estimated cash flows	-272	-97
Other changes	3	-8
Balance as of December 31	**9,088**	**9,009**

Interest resulting from the accretion of asset retirement obligations is shown in financial earnings (see Note 7).

Other Provisions

The following table lists other provisions as of the dates indicated:

Other Provisions

€ in millions	December 31, 2004	2003
Provisions for nuclear waste management (1)	13,481	13,758
Disposal of nuclear fuel rods	5,370	5,710
Asset retirement obligation (SFAS 143)	8,608	8,491
Waste disposal	378	408
less advance payments	875	851
Provisions for taxes (2)	2,871	2,827
Provisions for personnel costs (3)	1,611	1,568
Provisions for supplier-related contracts (4)	2,818	2,740
Provisions for customer-related contracts (5)	439	1,295
U.S. regulatory liabilities (6)	415	462
Provisions for environmental remediation (7)	337	332
Provisions for environmental improvements, including land reclamation (8)	1,657	1,693
Miscellaneous (9)	2,024	2,211
Total	**25,653**	**26,886**

As of December 31, 2004, €19,142 million of the above provisions are due after more than one year (2003: €20,036 million).

Of these other provisions, €14,512 million (2003: €14,594 million) bear interest.

1) Provisions for nuclear waste management

a) Germany

Provisions for nuclear waste management comprise costs for the disposal of spent nuclear fuel rods, the decommissioning of nuclear and non-nuclear power plant components, and the disposal of low-level nuclear waste.

The provisions for nuclear waste management stated above are net of advance payments of €875 million in 2004 (2003: €851 million). The advance payments are prepayments to nuclear fuel reprocessors and to other waste management companies, as well as to governmental authorities, relating to reprocessing of spent fuel rods and the construction of permanent storage facilities. Provisions for the costs of nuclear fuel rod disposal, of nuclear power plant decommissioning, and of the disposal of low-level nuclear waste also include the costs for the permanent storage of radioactive waste.

Permanent storage costs include investment, operating and financing costs for the planned permanent storage facilities Gorleben and Konrad and include required advance payments for permanent storage facilities made pursuant to the Permanent Storage Advance Payments Ordinance and on the basis of data from the German Federal Office for Radiation Protection ("Bundesamt für Strahlenschutz"). Each year the Company makes advance payments to the Bundesamt für Strahlenschutz.

In calculating the provisions for nuclear waste management, the Company has also taken into account the effects of the nuclear energy agreement reached by the German government and the country's major energy utilities on June 14, 2000, and the related agreement signed on June 11, 2001.

aa) Management of Spent Nuclear Fuel Rods

The requirement for spent nuclear fuel reprocessing and disposal/storage is based on the German Nuclear Power Regulations Act ("Atomgesetz"). Operators may either reprocess or permanently store nuclear waste. Material may be shipped for reprocessing until June 30, 2005; after that date, spent nuclear fuel rods will be disposed of exclusively through permanent storage.

There are contracts in place between E.ON Energie and two large European fuel reprocessing firms, BNFL in the U.K. and Cogema in France, for the reprocessing of spent nuclear fuel from its German nuclear plants. The radioactive waste that results from reprocessing will be returned to Germany to be temporarily stored in an authorized storage facility. Permanent storage is also expected to occur in Germany.

The provision for the costs of used nuclear fuel rods reprocessing includes the costs for all components of the reprocessing requirements, particularly

- the costs of transporting spent fuel to the reprocessing firms,
- the costs of fuel reprocessing, as well as
- the costs of outbound transportation and the intermediate storage of nuclear waste.

The cost estimates are based primarily on existing contracts.

Provisions for the costs of permanent storage of used fuel rods primarily include

- contractual costs for procuring intermediate containers and intermediate on-site storage on the plant premises, and
- costs of transporting spent fuel rods to conditioning facilities, conditioning costs, and costs for procuring permanent storage containers as determined by external studies.

The provision for the management of used fuel rods is provided over the period in which the fuel is consumed to generate electricity.

ab) Nuclear Plant Decommissioning

The obligation with regard to the nuclear portion of nuclear plant decommissioning is based on the aforementioned Atomgesetz, while the obligation for the non-nuclear portion depends upon legally binding civil agreements and public regulations, as well as other agreements.

The provision for the costs of nuclear plant decommissioning includes the expected costs for run-out operation, closure and maintenance of the facility, dismantling and removal of both the nuclear and non-nuclear portions of the plant, conditioning, and temporary and final storage of contaminated waste. The expected decommissioning and storage costs are based upon studies performed by external specialists and are updated regularly.

ac) Waste from Plant Operations

The provision for the costs of the disposal of low-level nuclear waste covers all expected costs for the conditioning of low-level waste that is generated in the operation of the facilities.

b) Sweden

Under Swedish law, Sydkraft is required to pay fees to the country's national fund for nuclear waste management. Each year, the Swedish nuclear energy inspection authority calculates the fees for the disposal of high-level radioactive waste and nuclear power plant decommissioning based on the amount of electricity produced at the particular nuclear power plant. The calculations are then submitted to government offices for approval. Upon approval, Sydkraft makes the corresponding payments.

ba) Decommissioning

Due to the adoption of SFAS 143 on January 1, 2003, an asset retirement obligation for decommissioning was recognized. Since fees were paid in the past to the national fund for nuclear waste management, a compensating receivable relating to these decommissioning costs was recorded under "Other assets" on January 1, 2003.

bb) Nuclear Fuel Rods and Nuclear Waste in Sweden

The required fees for high-level radioactive waste paid to the national fund for nuclear waste management are shown as an expense.

In the case of low-level and medium-level radioactive waste, a joint venture owned by Swedish nuclear power plant operators charges annual fees based on actual waste management costs. The Company records the corresponding payments to this venture as an expense.

c) United Kingdom and United States

Neither the U.K. nor the U.S. Midwest market units operate any nuclear power plants. They are therefore not required to make payments or record liabilities similar to those described above with respect to Germany.

2) Taxes

Provisions for taxes relate primarily to domestic and foreign corporate income taxes due in the current year, and also to any tax obligations that might arise from preceding years. Provisions are calculated on the basis of the respective tax legislation of the countries in which the Company operates, and due consideration will be taken of all known circumstances.

3) Personnel Liabilities

Provisions for personnel expenses primarily cover provisions for vacation pay, early retirement benefits, anniversary obligations and other deferred personnel costs.

4) Supplier-Related Liabilities

Provisions for supplier-related liabilities consist primarily of provisions for goods and services received but not yet invoiced and for potential losses from purchase obligations. Provisions for goods and services received but not yet invoiced represent obligations related to the purchase of goods that have been received and services that have been rendered, but for which an invoice has not yet been received.

5) Customer-Related Liabilities

Provisions for customer-related liabilities consist primarily of potential losses on open sales contracts. Also included are provisions for warranties, as well as for rebates, bonuses and discounts.

6) U.S. Regulatory Liabilities

Pursuant to SFAS 71 (see Note 2), liabilities that are subject to U.S. regulation are reported separately.

7) Environmental Remediation

Provisions for environmental remediation refer primarily to rehabilitating contaminated sites, redevelopment and water protection measures.

8) Environmental Improvements and Similar Liabilities, including Land Reclamation

Provisions for environmental improvements and similar liabilities primarily include asset retirement obligations pursuant to SFAS 143 in the amount of €480 million (2003: €518 million). Also included are provisions for reversion of title, other environmental improvements and reclamation liabilities.

9) Miscellaneous

Other provisions primarily include provisions arising from the electricity business, provisions for liabilities arising from the acquisition and disposal of companies and provisions for tax-related interest expenses.

(25) Liabilities

The following table provides details of liabilities as of the dates indicated:

Liabilities

€ in millions	December 31, 2004					December 31, 2003				
	Total	Average interest rate up to 1 year (in %)	With a remaining term of up to 1 year	1 to 5 years	over 5 years	Total	Average interest rate up to 1 year (in %)	With a remaining term of up to 1 year	1 to 5 years	over 5 years
Bonds (including Medium Term Note programs)	9,148	2.4	355	5,306	3,487	11,506	5.4	1,400	1,469	8,637
Commercial paper	3,631	2.1	3,631	-	-	2,168	2.5	2,168	-	-
Bank loans/Liabilities to banks	4,130	3.7	1,010	1,506	1,614	4,917	3.9	1,283	1,633	2,001
Bills payable	51	2.6	3	48	-	71	3.6	-	3	68
Other financial liabilities	1,648	4.4	155	547	946	1,332	4.2	340	228	764
Financial liabilities to banks and third parties	**18,608**		**5,154**	**7,407**	**6,047**	**19,994**		**5,191**	**3,333**	**11,470**
Financial liabilities to affiliated companies	134	2.5	128	-	6	231	2.3	225	1	5
Liabilities to associated companies and other share investments	1,834	3.5	1,754	20	60	1,925	2.0	1,850	12	63
Financial liabilities to Group companies	**1,968**		**1,882**	**20**	**66**	**2,156**		**2,075**	**13**	**68**
Financial liabilities	**20,576**		**7,036**	**7,427**	**6,113**	**22,150**		**7,266**	**3,346**	**11,538**
Accounts payable	3,662		3,627	35	-	3,778		3,768	10	-
Liabilities to affiliated companies	147		103	-	44	77		39	-	38
Liabilities to associated companies and other share investments	184		92	71	21	239		170	55	14
Capital expenditure grants	271		26	93	152	285		22	78	185
Construction grants from energy consumers	3,558		347	692	2,519	3,516		162	639	2,715
Advance payments	725		722	3	-	695		670	25	-
Other	5,507		3,793	323	1,391	5,313		3,811	125	1,377
thereof taxes	989		989			781		781		
thereof social security contributions	62		62			55		55		
Operating liabilities	**14,054**		**8,710**	**1,217**	**4,127**	**13,903**		**8,642**	**932**	**4,329**
Liabilities	**34,630**		**15,746**	**8,644**	**10,240**	**36,053**		**15,908**	**4,278**	**15,867**

In the Consolidated Balance Sheet, liabilities are reported net of the interest portion of non-interest-bearing and low-interest liabilities in the amount of €34,355 million (2003: €35,690 million). The interest portion amounts to €275 million (2003: €363 million).

Financial Liabilities

The following is a description of the E.ON Group's significant credit arrangements and debt issuance programs. Outstanding amounts under credit lines and bank loans are disclosed in the table above as "Bank loans/Liabilities to banks".

Issuances under a Medium Term Note program ("MTN program") and issuances of commercial paper are disclosed in the corresponding line item.

These financing arrangements contain affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. In general, E.ON's most significant financial arrangements do not include financial covenants such as ratio compliance tests or a rating trigger, though a number do include restrictions on certain types of transactions and negative pledges, while others include material adverse change clauses relating to the relevant borrower. The following description of each of the Group's most significant individual financing arrangements includes disclosures of financial covenants or cross-default clauses contained in those arrangements that were in effect as of December 31, 2004. E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2004 and 2003, and no cross-default clauses had been triggered as of such dates.

In addition, E.ON has numerous additional financing arrangements that are not individually significant and that are summarized below grouped by segment and type of arrangement. These other arrangements also include affirmative and negative covenants and provide for various events of default that are generally in line with industry standard terms for similar borrowings. Certain of these arrangements also include financial covenants, including requirements to maintain certain ratios. Certain arrangements also include material adverse change clauses, as well as restrictions on certain types of transactions and negative pledges. As of December 31, 2003, a second-tier subsidiary was not in compliance with a financial-ratio covenant relating to a loan which, on December 31, 2003, had an amount of €464 million outstanding. Creditors were informed of this non-compliance in advance, whereupon they chose not to assert their rights in connection with this event. The non-compliance was cured in 2004. Except for this single case of non-compliance, E.ON and its subsidiaries were in compliance with all such covenants as of December 31, 2004 and 2003, and no cross-default clauses had been triggered as of such dates.

The failure of E.ON or the relevant borrower to comply with any of the identified covenants or the triggering of any cross-default clauses could result in any or all of the following:

- the repayment of the affected financing arrangement
- the declaration that a liability becomes due and payable before its stated maturity
- the triggering of cross defaults in other financing arrangements
- E.ON's access to additional financing on favorable terms being severely curtailed or even eliminated

Corporate Center

€20 billion Medium Term Note Program

Established in 1995, the Company's MTN program was increased to €20 billion in August 2002. This program allows E.ON AG and its wholly owned subsidiaries E.ON International Finance B.V. ("E.ON International Finance"), Rotterdam, The Netherlands, and E.ON UK Finance Ltd. (renamed E.ON UK Finance plc in March 2003, hereinafter "E.ON UK Finance"), London, U.K., under the unconditional guarantee of E.ON AG, to periodically issue debt instruments through syndicated and private placements to investors. On May 17, 2002, E.ON issued its first-ever multi-currency bond in euros and pounds sterling ("GBP") on the international bond markets. At year end 2004, the following bonds were outstanding:

- €4.25 billion issued by E.ON International Finance with a coupon of 5.75 percent and a maturity in May 2009
- €0.9 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2017
- GBP 500 million or €704 million issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in May 2012
- GBP 0.975 billion or €1.37 billion issued by E.ON International Finance with a coupon of 6.375 percent and a maturity in June 2032

Neither the MTN program nor any of the bonds outstanding at year end 2004 or 2003 contain any financial covenants. The MTN program documentation, as well as the bonds issued under the program, both contain the same cross-default clause. A cross default would be triggered if any creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default or if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness (cross payment default). A cross default would only occur if the aggregate amount of such indebtedness exceeds €25 million.

Other Bonds

As of December 31, 2003, Powergen US Funding LLC ("Powergen US Funding"), Delaware, U.S., had a USD 1,050 million or €840 million Global U.S. Dollar Bond outstanding. The bond had a coupon of 4.5 percent, it matured and was repaid in full on October 15, 2004. As of December 31, 2004, no amount was outstanding under that bond.

€10 billion Commercial Paper Program

Established in 1994, E.ON AG's commercial paper program was increased to €10 billion in March 2003. This program allows E.ON AG and the wholly owned subsidiaries E.ON International Finance and E.ON UK Finance, under the unconditional guarantee of E.ON AG, to periodically issue commercial paper with maturities of up to 729 days to investors. Proceeds from these offerings may be used for general corporate purposes. The commercial paper program does not contain any financial covenants. A cross default would be triggered if any creditor is entitled to declare that any such indebtedness is payable before its stated maturity by reason of an event of default or if an issuer or the guarantor under the program fails to pay indebtedness for borrowed money or any amount payable under any guarantee in respect of such indebtedness (cross payment default). A cross default would only occur if the aggregate amount of such indebtedness exceeds €30 million. As of December 31, 2004, E.ON AG had issued approximately €3.4 billion (2003: €2.0 billion) in commercial paper, leaving approximately €6.6 billion available under the program.

€10 billion Syndicated Multi-Currency Revolving Credit Facility Agreement

E.ON AG and its subsidiaries Hibernia Industriewerte GmbH (renamed E.ON Finance GmbH in January 2004), Düsseldorf, Germany, E.ON International Finance and E.ON UK Finance (each under the unconditional guarantee of E.ON AG, collectively "the borrowers") established a revolving credit facility on December 13, 2002, that initially permitted borrowings in various currencies in an aggregate amount of up to €15 billion. This facility was cancelled on December 2, 2004, and replaced by a revolving credit facility that permits the borrowers to make borrowings in various currencies in an aggregate amount of up to €10 billion. The facility is divided into Tranche A, a revolving credit facility in the amount of €5 billion, and Tranche B, a revolving credit facility also in the amount of €5 billion. Tranche A has an initial maturity of 364 days but includes both an extension option and a term-out option of 364 days each. Amounts raised under Tranche A may be used for general corporate purposes and bear interest generally equal to EURIBOR or LIBOR for the respective currency plus a margin of 15 basis points. Tranche B has a maturity of 5 years but includes an extension option which allows for two extensions each of one year. The extension option may only be exercised at the end of year 1 and/or at the end of year 2. Amounts raised under Tranche B may be used for the refinancing of existing credit facilities, for liquidity back-up and for other general corporate purposes. Drawings under this tranche bear interest equal to EURIBOR or LIBOR for the respective currency plus a margin of 20 basis points. The facility does not contain any financial covenants. A cross default would be triggered by the declaration of financial indebtedness of any material subsidiary or any of the borrowers to be due and payable prior to its specified maturity pursuant to the occurrence of an event of default (cross acceleration default) and by non-payment of any financial indebtedness of any material subsidiary or any of the borrowers when due or after any applicable grace period (cross payment default). These cross defaults would only occur if the aggregate amount of all such financial indebtedness is more than €100 million (or its equivalent in any other currency or currencies). The material subsidiaries are E.ON Energie AG, E.ON UK plc, LG&E Energy LLC, E.ON Ruhrgas AG and any other member of the Group whose total assets or revenues exceed 10 percent of the total assets or revenues of the E.ON Group. As of December 31, 2004, there were no borrowings outstanding under this facility (2003: €0 million).

The E.ON AG syndicated credit facility contains no financial covenants, nor does it provide for a rating trigger.

Bilateral Credit Lines

At year end 2004, E.ON AG had committed short-term credit lines of €180 million (2003: €180 million) with maturities of up to one year and variable interest rates of up to 25 basis points above EURIBOR. These credit lines may be used for general corporate purposes. In addition, E.ON AG had several uncommitted short-term credit lines. As of December 31, 2004, E.ON AG had a €0 million (2003: €0 million) outstanding balance under these credit lines.

As of December 31, 2004, E.ON North America Inc. ("E.ON North America"), New York, U.S., a wholly owned subsidiary of E.ON AG, had an USD 100 million credit facility. This is an overdraft loan facility to be used for short-term overnight general corporate use. The rate charged on the daily loan balance is 8 basis points over the Federal Funds Rate. There was no outstanding balance under this line at year end 2004 and 2003.

None of these bilateral credit lines include financial covenants, nor do they provide for cross defaults or a rating trigger.

Central Europe

Bank Loans, Credit Facilities

As of December 31, 2004, the Central Europe market unit had committed credit lines of €491 million (2003: €284 million). The credit lines may be used for general corporate purposes. In particular, they serve as back-up facilities for letters of credit and bank guarantees. In addition, Central Europe had uncommitted short-term credit lines with various banks. Under the credit lines, €181 million was outstanding at year end 2004 (2003: €118 million). Most of the credit lines do not have a specific maturity. Interest rates for unanticipated drawdowns of facilities reach up to 10 percent. Planned use of the facilities is subject to interest at variable money-market rates plus a margin of up to 47.5 basis points.

Bank loans have been used by the Central Europe market unit primarily to finance specific projects or investment programs and include subsidized credit facilities from national and international financing institutions. Bank loans (including short-term credit lines) amounted to €1,216 million as of December 31, 2004 (2003: €1,738 million).

Pan-European Gas

Long-Term Loans

In March 1999, the Pan-European Gas market unit obtained four long-term bilateral loans from banks bearing fixed interest rates in the aggregate amount of €280 million with maturities of 5 to 15 years. The loans are repayable at maturity. The outstanding amount as of December 31, 2004, was €140 million (2003: €280 million). The interest rates for these loans vary between 5.005 and 5.068 percent.

In addition, in the period from 1997 to 2003, Pan-European Gas subsidiary Ferngas Nordbayern GmbH obtained long-term loans from banks totaling €84 million. The loans each have a maturity of ten years with annual or quarterly repayments. The outstanding amount as of December 31, 2004, was €21 million (2003: €50 million). The interest rates for these loans vary between 4.25 and 5.98 percent (on average, about 5.06 percent).

U.K.

Bonds

Following the acquisition of the Midlands Electricity group of companies in January 2004, E.ON UK plc assumed responsibility for the liabilities of the acquired companies that were outstanding at the time of the acquisition. In the following, these liabilities are referred to as "the Midlands Debt."

During the first half of 2004, a portion of the outstanding bonds issued by E.ON UK plc and its subsidiaries were purchased by other E.ON Group companies following an offer to tender. Consequently, as of December 31, 2004, only a portion of the bonds still outstanding were held by investors external to the E.ON Group, as detailed below:

- GBP 250 million or €352 million bond issued by E.ON UK plc with a coupon of 8.5 percent maturing in July 2006, of which GBP 44 million or €62 million was held by external investors
- GBP 250 million or €352 million bond issued by E.ON UK plc with a coupon of 6.25 percent maturing in April 2024, of which GBP 8 million or €11 million was held by external investors
- GBP 150 million or €211 million issued by Central Networks plc (previously Midlands Electricity plc, a wholly-owned subsidiary of E.ON UK plc) with a coupon of 7.375 percent maturing in November 2007 (part of the Midlands Debt), of which GBP 1 million or approximately €1 million was held by external investors
- €500 million Eurobond issued by E.ON UK plc with a coupon of 5.0 percent maturing in July 2009, of which €264 million was held by external investors
- USD 410 million or €301 million Yankee Bond issued by Powergen (East Midlands) Investments, London, U.K., with a coupon of 7.45 percent maturing in May 2007, of which USD 173 million or €127 million was held by external investors

Each of these bonds includes covenants providing for a negative pledge and restrictions on sale and lease-back transactions. Each also includes a cross-default clause that would be triggered by a non-payment of principal, premium or interest on any obligation of the issuer, E.ON UK plc or any of its subsidiaries, with the threshold amounts ranging from GBP 10 million to GBP 50 million.

As at year end 2004 and 2003, E.ON UK plc and its subsidiaries complied fully with the covenants included in their outstanding bonds.

Nordic

Sydkraft Medium Term Note Program

A domestic MTN program was established by Sydkraft in 1999 and was increased in 2003 to a maximum allowed outstanding amount of 13 billion Swedish kronor ("SEK"). The facility is renewed every year and allows for borrowings with a maturity of up to 15 years with various interest rate structures. The program does not include any financial covenants but does contain a cross-default clause which would be triggered by a default of Sydkraft or any of its subsidiaries on financial indebtedness in the amount of SEK 10 million or more. The outstanding amount as of December 31, 2004, was SEK 4,458 million or €494 million (2003: SEK 5,895 million or €649 million).

Sydkraft and Graninge Commercial Paper Programs

Established in 1990, Sydkraft's domestic commercial paper program was increased in 1999 to a maximum allowed outstanding amount of SEK 3 billion. Borrowings can be made for terms of up to 365 days. The outstanding amount as of December 31, 2004, was SEK 1,500 million or €166 million (2003: SEK 300 million or €33 million).

A Euro commercial paper program was established by Sydkraft in 1990 with a maximum allowed outstanding amount of USD 200 million. Borrowings can be made in various currencies for terms of up to 365 days. The outstanding amount as of December 31, 2004, was €61 million (2003: €0 million).

In addition, Graninge, a subsidiary of Sydkraft, had established a SEK 3 billion domestic commercial paper program allowing the issuance of commercial paper with maturities of up to 365 days. As this program was cancelled on August 27, 2004, no amounts were outstanding as of December 31, 2004, (2003: SEK 792 million or €87 million).

None of these commercial paper programs include any financial covenants or cross-default clauses.

Bank Loans, Credit Facilities

Sydkraft has obtained bilateral loans from credit institutions with fixed interest rates ranging between 5.07 and 7.85 percent and with a floating rate spread of 21.5 basis points and maturities between one and seven years. As of December 31, 2004, the aggregate amount outstanding was SEK 2,269 million or €252 million (2003: SEK 2,745 million or €302 million). These loans have mainly been used to finance specific investments.

A revolving credit facility of €210 million was established by Sydkraft AB's subsidiary Graninge in 1999. This facility was cancelled on April 1, 2004, and consequently no amounts were outstanding as of December 31, 2004 (2003: €110 million).

U.S. Midwest

Bonds and Medium Term Note Programs

LG&E Capital Corp. ("LG&E Capital"), Louisville, Kentucky, U.S., has an MTN program under which it was authorized to issue initially up to USD 1.05 billion in bonds. Amounts repaid may not be reborrowed. As of December 31, 2004, the amount outstanding under the program was USD 300 million or €221 million (2003: USD 450 million or €360 million), leaving USD 400 million available for future issuance. The average interest rate for issues under this program for 2004 was 6.97 percent with maturities ranging from 2008 to 2011.

The LG&E Capital MTN program requires LG&E Energy to maintain ownership of at least 80 percent of LG&E Capital and 100 percent of Louisville Gas and Electric Company ("LG&E"), Louisville, Kentucky, U.S. The program also requires LG&E Capital to maintain tangible net worth of at least USD 25 million, and prohibits liens on the shares of LG&E and LG&E Capital. Additionally, the program limits the use of sale and leaseback transactions. Any default on debt of the subsidiaries of LG&E Capital in excess of USD 15 million or a default by LG&E or LG&E Energy in excess of USD 25 million causes a default of the MTN program.

In addition, as of December 31, 2004, bonds in the amount of USD 574 million or €422 million (2003: USD 574 million or €459 million) were outstanding at LG&E and bonds in the amount of USD 385 million or €283 million (2003: USD 390 million or €312 million) were outstanding at Kentucky Utilities Company ("Kentucky Utilities"), Louisville, Kentucky, U.S., with fixed interest rates as well as with variable interest rates. Fixed rate bonds range from 5.90 percent to 7.92 percent, the average interest rate on the variable rate bonds was less than 2.00 percent in 2004. On the LG&E bonds, maturities range from 2013 to 2033, and on the Kentucky Utilities bonds, maturities range from 2006 to 2034. The LG&E and Kentucky Utilities bonds are collateralized by a lien on substantially all of the assets of the respective companies.

Bilateral Credit Lines, Bank Loans

LG&E has five revolving lines of credit with banks totaling USD 185 million or €136 million. These credit facilities expire in June 2005, and there was no outstanding balance under any of these facilities on December 31, 2004 (2003: €0 million).

These revolving lines of credit include financial covenants, in particular that LG&E's debt/total capitalization ratio must be less than 70 percent and that E.ON AG must own at least two thirds of voting stock of LG&E directly or indirectly. Furthermore, the corporate credit rating of LG&E must be at or above BBB- and Baa3 and LG&E may not dispose of assets aggregating more than 15 percent of total assets. Each of the credit lines contains a cross-default provision that causes the LG&E bilateral line of credit to be in default if LG&E is in default on other debt in excess of USD 25 million.

In addition to the above, at year end 2004, LG&E Capital had short-term and long-term loans totaling USD 5 million or €4 million (2003: USD 35 million or €28 million).

Viterra

Bilateral Credit Lines

At year end 2004, Viterra had committed short-term credit lines from various domestic and international banks of approximately €191 million (2003: €471 million) with maturities of up to one year. These credit lines may be used for general corporate purposes (such as bank guarantees). As of December 31, 2004, there was €130 million outstanding under these lines (2003: €149 million).

Long-Term Loans

At year end 2004, Viterra AG and its subsidiaries had numerous long-term loans from banks and other creditors totaling €2,855 million (2003: €2,480 million). As of December 31, 2004, a nominal amount of €1,542 million of all loans from banks and other creditors was collateralized by mortgages on real estate and an equivalent amount of €1,111 million was collateralized by a pledge of company shares. The interest rates on these financial liabilities vary between 0 and 8.5 percent (on average, about 4 percent).

As of December 31, 2004, E.ON's financial liabilities to banks and third parties had the following maturities:

Financial Liabilities to Banks and Third Parties by Maturities

€ in millions	Repayment 2005	Repayment 2006	Repayment 2007	Repayment 2008	Repayment 2009	Repayment after 2009	Total
Bonds (including MTN programs)	355	448	202	134	4,522	3,487	9,148
Commercial paper	3,631	-	-	-	-	-	3,631
Bank loans/Liabilities due to banks	1,010	474	410	195	427	1,614	4,130
Bills payable	3	-	48	-	-	-	51
Other financial liabilities	155	170	126	130	121	946	1,648
Financial liabilities to banks and third parties	**5,154**	**1,092**	**786**	**459**	**5,070**	**6,047**	**18,608**
Used credit lines	315	11	3	-	-	69	398
Unused credit lines	5,834	1	5	10	5,005	136	10,991
Used and unused credit lines	**6,149**	**12**	**8**	**10**	**5,005**	**205**	**11,389**

The following table shows the effective interest rates for the Company's financial liabilities to banks and third parties:

Financial Liabilities to Banks and Third Parties by Effective Interest Rate

€ in millions	December 31, 2004				
	0-3%	3.1-7%	7.1-10%	more than 10%	Total
Bonds (including MTN programs)	463	8,486	199	-	9,148
Commercial paper	3,631	-	-	-	3,631
Bank loans/Liabilities due to banks	1,507	2,533	90	-	4,130
Bills payable	-	51	-	-	51
Other financial liabilities	285	1,338	5	20	1,648
Financial liabilities to banks and third parties	**5,886**	**12,408**	**294**	**20**	**18,608**

The following table provides details of the Company's liabilities due to banks as of the dates indicated:

Bank Loans

€ in millions	December 31,	
	2004	2003
Bank loans collateralized by mortgages on real estate	1,147	1,678
Other collateralized bank loans	805	574
Uncollateralized bank loans, drawings on credit lines, short-term loans	2,178	2,665
Total	**4,130**	**4,917**

Collateralized liabilities to banks totaled €1,952 million as of December 31, 2004 (2003: €2,252 million), including €278 million (2003: €495 million) that are non-interest-bearing or bear interest rates below market rates.

Bank loans that bear interest below market rates have been granted mainly to Viterra for financing residential rental real estate. In return, occupancy rights and/or rents below the prevailing market rates are offered to the lender. Due to these conditions, such loans appear at present value on the balance sheet. The difference resulting from discounting is reported under deferred income and released in subsequent years as rental income. The interest on the liabilities results in increased interest expense.

Financial liabilities include non-interest-bearing and low-interest liabilities in the amount of €566 million in 2004 (2003: €1,052 million).

Operating Liabilities

Operating liabilities in the amount of €13,945 million (2003: €13,839 million) are non-interest-bearing.

Capital expenditure grants of €271 million (2003: €285 million) are paid primarily by customers in the core energy business for capital expenditures made on their behalf, while E.ON retains the assets. The grants are non-refundable and are recognized in other operating income over the period of the depreciable lives of the related assets.

Construction grants of €3,558 million (2003: €3,516 million) are paid by customers of the core energy business for costs of connections according to the generally binding linkup terms. These grants are customary in the industry, generally non-refundable and recognized as revenue according to the useful lives of the related assets.

Other operating liabilities primarily include the negative fair values of derivative financial instruments of €1,773 million (2003: €1,791 million), E.ON Benelux's cross-border leasing transactions for power plants amounting to €900 million (2003: €1,020 million) and accrued interest payable of €694 million (2003: €644 million).

(26) Contingencies and Commitments

E.ON is subject to contingencies and commitments involving a variety of matters, including different types of guarantees, litigation and claims (as discussed in Note 27), long-term contractual and legal obligations and other commitments.

Financial Guarantees

Financial guarantees include both direct and indirect obligations (indirect guarantees of indebtedness of others). These require the guarantor to make contingent payments based on the occurrence of certain events or changes in an underlying instrument that is related to an asset, a liability, or the equity of the guaranteed party.

The Company's financial guarantees include nuclear-energy-related items. Obligations also comprise direct financial guarantees to creditors of related parties and third parties. Financial guarantees with specified terms extend as far as 2029. Maximum potential undiscounted future payments could total up to €737 million (2003: €525 million). €534 million of this amount involves guarantees issued on behalf of related parties (2003: €310 million). Indirect guarantees primarily include obligations in connection with cross-border leasing transactions and obligations to provide financial support to primarily related parties. Indirect guarantees have specified terms up to 2023. Maximum potential undiscounted future payments could total up to €459 million (2003: €663 million). €162 million of this amount involves guarantees issued on behalf of related parties (2003: €353 million). The Company has recorded provisions of €98 million (2003: €95 million) as of December 31, 2004, with respect to financial guarantees. In addition, E.ON has commitments under which it assumes joint and several liability arising from its stakes in the civil-law companies ("GbR"), non-corporate commercial partnerships and consortia in which it participates.

Several subsidiaries have certain obligations that are based on their membership in VKE in accordance with the articles of incorporation. It is not expected that any claims will arise in respect of these obligations.

Pursuant to the amendments of the Atomgesetz ("AtG") and the amendments to the Regulation regarding the Provision for Coverage of the AtG ("Atomrechtliche Deckungsvorsorge-Verordnung" or "AtDeckV") on April 27, 2002, German nuclear power plant operators are required to provide nuclear accident liability coverage of up to €2.5 billion per incident. From this provision, a standardized insurance facility in the amount of €255.6 million was set up. The institution Nuklear Haftpflicht Gesellschaft bürgerlichen Rechts ("Nuklear Haftpflicht GbR") now only covers costs between €0.5 million and €15 million for claims related to officially ordered evacuation measures. Group companies have agreed to place their subsidiaries operating nuclear power plants in a position to maintain a level of liquidity that will enable them at all times to meet their obligations as members of the Nuklear Haftpflicht GbR, in proportion to their shareholdings in nuclear power plants.

To provide liability coverage for the additional €2,244.4 million per incident required by the above-mentioned amendments, E.ON Energie AG and the other parent companies of German nuclear power plant operators reached a Solidarity Agreement ("Solidarvereinbarung") on July 11, July 27, August 21, and August 28, 2001. If an accident occurs, the Solidarity Agreement calls for the nuclear power plant operator liable for the damages to receive—after the operator's own resources and those of its parent company are exhausted—financing sufficient for the operator to meet its financial obligations. Under the Solidarity Agreement, E.ON Energie AG's share of the liability coverage is 43.0 percent (2003: 43.0 percent) and an additional 5.0 percent charge for the administrative costs of processing damage claims.

In accordance with Swedish law, the Nordic market unit has issued guarantees to governmental authorities. The guarantees were issued to cover possible additional costs related to the disposal of high-level radioactive waste and to nuclear power plant decommissioning. These costs could arise if actual costs exceed accumulated funds. In addition, Nordic is also responsible for any costs related to the disposal of low-level radioactive waste. In Sweden, owners of nuclear facilities are liable for damages resulting from accidents occurring in those nuclear facilities and for accidents involving any radioactive substances connected with the operation of those facilities. The liability is limited to the equivalent of €341 million per incident, which amount must be insured according to the Law Concerning Nuclear Liability. The Nordic market unit has purchased the necessary insurance for its nuclear power plants. The Swedish government is currently in the process of reviewing the regulatory framework for nuclear obligations. As of today, it is unclear if and to what extent this review will lead to an adjustment of the nuclear liability limit in Sweden.

Neither the U.K. nor the U.S. Midwest market units operate nuclear power plants; they therefore do not have comparable contingent liabilities.

Indemnification Agreements

Contracts in connection with the disposal of shareholdings concluded throughout the Group include indemnification agreements and other guarantees with terms up to 2041 in accordance with contractual arrangements and local legal requirements, unless shorter terms were contractually agreed. The maximum undiscounted amounts potentially payable under these agreements could total up to €4,602 million (2003: €5,693 million). These typically relate to customary representations and warranties, environmental damages and taxes. In some cases the buyer is required to either share costs or cover a certain amount of costs before the Company is required to make any payments. Some obligations are to be covered first by insurance contracts or provisions of the disposed companies. The Company has recorded provisions of €86 million (2003: €103 million) as of December 31, 2004, with respect to all indemnities and other guarantees included in sales agreements. Guarantees issued by companies that were later sold by E.ON AG (or VEBA AG and VIAG AG before their merger) are included in the final sales contracts in the form of indemnities ("Freistellungen").

Other Guarantees

Other guarantees with an effective period through 2020 include contingent purchase consideration (maximum potential undiscounted future payments of €36 million; 2003: €36 million), warranties and market value guarantees (maximum potential undiscounted future payments of €91 million). Other guarantees also include product warranties (€25 million included in provisions as of December 31, 2004). The changes compared to the provisions of €30 million as of December 31, 2003, are the combined result of €10 million from the utilization of provisions, €3 million from the reversal of provisions and €8 million from additions in 2004.

Long-Term Obligations

As of December 31, 2004, the principal long-term contractual obligations in place relate to the purchase of fossil fuels such as gas, lignite and hard coal.

Gas is usually procured on the basis of long-term purchase contracts with large international producers of natural gas. Such contracts are generally of a "take-or-pay" nature. The prices paid for natural gas are normally tied to the prices of competing energy sources, as dictated by market conditions. The conditions of these long-term contracts are reviewed at certain specific intervals (usually every 3 years) as part of contract negotiations and may thus change accordingly. In the absence of an agreement on a pricing review, a neutral board of arbitration makes a final binding decision. Financial obligations arising from these contracts are calculated based on the same principles that govern internal budgeting. Furthermore, the take-or-pay conditions in the individual contracts are also used to perform the calculations.

The contractual obligations in place for the purchase of electricity relate especially to purchases from jointly operated power plants. The purchase price of electricity from jointly operated power plants is determined by the supplier's production cost plus a profit margin that is generally calculated on the basis of an agreed return on capital.

Long-term contractual obligations have also been entered into by the Central Europe market unit in connection with the reprocessing and storage of spent fuel elements. Respective prices are based on prevailing market conditions.

Other financial obligations amount to €4,093 million (2003: €4,538 million). They consist primarily of obligations for cash offers and potential obligations arising from the acquisition of shares.

Obligations for cash offers to minority shareholders relate to CONTIGAS.

In addition, there is a put option agreement in place since October 2001, allowing a minority shareholder of Sydkraft to exercise its right to sell its remaining stake for approximately €2 billion. In 2003, the term of this option was extended to 2007.

Furthermore, the Central Europe market unit has entered into put option agreements related to various acquisitions that allow other shareholders to exercise rights to sell their remaining stakes for an aggregate total of approximately €0.9 billion.

The Nordic market unit has entered into a put option agreement related which, if exercised, would lead to the acquisition by that market unit of additional shares in E.ON Finland.

As of December 31, 2004, expected payments arising from long-term obligations total €124,459 million and are as follows:

Contractual Financial Obligations € in millions	Total	Less than 1 year	1–3 years	3–5 years	After 5 years
Natural gas	104,123	8,932	15,515	20,324	59,352
Oil	-	-	-	-	-
Coal	1,971	839	754	263	115
Lignite and other fossil fuels	311	48	102	106	55
Total fossil fuel purchase obligations	**106,405**	**9,819**	**16,371**	**20,693**	**59,522**
Electricity purchase obligations	3,444	807	693	441	1,503
Other purchase obligations	1,264	408	222	150	484
Total long-term purchase commitments/obligations	**111,113**	**11,034**	**17,286**	**21,284**	**61,509**
Major repairs	6	6	-	-	-
Environmental protection measures	18	1	2	1	14
Other (i.e. capital expenditure commitments)	904	404	93	56	351
Total other purchase commitments/obligations	**928**	**411**	**95**	**57**	**365**
Other financial liabilities	**4,093**	**509**	**2,885**	**641**	**58**
Loan commitments	**8,325**	**323**	**116**	**4,387**	**3,499**
Total	**124,459**	**12,277**	**20,382**	**26,369**	**65,431**

Rental, Tenancy and Lease Agreements

Nominal values of other commitments arising from rental, tenancy and leasing agreements are due as follows:

Rental, Tenancy and Lease Agreements € in millions	
2005	144
2006	129
2007	121
2008	113
2009	75
Thereafter	765
Total	**1,347**

Expenses arising from such contracts reflected in the Consolidated Statements of Income amounted to €107 million in 2004 (2003: €100 million).

(27) Litigation and Claims

Various legal actions, including lawsuits for product liability or for alleged price-fixing agreements, governmental investigations, proceedings and claims are pending or may be instituted or asserted in the future against the Company. These include two lawsuits pending in the U.S. against subsidiaries of Ruhrgas Industries GmbH. Since litigation or claims are subject to numerous uncertainties, their outcome cannot be ascertained; however, in the opinion of management, any potential obligations arising from these matters will not have a material adverse effect on the financial condition, results of operations or cash flows of the Company.

In the wake of the various corporate restructurings of the past several years, shareholders have filed a number of claims ("Spruchstellenverfahren"). The claims contest the adequacy of share exchange ratios or cash settlements paid to former shareholders of the acquired companies. The claims impact the Central Europe and Pan-European Gas market units, AV Packaging GmbH, Munich, Germany, as well as the VEBA-VIAG merger itself. Because the share exchange ratios and settlements were determined by outside experts and reviewed by other auditing firms, E.ON believes that the exchange ratios and settlements are correct.

The U.S. Securities and Exchange Commission ("SEC") has requested that E.ON provide it with information for an investigation focusing in particular on the preparation of its financial statements for the year 2002, including the accounting treatment and depreciation of its power plant assets, its accounting for and consolidation of subsidiaries (Degussa and Viterra) and their shareholdings, the nature of the services performed by E.ON's auditors, disclosures with regard to the Company's long-term fuel procurement contracts, and its 2002 Annual Report on Form 20-F, in particular the process of its preparation and its conformity with U.S. GAAP. E.ON is in close contact with the SEC and will cooperate fully. A similar request that also covers additional items, including aspects of E.ON's 2003 Annual Report on Form 20-F, has been made to the Company's independent public accountants.

(28) Supplemental Disclosure of Cash Flow Information

The following table indicates supplemental disclosures of cash flow information:

Supplemental Disclosure of Cash Flow Information		
€ in millions	2004	2003
Cash paid during the year for		
Interest, net of amounts capitalized	1,216	1,197
Income taxes, net of refunds	1,241	1,064
Non-cash investing and financing activities		
Increase of stakes in subsidiaries in exchange for distribution of E.ON AG shares to minority shareholders	182	153
Purchase price payments for Deutschbau shares not due until subsequent years	367	-

The deconsolidation of shareholdings and operations resulting from divestments led to reductions of €231 million (2003: €13,153 million) related to assets and €186 million (2003: €11,306 million) related to provisions and liabilities. Liquid funds divested herewith amounted to €19 million (2003: €214 million).

In 2004, cash provided by operating activities increased over the preceding year, this was due entirely to developments in the core energy business. The principal contributors to this increased cash flow were the U.K. and Nordic market units, particularly through the consolidation of Midlands Electricity and Graninge, price adjustments in the retail sector, and reductions of net working capital, as well as improvements in operations. In addition, certain one-time events that negatively affected cash flow in 2003 did not recur.

Outlays for investments in property, plant and equipment and in intangible assets were roughly at the same level as in 2003. Investments in financial assets were sharply reduced from 2003. The high value reported in 2003 resulted primarily from the acquisition of Ruhrgas. The most important individual investment projects in 2004 were the acquisition of Midlands Electricity, the acquisition of the outstanding Graninge shares and the completion of the squeeze-out transaction at Thüga.

Payments for acquisitions of subsidiaries during the current year amounted to €1,004 million (2003: €5,531 million). Liquid funds acquired herewith amounted to €110 million (2003: €352 million). These purchases resulted in assets amounting to €2,680 million (2003: €21,321 million) and in provisions and liabilities totaling €2,569 million (2003: €9,806 million).

(29) Derivative Financial Instruments and Hedging Transactions

Strategy and Objectives

During the normal course of business, the Company is exposed to foreign currency risk, interest rate risk, and commodity price risk. These risks create volatility in earnings, equity, and cash flows from period to period. The Company makes use of derivative instruments in various strategies to eliminate or limit these risks.

The Company's policy generally permits the use of derivatives if they are associated with underlying assets or liabilities, forecasted transactions, or legally binding rights or obligations. Some of the companies in the market units also conduct proprietary trading in commodities within the risk management guidelines described below.

E.ON AG has enacted general risk management guidelines for the use of derivative interest and foreign currency instruments as well as for commodity risk management that constitute a comprehensive framework for the entire Group. The market units have also adopted specific risk management guidelines to manage the appropriate risks arising from their respective activities. The market units' guidelines operate within the general risk management guidelines of E.ON AG. As part of the Company's framework for interest rate, foreign currency and commodity risk management, an enterprise-wide reporting system is used to monitor each reporting unit's exposures to these risks and their long-term and short-term financing needs. The creditworthiness of counterparties is monitored on a regular basis.

Energy trading activities are subject to the specific market unit's risk management guidelines. The market units involved in such activities enter into energy trading contracts for price risk management, system optimization, load balancing and margin improvement. Proprietary trading is only allowed within strict limits, which are established and monitored by a board independent from the trading operations. The risk ratios and limits used mainly include Profit at Risk and Value at Risk figures, as well as volume, credit and book limits. Additional key elements of risk management are the clear division of duties between scheduling, trading, settlement and control, as well as a risk reporting independent from the trading operations.

Hedge Accounting in accordance with SFAS 133 is used primarily for interest rate derivatives regarding hedges of long-term debts, for foreign currency derivatives regarding hedges of net investments in foreign operations and long-term receivables and debts denominated in foreign currencies. For commodities, potentially volatile future cash flows from planned purchases and sales of electricity, as well as from gas supply, are hedged.

Fair Value Hedges

The Company generally seeks to maintain a desired level of floating-rate assets and debt. To this end, the Company uses interest rate and cross-currency interest rate swaps to manage interest rate and foreign currency risk arising from long-term loans and debt obligations denominated in euro and foreign currencies (principally USD and SEK). Gains and losses on these hedges are generally reported in that line item of the income statement which also includes the respective hedged transactions. The ineffective portion of fair value hedges as of December 31, 2004, resulted in a gain of €2 million (2003: €2 million) and is included in other operating income.

Cash Flow Hedges

Interest rate and cross-currency interest rate swaps are concluded to hedge the interest rate and currency risks arising from floating-rate debt obligations and loans issued by the Company and its reporting units. By using these swaps, the Company pursues its strategy to hedge payments in foreign currency and in euro against interest-bearing long-term loans and debt obligations in the functional currency of the respective E.ON company by using cash flow hedge accounting. To reduce cash flow fluctuations arising from electricity and gas transactions effected at variable spot prices, futures and forward contracts are concluded and accounted for using cash flow hedge accounting.

As of December 31, 2004, the hedged transactions in place included foreign currency cash flow hedges with maturities of up to 20 years (2003: up to 13 years) and up to 28 years (2003: 29 years) for interest rate cash flow hedges. Planned commodity cash flow hedges have maturities of up to 3 years (2003: up to 4 years).

The amount of ineffectiveness for cash flow hedges recorded for the year ended December 31, 2004, was a gain of €1 million (2003: €0 million). For the year ended December 31, 2004, reclassifications from accumulated other comprehensive income for cash flow hedges resulted in a gain of €117 million (2003: €154 million loss). The Company estimates that reclassifications from accumulated other comprehensive income for cash flow hedges in the next twelve months will result in a gain of €164 million. Gains and losses from reclassification are generally reported in that line item of the income statement which also includes the respective hedged transaction. Gains and losses from the ineffective portion of cash flow hedges are classified as other operating income or other operating expenses.

Net Investment Hedges

The Company uses foreign currency loans, foreign currency forwards, FX swaps and cross-currency swaps to protect the value of its net investments in its foreign operations denominated in foreign currencies. For the year ended December 31, 2004, the Company recorded an amount of €1,060 million (2003: €856 million) in accumulated other comprehensive income within stockholders' equity due to changes in fair value of derivative and foreign currency transaction results of non-derivative hedging instruments.

Valuation of Derivative Instruments

The fair value of derivative instruments is sensitive to movements in underlying market rates and other relevant variables. The Company assesses and monitors the fair value of derivative instruments on a periodic basis. Fair values for each derivative financial instrument are determined as being equal to the price at which one party would assume the rights and duties of another party, and calculated using common market valuation methods with reference to available market data as of the balance-sheet date.

The following is a summary of the methods and assumptions for the valuation of utilized derivative financial instruments in the Consolidated Financial Statements.

- Currency, electricity, gas, oil and coal forward contracts, swaps, and emissions-related derivatives are valued separately at their forward rates and prices as of the balance sheet date. Forward rates and prices are based on spot rates and prices, with forward premiums and discounts taken into consideration.
- Market prices for currency, electricity and gas options are valued using standard option pricing models commonly used in the market. The fair values of caps, floors and collars are determined on the basis of quoted market prices or on calculations based on option pricing models.
- The fair values of existing instruments to hedge interest rate risk are determined by discounting future cash flows using market interest rates over the remaining term of the instrument. Discounted cash values are determined for interest rate, cross-currency and cross-currency interest rate swaps for each individual transaction as of the balance-sheet date. Interest exchange amounts are considered with an effect on current results at the date of payment or accrual.
- Equity swaps are valued on the basis of the stock prices of the underlying equities, taking into consideration any financing components.
- Exchange-traded energy futures and option contracts are valued individually at daily settlement prices determined on the futures markets that are published by their respective clearing houses. Paid initial margins are disclosed under other assets. Variation margins received or paid during the term of such contracts are stated under other liabilities or other assets, respectively.
- Certain long-term energy contracts are valued by the use of valuation models that include average probabilities and take into account individual contract details and variables.

The following two tables include both derivatives that qualify for SFAS 133 hedge accounting treatment and those that do not qualify.

Total Volume of Foreign Currency, Interest Rate and Equity-Based Derivatives

€ in millions Remaining maturities	Total volume of derivative financial instruments December 31, 2004 Nominal value	December 31, 2004 Fair value	December 31, 2003 Nominal value	December 31, 2003 Fair value
FX forward transactions				
Buy	4,238.2	-41.3	2,149.5	-142.5
Sell	5,328.6	134.2	4,789.8	174.6
FX currency options				
Buy	782.7	46.7	425.4	14.6
Sell	422.2	-36.4	17.5	-
Subtotal	**10,771.7**	**103.2**	**7,382.2**	**46.7**
Cross-currency swaps				
up to 1 year	499.1	-7.0	376.1	-25.1
1 year to 5 years	11,033.7	484.2	3,464.8	251.1
more than 5 years	7,163.8	236.3	7,304.6	188.9
Interest rate/cross-currency swaps				
up to 1 year	102.3	1.4	51.1	-0.7
1 year to 5 years	125.0	12.1	227.3	17.4
more than 5 years	297.4	-38.5	297.4	-3.2
Subtotal	**19,221.3**	**688.5**	**11,721.3**	**428.4**
Interest rate swaps				
Fixed-rate payer				
up to 1 year	371.0	-5.4	315.1	-2.6
1 year to 5 years	2,092.5	-107.9	1,567.5	-49.8
more than 5 years	373.3	-36.6	1,283.9	-64.4
Fixed-rate receiver				
up to 1 year	23.3	0.3	47.6	0.4
1 year to 5 years	3,914.0	100.6	99.7	8.9
more than 5 years	147.0	4.5	1,450.1	83.7
Subtotal	**6,921.1**	**-44.5**	**4,763.9**	**-23.8**
Interest rate options				
Buy up to 1 year	554.6	-7.2	-	-
1 year to 5 years	-	-	220.3	0.1
more than 5 years	-	-	-	-
Sell up to 1 year	110.9	-2.0	-	-
1 year to 5 years	-	-	220.3	-4.0
more than 5 years	-	-	-	-
Subtotal	**665.5**	**-9.2**	**440.6**	**-3.9**
Equity swaps	63.8	103.0	76.5	158.3
Subtotal	**63.8**	**103.0**	**76.5**	**158.3**
Total	**37,643.4**	**841.0**	**24,384.5**	**605.7**

Total Volume of Electricity, Gas, Coal, Oil and Emissions Related Financial Derivatives

€ in millions Remaining maturities	December 31, 2004		thereof Trading December 31, 2004		December 31, 2003	
	Nominal value	Fair value	Nominal value	Fair value	Nominal value	Fair value
Electricity forwards						
up to 1 year	7,521.9	41.6	6,537.0	9.7	7,514.0	-167.5
1 year to 3 years	2,306.2	-39.9	1,866.8	-19.9	2,364.4	-59.7
4 years to 5 years	59.6	-0.4	-	-	153.8	-7.0
more than 5 years	7.5	-1.0	-	-	15.4	-0.4
Subtotal	**9,895.2**	**0.3**	**8,403.8**	**-10.2**	**10,047.6**	**-234.6**
Electricity swaps						
up to 1 year	29.7	0.3	29.7	0.3	28.4	1.6
1 year to 3 years	3.1	-0.1	3.1	-0.1	21.4	3.5
4 years to 5 years	-	-	-	-	10.0	0.0
more than 5 years	-	-	-	-	-	-
Subtotal	**32.8**	**0.2**	**32.8**	**0.2**	**59.8**	**5.1**
Electricity options						
up to 1 year	8.8	-0.2	8.0	0.0	49.3	0.2
1 year to 3 years	-	-	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**8.8**	**-0.2**	**8.0**	**0.0**	**49.3**	**0.2**
Exchange traded electricity forwards						
up to 1 year	3,085.4	-93.3	2,053.8	-30.6	794.0	-83.5
1 year to 3 years	1,309.9	-9.9	696.8	7.1	858.1	-42.5
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**4,395.3**	**-103.2**	**2,750.6**	**-23.5**	**1,652.1**	**-126.0**
Exchange traded electricity options						
up to 1 year	64.9	-1.5	58.6	-1.1	101.5	-1.5
1 year to 3 years	132.6	-1.6	132.6	-1.6	6.2	-4.4
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**197.5**	**-3.1**	**191.2**	**-2.7**	**107.7**	**-5.9**
Coal forwards and swaps						
up to 1 year	1,541.6	26.8	844.5	1.5	269.2	3.4
1 year to 3 years	851.2	18.3	283.6	2.2	129.2	13.9
4 years to 5 years	112.0	1.1	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**2,504.8**	**46.2**	**1,128.1**	**3.7**	**398.4**	**17.3**
Oil derivatives						
up to 1 year	405.0	28.5	89.5	0.4	336.2	9.6
1 year to 3 years	266.0	28.1	-	-	91.8	4.3
4 years to 5 years	2.8	0.0	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**673.8**	**56.6**	**89.5**	**0.4**	**428.0**	**13.9**
Carryover	**17,708.2**	**-3.2**	**12,604.0**	**-32.1**	**12,742.9**	**-330.0**

Total Volume of Electricity, Gas, Coal, Oil and Emissions Related Financial Derivatives

€ in millions	December 31, 2004		thereof Trading December 31, 2004		December 31, 2003	
Remaining maturities	Nominal value	Fair value	Nominal value	Fair value	Nominal value	Fair value
Carryover	**17,708.2**	**-3.2**	**12,604.0**	**-32.1**	**12,742.9**	**-330.0**
Gas forwards						
up to 1 year	1,606.8	77.4	4.2	0.1	2,714.5	102.1
1 year to 3 years	1,117.9	131.7	7.0	0.0	832.8	71.3
4 years to 5 years	426.0	2.0	-	-	389.6	31.2
more than 5 years	-	-	-	-	453.4	58.9
Subtotal	**3,150.7**	**211.1**	**11.2**	**0.1**	**4,390.3**	**263.5**
Gas swaps						
up to 1 year	1,908.1	78.1	809.7	0.8	261.6	1.1
1 year to 3 years	1,513.9	143.6	364.2	5.9	28.1	2.3
4 years to 5 years	503.1	-7.0	-	-	-	-
more than 5 years	373.8	-24.2	-	-	-	-
Subtotal	**4,298.9**	**190.5**	**1,173.9**	**6.7**	**289.7**	**3.4**
Gas options						
up to 1 year	34.1	-7.6	-	-	419.3	-10.6
1 year to 3 years	24.5	-7.7	-	-	502.1	-4.7
4 years to 5 years	-	-	-	-	56.4	5.7
more than 5 years	-	-	-	-	-	-
Subtotal	**58.6**	**-15.3**	-	-	**977.8**	**-9.6**
Emissions related derivatives						
up to 1 year	28.8	-0.5	11.3	0.1	-	-
1 year to 3 years	5.9	-0.1	-	-	-	-
4 years to 5 years	-	-	-	-	-	-
more than 5 years	-	-	-	-	-	-
Subtotal	**34.7**	**-0.6**	**11.3**	**0.1**	-	-
Total	**25,251.1**	**382.5**	**13,800.4**	**-25.2**	**18,400.7**	**-72.7**

Energy trading derivatives with a nominal value of €25 million (2003: €105 million) and a negative fair value of €16 million (2003: €175 million) relate to operations at the U.S. Midwest market unit that are discontinued operations at the market unit level, but not at the Group level, and are reflected in the above table on a gross basis as of December 31, 2004. Prior-year figures have been adjusted to maintain comparability.

Counterparty Risk from the Use of Derivative Financial Instruments

The Company is exposed to credit (or repayment) risk and market risk through the use of derivative instruments. If the counterparty fails to fulfill its performance obligations under a derivative contract, the Company's counterparty risk will equal the positive market value of the derivative. When the fair value of a derivative contract is negative, the Company owes the counterparty and, therefore, assumes no repayment risk.

In order to minimize the credit risk in derivative instruments, the Company enters into transactions only with high-quality counterparties that include financial institutions, commodities exchanges, energy distributors and broker-dealers that satisfy the Company's internally-established minimum requirements for the creditworthiness of counterparties.

The credit-risk management policy that has been established throughout the Group entails the systematic monitoring of the creditworthiness of counterparties and a regular assessment of credit risk. The credit ratings of all counterparties to derivative instruments are reviewed using the Company's established credit approval criteria. The reporting units involved in electricity, gas, coal, oil and emissions-related derivatives also perform thorough credit checks on their counterparties and monitor creditworthiness on a regular basis. The Company receives and pledges collateral in connection with long-term interest and currency hedging derivatives in the banking sector. Furthermore, collateral is required when entering into transactions in commodity derivatives with counterparties of a low degree of creditworthiness. Derivative transactions are generally executed on the basis of standard agreements that allow for the netting of all outstanding transactions with individual contracting partners. Exchange-traded electricity forward and option contracts with a nominal value of €4,593 million as of December 31, 2004, bear no counterparty risk.

In summary, as of December 31, 2004, the Company's derivative financial instruments had the following credit structure and lifetime. The netting of outstanding transactions with positive and negative market values is not shown in the table below, even though the greater part of the transactions were completed on the basis of contracts that do allow netting. The counterparty risk is the sum of the positive fair values.

Rating of Counterparties

Standard & Poor's and/ or Moody's	December 31, 2004							
	Total		Up to 1 year		1 to 5 years		More than 5 years	
€ in millions	Nominal value	Counterparty risk	Nominal value	Counterparty risk	Nominal value	Counterparty risk	Nominal value	Counterparty risk
AAA and Aaa through AA- and Aa3	27,387.9	1,783.8	9,421.2	347.7	12,089.9	686.3	5,876.8	749.8
AA- and A1 or A+ and Aa3 through A- and A3	18,960.4	583.8	8,254.7	202.5	9,192.6	324.3	1,513.1	57.0
A- and Baa1 or BBB+ and A3 through BBB- or Baa3	2,707.0	142.8	1,414.1	74.1	973.8	42.5	319.1	26.2
BBB- and Ba1 or BB+ and Baa3 through BB- and Ba3	522.7	22.3	380.5	17.2	142.2	5.1	-	-
Other[1]	8,723.6	467.6	5,009.9	280.1	3,059.8	127.7	653.9	59.8
Total	**58,301.6**	**3,000.3**	**24,480.4**	**921.6**	**25,458.3**	**1,185.9**	**8,362.9**	**892.8**

[1]This position consists primarily of parties to contracts with respect to which E.ON has received collateral from counterparties with ratings of the above categories or with an equivalent internal rating.

(30) Non-Derivative Financial Instruments

The Company estimates the fair value of its non-derivative financial instruments using available market information and appropriate valuation methodologies. The interpretation of market data to generate estimates of fair value requires considerable judgement. Accordingly, the estimates are not necessarily indicative of the amounts the Company would realize for its non-derivative financial instruments under current market conditions.

The estimated book values and fair values of non-derivative financial instruments as of December 31, 2004 and 2003, are summarized in the following table:

Non-Derivative Financial Instruments

	December 31, 2004		December 31, 2003	
€ in millions	Book value	Fair value	Book value	Fair value
Assets				
Loans	1,438	1,477	1,785	1,787
Securities	8,617	8,617	7,969	7,969
Financial receivables and other financial assets	2,124	2,124	2,192	2,192
Liquid funds	4,233	4,233	3,807	3,807
Total	**16,412**	**16,451**	**15,753**	**15,755**
Liabilities				
Financial liabilities	20,301	21,168	21,787	22,498

The Company used the following methods and assumptions to estimate the fair value of each class of financial instruments whose value it is practicable to estimate:

The carrying amounts of cash and cash equivalents are reasonable estimates of their fair values. The Company calculates the fair value of loans and other financial instruments by discounting the future cash flows by the current interest rate for comparable instruments. The fair values of funds and marketable securities are based on their quoted market prices or on other appropriate valuation techniques.

Fair values for financial liabilities are estimated by discounting expected cash flows for payments on principal and interest payments, using market interest rates currently available for debt with similar terms and remaining maturities. The carrying amount of commercial paper and borrowings under revolving short-term credit facilities is assumed to approximate fair value due to the short maturities of these instruments.

The Company believes that the overall credit risk related to its non-derivative financial instruments is insignificant. The counterparties with whom agreements on non-derivative financial instruments are entered into are also subjected to regular credit checks as part of the Group's credit risk management policy. There is also regular reporting on counterparty risks in the E.ON Group.

(31) Transactions with Related Parties

E.ON exchanges goods and services with a large number of companies as part of its continuing operations. Some of these companies are related companies accounted for under the equity method or reported at cost. Transactions with related parties are summarized as follows:

Related-Party Transactions

€ in millions	2004	2003
Income	4,846	4,736
Expenses	2,530	2,402
Receivables	1,686	1,999
Liabilities	1,973	2,353

Income from transactions with related companies is generated mainly through the delivery of gas and electricity to distributors and municipal entities, especially municipal utilities. The relationships with these entities do not generally differ from those that exist with municipal entities in which E.ON does not have an interest.

Expenses from transactions with related companies are generated mainly through the procurement of gas, coal and electricity.

Accounts receivable from related companies consist mainly of trade receivables and of a subordinated loan to ONE in the amount of €469 million (2003: €474 million). Interest income recognized on this loan amounted to €14 million in 2004 (2003: €16 million). In addition to the amounts lent, E.ON in 2003 issued a guarantee to a bank consortium to provide additional financial support in the event that ONE is or may become unable to comply with specified debt covenants. The total maximum obligation of E.ON under this agreement as of December 31, 2003 was €194 million. Because of a refinancing measure at ONE in October 2004, E.ON has ceased to be liable for obligations under this guarantee as of December 31, 2004.

Liabilities of E.ON payable to related companies consist mainly of trade payables related to operators of jointly-owned nuclear power plants, and amount to €1,513 million (2003: €1,595 million). These payables consist mainly of loans with annual interest rates of between 1 and 1.95 percent (2003: between 1 and 1.95 percent) and have no fixed maturity. The Company purchases electricity from these power plants under a cost-plus-fee agreement. The settlement of such liabilities mainly occurs through clearing accounts.

(32) Segment Information

Effective January 1, 2004, the organization of the E.ON Group is based on target markets. The reportable segments are presented in line with the Company's new internal organizational and reporting structure. E.ON's business is subdivided into Energy and Other Activities. The core energy business includes the market units Central Europe, Pan-European Gas, U.K., Nordic and U.S. Midwest, as well as the Corporate Center. Viterra and Degussa are reported under Other Activities. In order to provide for better comparability, the Company has restated its prior-year segment presentation in accordance with SFAS 131 to bring it into conformity with the new market unit structure in effect as of 2004, without affecting the consolidated figures for the Group.

Reportable Segments in 2004

- The Central Europe market unit, led by E.ON Energie AG, Munich, Germany, focuses on E.ON's integrated electricity business and the downstream gas business in central Europe.
- Pan-European Gas is responsible for the upstream and midstream gas business. Additionally, this market unit holds a number of minority shareholdings in the downstream gas business. The lead company of this market unit is E.ON Ruhrgas AG, Essen, Germany.
- The U.K. market unit encompasses the integrated energy business in the United Kingdom. This market unit is led by E.ON UK plc., Coventry, U.K.
- The Nordic market unit, which is led by E.ON Nordic AB, Malmö, Sweden, focuses on the integrated energy business in Northern Europe.
- The U.S. Midwest market unit, led by LG&E Energy LLC, Louisville, Kentucky, U.S., is primarily active in the regulated energy market in the U.S. state of Kentucky.
- The Corporate Center contains the interests managed directly by E.ON AG, E.ON AG itself, and consolidation effects at the Group level.

Beginning in 2004, adjusted EBIT has taken the place of internal operating profit as the key figure at E.ON for purposes of internal management control and as an indicator of a business's long-term earnings power. Adjusted EBIT is derived from income/loss before interest and taxes and adjusted to exclude certain special items. The adjustments include book gains and losses on disposals, restructuring expenses, and other non-operating income and expenses.

Due to the adjustments accounted for under non-operating earnings, the key figures by segment may differ from the corresponding U.S. GAAP figures reported in the Consolidated Financial Statements. Below is the reconciliation of adjusted EBIT to income/loss from continuing operations before income taxes and minority interests as shown in the Consolidated Financial Statements:

Segment Information by Division

	Central Europe		Pan-European Gas		U.K.		Nordic	
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003
External sales	20,540	18,983	13,859	12,573	8,480	7,915	3,281	2,776
Intersegment sales	212	270	567	400	10	8	66	48
Total sales	**20,752**	**19,253**	**14,426**	**12,973**	**8,490**	**7,923**	**3,347**	**2,824**
Depreciation and amortization	-1,121	-1,447	-378	-429	-575	-426	-420	-386
Impairments[1]	-185	-45	-94	-4	-	-	-	-1
Adjusted EBIT	**3,602**	**2,979**	**1,428**	**1,463**	**1,017**	**610**	**701**	**546**
thereof: earnings from companies accounted for at equity[2]	143	290	419	406	43	36	10	21
Investments	**2,527**	**2,126**	**660**	**667**	**503**	**388**	**740**	**1,265**
Intangible assets and property, plant and equipment	1,388	1,255	145	214	511	322	350	369
Financial assets	1,139	871	515	453	-8	66	390	896
Total assets	**55,537**	**54,808**	**22,720**	**22,928**	**14,986**	**12,610**	**11,289**	**10,662**

[1] In 2004 and 2003, the impairment charges included in adjusted EBIT deviated from the values reported in accordance with U.S. GAAP. In 2004, the deviation was due to impairment charges on real property and on a municipal utility investment at the Central Europe market unit, as well as to an impairment charge recorded for an Asian power plant investment at the U.K. market unit, all of which are included in non-operating earnings. In 2003, the deviation was due to the impairment charge on an Asian power plant investment at the U.K. market unit, which was also included in non-operating earnings.

[2] In 2004 and 2003, earnings contributing to adjusted EBIT from companies accounted for at equity deviated from earnings from companies accounted for at equity in accordance with U.S. GAAP. In 2004, this deviation was the result of the impairment charge on a municipal utility investment at the Central Europe market unit and of the impairment charge on an Asian power plant investment at the U.K. market unit, all of which are included in non-operating earnings. In 2003, the deviation was due to the reclassification of at equity earnings from RAG in other non-operating earnings and to the impairment charge on the U.K. market unit's Asian power plant investment, which was recorded in other non-operating earnings.

Net Income		
€ in millions	2004	2003
Adjusted EBIT	**7,361**	**6,228**
Adjusted interest income (net)	-1,140	-1,663
Net book gains	589	1,257
Cost-management and restructuring expenses	-108	-479
Other non-operating earnings	97	195
Income/Loss from continuing operations before income taxes and minority interests	**6,799**	**5,538**
Income taxes	-1,947	-1,124
Minority interests	-504	-464
Income/Loss from continuing operations	**4,348**	**3,950**
Income/Loss from discontinued operations, net	-9	1,137
Cumulative effect of changes in accounting principles, net	-	-440
Net income	**4,339**	**4,647**

Net book gains in 2004 resulted from the sale of E.ON's interests in EWE and VNG (totaling €317 million), the sale of securities (€221 million) and the sale of additional shares in Degussa (€51 million). In 2003, book gains consisted largely of gains from the sale of shares in Bouygues Telecom (€840 million), the sale of shares in Degussa (€168 million), and from the sale of securities held by the Central Europe market unit (€165 million). In addition, €160 million in book gains were realized from the sale of interests at the Central Europe and U.K. market units. These gains were primarily offset by a book loss of €76 million on the disposal of a stake in HypoVereinsbank held by the Central Europe market unit.

Cost-management and restructuring expenses were recorded mainly at the U.K. market unit (€63 million), primarily as a result of the integration of Midlands Electricity, and at the Central Europe market unit (€37 million), primarily at the two regional utilities E.ON Hanse and E.ON Westfalen Weser. In 2003, restructuring expenses were recorded at the Central Europe market unit (€358 million) and included, among others, expenses relating to the creation of the regional utilities E.ON Hanse and E.ON Westfalen Weser and to further early-retirement regulations, and at the U.K. market unit (€121 million), relating to the integration of TXU operations.

Other non-operating earnings in 2004 primarily reflected unrealized income from the required marking to market of energy derivatives, which particularly resulted from hedging activities of the U.K. market unit. In 2004, the marking to market of derivatives resulted in a gain of approximately €290 million. This gain was offset by impairment charges on real estate and short-term securities at the Central Europe market unit and by certain charges on investments at the Central Europe and U.K. market units, among others. In 2003, other non-operating earnings primarily reflected the positive effects from the required marking to market of derivatives (€494 million). This was offset by the impairment charge taken by Degussa with its Fine Chemicals division, which reduced E.ON's other non-operating earnings by €187 million.

Transactions within the E.ON Group were generally effected at market prices.

U.S. Midwest		Corporate Center		Core energy business		Other activities		E.ON Group	
2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
1,913	1,971	52	141	48,125	44,359	978	2,068	49,103	46,427
-	-	-865	-737	-10	-11	10	11	-	-
1,913	**1,971**	**-813**	**-596**	**48,115**	**44,348**	**988**	**2,079**	**49,103**	**46,427**
-195	-200	-23	-20	-2,712	-2,908	-139	-209	-2,851	-3,117
-	-	-18	-26	-297	-76	-11	-37	-308	-113
349	**317**	**-314**	**-319**	**6,783**	**5,596**	**578**	**632**	**7,361**	**6,228**
17	17	-42	33	590	803	107	105	697	908
277	**443**	**434**	**4,147**	**5,141**	**9,036**	**144**	**160**	**5,285**	**9,196**
277	443	11	-53	2,682	2,550	30	110	2,712	2,660
-	-	423	4,200	2,459	6,486	114	50	2,573	6,536
7,643	**8,367**	**-3,672**	**-3,656**	**108,503**	**105,719**	**5,559**	**6,131**	**114,062**	**111,850**

Furthermore, for purposes of internal analysis, interest income is adjusted using economic criteria. In particular, the interest portion of additions to provisions for pensions resulting from personnel expenses is allocated to interest income. The interest portions of the increases in other long-term provisions are similarly allocated to interest income to the extent that, in accordance with U.S. GAAP, they are reported on different lines of the Consolidated Statements of Income. The substantial decrease in the interest portion in the allocation of long-term provisions results primarily from the amendment to Germany's Ordinance on Advance Payments for the Establishment of Federal Facilities for Safe Custody and Final Storage for Radioactive Wastes ("Endlager-Vorausleistungsverordnung"). This resulted in a one-time increase in adjusted interest income of approximately €270 million.

In 2004 and 2003, non-operating interest income (net) primarily reflects tax-related interest.

Interest Income

€ in millions	2004	2003
Net interest expense	**-657**	**-637**
(-) Net interest expense relating to liabilities of affiliated and associated companies as well as other share investments	28	36
(-) Accretion expense related to the adoption of SFAS 143	499	486
(+) Income from long-term loans	43	52
Interest and simliar expenses (net) as shown in Note 7	**-1,141**	**-1,107**
(+) Non-operating interest income (net)[1]	138	-62
(-) Interest portion of long-term provisions	137	494
Adjusted interest income (net)	**-1,140**	**-1,663**

[1]This figure is calculated by adding interest expenses and subtracting interest income.

Geographic Segmentation

The following table details external sales (by location of customers and by location of company) and property, plant and equipment information by geographic area:

Geographic Segment Information

	Germany		Europe (Eurozone excluding Germany)		Europe (other)		United States		Other		Total	
€ in millions	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003	2004	2003
External sales												
by location of customer	29,775	28,281	2,354	2,404	14,303	12,554	2,322	2,619	349	569	49,103	46,427
by location of company	31,388	29,832	1,656	1,697	13,608	11,936	2,293	2,689	158	273	49,103	46,427
Property, plant and equipment	23,171	23,418	1,283	1,331	15,327	13,898	3,693	4,044	89	106	43,563	42,797

Information on Major Customers and Suppliers

E.ON's customer structure in 2004 and 2003 did not result in any major concentration in any given geographical region or business area. Due to the large number of customers the Company serves and the variety of its business activities, there are no individual customers whose business volume is material compared with the Company's total business volume.

E.ON procures the majority of its gas inventory from Russia and Norway.

(33) Compensation of Supervisory Board and Board of Management

Supervisory Board

Provided that E.ON's shareholders approve the proposed dividend at the Annual Shareholders' Meeting on April 27, 2005, total remuneration to members of the Supervisory Board will be €3.3 million (2003: €3.1 million).

The members of the Supervisory Board of E.ON AG received the following total remuneration:

Compensation of the Supervisory Board 2004

in €	Fixed compensation	Variable compensation	Supervisory Board compensation from affiliated companies	Total
Ulrich Hartmann	30,000	323,925	-	353,925
Hubertus Schmoldt	20,000	215,950	-	235,950
Günter Adam	10,000	107,975	-	117,975
Dr. Karl-Hermann Baumann	20,000	215,950	-	235,950
Ralf Blauth	15,000	161,963	-	176,963
Dr. Rolf-E. Breuer	10,000	107,975	-	117,975
Dr. Gerhard Cromme	15,000	161,963	-	176,963
Wolf Rüdiger Hinrichsen	15,000	161,963	-	176,963
Ulrich Hocker	10,000	107,975	-	117,975
Eva Kirchhof	10,000	107,975	-	117,975
Seppel Kraus	10,000	107,975	-	117,975
Prof. Dr. Ulrich Lehner	10,000	107,975	-	117,975
Dr. Klaus Liesen	10,000	107,975	-	117,975
Peter Obramski	10,000	107,975	-	117,975
Ulrich Otte	10,000	107,975	66,700	184,675
Klaus-Dieter Raschke	15,000	161,963	44,778	221,741
Dr. Henning Schulte-Noelle	15,000	161,963	-	176,963
Prof. Dr. Wilhelm Simson	10,000	107,975	-	117,975
Gerhard Skupke	10,000	107,975	14,250	132,225
Dr. Georg Freiherr von Waldenfels	10,000	107,975	-	117,975
Subtotal	**265,000**	**2,861,340**	**125,728**	**3,252,068**
Attendance fees and meeting-related reimbursements				97,838
Total				**3,349,906**

There were no loans to members of the Supervisory Board in 2004.

The Supervisory Board's compensation structure is presented in the Corporate Governance report on page 170.

For additional information about the members of the Supervisory Board, see pages 13 and 166–167.

Board of Management

Dr. Johannes Teyssen joined the Board of Management effective January 1, 2004.

Total remuneration to members of the Board of Management in 2004 was €13.8 million (2003: €17.4 million).

The members of the Board of Management received the following total remuneration:

Compensation of the Board of Management 2004

	Fixed annual compensation in €	Annual bonus in €	Exercise gains on SARs in €	Total in €	Number of SARs granted
Dr. Wulf H. Bernotat	1,025,000	2,100,000	-	3,125,000	95,339
Dr. Burckhard Bergmann	650,000	1,400,000	-	2,050,000	63,559
Dr. Hans Michael Gaul	650,000	1,400,000	109,935	2,159,935	63,559
Dr. Manfred Krüper	650,000	1,400,000	-	2,050,000	63,559
Dr. Erhard Schipporeit	650,000	1,400,000	107,800	2,157,800	63,559
Dr. Johannes Teyssen	530,000	1,100,000	100,200	1,730,200	52,966
Subtotal	**4,155,000**	**8,800,000**	**317,935**	**13,272,935**	**402,541**
Other compensation				503,962	
Total				**13,776,897**	

Other compensation, in the amount of €0.5 million, relates to benefits in kind, compensation for duties performed at affiliated companies and the amount relating to the difference between the provisions for 2003 annual bonus compensation shown in the 2003 annual report and the actual amount paid out on the basis of the subsequent final determination made by the executive committee of the Supervisory Board.

As long-term incentive compensation, members of the Board of Management received a total of 402,541 SARs in early 2004 (2003: 461,511). These SARs were part of the sixth tranche of the SAR plan described in Note 10. The hypothetical intrinsic exercise values per SAR as of December 31, 2004 are shown on page 118.

Total payments to retired members of the Board of Management and their beneficiaries were €6.1 million (2003: €5.4 million). Of these, €0.8 million (2003: €0.0 million) resulted from the exercise of stock appreciation rights. Provisions of €83.5 million (2003: €83.6 million) have been provided for the pension obligations to retired members of the Board of Management and their beneficiaries.

There were no loans to members of the Board of Management in the 2004 fiscal year.

The Board of Management's compensation structure is presented in the Corporate Governance report on pages 169–170.

Additional information regarding members of the Board of Management is provided on pages 8–9 and 168.

(34) Subsequent Events

On January 8 and 9, 2005, a severe storm caused substantial damage to the electric distribution network in parts of southern Sweden. Almost 250,000 Sydkraft customers were without electricity on the morning of January 9, 2005. In some cases it took several weeks to restore service. The financial impact of repairs and compensation payments to customers is currently estimated at €164 million. Since they are non-operating in nature, these costs will not affect adjusted EBIT.

On January 17, 2005, Fortum Power and Heat Oy ("Fortum"), Espoo, Finland, exercised a call option to acquire E.ON Nordic's interest in E.ON Finland. E.ON Nordic owns 65.6 percent of E.ON Finland; this interest in what was Espoon Sähkö (now E.ON Finland) was acquired by E.ON Nordic from the City of Espoo, Finland ("Espoo"), among others. At the time of the acquisition, Espoo, which continues to hold a 34.2 percent interest in E.ON Finland, and E.ON Nordic concluded a shareholders' agreement. This agreement contains legal restrictions on the transfer of shares by either of the two parties. In April 2002, E.ON Energie acquired from Fortum an interest in the German utility Elektrizitätswerke Wesertal. In connection with that acquisition, Fortum was granted the call option on E.ON Nordic's shares in E.ON Finland; the option was made subject to the fulfillment of certain legal conditions originating from the provisions of the shareholders' agreement. Fortum was aware of the content of the shareholders' agreement with Espoo when the option contract was concluded. The shareholders' agreement was modified thereafter, from time to time, but still contains restrictions on share transfers. In response to Fortum exercising its option, E.ON Nordic replied that, in view of the position held by Espoo on the basis of the shareholders' agreement, E.ON Nordic is not in a position to deliver the E.ON Finland shares. On February 3, 2005, Fortum filed a Request for Arbitration with the International Chamber of Commerce.

E.ON UK, the U.K. market unit's lead company, announced on January 25, 2005, that E.ON AG has enabled a payment of GBP 420 million to be made into its main pension plan in 2005. Payments will be made into the E.ON Holding Group of the Electricity Supply Pension Scheme (ESPS) to facilitate the merger of the four previously autonomous sections covering Powergen, East Midlands Electricity, Midlands Electricity and TXU. The payment will cover a significant portion of the actuarial deficit and improve the pension plan's financing across all four sections.

Düsseldorf, February 15, 2005

The Board of Management



Bernotat



Bergmann



Gaul



Krüper



Schipporeit



Teyssen





For Lars Molde, Sweden's natural history tells a lot about what it takes to flourish in a highly competitive environment. Head of Marketing at Sydkraft, he and his team combine local expertise with the broader reach of a large organization.

"Graninge's merger into Sydkraft made business sense and has enlarged the E.ON Group's market position in Scandinavia. Integration offers many advantages to our customers. We're now able to combine the best parts of our product and service portfolios. Sydkraft's sales operations have benefited substantially from the synergies created by adding Graninge's marketing and sales experience. Together, we're able to get even closer to our customers. For me and my staff, the merger has brought with it exciting new projects that will enable us to maximize the benefits of integration."

Other Directorships Held by Members of E.ON AG's Supervisory Board

Ulrich Hartmann
Chairman of the Supervisiory Board,
E.ON AG
- Deutsche Bank AG
- Deutsche Lufthansa AG
- Hochtief AG
- IKB Deutsche Industriebank AG (Chairman)
- Münchener Rückversicherungs-Gesellschaft AG
- Arcelor
- Henkel KGaA

Hubertus Schmoldt
Chairman of the Board of Management,
Industriegewerkschaft Bergbau,
Chemie, Energie
Deputy Chairman
- Bayer AG
- BHW AG
- DOW Olefinverbund GmbH
- Deutsche BP AG
- RAG Aktiengesellschaft

Günter Adam
Chairman of the Central Works Council,
Degussa AG
- Degussa AG

Dr. Karl-Hermann Baumann
(Until Jan. 27, 2005) Chairman of the
Supervisory Board, Siemens AG
- Deutsche Bank AG
- Linde AG
- Schering AG
- Siemens AG (Chairman)
- ThyssenKrupp AG (until Jan. 21, 2005)

Ralf Blauth
Chairman of the Combined Works
Council, Degussa AG
- Degussa AG
- RAG Aktiengesellschaft

Dr. Rolf-E. Breuer
Chairman of the Supervisory Board,
Deutsche Bank AG
- Bertelsmann AG
- Deutsche Bank AG (Chairman)
- Deutsche Börse AG (Chairman)
- Compagnie de Saint-Gobain S.A.
- Kreditanstalt für Wiederaufbau
- Landwirtschaftliche Rentenbank

Dr. Gerhard Cromme
Chairman of the Supervisory Board,
ThyssenKrupp AG
- Allianz AG
- Axel Springer AG
- Deutsche Lufthansa AG
- E.ON Ruhrgas AG
- Hochtief AG
- Siemens AG
- ThyssenKrupp AG (Chairman)
- Volkswagen AG
- Suez S.A.
- BNP Paribas S.A.

Ulrich Hocker
General Manager,
German Investor Protection Association
- Feri Finance AG
- Gildemeister AG
- KarstadtQuelle AG
- ThyssenKrupp Steel AG
- Gartmore Capital Strategy Fonds
- Phoenix Mecano AG (President of the Administrative Board)

Eva Kirchhof
Diploma Physicist
- Viterra Wohnungsgesellschaft III mbH

Seppel Kraus
Labor Union Secretary
- Wacker-Chemie GmbH
- UPM-Kymmene Beteiligungs GmbH

Prof. Dr. Ulrich Lehner
President and Chief Executive Officer,
Henkel KGaA
- HSBC Trinkaus & Burkhardt KGaA
- Ecolab Inc.
- Novartis AG
- Dial Corporation[1]
- Henkel of America[1]
- Henkel Corporation[1]

Information as of December 31, 2004.
- Directorships/supervisory board memberships within the meaning of Article 100, Paragraph 2, of the German Stock Corporation Act (AktG).
- Directorships/memberships in comparable domestic and foreign supervisory bodies of commercial enterprises.

[1]Exempted directorship.

Dr. Klaus Liesen
Honorary Chairman of the Supervisory Board, E.ON Ruhrgas AG
- TUI AG
- Volkswagen AG
- Otto Wolff Industrieberatung und Beteiligungen GmbH

Peter Obramski
Labor Union Secretary
- E.ON Energie AG
- E.ON Engineering GmbH
- E.ON Kraftwerke GmbH
- RAG Bahn und Hafen GmbH

Ulrich Otte
Chairman of the Central Works Council, E.ON Energie AG
- E.ON Energie AG
- E.ON Kraftwerke GmbH

Klaus-Dieter Raschke
Chairman of the Combined Works Council, E.ON Energie AG
- E.ON Energie AG
- E.ON Kernkraft GmbH

Dr. Henning Schulte-Noelle
Chairman of the Supervisory Board, Allianz AG
- Allianz AG (Chairman)
- Siemens AG
- ThyssenKrupp AG

Prof. Dr. Wilhelm Simson
- Bayerische Hypo- und Vereinsbank AG
- Frankfurter Allgemeine Zeitung GmbH
- Merck KGaA
- Freudenberg & Co.
- Jungbunzlauer Holding AG

Gerhard Skupke
Chairman of the Central Works Council, E.DIS AG
- E.DIS Aktiengesellschaft

Dr. Georg Freiherr von Waldenfels
Former Minister of State, Attorney
- Deutscher Tennis Bund Holding GmbH (Chairman)
- Georgsmarienhütte Holding GmbH
- GI Ventures AG

Other Directorships Held by Members of E.ON AG's Board of Management

Dr. Wulf H. Bernotat
Chairman of the Board of Management and CEO
- E.ON Energie AG[1] (Chairman)
- E.ON Ruhrgas AG[1] (Chairman)
- Allianz AG
- Metro AG
- RAG Aktiengesellschaft (Chairman)
- E.ON Nordic AB[2] (Chairman)
- E.ON UK plc[2] (Chairman)
- E.ON US Investments Corp.[2] (Chairman)
- Sydkraft AB[2] (Chairman)

Dr. Burckhard Bergmann
Member of the Board of Management
Upstream Business, Market Management, Group Regulatory Management
- E.ON Ruhrgas International AG[1] (Chairman)
- Thüga AG[1] (Chairman)
- Allianz Lebensversicherungs-AG
- MAN Ferrostaal AG
- Jaeger Akustik GmbH & Co. (Chairman)
- Mitteleuropäische Gasleitungsgesellschaft mbH (MEGAL)[2] (Chairman)
- OAO Gazprom
- E.ON Ruhrgas E&P GmbH[2] (Chairman)
- E.ON Ruhrgas Transport Management GmbH[2]
- E.ON UK plc[2]
- Ruhrgas Industries GmbH[2] (Chairman)
- Trans Europe Naturgas Pipeline GmbH (TENP)[2] (Chairman)
- ZAO Gerosgaz[2] (Chairman; chairmanship rotates with representative of foreign partner company)

Dr. Hans Michael Gaul
Member of the Board of Management
Controlling/Corporate Planning, M&A, Legal Affairs
- Degussa AG[1]
- E.ON Energie AG[1]
- E.ON Ruhrgas AG[1]
- Viterra AG[1] (Chairman)
- Allianz Versicherungs-AG
- DKV AG
- RAG Aktiengesellschaft
- Steag AG
- Volkswagen AG
- E.ON Nordic AB[2]
- Sydkraft AB[2]

Dr. Manfred Krüper
Member of the Board of Management
Human Resources, Infrastructure and Services, Procurement, Organization
- Degussa AG
- E.ON Energie AG[1]
- Viterra AG[1]
- equitrust Aktiengesellschaft (Chairman)
- RAG Aktiengesellschaft
- RAG Immobilien AG
- Victoria Versicherung AG
- Victoria Lebensversicherung AG
- E.ON North America, Inc.[2] (Chairman)
- E.ON US Investments Corp.[2]

Dr. Erhard Schipporeit
Member of the Board of Management
Finance, Accounting, Taxes, IT
- Degussa AG[1]
- E.ON Ruhrgas AG[1]
- Commerzbank AG
- Talanx AG
- E.ON Audit Services GmbH[2] (Chairman)
- E.ON Risk Consulting GmbH[2] (Chairman)
- E.ON UK plc[2]
- E.ON US Investments Corp.[2]
- HDI V. a. G.

Dr. Johannes Teyssen
Member of the Board of Management
Downstream Business, Market Management, Group Regulatory Management
- Avacon AG[1] (Chairman)
- E.ON Bayern AG[1] (Chairman)
- E.ON Hanse AG[1] (Chairman)
- E.ON Sales & Trading GmbH[1]
- Thüga AG[1]
- E.ON Nordic AB[2]
- Sydkraft AB[2]

Information as of December 31, 2004.
- Directorships/supervisory board memberships within the meaning of Article 100, Paragraph 2, of the German Stock Corporation Act (AktG).
- Directorships/memberships in comparable domestic and foreign supervisory bodies of commercial enterprises.

[1]Exempted E.ON Group directorship.
[2]Other E.ON Group directorship.

Joint Report on Corporate Governance Prepared by the Board of Management and the Supervisory Board of E.ON AG

E.ON views corporate governance as an important component of its responsible and value-oriented management approach. We welcome the creation of uniform standards, both on the national and international level.

Corporate Governance in Germany

On December 16, 2004, the Board of Management and the Supervisory Board jointly issued E.ON's Declaration of Compliance pursuant to Article 161 of the German Stock Corporation Act. The Declaration states that in the future E.ON will comply with all but one of the recommendations of the German Corporate Governance Code ("the Code") dated May 21, 2003.

The Board of Management and Supervisory Board resolved to disclose, for the first time, in the Notes to the Consolidated Financial Statements of the 2004 Annual Report (pages 161-162), the compensation of each individual member of the Board of Management and Supervisory Board.

The only exception concerns the Code's recommendation that the D&O liability insurance of members of the Board of Management and Supervisory Board should include an appropriate deductible. The D&O liability insurance for the members of the E.ON AG Board of Management and Supervisory Board does not include a deductible. We continue to believe that imposing deductibles is not an appropriate way to improve board members' sense of responsibility. We follow all of the Code's other recommendation and most of its suggestions.

The full text of the Declaration is printed on page 174 of this report. It is also available at www.eon.com.

United States Securities Laws

As a company whose ADRs are listed on the New York Stock Exchange ("NYSE"), E.ON is subject to certain U.S. federal securities laws as well as the jurisdiction of the U.S. securities regulator, the Securities and Exchange Commission ("SEC") and the regulations of the NYSE. The Sarbanes-Oxley Act, enacted in July 2002 in response to cases of accounting fraud, represents an important contribution towards strengthening corporate governance and regaining investors' confidence. We support the goals and principles of the Sarbanes-Oxley Act and comply with the requirements it makes of us, despite the considerable costs of compliance.

Overview of Board of Management and Supervisory Board Compensation

Compensation of the Board of Management

Currently, the compensation of the Board of Management has the following three components:

- fixed annual compensation;
- an annual bonus, the amount of which is based on the achievement of company-based and personal performance targets; and
- stock appreciation rights ("SARs").

Fixed compensation is paid on a monthly basis and reviewed on a regular basis to determine whether it conforms with industry practice and is fair and reasonable.

The target amount of the annual bonus is set during an annual review process. Eighty percent of the target bonus consists of company-based performance targets and 20 percent consists of personal performance targets. Effective January 2005 this ratio has been changed to 70 percent company-based performance targets and 30 percent personal performance targets. The company-based performance targets reflect, in equal shares, operating performance (as measured by adjusted EBIT) and return-on-capital-employed performance (as measured by ROCE). Individual targets relate to members' areas of responsibility, functions, and projects. If a Board of Management member meets 100 percent of his or her performance targets, the member receives the contractually stipulated target bonus. The maximum possible bonus is 200 percent of the target bonus.

The fixed annual compensation and the annual bonus also compensate Board of Management members for services for E.ON Group companies.

In addition, E.ON AG has conducted a SAR program since 1999. The program is designed to compensate Board of Management members and other key executives for their contributions to increasing shareholder value as well as to promote E.ON's long-term corporate growth. This variable compensation program, which combines incentives for long-term growth with a risk component, serves to align the interests of management and stockholders. In addition, from 2004 SARs granted under this program have a cap to limit the effect of extraordinary, unanticipated market movements. The E.ON Annual Report contains information about the development of the E.ON SAR program.

In accordance with the Code's recommendations, the compensation of members of the Board of Management thus has both fixed and variable components, including the compensation they receive for services for other E.ON Group companies. The amount of compensation paid to a Board of Management member is based on a number of criteria, in particular his or her areas of responsibility, his or her personal performance and the performance of the Board of Management as a whole, as well as the Company's financial condition, profitability, and outlook compared with its peers. The SAR program and the bonus system have a risk component and consequently are not guaranteed compensation. The SAR program contains demanding performance targets and relevant comparative parameters. Under the terms of the SAR program, these performance targets and comparative parameters are not subject to subsequent alteration.

The Supervisory Board's Executive Committee is responsible for preparing personnel and compensation decisions. The Supervisory Board's most recent discussions on the Board of Management's compensation package were held at the Supervisory Board meeting on December 16, 2004.

Compensation of the Supervisory Board

Pursuant to E.ON AG's Articles of Association, members of the Supervisory Board receive an annual fixed fee of €10,000 and are reimbursed each fiscal year for their meeting-related expenses, including reimbursement for the value added tax on their remuneration. Members of the Supervisory Board also receive an annual variable fee of €1,250 for each percentage point by which the dividend paid to shareholders exceeds 4 percent of the Company's capital stock. The Chairperson of the Supervisory Board receives three times the above-mentioned fees, the Deputy Chairperson and every chairperson of a Supervisory Board committee receive double the above-mentioned fees, and each member of a Supervisory Board committee receives one-and-a-half times the above-mentioned fees. In addition, members of the Supervisory Board receive an attendance fee of €1,000 per day for meetings of the Supervisory Board or one of its committees. Members of the Supervisory Board who serve less than the entire financial year due to a change in the board's composition receive the above-mentioned fees on a proportionate basis.

Management and Oversight Structure

Supervisory Board *(Aufsichtsrat)*

The Supervisory Board has 20 members and, in accordance with the German Codetermination Act *(Mitbestimmungsgesetz)*, is composed of an equal number of shareholder and employee representatives. The shareholder representatives are elected by the shareholders at the Annual Shareholders Meeting, and the employee representatives are elected by the employees. In the event of a tie vote on the Supervisory Board, another vote is held and the chairperson then casts the tie-breaking vote. As a general rule, members of the Supervisory Board of E.ON AG should not be older than 70.

In order to ensure that the Supervisory Board's advice and oversight functions are conducted on an independent basis, no more than two former members of the Board of Management may be members of the Supervisory Board. Supervisory Board members may also not hold a corporate office or perform any advisory services for key competitors of the Company. Supervisory Board members are required to disclose any information concerning conflicts of interest to the full Supervisory Board, particularly if the conflict arises from their advising or holding a corporate office with one of E.ON's customers, suppliers, creditors, or other business partners. The Supervisory Board is required to report any conflicts of interest to the Annual Shareholders Meeting and to describe how the conflicts have been handled. Any material conflict of interest of a non-temporary nature should result in the termination of the member's appointment to the Supervisory Board. No conflicts of interest involving any members of the Supervisory Board were reported during 2004. In addition, any consulting or other service agreements between the Company and a member of the Supervisory Board require the prior consent of the full Supervisory Board. No such agreements existed during 2004.

The Supervisory Board oversees the management of the Company and advises the Board of Management. It appoints and removes the members of the Board of Management and is responsible for concluding, changing, and terminating employment contracts of the members of the Board of Management. Together with the Board of Management, the Supervisory Board ensures that the Company has a long-term succession plan in place. Transactions or measures taken by the Board of Management that materially affect the Company's assets, finances, or earnings require the Supervisory Board's prior approval. The policies and procedures of E.ON AG's Supervisory Board include a list of transactions and measures that require prior Supervisory Board approval. The list is not exhaustive.

The Supervisory Board has formed the following committees from among its members:

The committee that is required by Article 27, Paragraph 3 of the Codetermination Act consists of two shareholder representative members and two employee representative members. This committee is responsible for recommending to the Supervisory Board potential candidates for the Board of Management if the first vote does not yield the necessary two-thirds majority of votes of Supervisory Board members.

The Executive Committee consists of the four members of the above-named committee. It prepares meetings of the Supervisory Board and advises the Board of Management on matters of general policy relating to the strategic development of the Company. In urgent cases (i.e., if waiting for the prior approval of the Supervisory Board would materially prejudice the Company), the Executive Committee decides on business transactions requiring prior approval by the Supervisory Board.

In particular, the Executive Committee prepares the Supervisory Board's personnel decisions and is responsible for the conclusion, alteration, and termination of the employment contracts of the members of the Board of Management. The Executive Committee also deals with issues of corporate governance and reports to the Supervisory Board at least once a year on the status and effectiveness of, and possible ways of improving, the Company's corporate governance and on new requirements and developments in this area.

The Audit Committee consists of four members who have special knowledge in the field of accounting or business administration. The Sarbanes-Oxley Act requires that each of the members of the Audit Committee be independent of the Company. The Sarbanes-Oxley Act also requires that at least one of the Audit Committee's members be a financial expert with extensive experience in accounting and auditing matters, including the application of U.S. GAAP. Currently, the Audit Committee's financial experts are Ulrich Hartmann and Dr. Karl-Hermann Baumann.

The Audit Committee deals in particular with issues relating to the Company's accounting policies and risk management, issues regarding the independence of the Company's external auditors, the establishment of auditing priorities, and agreements on auditors' fees. The Audit Committee also prepares the Supervisory Board's decision on the approval of the Financial Statements of E.ON AG and the acceptance of the Consolidated Financial statements. It also inspects the Company's Annual Report on Form 20-F and its quarterly Interim Reports and discusses the review of the Interim Reports with the external auditors.

The Finance and Investment Committee consists of four members. It advises the Board of Management on all issues of Group financing and investment planning. It decides on behalf of the Supervisory Board on the approval of the acquisition and disposition of companies, company participations, and parts of companies, as well as on finance activities whose value exceeds 1 percent of the equity listed in the Group's latest balance sheet. If the value of any such transactions or activities exceeds 2.5 percent of the equity listed in the Group's latest balance sheet, the Finance and Investment Committee will prepare the Supervisory Board's decision on such matters.

The Board of Management *(Vorstand)*

The Board of Management of E.ON AG consists of six members and has one Chairperson. Members of the Board of Management may not be older than 65.

The E.ON Board of Management has in place policies and procedures for the business it conducts. The E.ON Board of Management manages the business of the Company, with all its members bearing joint responsibility for its decisions. The Board of Management establishes the Company's objectives, sets its fundamental strategic direction, and is responsible for corporate policy and Group organization. This includes, in particular, the management of the Group and its financial resources, the development of its human resources strategy, the appointment of persons to management posts within the Group, and the development of its managerial staff, as well as the presentation of the Group to the capital market and to the public at large. In addition, the Board of Management is responsible for coordinating and supervising the Group's market units in accordance with the Group's established strategy.

The Board of Management regularly reports to the Supervisory Board on a timely and comprehensive basis on all issues of corporate planning, business development, risk assessment, and risk management. It also submits the Group's investment, finance, and personnel plan for the coming fiscal year (as well as the medium-term plan) to the Supervisory Board for its approval at the last meeting of each fiscal year.

The Chairperson of the Board of Management informs, without undue delay, the Chairperson of the Supervisory Board of important events that are of fundamental significance in assessing the condition, development, and management of the Company and of any defects that have arisen in the Company's monitoring systems. Transactions and measures requiring the approval of the Supervisory Board are also submitted to the Supervisory Board without delay.

Members of the Board of Management are also required to promptly report conflicts of interest to the Executive Committee of the Supervisory Board and to the full Board of Management. Members of the Board of Management may only assume other corporate positions, particularly appointments to the supervisory boards of non-Group companies, with the consent of the Executive Committee. No conflicts of interest involving any members of the Board of Management were reported during 2004. Any material transactions between the Company and members of the Board of Management, their relatives, or entities with which they have close personal ties require the consent of the Executive Committee, and all transactions must be conducted on an arm's length basis. No such transactions took place during 2004.

The Annual Shareholders Meeting *(Hauptversammlung)*

The shareholders of E.ON AG exercise their rights and vote their shares at the Shareholders Meeting. The Company's financial calendar, which is published in the Annual Report, in the Interim Reports, and on the Company's Internet site, regularly informs shareholders about important dates.

At the Shareholders Meeting, shareholders may vote their shares themselves, by a proxy of their choice, or by a Company proxy who is required to follow the shareholder's voting instructions.

As a rule, the Shareholders Meeting is chaired by the Chairperson of the Supervisory Board.

Accounting and Annual Financial Statements

The E.ON Group's Consolidated Financial Statements are prepared in accordance with United States generally accepted accounting principles ("U.S. GAAP"). The Financial Statements of E.ON AG are prepared in accordance with the German Commercial Code.

As stipulated by German law, the Shareholders Meeting votes to select the Company's external auditors.

The Audit Committee prepares the proposal on the selection of the Company's external auditors for the Annual Shareholders Meeting. In order to ensure the auditors' independence, the Audit Committee secures a statement from the proposed auditors detailing any facts that could lead to the audit firm being excluded for independence reasons or being otherwise conflicted. As part of their audit responsibilities the external auditors agree to:

- promptly inform the Chairperson of the Audit Committee should any such facts arise during the course of the audit;
- promptly inform the Supervisory Board of anything arising during the course of their audit that is of relevance to the Supervisory Board's duties; and
- inform the Chairperson of the Audit Committee of, or to note in their audit report, any facts determined during the audit that contradict the statements submitted by the Board of Management or Supervisory Board in connection with the Code.

Risk Policies

Detailed information about E.ON's risk management system can be found on page 33 of this report.

In accordance with an SEC recommendation, E.ON has established a Disclosure Committee, which is responsible for ensuring that effective procedures and control mechanisms for financial reporting are in place and for providing a correct and timely presentation of information to the financial markets. The members of the Disclosure Committee come from various departments of E.ON AG and are, owing to their functions within the Company, particularly suited for the committee's tasks.

Under the Disclosure Committee's leadership, we have carried out a review of the procedures used in our financial reporting and have inventoried the Company's existing disclosure controls and procedures. The effectiveness of these controls and procedures is regularly assessed by E.ON AG's Internal Audit department and by our external auditors.

The requirements contained in Section 404 of the Sarbanes-Oxley Act, which are designed to increase the transparency of the internal control system for financial reporting, take effect beginning with the 2005 financial year. To meet these requirements, we carried out a groupwide project designed, in particular, to ensure that we have in place uniform procedures for documenting, evaluating, and testing our internal controls and to coordinate and monitor, on a groupwide basis, the activities of the major Group companies.

Transparency

Transparency is a high priority of E.ON AG's Board of Management and Supervisory Board. Our shareholders, capital market participants, financial analysts, shareholder associations, and the media regularly receive up-to-date information about the situation of, and any material changes to, the Company. We use the Internet to help to ensure that all investors have equal access to comprehensive and timely information about the Company.

E.ON AG issues reports about its situation and earnings by the following means:

- Interim Reports (quarterly)
- Annual Report
- Form 20-F
- Annual press conference
- Telephone conferences held upon release of the Interim and Annual Reports
- numerous events for financial analysts in and outside Germany.

A financial calendar lists the dates on which the Company's financial reports are released.

In addition to the Company's periodic financial reports, the Company issues ad-hoc statements when events or changes occur at E.ON AG that (a) are not publicly known and (b) could have a significant impact on the price of E.ON stock.

The financial calendar and ad-hoc statements are available on the Internet at www.eon.com.

Persons with executive responsibilities, in particular members of E.ON AG's Board of Management and Supervisory Board and persons closely related to them, must disclose their dealings in E.ON stock or in related financial instruments pursuant to Article 15a of the German Securities Trading Act. Such dealings that took place in 2004 have been disclosed on the Internet at www.eon.com. As of December 31, 2004, there was no ownership interest subject to disclosure pursuant to Item 6.6 of the Code.

Ethics

Our actions are grounded in integrity and a respect for the law. To this end, the Board of Management has put into place a general Code of Conduct containing guidelines for dealing with business partners and government institutions, for protecting the confidentiality of business information and company secrets, and for addressing conflicts of interest. Ethics Officers at E.ON AG and its subsidiaries are tasked with implementing the Code of Conduct and ensuring that any ethics issues that arise are dealt with independently and objectively.

In compliance with the requirements of the Sarbanes-Oxley Act, in addition to E.ON's general Code of Conduct for all employees, the Company has developed a special Code of Ethics that applies in particular to Board of Management members, Disclosure Committee members, and other Senior Financial Officers. The Code of Ethics obliges Board of Management members, Disclosure Committee members, and other Senior Financial Officers to make full, appropriate, accurate, timely, and comprehensible disclosure of information both in the documents we submit to the SEC and in our other corporate publications.

Finally, the Company has in place a procedure for dealing with complaints relating to accounting and financial reporting. Complaints may be submitted—anonymously, if desired—to a Compliance Officer who reports directly to the Audit Committee.

Declaration of Compliance with the German Corporate Governance Code, Made in Accordance with Article 161 of the German Stock Corporation Act, by the Board of Management and Supervisory Board of E.ON AG

The Board of Management and the Supervisory Board hereby declare that E.ON AG complies with the recommendations contained in the German Corporate Governance Code (dated May 21, 2003) prepared by the Government Commission appointed by the German Minister of Justice and published in the official section of the electronic version of the *Bundesanzeiger*. Furthermore, the Board of Management and the Supervisory Board declare that E.ON AG has been in compliance since the last statement of German Corporate Governance Code recommendations was issued. However, there are the following exceptions:

- Item 3.8 of the German Corporate Governance Code recommends that the liability insurance provided for members of the Board of Management and Supervisory Board ("D&O insurance") should include an appropriate deductible.
  The D&O liability insurance of members of the E.ON AG Board of Management and Supervisory Board does not include a deductible. E.ON continues to believe that imposing deductibles is not an appropriate way to improve the sense of responsibility with which members of the Board of Management and Supervisory Board perform their assigned tasks and functions. E.ON's policy in this regard conforms with international standards and with those in effect at its subsidiaries in the United Kingdom and the United States.
- Item 4.2.4 of the German Corporate Governance Code recommends that the compensation of each individual member of the Board of Management should be disclosed in the Notes to the Consolidated Financial Statements. Similarly, Item 5.4.5 of the German Corporate Governance Code recommends that the compensation of each individual member of the Supervisory Board should be disclosed in the Notes to the Consolidated Financial Statements.
  E.ON will for the first time disclose the compensation of each individual member of the Board of Management and Supervisory Board in the Notes to the Consolidated Financial Statements of the 2004 E.ON Annual Report.

Düsseldorf, December 16, 2004

For the Supervisory Board of E.ON AG
Ulrich Hartmann

For the Board of Management of E.ON AG
Dr. Wulf H. Bernotat

Summary of Financial Highlights

€ in millions	pro forma 2000	2001[1]	2002	2003	2004
Sales	**88.858**	**36,886**	**36,624**	**46,427**	**49,103**
Income/Loss (-) from continuing operations before income taxes and minority interests	6,498	3,146	-759	5,538	6,799
Income/Loss (-) from continuing operations	3,440	2,533	-720	3,950	4,348
Net income	**3,678**	**2,570**	**2,777**	**4,647**	**4,339**
Adjusted EBITDA[2]	8,041	6,537	7,558	9,458	10,520
Adjusted EBIT[2]	3,136	3,634	4,649	6,228	7,361
ROCE[3] (in %)	10.1	9.6	9.2	9.9	11.3
Cost of capital (in %)	9.5	9.5	9.5	9.5	9.0
Earnings per share (in €)	5.07	3.81	4.26	7.11	6.61
from continuing operations	4.74	3.76	-1.10	6.04	6.62
from discontinued operations	0.33	0.09	5.07	1.74	-0.01
from cumulative effect of changes in accounting principles, net	-	-0.04	0.29	-0.67	-
Dividend per share (in €)	1.35	1.60	1.75	2.00	2.35
Asset structure					
Long-term assets	65,592	64,663	86,286	86,967	88,223
Short-term assets	40,623	36,996	27,217	24,883	25,839
Total assets	106,215	101,659	113,503	111,850	114,062
Capital structure					
Stockholders' equity	28,033	24,462	25,653	29,774	33,560
thereof capital stock	1,985	1,799	1,799	1,799	1,799
Minority interests	5,123	6,362	6,511	4,625	4,144
Long-term liabilities	40,821	44,628	58,501	53,452	52,624
thereof provisions	27,940	26,564	29,159	27,085	27,328
thereof financial liabilities	7,611	9,308	17,175	14,521	13,265
thereof other liabilities	5,270	8,756	12,167	11,846	12,031
Short-term liabilities	32,238	26,207	22,838	23,999	23,734
thereof provisions	8,315	6,237	5,588	7,243	6,914
thereof financial liabilities	11,743	7,011	7,675	7,266	7,036
thereof other liabilities	12,180	12,959	9,575	9,490	9,784
Total stockholders' equity and liabilities	106,215	101,659	113,503	111,850	114,062
Cash flow and investments					
Cash provided by operating activities	3,413	2,571	3,614	5,538	5,972
Investments	14,380	6,867	24,159	9,196	5,285
Employees (at year end)	**166,183**	**86,773**	**101,336**	**67,102**	**69,710**
Financial ratios					
Equity ratio (in %)	26.4	24.1	22.6	26.6	29.4
Long-term assets as a percentage of property, plant, and equipment (in %)	112.8	116.7	105.1	101.0	102.4
Return on equity after taxes (in %)	13.5	9.8[4]	11.1	16.8	13.7
Net financial position[5] (financial assets less financial liabilities at year end)	-4,141	1,782	-12,460	-7,855	-5,483
Cash provided by operating activities as a percentage of sales	3.8	7.0	9.9	11.9	12.2

[1]Adjusted for discontinued operations and goodwill amortization.
[2]Non-GAAP financial measure; see reconciliation to consolidated net income on page 25.
[3]Non-GAAP financial measure; see derivation on pages 45-47.
[4]Stockholders' equity not adjusted for goodwill amortization.
[5]Non-GAAP financial measure; see reconciliation on page 29.

Major Shareholdings					
Name	Location	Ownership interest	Stockholders' equity[1]	Earnings[1]	Sales[1]
Central Europe market unit		%	€m	€m	€m
E.ON Energie AG[2,4]	DE, Munich	100.0	4,166.8	1,294.5	14.4
Avacon AG[2]	DE, Helmstedt	69.6	954.1	138.0	2,635.7
BKB Aktiengesellschaft[2,4,5]	DE, Helmstedt	100.0	295.1	24.9	104.7
BKW FMB Energie AG[3,6]	CH, Bern	20.0	434.7	122.2	0.0
CONTIGAS Deutsche Energie-Aktiengesellschaft[2]	DE, Munich	98.9	594.1	319.9	0.0
Dél-dunántúli Gázszolgáltató Rt. (DDGáz)[3,6]	HU, Pécs	50.0	23.1	2.2	0.0
E.DIS Aktiengesellschaft[2]	DE, Fürstenwalde	71.0	846.5	85.8	1,640.7
E.ON Bayern AG[2]	DE, Regensburg	100.0	853.6	117.1	2,557.1
E.ON Benelux Generation n.v.[2]	NL, Voorburg	100.0	618.6	44.3	722.3
E.ON Czech Holding AG[2,5]	DE, Munich	100.0	552.9	3.7	0.0
E.ON Dél-dunántúli Áramszolgáltató Rt.[2]	HU, Pécs	100.0	125.5	11.5	278.8
E.ON Engineering GmbH[2,5]	DE, Gelsenkirchen	100.0	19.8	13.4	67.2
E.ON Észak-dunántúli Áramszolgáltató Rt.[2]	HU, Györ	100.0	235.0	33.0	473.6
E.ON Hanse AG[2]	DE, Quickborn	73.8	519.1	122.8	2,417.8
E.ON Hungária Energetikai Rt.[2]	HU, Budapest	100.0	979.5	64.1	12.7
E.ON Kernkraft GmbH[2,4,5]	DE, Hanover	100.0	243.3	924.3	1,823.2
E.ON Kraftwerke GmbH[2,5]	DE, Hanover	100.0	864.2	254.3	2,014.5
E.ON Netz GmbH[2,4,5]	DE, Bayreuth	100.0	566.8	72.1	2,993.3
E.ON Sales & Trading GmbH[2,4,5]	DE, Munich	100.0	995.1	213.4	7,740.5
E.ON Tiszántúli Áramszolgáltató Rt.[2]	HU, Debrecen	100.0	142.2	5.1	302.5
E.ON Wasserkraft GmbH[2,5]	DE, Landshut	100.0	370.9	159.7	326.3
E.ON Westfalen Weser AG[2]	DE, Paderborn	62.9	476.6	31.2	920.5
EAM Energie AG[2]	DE, Kassel	73.3	462.4	57.7	960.5
Jihočeská energetika a.s. (JCE)[2]	CZ, České Budějovice	98.7	152.2	11.6	227.2
Jihomoravská energetika a.s. (JME)[2]	CZ, Brno	99.0	333.9	38.9	504.8
Közép-dunántúli Gázszolgáltató Rt. (Kögáz)[3,6]	HU, Nagykanizsa	31.3	24.4	3.3	0.0
LandE GmbH[2]	DE, Wolfsburg	69.6	102.8	143.9	15.3
RuhrEnergie GmbH, EVR[2,4]	DE, Gelsenkirchen	100.0	12.8	0.6	606.9
SVO Energie GmbH[2]	DE, Celle	64.0	76.7	19.5	200.3
TEAG Thüringer Energie AG[2]	DE, Erfurt	72.7	627.3	97.0	884.9
Západoslovenská energetika a.s. (ZSE)[3,6]	SK, Bratislava	49.0	213.9	45.2	0.0
Pan-European Gas market unit					
E.ON Ruhrgas AG[2,4,5]	DE, Essen	100.0	3,494.5	1,920.8	12,751.3
A/s Latvijas Gāze[3,6]	LV, Riga	47.2	145.8	19.5	178.7
AB Lietuvos Dujos[3,6]	LT, Vilnius	38.9	124.4	17.9	136.1
BBL Company V.O.F.[3]	NL, Groningen	20.0	46.9	-0.2	0.0
D-Gas B.V.[2,6]	NL, Voorburg	100.0	10.7	6.0	211.1
E.ON Ruhrgas E & P GmbH[2,4]	DE, Essen	100.0	243.8	39.5	0.0
E.ON Ruhrgas International AG[2,4]	DE, Essen	100.0	1,936.8	798.1	0.0
E.ON Ruhrgas Transport AG & Co. KG[2,5,9]	DE, Essen	100.0	115.6	41.8	1,047.4
Erdgasversorgungsgesellschaft Thüringen-Sachsen mbH (EVG)[3,4,6]	DE, Erfurt	50.0	57.1	20.5	530.0
Etzel Gas-Lager Statoil Deutschland GmbH & Co.[3,6]	DE, Friedeburg-Etzel	74.8	39.3	23.9	49.0
Ferngas Nordbayern GmbH[2]	DE, Nuremberg	70.0	76.5	20.6	636.2
Gasum Oy[3,6]	FI, Espoo	20.0	213.0	32.0	646.5
Gas-Union GmbH[3,6]	DE, Frankfurt am Main	25.9	70.9	12.0	939.7
MEGAL GmbH Mittel-Europäische-Gasleitungsgesellschaft[3,6]	DE, Essen	50.0	28.8	8.3	45.4
NETRA GmbH Norddeutsche Erdgas Transversale & Co. KG[3,6]	DE, Emstek	41.7	156.8	49.5	104.6
Nova Naturgas AB[3,6]	SE, Stockholm	29.6	68.4	12.0	185.2
OAO Gazprom[3,6,7]	RU, Moscow	6.4	51,118.8	5,016.8	24,405.3

Major Shareholdings

Name	Location	Ownership interest	Stockholders' equity[1]	Earnings[1]	Sales[1]
		%	€m	€m	€m
Ruhrgas Industries GmbH[2,4,5]	DE, Essen	100.0	242.0	21.6	0.0
Saar Ferngas AG[3,4,6]	DE, Saarbrücken	20.0	128.2	43.9	986.1
Slovenský plynárenský priemysel, a.s.[3,6]	SK, Bratislava	24.5	1,915.8	492.9	1,744.3
Thüga Aktiengesellschaft[2,4]	DE, Munich	100.0	2,355.4	387.9	285.9
Trans Europa Naturgas Pipeline GmbH (TENP)[3,6]	DE, Essen	51.0	10.4	2.7	57.2
U.K. market unit					
E.ON UK plc[2,6]	GB, Coventry	100.0	2,646.4	-153.2	7,111.3
E.ON UK CHP Ltd[2,6]	GB, Coventry	100.0	13.9	10.5	164.9
E.ON UK Renewables Holdings Limited[2,6]	GB, Coventry	100.0	21.5	-0.9	0.0
Central Networks East plc[2,6]	GB, Coventry	100.0	504.5	160.4	437.9
Central Networks West plc[2,6]	GB, Coventry	100.0	392.1	139.1	452.1
Cottam Development Centre Ltd[2,6]	GB, Coventry	100.0	34.7	4.9	37.7
Corby Power Ltd[2,6]	GB, Corby	50.0	52.3	13.1	108.0
Powergen Retail Ltd[2,6]	GB, Coventry	100.0	1,040.1	183.1	5,101.2
Powergen International Limited[2,6]	GB, Coventry	100.0	1,045.8	157.7	0.9
Nordic market unit					
E.ON Finland Oyj[2)]	FI, Espoo	65.6	214.3	26.1	238.1
E.ON Nordic AB[2)]	SE, Malmö	100.0	4,140.7	145.8	29.2
Graninge Aktiebolag[2)]	SE, Sollefteå	100.0	1,276.5	810.4	4.6
Sydkraft AB[2)]	SE, Malmö	55.2	2,989.0	381.6	804.5
Sydkraft Energy Trading AB[2)]	SE, Malmö	100.0	344.6	-7.8	1,045.6
Sydkraft Försäljning AB[2)]	SE, Malmö	100.0	58.2	-1.9	1,152.6
Sydkraft Kärnkraft AB[2)]	SE, Malmö	100.0	19.2	5.4	478.4
Sydkraft Nät AB[2)]	SE, Malmö	100.0	750.5	14.9	540.0
Sydkraft Vattenkraft AB[2)]	SE, Sundsvall	100.0	1,244.7	-11.9	311.1
U.S. Midwest market unit					
LG&E Energy LLC[2]	US, Louisville	100.0	3,934.0	156.2	0.0
LG&E Capital Corp.[2]	US, Louisville	100.0	-26.4	-54.4	0.0
LG&E Energy Marketing Inc[2]	US, Louisville	100.0	-409.7	-26.0	628.8
LG&E Power Inc[2]	US, Louisville	100.0	258.7	-11.2	0.0
Louisville Gas and Electric Company (LG&E)[2]	US, Louisville	100.0	700.3	75.3	943.2
Kentucky Utilities Company (KU)[2]	US, Lexington	100.0	712.3	105.5	800.5
Western Kentucky Energy Corp[2]	US, Henderson	100.0	-138.2	-41.8	183.0
Other					
Aviga GmbH[2]	DE, Duisburg	100.0	1,127.4	19.4	0.0
Degussa AG[3]	DE, Düsseldorf	42.9	3,986.1	226.2	3,374.2
Deutschbau-Holding GmbH[2]	DE, Düsseldorf	99.4	420.4	-0.1	0.0
E.ON North America, Inc.[2,6]	US, New York	100.0	652.7	4.2	0.0
E.ON Ruhrgas Holding GmbH[2,4]	DE, Düsseldorf	100.0	10,040.5	1,865.9	0.0
Frankfurter Siedlungsgesellschaft mbH[2]	DE, Essen	100.0	338.7	195.1	38.0
RAG Aktiengesellschaft[3,6]	DE, Essen	39.2	486.9	0.0	4,124.4
Viterra AG[2,8]	DE, Essen	100.0	751.4	127.0	98.1
WBRM-Holding GmbH[2,4]	DE, Essen	100.0	27.7	-21.2	0.0

[1]Figures reflect the financial statements prepared in accordance with the GAAP of each individual country and do not reflect the amounts included in the E.ON AG Consolidated Financial Statements. Stockholders' equity of non-eurozone companies is translated into euros at year-end rates; earnings and sales of these companies are translated into euros at annual average rates.
[2]Consolidated E.ON company.
[3]Other shareholding.
[4]Profit and loss pooling agreement (earnings before pooling).
[5]This company exercised its exemption option under Article 264, Paragraph 3, of the German Commercial Code (HGB).
[6]Mainly prior-year figures unless profit and loss pooling agreement exists.
[7]Figures taken from E.ON AG Consolidated Financial Statements.
[8]Figures for October 1 to December 31, 2004, only.
[9]Stockholders' equity in the amount of €115.6 million, of which €90 million in unpaid capital contributions have not yet been demanded.

Actuarial gains and losses
The actuarial calculation of provisions for pensions is based on forecasts of a number of variables, such as projected future salaries and pensions. An actuarial gain or loss results when these assumptions are changed because the actual numbers turn out to be different from the projections.

Adjusted EBIT
Adjusted earnings before interest and taxes. An indicator of a business's long-term earnings power, adjusted EBIT is E.ON's key performance metric. It is an adjusted figure derived from income/(loss) from continuing operations before income taxes and minority interests. The adjustments include book gains and losses on disposals, restructuring expenses, and other nonrecurring expenses (see Other nonoperating earnings).

Adjusted EBITDA
Adjusted earnings before interest, taxes, depreciation, and amortization.

Adjusted EBITDA ÷ Net financial position
Indicator of a company's ability to service its debt. It equals the portion of an company's net financial liabilities that could be paid back out of its adjusted EBITDA.

Adjusted EBITDA ÷ Net interest expense
Indicator of a company's ability to service its debt. It equals the number of times a company's net interest expense could be paid using its adjusted EBITDA.

ADR
Abbreviation for American depositary receipt. These are depositary certificates traded on U.S. stock exchanges in place of a foreign share. In most instances, ADRs are treated as equivalent to one share of a foreign issuer's stock. ADRs make it easier for foreign companies to gain access to U.S. investors.

Beta factor
Indicator of a stock's relative risk. A beta coefficient of more than one indicates that a stock has a higher risk than the overall market; a beta coefficient of less than one signals a lower risk.

Cash flow statement
Calculation and presentation of the cash flow a company has generated or consumed during a reporting period as a result of its operating, investing, and financing activities.

Commercial papers (CPs)
Unsecured, short-term money market obligations issued by commercial firms and financial institutions. CPs are usually quoted on a discounted basis, with repayment at the par value. The maturities of CPs are typically from 2 to 364 days.

Cost of capital
Weighted average of the costs of debt and equity funds (weighted average cost of capital: WACC). The cost of equity is the return expected by an investor in a given stock. The cost of debt is equivalent to a firm's long-term financing terms. The interest on corporate debt is tax deductible.

Derivative
Product whose value derives largely from the price, price fluctuations, or price expectations of an underlying instrument (such as a share, bond, currency, interest rate, or commodity).

Discontinued operations
Businesses or parts of a business that are planned for divestment or have already been divested. They are subject to special disclosure rules.

Equity method
A method for valuing shareholdings in associated companies whose assets and liabilities are not fully consolidated. The proportional share of the company's annual net income (or loss) is reflected in the shareholding's book value. This change is shown in the owning company's income statement.

Fair value
The price at which assets, debts, and derivatives pass from a willing seller to a willing buyer, each having access to all the relevant facts and acting freely.

Free cash flow
Cash provided by operating activities less investments in intangible assets and property, plant, and equipment.

Impairment test
Periodic comparison of an asset's book value with its fair value. A company must record an impairment charge if it determines that an asset's fair value has fallen below its book value. Effective January 1, 2002, E.ON adopted SFAS 142, a U.S. accounting standard under which goodwill is no longer periodically amortized but instead is tested for impairment on at least an annual basis.

Medium-term note program
Flexible bond programs used to issue debt instruments. Volumes, currencies, and maturities (usually between 2 and 30 years) can be adjusted to meet a company's financing needs.

Net financial position ÷ cash provided by operating activities
Indicator of a company's ability to service its debt. Equals the number of years it would take to pay back a company's net financial liabilities out of its cash provided by operating activities.

Non-GAAP financial measures
Under U.S. securities laws, financial measures not computed in U.S. GAAP must be designated as such in financial reports.

Option
The right, not the obligation, to buy or sell an underlying asset (for instance, a security or currency) at a specific date at a predetermined price from a counterparty or seller. Buy options are referred to as calls, sell options as puts.

Ordinary share
A participation in the ownership of an enterprise. It has no par value (the nominal value assigned to a share of stock by the corporate charter at the time of issuance). Ordinary shares typically entitle owners to receive any dividends that are declared and to vote at the annual shareholders meeting.

Other nonoperating earnings
Income and expenses that are unusual or infrequent, such as book gains or losses from disposals and restructuring expenses (see Adjusted EBIT).

Purchase price allocation
In a business combination accounted for as a purchase, the values at which the acquired company's assets and liabilities are recorded in the acquiring company's balance sheet.

Rating
Standardized performance categories for an issuer's short- and long-term debt instruments based on the probability of full repayment. Ratings provide the foundation for investors and creditors to compare the risks of various financial investments.

ROCE
Acronym for return on capital employed. A key indicator for monitoring the performance of E.ON's market units. ROCE is the ratio between adjusted EBIT and capital employed. Capital employed represents the interest-bearing capital tied up in the E.ON Group.

Syndicated line of credit
A credit facility extended by two or more banks that is good for a stated period of time (usually one to seven years) and a stated amount. The borrower may draw down the line in different amounts, at different times, and in different currencies.

Tax shield
Deductions that reduce an enterprise's tax burden. For example, the interest on corporate debt is tax deductible. An enterprise takes this into consideration when choosing between equity and debt financing (see Cost of capital).

U.S. GAAP
Abbreviation for accounting principles that are generally accepted in United States. Accounting, valuation, and disclosure policies based on the principle of fair presentation of financial statements to provide information needed for decision-making, especially for investors.

For more information about E.ON:

Corporate Communications
E.ON AG
E.ON-Platz 1
40479 Düsseldorf
Germany

T +49 (0)211-4579-453
F +49 (0)211-4579-566
info@eon.com
www.eon.com

Only the German version of this Annual Report is legally binding.

Information on results: This Annual Report contains certain forward-looking statements that are subject to risk and uncertainties. For information identifying economic, currency, regulatory, technological, competitive, and some other important factors that could cause actual results to differ materially from those anticipated in the forward-looking statements, you should refer to E.ON's filings to the Securities and Exchange Commission (Washington, DC), as updated from time to time, in particular to the discussion included in the sections of the E.ON 2004 Annual Report on Form 20-F entitled "Item 3. Key Information: Risk Factors," "Item 5. Operating and Financial Review and Prospects," and "Item 11. Quantitative and Qualitative Disclosures about Market Risk."

Financial Calendar

April 27, 2005	2005 Annual Shareholders Meeting
April 28, 2005	Dividend Payment
May 12, 2005	Interim Report: January-March 2005
August 10, 2005	Interim Report: January-June 2005
November 10, 2005	Interim Report: January-September 2005

March 9, 2006	Release of 2005 Annual Report
May 4, 2006	2006 Annual Shareholders Meeting
May 5, 2006	Dividend Payment
May 10, 2006	Interim Report: January-March 2006
August 15, 2006	Interim Report: January-June 2006
November 8, 2006	Interim Report: January-September 2006

Art direction: Lesmo, Düsseldorf
Photography: Andreas Teichmann
Albrecht Fuchs, page 10
Wolfgang Kumm (dpa), page 16
Birthe Piontek, page 17
Production: Jung Produktion, Düsseldorf
Typesetting & lithography: Lettern Partners, Düsseldorf
Printing: Druckpartner, Essen

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

E.ON AG

Date: March 29, 2005

By: 

Michael C. Wilhelm
Senior Vice President
Accounting